APOLLO

 **Credit**

Apollo Debt Solutions BDC

Annual Report

December 31, 2025



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 814-01424

APOLLO DEBT SOLUTIONS BDC
(Exact name of Registrant as specified in its charter)

Delaware	**86-1950548**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
9 West 57th Street	
New York, New York	**10019**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (212) 515-3200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
None	None	None

Securities registered pursuant to Section 12(g) of the Act:

Class S common shares of beneficial interest, par value $0.01
Class D common shares of beneficial interest, par value $0.01
Class I common shares of beneficial interest, par value $0.01

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒   Smaller reporting company ☐   Emerging growth company ☐
(Do not check if a smaller reporting company)

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

As of December 31, 2025, there was no established public market for the Registrant's common shares of beneficial interest ("Common Shares").

The number of shares of the Registrant's Common Shares, $0.01 par value per share, outstanding as of March 11, 2026 was 122,299,106 Class S common shares, 1,642,000 Class D common shares and 502,885,581 Class I common shares. Common Shares outstanding exclude March 1, 2026 subscriptions since the issuance price is not yet finalized at this time.

Documents Incorporated By Reference

Portions of the Registrant's Proxy Statement for the 2026 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K.

Table of Content

APOLLO DEBT SOLUTIONS BDC

Table of Contents


Risk Factor Summary


The following is only a summary of the principal risks that may materially adversely affect our business, financial condition, results of operations and cash flows. The following should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth in the section titled "Item 1A. Risk Factors" in this report.

Risks Related to the Current Environment

- Capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect the debt and equity capital markets in the United States and abroad, which may have a negative impact on our business and operations.

- Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information, a misappropriation of funds, and/or damage to our business relationships, all of which could negatively impact our financial results.

- We are exposed to risks associated with changes in interest rates.

- Inflation may adversely affect our business.

- The ongoing armed conflicts as a result of the Russian invasion of Ukraine and the conflict in the Middle East may have a material adverse impact on us and our portfolio companies.

- The current state of the economy and volatility in the global financial markets could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Business and Structure

- Our Board of Trustees (the "**Board**") may in certain circumstances change our operating policies and strategies or amend our Declaration of Trust without prior notice or shareholder approval.

- We may face increasing competition for investment opportunities, have difficulty sourcing investment opportunities and experience fluctuations in our quarterly results.

- As required by the 1940 Act, a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

- There is a risk that investors in our shares may not receive distributions or that our distributions may decrease over time.

- Although we have commenced a share repurchase program, we have discretion to repurchase shares at a disadvantageous time to our shareholders, not repurchase such shares or to suspend any share repurchase program.

- General economic conditions could adversely affect the performance of our investments.

Risks Related to Our Investments

- Our investments in portfolio companies are risky, and we could lose all or part of our investment.

- Investing primarily in large private U.S. borrowers may limit the Company's ability to achieve high growth rates during times of economic expansion.

- Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

- Second priority liens on collateral securing debt investments that we make to our portfolio companies may be subject to control by senior creditors with first priority liens.

- Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Risks Related to the Adviser and Its Affiliates; Conflicts of Interest

- Apollo Credit Management, LLC (the "**Adviser**") and its affiliates, including our officers and some of our Trustees, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

- We may be obligated to pay the Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

- The Adviser relies on key personnel, the loss of any of whom could impair its ability to successfully manage us.

Risks Related to Business Development Companies

- The requirement that we invest a sufficient portion of our assets in Qualifying Assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in Qualifying Assets could result in our failure to maintain our status as a business development company (**"BDC"**).

- Regulations governing our operation as a BDC and regulated investment company (**"RIC"**) will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes.

Risks Related to Debt Financing

- When we borrow money, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us.

- Provisions in a credit facility may limit our investment discretion.

Federal Income Tax Risks

- We will be subject to corporate-level income tax if we are unable to maintain RIC tax treatment under Subchapter M of the Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the **"Code"**) or satisfy RIC distribution requirements.

- Our portfolio investments may present special tax issues.

- Legislative or regulatory tax changes could adversely affect investors.

Risks Related to an Investment in the Shares

- Investing in our shares involves a high degree of risk and is highly speculative.

- The net asset value (**"NAV"**) of our shares may fluctuate significantly.

- Shareholders may experience dilution.

PART I

Item 1. Business

Apollo Debt Solutions BDC (the **"Company," "we", "us", or "our"**) is a Delaware statutory trust formed on December 4, 2020. The Company was formed primarily to invest in private credit opportunities in directly originated assets, including loans and other debt securities, made to or issued by large private U.S. borrowers, with a strong emphasis on senior secured lending. The Company is a diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the **"1940 Act"**). The Company is externally managed by Apollo Credit Management, LLC (the **"Adviser"**). The Adviser is an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries (**"AGM"**, or **"Apollo"**). The Company has elected to be treated for federal income tax purposes, and intends to qualify annually thereafter, as a regulated investment company (**"RIC"**) as defined under Subchapter M of the Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the "**Code**").

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. The Company invests primarily in private credit opportunities in directly originated assets, including loans and other debt securities, made to or issued by large private U.S. borrowers, which we generally define as companies with more than $75 million in earnings before interest, taxes, depreciation and amortization ("**EBITDA**"), as may be adjusted for market disruptions, mergers and acquisitions-related charges and synergies, and other items. While most of our investments will be in private U.S. companies (subject to compliance with the business development company ("**BDC**") regulatory requirement to invest at least 70% of its assets in private U.S. companies), we also expect to invest from time to time in European and other non-U.S. companies. Our portfolio may also include equity interests such as common stock, preferred stock, warrants or options, which generally would be obtained as part of providing a broader financing solution. Under normal circumstances, we will invest directly or indirectly at least 80% of our total assets (net assets plus borrowings for investment purposes) in debt instruments of varying maturities. Subject to the limitations of the 1940 Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Apollo funds. From time to time, we may co-invest with other Apollo funds.

Most of the debt instruments we invest in are unrated or rated below investment grade, which is often an indication of size, credit worthiness and speculative nature relative to the capacity of the borrower to pay interest and principal. Generally, if our unrated investments were rated, they would be rated below investment grade. These securities, which are often referred to as "junk" or "high yield", have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be difficult to value and are illiquid.

We may, but are not required to, enter into interest rate, foreign exchange or other derivative agreements to hedge interest rate, currency, credit or other risks, but we do not generally intend to enter into any such derivative agreements for speculative purposes. Any derivative agreements entered into for speculative purposes are not expected to be material to the Company's business or results of operations. These hedging activities, which will be in compliance with applicable legal and regulatory requirements, may include the use of futures, options and forward contracts. We will bear the costs incurred in connection with entering into, administering and settling any such derivative contracts. There can be no assurance any hedging strategy we employ will be successful.

We use and continue to expect to use leverage as market conditions permit and at the discretion of the Adviser, but in no event will leverage employed exceed the limitations set forth in the 1940 Act; which currently allows us to borrow up to a 2:1 debt to equity ratio. We use and continue to expect to use leverage in the form of borrowings, including loans from certain financial institutions and the issuance of debt securities. We may also use leverage in the form of the issuance of preferred shares, but do not currently intend to do so. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. Any such leverage, if incurred, would be expected to increase the total capital available for investment by the Company.

Our investment strategy is expected to capitalize on Apollo's scale and reputation in the market as an attractive financing partner to acquire our target investments at attractive pricing. We also expect to benefit from Apollo's reputation and ability to transact in scale with speed and certainty, and its long-standing and extensive relationships with private equity firms that require financing for their transactions.

As a BDC, at least 70% of our assets must be the type of "qualifying" assets listed in Section 55(a) of the 1940 Act, as described herein, which are generally privately-offered securities issued by U.S. private or thinly-traded companies. We may also invest up to 30% of our portfolio opportunistically in "non-qualifying" portfolio investments, such as investments in non-U.S. companies.

The loans in which we invest will generally pay floating interest rates based on a variable base rate. The senior secured loans, unitranche loans and senior secured bonds in which we will invest generally have stated terms of five to eight years, and the mezzanine, unsecured or subordinated debt investments that we may make will generally have stated terms of up to ten years, but the expected average life of such securities is generally between three and five years. However, there is no limit on the maturity or duration of any security we may hold in our portfolio. Loans and securities purchased in the secondary market will generally have shorter remaining terms to maturity than newly issued investments. We expect most of our debt investments will be unrated. Our debt investments may also be rated by a nationally recognized statistical rating organization, and, in such case, generally will carry a rating below investment grade (rated lower than "Baa3" by Moody's Rating or lower than "BBB-" by Standard & Poor's Ratings Services and Fitch Ratings, Inc.). We expect that our unrated debt investments will generally have credit quality consistent with below investment grade securities. In addition, we may invest in collateralized loan obligations (**"CLOs"**) and will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or entities that sponsored the CLOs.

Table of Content

We are currently offering on a continuous basis up to $10.0 billion of common shares of beneficial interest (**"Common Shares"**) of beneficial interest pursuant to an offering registered with the Securities and Exchange Commission (the **"SEC"**). The Company expects to offer to sell any combination of three classes of Common Shares, Class S shares, Class D shares and Class I shares, with a dollar value up to the maximum offering amount. The share classes have different ongoing shareholder servicing and/or distribution fees. The per share purchase price for Common Shares in the primary offering was $25.00 per share. Thereafter, the purchase price per share for each class of Common Shares will equal the net asset value (**"NAV"**) per share, as of the effective date of the monthly share purchase date. Apollo Global Securities, LLC (the **"Intermediary Manager"**) will use its best efforts to sell shares, but is not obligated to purchase or sell any specific amount of shares in the offering.

The Adviser and the Administrator

The Company's investment activities are managed by Apollo Credit Management, LLC, an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended (the **"Advisers Act"**). Pursuant to the advisory agreement between us and the Adviser, as amended (the **"Advisory Agreement"**), the Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis.

Apollo Credit Management, LLC, as our Administrator (the **"Administrator"**), pursuant to the administration agreement between us and the Administrator, as amended (the **"Administration Agreement"**), provides, or oversees the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of our other service providers), preparing reports to shareholders and reports filed with the SEC, preparing materials and coordinating meetings of our Board of Trustees (the **"Board"** and each member, a **"Trustee"**), managing the payment of expenses and the performance of administrative and professional services rendered by others and providing office space, equipment and office services.

The Adviser is an affiliate of Apollo and is led by substantially the same investment personnel as Apollo. As such, our Adviser has access to the broader resources of Apollo, subject to Apollo's policies and procedures regarding the management of conflicts of interest.

Founded in 1990, Apollo is a high-growth, global alternative asset manager and retirement services provider. Its asset management businesses focuses on three investing strategies: credit, equity and real assets. Through its asset management business, Apollo raises, invests and manages funds, accounts and other vehicles, on behalf of some of the world's most prominent pension, endowment and sovereign wealth funds and insurance companies, as well as other institutional and individual investors. Apollo's retirement services business is conducted by Athene, a leading financial services company that specializes in issuing, reinsuring and acquiring retirement savings products for the increasing number of individuals and institutions seeking to fund retirement needs. As of December 31, 2025, Apollo had total assets under management (**"AUM"**) of $938 billion and a team of 6,140 employees, including 2,010 employees of Athene and 600 employees of Bridge Investment Group Holdings Inc.

Apollo manages the leading alternative credit business with $749 billion in credit AUM and more than 590 investment professionals across an array of corporate, asset-backed and insurance-related investment strategies. The Company benefits from its affiliation with Apollo as a scaled direct lending platform with over $450 billion of dedicated corporate credit AUM. Apollo's corporate credit business dates back over twenty years, with a heritage as one of the largest managers of syndicated loans. Over the course of decades, Apollo has built incumbency with thousands of the leveraged loan issuers, many of which are backed by the largest blue-chip private equity sponsors. Today, Apollo has established over 4,000 lending relationships. Incumbency and scale enable Apollo to source and deliver attractive lending opportunities for its investor clients. In 2025, Apollo and its affiliates originated $60 billion in direct lending transactions.

Apollo's investment philosophy is centered on the ethos that "purchase price matters," allocating capital to the best risk-reward investment opportunities throughout market and economic cycles. Apollo's focus on alternative asset investing seeks to deliver excess return per unit of risk at all points across the investment spectrum. Investors in the Company's shares also benefit from significant alignment of interest with Apollo since, through Athene, Apollo is often among the largest investors in its own funds, including direct lending funds which co-invest alongside the Company.

Our objective is to bring Apollo's leading credit investment platform to the non-exchange traded BDC industry.

Market Opportunity

Apollo believes there is an ongoing structural shift to private financing alternatives for borrowers of all sizes, including large private U.S. corporations. This trend is being driven by ongoing shifts in public credit market structure that have given rise to periods of uncertainty, as well as changes in the banking industry driven by continued tightening of regulation.

Due to ongoing evolution in banks' regulatory environment and increasing capital requirements, bank lending to many non-investment grade borrowers has moved toward an originate to distribute model, where banks often seek to retain minimal amounts of the loans on their own balance sheet. The buyer base for syndicated loans is primarily comprised of loan mutual funds and CLOs. Loan mutual funds are open-ended investment structures and therefore subject to outflows which can limit their reliability as a source of capital to borrowers. Similarly, formation patterns for CLOs are uncertain with finite reinvestment periods and various other structural limitations on the types of borrowers they will typically target. The result is that available capital in public credit markets may not always be reliable. In contrast, direct lending platforms such as Apollo are able to lead transactions and deliver financing solutions at all points through the cycle, regardless of market environment. For borrowers, negotiating with a single or only a small handful of lenders on a bilateral basis allows for more efficient execution and increased confidentiality versus a syndicated approach. Direct lenders are also able to tailor their financing solutions for borrowers' specific circumstances or to address their specific needs, such as through the provision of revolving credit lines and delayed draw term loans, as unfunded commitments are often difficult for mutual funds and CLOs to hold.

While cyclical dynamics have accelerated growth in the opportunity, we believe the trend toward private lending solutions is a long-term trend, particularly among larger private corporate borrowers. Scaled direct lenders who are able to originate with speed and speak for size are able to act as solution providers to borrowers by addressing the challenges that have come to be associated with accessing the traditional avenues of public markets or bank lending. As the private debt market has grown in size and sophistication, firms such as Apollo have been able to bring these benefits to larger borrowers who traditionally would have had limited options away from syndicated bank loan markets. In exchange for providing these benefits, direct lending solutions are often able to command a yield premium over other sources of capital while taking top-of-the-capital structure, senior secured risk with significant subordination. Given its long tenure as an institution, its expertise in credit investing broadly and incumbency with hundreds of sponsors or thousands of issuers, we believe that Apollo is well positioned to capitalize on this opportunity.

Significant Addressable Market Size. The global leveraged finance market is over $5 trillion in size as of late 2025. Private credit has become an increasingly significant part with estimates of its size generally around $2 trillion. Historically there was a hard distinction between private and public credit markets, with the former largely synonymous with middle market lending. More recently, there has been a shift, with private lending becoming an increasingly favorable option versus public markets. Going forward, we believe the next phase of growth in private credit could be even more significant given the ongoing "privatization" of activities historically centered in the public markets. We believe this emerging private lending opportunity will be primarily associated with lending to larger private corporate borrowers who will increasingly rely on scaled direct lending platforms that are able to transact at the scale required to meet their needs.

Burgeoning "Large Cap" Lending Opportunity. Apollo believes there is a dearth of available alternative financing solutions for large corporate issuers outside of the broadly syndicated and high yield markets, despite a growing demand for flexible solutions. Large companies historically utilized banks to tap the public high yield and leveraged loan markets in order to meet their financing needs. Historically, banks typically held these bonds and loans on their own balance sheets, but over the last 15 years moved to an originate-to-distribute model because of increased regulatory burdens and capital charges. Today, banks generally arrange the financing for a company for a fee and syndicate the debt out to institutional investors. This mechanism for raising capital became increasingly stressed over the past few years as unstable market conditions and the uncertain economic backdrop caused investors and arranging banks to retrench from the market. Primary public debt markets for sub-investment grade companies are sensitive to market conditions and bank appetite to provide funding to many large issuers falters in volatile markets, like we experienced during COVID-19 and across 2022. For example, in 2022, volatile market conditions led to sharp year-over-year declines in both leveraged loan and high yield primary issuance, leaving the private market as the only viable financing option for a swath of large borrowers. Apollo believes that this type of opportunity is only accessible to scaled alternative asset managers with significant relationships and cycle-tested investing expertise, and that the Company is therefore well-positioned to capitalize on the growing opportunity set.

Proprietary Sourcing Engine Drives Direct Origination. Across its global platform, Apollo has found that deal flow is often driven by relationships, and that having a strong reputation and an established network can ultimately lead to exclusive investment opportunities. Apollo's corporate credit business maintains coverage of over 4,000 corporate issuers worldwide. As a result, members of the corporate credit team are in frequent dialogue with management teams and intermediaries, enabling visibility into a given company's financing needs as well as opportunities to organically grow existing lending relationships. The size and scale of our liquid credit businesses have become increasingly important given the trend from public to private lending, particularly among larger corporate borrowers. Apollo believes that its ability to leverage its incumbency to source deals directly with large corporate borrowers creates a meaningful barrier to entry. We further augment these efforts with a dedicated sponsor coverage effort, that includes approximately three dozen professionals focused on origination and sourcing direct lending transactions. Importantly, Apollo's credit business is one of the largest lending counterparties to Wall Street, with trading volume across credit products well in excess of $250 billion from 2021 to 2025. This level of trading volume often results in Apollo being provided with an early or first look from the dealer community, which Apollo believes will put the Company in a position to access challenged syndications at attractive terms during periods of volatility. Through these various touchpoints, Apollo has established a combination of robust networks and proprietary relationships that it believes will enable the Company to source highly attractive opportunities, often on a proprietary basis.

Apollo's Status as a Preferred Lending Counterparty. Apollo has developed a reputation as an attractive lending partner due to its scale and ability to design creative capital solutions across capital structures, particularly in complex situations. The Company will have the opportunity to participate alongside other Apollo funds and accounts when it underwrites and commits to large transactions, streamlining the execution process for borrowers and enabling them to only interface with a single counterparty, due to the breadth and scale of Apollo's capital base, which for this purpose includes numerous long-standing co-investment relationships and syndication capabilities with credit market investors. Being the sole or primary lender in size also facilitates alignment and a partnership mentality that is differentiated from traditional lending relationships. Additionally, our underwriting and structuring ability coupled with company and sector-specific insights across the Apollo platform is expected to enable Apollo to embrace complexity and provide bespoke capital solutions tailored to borrowers' unique financing needs, including greater certainty of funding at specified terms or within compressed timetables. Apollo believes that the Company augments Apollo's ability to leverage its reputation as a preferred lending partner to selectively source proprietary opportunities in large corporate direct lending. Based on our experience in the large corporate direct lending market, we believe that the Company has an advantage in its ability to provide capital in scale with greater certainty of closing as well as to deliver strategic partner-like benefits.

Strong Alignment with Apollo Balance Sheet Capital. Since its merger with Athene, Apollo is often among the largest investors in its own funds, including direct lending funds which co-invest alongside the Company. As a result, the Company and Apollo will generally be aligned with similar exposure to underlying direct lending investments. Apollo balance sheet capital refers to the insurance company balance sheet of its retirement services business, Athene, as well as commitments directly from Apollo.

Strong Apollo Sponsorship and Integrated Business Model. Apollo operates its global franchise as an integrated investment platform, leveraging the same monitoring and risk management capabilities across Apollo's credit business. In the process of screening, executing and monitoring investments across businesses, Apollo has developed valuable relationships with well-regarded sponsors, leading management teams, consultants and other intermediaries, which further drives high-quality deals and thoughtful insights during the investment process. Apollo believes the Company will benefit from the wealth of knowledge, experience and capabilities across asset classes, industries and geographies at Apollo, which will widen the Company's lens and enable the Company team to more successfully source, diligence and manage opportunities across market cycles.

The Board of Trustees

Overall responsibility for the Company's oversight rests with the Board. We have entered into the Advisory Agreement with the Adviser, pursuant to which the Adviser will manage the Company on a day-to-day basis. The Board is responsible for overseeing the Adviser and other service providers in our operations in accordance with the provisions of the 1940 Act, the Company's bylaws and applicable provisions of state and other laws. The Adviser will keep the Board well informed as to the Adviser's activities on our behalf and our investment operations and provide the Board information with additional information as the Board may, from time to time, request. The Board is currently composed of six members, five of whom are Trustees who are not "interested persons" of the Company or the Adviser as defined in the 1940 Act (the "**Independent Trustees**").

Investment Selection

The Company employs a sophisticated and disciplined approach with respect to sourcing, evaluating and executing prospective investments, consistent with how Apollo manages its funds' investments across the firm. Our process is defined by an emphasis on meaningful downside protection and the preservation of capital, which we will seek to achieve through extensive private equity-style due diligence, asset-level and market environment analysis, a systematic approach to identifying risk and structuring and a hands-on approach to driving value and managing investments throughout the ownership period. In this process, the Company will leverage the collective knowledge and resources of Apollo's credit investment professionals as well as Apollo's integrated platform more broadly.

With an extensive team of experienced investment professionals, including seasoned portfolio managers, industry teams comprised of specialists within their respective sectors, product analysts with particular experience in private lending and workouts and investment professionals solely focused on sourcing and maintaining relationships within the capital markets community, Apollo has a combination of robust networks and strategic relationships that we believe will enable the Company to source highly attractive opportunities, often on a proprietary basis.

Credit Selection and Enhanced Due Diligence. Consistent with Apollo's value-orientation, the Company intends to take a conservative investment approach, employing a rigorous, bottom-up, private equity-style approach to underwriting prospective investment opportunities. Our approach to credit selection tends to emphasize investments in mature companies in defensive sectors which typically exhibit a lower degree of cyclicality than the broader economy. This focus includes backing experience managed teams and business models that have established a strong position within their respective markets. We seek to leverage insights from across the breadth of Apollo's investing activities to drive better outcomes, drawing on the expertise and extensive network of relationships that our investment professionals have established in their respective industries. We seek to pursue investments in companies with strong market share, sufficient pricing power, commitment to de-leveraging, strong management teams and sufficient equity support from sponsors and management. Our analysis includes gathering relevant information regarding the company, its customers, suppliers and competitors, using a combination of legal, regulatory, accounting and industry reports, alongside the many resources of Apollo's platform. Given the direct, bilateral nature of the relationship between lender and borrower, firms specializing in private credit such as Apollo are able to benefit from a comprehensive relationship with their portfolio companies that enables extensive due diligence and enhanced ongoing monitoring.

Emphasis on Downside Protection. The Company is focused on pursuing a senior secured investing strategy comprised primarily of first lien loans to corporate borrowers. These loans typically detach at a 35-45% loan-to-value against the borrower's enterprise value. This approach is designed to maximize recovery of principal in the event of underperformance.

Robust Structural Protections. Apollo has significant structuring experience and believes the Company will be able to leverage the Apollo Credit platform's incumbency and status as a preferred lending partner to bilaterally negotiate highly structured, senior secured loans that are tailored to address the unique risks of a given corporate borrower. In contrast with syndicated loan markets, private credit has the potential to produce better outcomes for lenders by allowing them to retain structural protections within the lending agreements with their borrowers. Direct lenders typically retain control of their credit documentation which is intended to limit their borrowers' ability to incur additional indebtedness or to allow for value leakage ahead of senior debt. The Company intends to invest primarily in senior term loans that, coupled with robust covenant packages restricting incremental debt incurrence and restricting payments, are intended to provide downside protection in the form of a priority, undiluted claim on underlying collateral. Apollo believes that due to Apollo's experience with its managed funds investing across the capital structure, the Company will be able to consider investment structures that are different, and oftentimes more complex, than other investors. Our disciplined approach to transaction structuring is intended to mitigate risk in the event of adverse outcomes.

Portfolio Construction. We also seek to minimize the risk of loss through portfolio construction. Our approach seeks to avoid outsized industry concentration, particularly to more cyclical industries. We also seek to avoid outsized exposure to any individual borrower. We believe that a more granular portfolio helps to mitigate the risk of loss.

High Degree of Selectivity. Apollo believes that credit selectivity in every market environment is a critical driver of performance. In recent years, Apollo has closed on just 10-15% of direct lending opportunities that it evaluated. By virtue of our value-driven investment approach emphasizing downside protection, Apollo's corporate credit business has experienced a 0.1% annual average default rate, as compared to a 2.3% annual average default rate within the broader leveraged loan market. Even in an event of default, Apollo's corporate credit business has seen substantially higher recovery rates as compared to the broader market, experiencing a 72% recovery rate as compared to 48% for the broader leveraged loan market. Given the size of the market opportunity in large corporate direct lending, Apollo believes that the Company is well-positioned to exercise quality credit selection in any market environment.

Institutionalized Monitoring and Risk Management Capabilities. Across its platform, Apollo employs a disciplined and rigorous approach to ongoing monitoring. Because Apollo is expected to be the sole or largest lender to a borrower, the Company expects to benefit from having driven the diligence process and structuring of covenants and loan documents. Direct lenders generally benefit from increased transparency, communication and coordination with borrowers. Apollo will seek to maintain active dialogue with the management team and/or sponsor throughout the life of the investment, reviewing financial information and other data in depth. Should such a deteriorating situation arise, the investment would be put on a watchlist and would undergo enhanced monitoring and an independent review. If the situation were to progress to a full workout, Apollo has an in-house distressed credit team that can assist in seeking to stabilize the situation. The Company will manage the risks associated with Company investments through portfolio construction, continued monitoring and evaluation. Apollo has devoted significant resources in the development of a sophisticated, integrated infrastructure designed to support the investment and risk management process. This includes proprietary systems for the monitoring, accounting and compliance aspects of the Apollo's portfolios, along with trading, clearing and settlement of assets.

Valuation Process. Each quarter, we will value investments in our portfolio, and such values will be disclosed each quarter in reports filed with the SEC. The Board has designated the Adviser as its "valuation designee" pursuant to Rule 2a-5 under the 1940 Act, and in that role the Adviser is responsible for performing fair value determinations relating to all of the Company's investments, including periodically assessing and managing any material valuation risks and establishing and applying fair value methodologies, in accordance with valuation policies and procedures that have been approved by the Board. The Adviser, as "valuation designee", is responsible for determining the fair value of our portfolio investments, subject to the oversight of the Board. Investments for which market quotations are readily available are recorded at such market quotations. With respect to investments for which market quotations are not readily available, the Adviser typically utilizes independent third party valuation firms to assist us in determining fair value of such investments in good faith, based on procedures adopted by and subject to the oversight of the Board. As of December 31, 2025, independent third party valuation firms performed their procedures over most of our investments for which market quotations are not readily available.

When we determine our NAV as of the last day of a month that is not also the last day of a calendar quarter, we intend to update the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, the Adviser's valuation team will generally value such assets at the most recent quarterly valuation unless the Adviser determines that a significant observable change has occurred since the most recent quarter end with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). Investments for which market quotations are readily available are recorded at such market quotations.

Managerial Assistance. As a BDC, we must offer, and provide upon request, significant managerial assistance to certain of our portfolio companies except where the Company purchases securities of an issuer in conjunction with one or more other persons acting together, one of the other persons in the group makes available such managerial assistance. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance, including through the Apollo Advantage program. The Administrator will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than the Adviser, will retain any fees paid for such assistance.

Allocation of Investment Opportunities and Potential Conflicts of Interest

General

Apollo, including the Adviser, provides investment management services to other BDCs, registered investment companies, investment funds, client accounts and proprietary accounts that Apollo may establish.

The Adviser and its affiliates will share any investment and sale opportunities with its other clients and the Company in accordance with the Advisers Act and firm-wide allocation policies, which generally provide for sharing pro rata based on targeted acquisition size or targeted sale size. Subject to the Advisers Act and as further set forth in this Annual Report on Form 10-K (the "**Annual Report**"), certain other clients may receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such other clients' respective governing agreements. See *"Item 1A. Risk Factors—Risks Related to the Adviser and Its Affiliates - Conflicts of Interest."*

In addition, as a BDC regulated under the 1940 Act, the Company is subject to certain limitations relating to co-investments and joint transactions with affiliates, which likely in certain circumstances limit the Company's ability to make investments or enter into other transactions alongside other clients.

Co-Investment Relief

The Company, the Adviser and certain affiliates received an exemptive order from the SEC on May 14, 2025 (the "**Order**"), that permits us, among other things, to co-invest with other funds and accounts managed by the Adviser or its affiliates, subject to certain conditions. Pursuant to such Order, the Board has approved co-investment policies and procedures describing how the Company will comply with the Order. Further, the Adviser has adopted policies and procedures (the "**Adviser Allocation Policy**") describing the allocation of investment opportunities in which we will have the opportunity to participate with one or more Apollo-managed BDCs (including the Company, the "**Apollo BDCs**"), certain Apollo-managed registered investment companies (the "**Apollo RICs**" and, together with the Apollo BDCs, the "**Apollo Regulated Funds**") and other public or private Apollo funds that target similar assets. Pursuant to the Adviser Allocation Policy, the Company will be given the opportunity to participate in any investments that fall within certain criteria established by the Adviser. The Company may determine to participate or not to participate, depending on whether the Adviser determines that the investment is appropriate for the Company (e.g., based on investment strategy). The investment would generally be allocated to us, any other Apollo Regulated Funds and the other Apollo funds that target similar assets pro rata based on available capital in the applicable asset class. If the Adviser determines that such investment is not appropriate for us, the investment will not be allocated to us.

Competition

We compete for investments with other BDCs and investment funds (including private equity funds, mezzanine funds, performing and other credit funds, and funds that invest in CLOs, structured notes, derivatives and other types of collateralized securities and structured products), as well as traditional financial services companies such as commercial banks and other sources of funding. These other BDCs and investment funds might be reasonable investment alternatives to us and may be less costly or complex with fewer and/or different risks than we have. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in large private U.S. borrowers. As a result of these new entrants, competition for investment opportunities in large private U.S. borrowers may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors' pricing, terms or structure. If we are forced to match our competitors' pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in large private U.S. borrowers is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC.

Non-Exchange Traded, Perpetual-Life BDC

The Company is a non-exchange traded BDC, meaning its shares are not listed for trading on a stock exchange or other securities market and a perpetual-life BDC, meaning it is an investment vehicle of indefinite duration, whose Common Shares are intended to be sold by the BDC monthly on a continuous basis at a price generally equal to the BDC's monthly NAV per share. In our perpetual-life structure, we may offer investors an opportunity to repurchase their shares on a quarterly basis, but we are not obligated to offer to repurchase any in any particular quarter in our discretion. We believe that our perpetual nature enables us to execute a patient strategy and be able to invest across different market environments. This may reduce the risk of the Company being a forced seller of assets in market downturns compared to non-perpetual funds. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our charter or otherwise to effect a liquidity event at any time.

Employees

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser or its affiliates pursuant to the terms of the Advisory Agreement and the Administrator or its affiliates pursuant to the Administration Agreement. Each of our executive officers is employed by the Adviser or its affiliates. Our day-to-day investment operations will be managed by the Adviser. The services necessary for the sourcing and administration of our investment portfolio will be provided by investment professionals employed by the Adviser or its affiliates. The Investment Team will focus on origination, non-originated investments and transaction development and the ongoing monitoring of our investments. In addition, we will reimburse the Administrator for its costs, expenses and allocable portion of overhead, including compensation paid by the Administrator (or its affiliates) to the Company's chief compliance officer and chief financial officer and their respective staffs as well as other administrative personnel (based on the percentage of time such individuals devote, on an estimated basis, to the business and affairs of the Company).

Regulation as a BDC

The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.

Qualifying Assets. Under the 1940 Act, a BDC may not acquire any asset other than Qualifying Assets (as defined herein), unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company's total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:

(1)   Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. An "Eligible Portfolio Company" is defined in the 1940 Act as any issuer which:

      a.   is organized under the laws of, and has its principal place of business in, the United States;

      b.   is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

      c.   satisfies any of the following:

          i.   does not have any class of securities that is traded on a national securities exchange;

          ii.   has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

          iii.   is controlled by a BDC or a group of companies, including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or

          iv.   is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

(2)   Securities of any Eligible Portfolio Company controlled by the Company.

(3)   Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)   Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and the Company already owns 60% of the outstanding equity of the Eligible Portfolio Company.

(5)   Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6)   Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Significant Managerial Assistance. A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group makes available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company's officers or other organizational or financial guidance.

Temporary Investments. Pending investment in other types of Qualifying Assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to herein, collectively, as temporary investments, so that 70% of our assets would be Qualifying Assets.

Warrants. Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC's total outstanding shares.

Leverage and Senior Securities; Coverage Ratio. We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the 1940 Act, would at least equal 150% immediately after each such issuance. On July 22, 2021, our sole shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act and such election became effective the following day. In addition, while any senior securities remain outstanding, we are required to make provisions to prohibit any dividend distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We are also be permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.

We have established one or more credit facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. It is anticipated that any such credit facilities will bear interest at floating rates at to-be-determined spreads over Secured Overnight Financing Rate ("**SOFR**") or an alternative reference rate. We cannot assure shareholders that we will be able to enter into a credit facility. Shareholders will indirectly bear the costs associated with any borrowings under a credit facility or otherwise. In connection with a credit facility or other borrowings, lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts.

We may enter into a total return swap ("**TRS**") agreement. A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements. The Company would typically have to post collateral to cover this potential obligation. To the extent the Company complies with the applicable requirements of Rule 18f-4 of the 1940 Act, the leverage incurred through TRS will not be considered a borrowing for purposes of the Company's overall leverage limitation.

We may also create leverage by securitizing our assets (including in CLOs) and retaining the equity portion of the securitized vehicle. See *"Risk Factors—Risks Related to Debt Financing—We may form one or more CLOs, which may subject us to certain structured financing risks."* We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.

Code of Ethics. We and the Adviser have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code's requirements.

Affiliated Transactions. We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without the prior approval of our Trustees who are not interested persons and, in some cases, the prior approval of the SEC. We have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions.

Other. We will be periodically examined by the SEC for compliance with the 1940 Act, and be subject to the periodic reporting and related requirements of the U.S. Securities Exchange Act of 1934, as amended (the "**1934 Act**").

We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any Trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office.

We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.

We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company's shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.

Financial Condition, Liquidity and Capital Resources

We expect to generate cash primarily from (i) the net proceeds of our public and private offerings of our shares, (ii) cash flows from our operations, (iii) any financing arrangements we may enter into in the future and (iv) any future offerings of our equity or debt securities.

Our primary uses of cash will be for (i) investments in portfolio companies and other investments, (ii) the cost of operations (including paying the Adviser and the Administrator), (iii) cost of any borrowings or other financing arrangements and (iv) cash distributions to the holders of our Common Shares. See "*Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations*" for more information.

Advisory Agreement

The Adviser will provide management services to us pursuant to the Advisory Agreement. Under the terms of the Advisory Agreement, the Adviser is responsible for the following:

- determining the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes in accordance with our investment objective, policies and restrictions;

- identifying investment opportunities and making investment decisions for us, including negotiating the terms of investments in, and dispositions of, portfolio securities and other instruments on our behalf;

- monitoring our investments;

- performing due diligence on prospective portfolio companies;

- exercising voting rights in respect of portfolio securities and other investments for us;

- serving on, and exercising observer rights for, boards of directors and similar committees of our portfolio companies;

- negotiating, obtaining and managing financing facilities and other forms of leverage; and

- providing us with such other investment advisory and related services as we may, from time to time, reasonably require for the investment of capital.

The Adviser's services under the Advisory Agreement are not exclusive, and the Adviser is free to furnish similar services to other entities, and intends to do so, so long as the Adviser's services to us are not impaired.

Compensation of Adviser

We will pay the Adviser a fee for its services under the Advisory Agreement consisting of two components: a management fee and an incentive fee. The cost of both the management fee and the incentive fee will ultimately be borne by the shareholders.

Base Management Fee

The base management fee is payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month. For purposes of the Advisory Agreement, net assets means our total assets less liabilities determined on a consolidated basis in accordance with U.S. Generally Accepted Accounting Principles ("**GAAP**"). For the first calendar month in which the Company had operations, net assets was measured as the beginning net assets as of the date on which the Company broke escrow for the initial offering. The Adviser waived the management fee and incentive fee based on income through July 7, 2022.

Incentive Fee

The incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on a percentage of our income and a portion is based on a percentage of our capital gains, each as described below.

Incentive Fee Based on Income

The portion based on our income is based on Pre-Incentive Fee Net Investment Income Returns. "**Pre-Incentive Fee Net Investment Income Returns**" means, as the context requires, either the dollar value of, or percentage rate of return on the value of our net assets at the end of the immediate preceding quarter from, interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses accrued for the quarter (including the management fee, expenses payable under the Administration Agreement entered into between us and the Administrator, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee and any distribution and/or shareholder servicing fees).

Pre-Incentive Fee Net Investment Income Returns include, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK (as defined herein) interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-Incentive Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from Pre-Incentive Fee Net Investment Income Returns.

Pre-Incentive Fee Net Investment Income Returns, expressed as a rate of return on the value of our net assets at the end of the immediate preceding quarter, is compared to a "hurdle rate" of return of 1.25% per quarter (5.0% annualized).

The Company pays its Adviser an incentive fee quarterly in arrears with respect to our Pre-Incentive Fee Net Investment Income Returns in each calendar quarter as follows:

- No incentive fee based on Pre-Incentive Fee Net Investment Income Returns in any calendar quarter in which our Pre-Incentive Fee Net Investment Income Returns do not exceed the hurdle rate of 1.25% per quarter (5.0% annualized);

- 100% of the dollar amount of our Pre-Incentive Fee Net Investment Income Returns with respect to that portion of such Pre-Incentive Fee Net Investment Income Returns, if any, that exceeds the hurdle rate but is less than a rate of return of 1.43% (5.72% annualized). We refer to this portion of our Pre-Incentive Fee Net Investment Income Returns (which exceeds the hurdle rate but is less than 1.43%) as the "catch-up." The "catch-up" is meant to provide the Adviser with approximately 12.5% of our Pre-Incentive Fee Net Investment Income Returns as if a hurdle rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and

- 12.5% of the dollar amount of our Pre-Incentive Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.43% (5.72% annualized). This reflects that once the hurdle rate is reached and the catch-up is achieved, 12.5% of all Pre-Incentive Fee Net Investment Income Returns thereafter are allocated to the Adviser.

Pre-Incentive Fee Net Investment Income
(expressed as a percentage of the value of net assets
per quarter)



0%	1.25%	1.43%
← 0% →	← 100% →	← 12.5% →

Percentage of Pre-Incentive Fee Net Investment Income
Allocated to Quarterly Incentive Fee

These calculations are pro-rated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to the Adviser with respect to Pre-Incentive Fee Net Investment Income Returns. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a calendar quarter in which we incur an overall loss taking into account capital account losses. For example, if we receive Pre-Incentive Fee Net Investment Income Returns in excess of the quarterly hurdle rate, we will pay the applicable incentive fee even if we have incurred a loss in that calendar quarter due to realized and unrealized capital losses.

The Adviser waived the incentive fee based on income through July 7, 2022.

Incentive Fee Based on Capital Gains

The second component of the incentive fee, the capital gains incentive fee, is payable at the end of each calendar year in arrears. The amount payable equals:

- 12.5% of cumulative realized capital gains from inception through the end of such calendar, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with GAAP.

Each year, the fee paid for the capital gains incentive fee is net of the aggregate amount of any previously paid capital gains incentive fee for all prior periods. We will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if we were to sell the relevant investment and realize a capital gain. In no event will the capital gains incentive fee payable pursuant to the Advisory Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.

The fees that are payable under the Advisory Agreement for any partial period will be appropriately prorated.

Administration Agreement

Under the terms of the Administration Agreement, the Administrator will provide, or oversee the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of our other service providers), preparing reports to shareholders and reports filed with the SEC and other regulators, preparing materials and coordinating meetings of our Board, managing the payment of expenses, the payment and receipt of funds for investments and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. We will reimburse the Administrator for the costs and expenses incurred by the Administrator in performing its obligations under the Administration Agreement. Such reimbursement will include the Company's allocable portion of compensation and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) the Company's chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals at the Administrator that perform duties for the Company; and (iii) any internal audit group personnel of Apollo or any of its affiliates, subject to the limitations described in Advisory and Administration Agreements. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and we will reimburse the Administrator for any services performed for us by such affiliate or third party. The Administrator hired a sub-administrator to assist in the provision of administrative services. The sub-administrator will receive compensation for its sub-administrative services under a sub-administration agreement.

The amount of the reimbursement payable to the Administrator will be the lesser of (1) the Administrator's actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. The Administrator will be required to allocate the cost of such services to us based on factors such as assets, revenues, time allocations and/or other reasonable metrics. We will not reimburse the Administrator for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of the Administrator.

Certain Terms of the Advisory Agreement and Administration Agreement

Each of the Advisory Agreement and the Administration Agreement has been approved by the Board. Unless earlier terminated as described below, each of the Advisory Agreement and the Administration Agreement will remain in effect for a period of two years from the date it first becomes effective and will remain in effect from year-to-year thereafter if approved annually by a majority of the Board or by the holders of a majority of our outstanding voting securities and, in each case, a majority of the independent Trustees. We may terminate the Advisory Agreement or the Administration Agreement, without payment of any penalty, upon 60 days' written notice. The decision to terminate either agreement may be made by a majority of the Board or the shareholders holding a majority of our outstanding voting securities, which means the lesser of (1) 67% or more of the voting securities present at a meeting if more than 50% of the outstanding voting securities are present or represented by proxy, or (2) more than 50% of the outstanding voting securities. In addition, without payment of any penalty, the Adviser may terminate the Advisory Agreement upon 120 days' written notice and the Administrator may terminate the Administration Agreement upon 60 days' written notice. The Advisory Agreement will automatically terminate within the meaning of the 1940 Act and related SEC guidance and interpretations in the event of its assignment.

The Adviser and the Administrator shall not be liable for any error of judgment or mistake of law or for any act or omission or any loss suffered by the Company in connection with the matters to which the Advisory Agreement and Administration Agreement, respectively, relate, provided that the Adviser and the Administrator shall not be protected against any liability to the Company or its shareholders to which the Adviser or Administrator would otherwise be subject by reason of: (i) willful misfeasance, bad faith, negligence; (ii) on its part in the performance of its duties the reckless disregard of its duties and obligations; or (iii) the Adviser's violation of the fiduciary duty owed by the Adviser or Administrator to the Company and its shareholders ("**disabling conduct**"). Each of the Advisory Agreement and the Administration Agreement provide that, absent disabling conduct, each of our Adviser and our Administrator, as applicable, and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it (collectively, the "**Indemnified Parties**") will be entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser's services under the Advisory Agreement and our Administrator's services under the Administration Agreement or otherwise as adviser or administrator for us. The Adviser and the Administrator shall not be liable under their respective agreements with us or otherwise for any loss due to the mistake, action, inaction, negligence, dishonesty, fraud or bad faith of any broker or other agent; provided, that such broker or other agent shall have been selected, engaged or retained and monitored by the Adviser or the Administrator in good faith, unless such action or inaction was made by reason of disabling conduct, or in the case of a criminal action or proceeding, where the Adviser or Administrator had reasonable cause to believe its conduct was unlawful. In addition, we will not provide for indemnification of an Indemnified Party for any liability or loss suffered by such Indemnified Party, nor will we provide that an Indemnified Party be held harmless for any loss or liability suffered by us, unless:

(1) we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest;

(2) the Indemnified Party was acting on our behalf or performing services for us;

(3) such liability or loss was not the result of negligence or misconduct, in the case that the Indemnified Party is the Adviser or Administrator, as applicable, an affiliate of the Adviser or Administrator or one of our officers; and

(4) the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our shareholders.

Expense Support and Conditional Reimbursement Agreement

We have entered into an expense support and conditional reimbursement agreement (the "**Expense Support Agreement**") with the Adviser. The Adviser may elect to pay certain expenses (each, an "**Expense Payment**"), provided that no portion of the payment will be used to pay any interest or distributions and/or shareholder servicing fees of the Company. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to the Company in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from the Company to the Adviser or its affiliates.

Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Company's shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as "**Excess Operating Funds**"), we shall pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such calendar month have been reimbursed. Any payments required to be made by the Company shall be referred to herein as a "**Reimbursement Payment**." Available Operating Funds means the sum of (i) our net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) our net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to us on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

No Reimbursement Payment for any month will be made if: (1) the "Effective Rate of Distributions Per Share" (as defined below) declared by the Company at the time of such Reimbursement Payment is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, or (2) our "Operating Expense Ratio" (as defined below) at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relates. Pursuant to the Expense Support Agreement, "**Effective Rate of Distributions Per Share**" means the annualized rate (based on a 365 day year) of regular cash distributions per share exclusive of returns of capital, distribution rate reductions due to distribution and shareholder fees, and declared special dividends or special distributions, if any. The "**Operating Expense Ratio**" is calculated by dividing operating expenses, less organizational and offering expenses, base management and incentive fees owed to Adviser, and interest expense, by our net assets.

The Company's obligation to make a Reimbursement Payment shall automatically become a liability of the Company on the last business day of the applicable calendar month, except to the extent the Adviser has waived its right to receive such payment for the applicable month.

Distributions

We have declared distributions each month beginning in January 2022 through the date of this report and expect to continue to pay regular monthly distributions. Any distributions we make will be at the discretion of our Board, considering factors such as our earnings, cash flow, capital needs and general financial condition and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.

Our Board's discretion as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the RIC requirements. To maintain our treatment as a RIC, we generally are required to make aggregate annual distributions to our shareholders of at least 90% investment company taxable income (as defined by the Code, which generally includes net ordinary income and net short term capital gains and determined without regard to the deduction for dividends paid).

The per share amount of distributions on Class S shares, Class D shares and Class I shares generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class. Specifically, distributions on Class S shares will be lower than Class D shares, and Class D shares will be lower than Class I shares because we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to the Class S shares (compared to Class D shares and Class I shares) and we are required to pay higher ongoing shareholder servicing fees with respect to Class D shares (compared to Class I shares).

Distribution and Servicing Plan

The Board approved a distribution and servicing plan (the "**Distribution and Servicing Plan**"). On November 11, 2025, the Board approved the continuation of the Distribution and Servicing Plan. The following table shows the shareholder servicing and/or distribution fees the Company will pay the Intermediary Manager with respect to the Class S shares, Class D shares and Class I shares on an annualized basis as a percentage of the Company's NAV for such class. The shareholder servicing and/or distribution fees will be paid monthly in arrears, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month.

Classes of Beneficial Interests	Shareholder Servicing and/or Distribution Fee
Class S	0.85%
Class D	0.25%
Class I	N/A

Subject to FINRA and other limitations on underwriting compensation, the Company will pay a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares and a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly.

The shareholder servicing and/or distribution fees will be paid monthly in arrears. The Intermediary Manager will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. Because the shareholder servicing and/or distribution fees with respect to Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under the Company's distribution reinvestment plan.

Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class S shares or Class D shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and providing these services, the Intermediary Manager will waive the shareholder servicing fee and/or distribution that broker would have otherwise been eligible to receive. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase.

Dividend Reinvestment Plan

We have adopted a distribution reinvestment plan, pursuant to which we will reinvest all cash dividends declared by the Board on behalf of our shareholders who do not elect to receive their dividends in cash as provided below. On November 11, 2025, the Board approved the continuation of the amended and restated distribution reinvestment plan of the Company (the "**Amended and Restated Distribution Reinvestment Plan**"). The Amended and Restated Distribution Reinvestment Plan amends the Company's previously effective distribution reinvestment plan to update the list of states that do not permit automatic enrollment in the distribution reinvestment plan. As a result, if the Board authorizes, and we declare, a cash dividend or other distribution, then our shareholders who have not opted out of our distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder's account to three decimal places.

No action is required on the part of a registered shareholder to have his, her or its cash dividend or other distribution reinvested in our shares, except shareholders in certain states. Shareholders can elect to "opt out" of the Company's distribution reinvestment plan in their subscription agreements (other than Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Texas, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan and must affirmatively opt in to participate in the plan). Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Texas, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional Common Shares.

If any shareholder initially elects not to participate, they may later become a participant by subsequently completing and executing an enrollment form or any distribution authorization form as may be available from the Company or SS&C GIDS, Inc. (the "**Plan Administrator**"). Participation in the distribution reinvestment plan will begin immediately after acceptance of a participant's subscription, enrollment or authorization. Shares will be purchased under the distribution reinvestment plan as of the first calendar day of the month following the record date of the distribution.

Share Repurchase Program

At the discretion of the Board, we have commenced a share repurchase program in which the Company intends to repurchase, in each quarter, up to 5% of the NAV of our Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the previous calendar quarter. The Board may amend or terminate the share repurchase program at any time if in its reasonable judgment it deems such action to be in the best interest of shareholders, such as when a repurchase offer would place an undue burden on the Company's liquidity, adversely affect the Company's operations or risk having an adverse impact on the Company that would outweigh the benefit of the repurchase offer. As a result, share repurchases may not be available each quarter. We intend to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the 1934 Act and the 1940 Act. All shares purchased pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.

Under our share repurchase plan, to the extent we offer to repurchase Common Shares in any particular quarter, we expect to repurchase Common Shares pursuant to tender offers on or around the last business day of that quarter (the "**Repurchase Date**") using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that Common Shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an "**Early Repurchase Deduction**"). The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder; in the event that a shareholder's Common Shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance; due to trade or operational error; and repurchases of Common Shares submitted by discretionary model portfolio management programs (and similar arrangements) as approved by the Company. The Common Shares are sold to certain feeder vehicles primarily created to hold the Common Shares that in turn offer interests in such feeder vehicles to non-U.S. persons. For such feeder vehicles and similar arrangements in certain markets, the Company may not apply the Early Repurchase Deduction to the feeder vehicles or underlying investors, often because of administrative or systems limitations. The Early Repurchase Deduction will be retained by the Company for the benefit of remaining shareholders.

Valuation Procedures

The Board has designated the Adviser as its "valuation designee" pursuant to Rule 2a-5 under the 1940 Act, and in that role the Adviser is responsible for performing fair value determinations relating to all of the Company's investments, including periodically assessing and managing any material valuation risks and establishing and applying fair value methodologies, in accordance with valuation policies and procedures that have been approved by the Board. The Adviser, as "valuation designee," is responsible for determining the fair value of our portfolio investments, subject to the oversight of the Board.

In calculating the value of our total assets, we value investments for which market quotations are readily available at such market quotations if they are deemed to represent fair value. Debt and equity securities that are not publicly traded or whose market price is not readily available or whose market quotations are not deemed to represent fair value are valued at fair value as determined in good faith by or under the direction of the Adviser. Market quotations may be deemed not to represent fair value in certain circumstances where the Adviser reasonably believes that facts and circumstances applicable to an issuer, a seller or purchaser or the market for a particular security causes current market quotes not to reflect the fair value of the security. Examples of these events could include cases in which material events are announced after the close of the market on which a security is primarily traded, when a security trades infrequently causing a quoted purchase or sale price to become stale or in the event of a "fire sale" by a distressed seller.

If and when market quotations are deemed not to represent fair value, we typically utilize independent third party valuation firms to assist us in determining fair value. Accordingly, such investments go through our multi-step valuation process as described below. The Adviser engages multiple independent valuation firms based on a review of each firm's expertise and relevant experience in valuing certain securities. In each case, our independent valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations for such Level 3 categorized assets.

With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Adviser undertakes a multi-step valuation process each quarter, as described below:

(1) Independent valuation firms engaged conduct independent appraisals and assessments for all the investments they have been engaged to review. If an independent valuation firm is not engaged during a particular quarter, the valuation may be conducted by the Adviser;

(2) At least each quarter, the valuation will be reassessed and updated by the Adviser or an independent valuation firm to reflect company specific events and latest market data;

(3) Preliminary valuation conclusions are then documented and discussed with senior management of our Adviser;

(4) The Adviser discusses valuations and determines in good faith the fair value of each investment in our portfolio based on the input of the applicable independent valuation firm; and

(5) For Level 3 investments entered into within the current quarter, the cost (purchase price adjusted for accreted original issue discount/amortized premium) or any recent comparable trade activity on the security investment shall be considered to reasonably approximate the fair value of the investment, provided that no material change has since occurred in the issuer's business, significant inputs or the relevant environment.

Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. During the year ended December 31, 2025, there were no significant changes to the Company's valuation techniques and related inputs considered in the valuation process. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant:

- available current market data, including relevant and applicable market trading and transaction comparables,

- applicable market yields and multiples,

- security covenants,

- seniority of investments in the investee company's capital structure,

- call protection provisions,

- information rights,

- the nature and realizable value of any collateral,

- the portfolio company's ability to make payments,

- earnings and discounted cash flows,

- the markets in which the portfolio company does business,

- comparisons of financial ratios of peer companies that are public,

- M&A comparables,

- our principal market (as the reporting entity); and

- enterprise values, among other factors.

Investments determined by these valuation procedures which have a fair value of less than $1 million during the prior fiscal quarter may be valued based on inputs identified by the Adviser without the necessity of obtaining valuation from an independent valuation firm, if once annually an independent valuation firm using the procedures described herein provides valuation analysis.

Determination of fair values involves subjective judgments and estimates not susceptible to substantiation by auditing procedures. Accordingly, under current auditing standards, the notes to our consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our consolidated financial statements.

Our Board reviews the accuracy of the valuations of our portfolio investments quarterly and, no less frequently than annually, the adequacy of our policies and procedures regarding valuations and the effectiveness of their implementation.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to the Adviser. The Proxy Voting Policies and Procedures of the Adviser are set forth below. The guidelines will be reviewed periodically by the Adviser, and, accordingly, are subject to change.

As an investment adviser registered under the Advisers Act, has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of clients and not subrogate client interests to its own interests. Rule 206(4)-6 under the Advisers Act places specific requirements on registered investment advisers with proxy voting authority.

Proxy Policies

The Adviser's policies and procedures are reasonably designed to ensure that the Adviser votes proxies in the best interest of the Company and addresses how it will resolve any conflict of interest that may arise when voting proxies and, in so doing, to maximize the value of the investments made by the Company, taking into consideration the Company's investment horizons and other relevant factors. It will review on a case-by-case basis each proposal submitted for a shareholder vote to determine its impact on the portfolio securities held by its clients. Although the Adviser will generally vote against proposals that may have a negative impact on its clients' portfolio securities, it may vote for such a proposal if there exist compelling long-term reasons to do so.

Decisions on how to vote a proxy generally are made by the Adviser. The Investment Committee (as defined herein) and the members of the Investment Team covering the applicable security often have the most intimate knowledge of both a company's operations and the potential impact of a proxy vote's outcome. Decisions are based on a number of factors which may vary depending on a proxy's subject matter, but are guided by the general policies described in the proxy policy. In addition, the Adviser may determine not to vote a proxy after consideration of the vote's expected benefit to clients and the cost of voting the proxy. To ensure that its vote is not the product of a conflict of interest, the Adviser will require the members of the Investment Committee to disclose any personal conflicts of interest they may have with respect to overseeing the Company's investment in a particular company.

Proxy Voting Records

You may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, 9 West 57th Street, New York, NY 10019.

Reporting Obligations and Available Information

Shareholders may obtain copies of our filings with the SEC, free of charge from the website maintained by the SEC at www.sec.gov. Our website is https://gwms.apollo.com/debtsolutionsbdc. We make available free of charge on our website this Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this Annual Report on Form 10-K, and you should not consider information contained on our website to be part of this Annual Report on Form 10-K.

Material U.S. Federal Income Tax Considerations

The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and the purchase, ownership and disposition of our shares. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to shareholders in light of their particular circumstances. Unless otherwise noted, this discussion applies only to U.S. shareholders that hold our shares as capital assets. A U.S. shareholder is an individual who is a citizen or resident of the United States, a U.S. corporation, a trust if it (a) is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has made a valid election to be treated as a U.S. person, or any estate the income of which is subject to U.S. federal income tax regardless of its source. This discussion is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, or differing interpretations (possibly with retroactive effect). This discussion does not represent a detailed description of the U.S. federal income tax consequences relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, investors in pass-through entities, U.S. shareholders whose "functional currency" is not the U.S. dollar, tax-exempt organizations, dealers in securities or currencies, traders in securities or commodities that elect mark to market treatment, or persons that will hold our shares as a position in a "straddle," "hedge" or as part of a "constructive sale" for U.S. federal income tax purposes. In addition, this discussion does not address the application of the Medicare tax on net investment income or the U.S. federal alternative minimum tax, or any tax consequences attributable to persons being required to accelerate the recognition of any item of gross income with respect to our shares as a result of such income being recognized on an applicable financial statement. Prospective investors should consult their tax advisors with regard to the U.S. federal tax consequences of the purchase, ownership, or disposition of our shares, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.

Taxation as a Regulated Investment Company

The Company has elected to be treated, and intends to qualify each taxable year thereafter, as a RIC under Subchapter M of the Code.

To qualify for the favorable tax treatment accorded to RICs under Subchapter M of the Code, the Company must, among other things:

(1) have an election in effect to be treated as a BDC under the 1940 Act at all times during each taxable year;

(2) have filed with its return for the taxable year an election to be a RIC or have made such election for a previous taxable year;

(3) derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock or securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies; and (b) net income derived from an interest in certain publicly-traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each, a "**Qualified Publicly-Traded Partnership**"); and

(4) diversify its holdings so that, at the end of each quarter of each taxable year of the Company (a) at least 50% of the value of the Company's total assets is represented by cash and cash items (including receivables), U.S. government securities and securities of other RICs, and other securities for purposes of this calculation limited, in respect of any one issuer to an amount not greater in value than 5% of the value of the Company's total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Company's total assets is invested in the securities (other than U.S. government securities or securities of other RICs) of (I) any one issuer, (II) any two or more issuers which the Company controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly-Traded Partnerships (described in 3(b) above).

As a RIC, the Company generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but determined without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders, provided that it distributes at least 90% of the sum of its investment company taxable income and its net tax-exempt income for such taxable year. Generally, the Company intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gains, if any.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax. To prevent imposition of the excise tax, the Company must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For these purposes, the Company will be deemed to have distributed any income or gains on which it paid U.S. federal income tax.

A distribution will be treated as paid on December 31 of any calendar year if it is declared by the Company in October, November or December with a record date in such a month and paid by the Company during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

If the Company failed to qualify as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Company would be subject to U.S. federal income tax at regular corporate rates on its taxable income (including distributions of net capital gain), even if such income were distributed to its shareholders, and all distributions out of earnings and profits would be taxed to shareholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as "qualified dividend income" in the case of individual and other non-corporate shareholders and (ii) for the dividends received deduction in the case of corporate shareholders. In addition, the Company could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

While the Company generally intends to qualify as a RIC for each taxable year, it is possible that as we ramp up our portfolio we may not satisfy the diversification requirements described above, and thus may not qualify as a RIC, for the short taxable year from the date on which we break escrow for our offering. In such case, however, we anticipate that the associated tax liability would not be material, and that such non-compliance would not have a material adverse effect on our business, financial condition and results of operations, although there can be no assurance in this regard. The remainder of this discussion assumes that the Company qualifies as a RIC for each taxable year.

Item 1A. Risk Factors

Investing in the Company involves a number of significant risks relating to the current environment, our business and structure, our investments, and an investment in our Common Shares. As a result, there can be no assurance that we will achieve our investment objective. You should carefully consider the risks described below, together with all of the other information included in this report, before you decide whether to invest in the Company. The risks set forth below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may have a material adverse effect on our business, financial condition and/or operating results.

Risks Related to the Current Environment

Capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect the debt and equity capital markets in the United States and abroad, which may have a negative impact on our business and operations.

From time to time, capital markets may experience periods of disruption and instability. Such disruptions may result in, amongst other things, write-offs, the re-pricing of credit risk, the failure of financial institutions or worsening general economic conditions, any of which could materially and adversely impact the broader financial and credit markets and reduce the availability of debt and equity capital for the market as a whole and financial services firms in particular. There can be no assurance these market conditions will not occur or worsen in the future, including economic and political events in or affecting the world's major economies, such as the ongoing armed conflicts between Russia and Ukraine in Europe and among Israel, Iran, Hamas and other militant groups in the Middle East, including the joint U.S.-Israeli strikes on Iran in February 2026, political unrest in South America and recent U.S. military action overseas. Sanctions imposed by the U.S. and other countries, including in connection with hostilities between Russia and Ukraine and tensions between China and Taiwan, have caused additional financial market volatility and affected the global economy. Concerns over future inflation volatility, economic recession, and interest rate volatility and fluctuations in oil and gas prices resulting from global production and demand levels, as well as geopolitical tensions, have exacerbated market volatility. In addition, social unrest, changes regarding immigration and work permit policies and other political and security concerns may not abate, which may cause the debt and equity capital markets, and as a result, our business, to be adversely affected both within and outside of regions experiencing ongoing conflicts. Market uncertainty and volatility have also been magnified as a result of the current U.S. presidential administration and ongoing uncertainties regarding actual and potential shifts in U.S. and foreign, trade, economic and other policies, including with respect to treaties and tariffs. In addition to impacting the capital markets, global economic, political and market conditions could have a significant adverse effect on our business, financial condition and results of operations.

Volatility and dislocation in the capital markets can also create a challenging environment in which to raise or access debt capital. Such conditions could make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms and any failure to do so could have a material adverse effect on our business. Although generally decelerating, inflation remains above the U.S. Federal Reserve's target levels. The debt capital that will be available to us in the future, if at all, may be impacted by changes in and uncertainty surrounding interest rates. Depending on the interest rate environment and general state of credit markets, potential debt capital may be available only at a higher cost and on terms and conditions less favorable than what we have historically experienced. If we are unable to raise or refinance debt, then our equity investors may not benefit from the potential for increased returns on equity resulting from leverage and we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies.

Significant disruption or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity). Significant disruption or volatility in the capital markets may also affect the pace of our investment activity and the potential for liquidity events involving our investments. Thus, the illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes. An inability to raise or access capital could have a material adverse effect on our business, financial condition or results of operations.

Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information, a misappropriation of funds, and/or damage to our business relationships, all of which could negatively impact our financial results.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our information resources. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusions, including by computer hackers, nation-state affiliated actors, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased, and will likely continue to increase in the future. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including, without limitation, nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third-party service providers upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyberattacks.

The result of these incidents could include disrupted operations, misstated or unreliable financial data, disrupted market price of our Common Shares, misappropriation of assets, liability for stolen assets or information, increased cybersecurity protection and insurance costs, regulatory enforcement, litigation and damage to our investor relationships. These risks require continuous and likely increasing attention and other resources from us, Apollo and third-party service providers to, among other actions, identify and quantify these risks, upgrade and expand our technologies, systems and processes to adequately address them and provide periodic training for the Adviser's employees to assist them in detecting phishing, malware and other schemes. Such attention diverts time and other resources from other activities and there is no assurance that such efforts will be effective. Additionally, the cost of maintaining such systems and processes, procedures and internal controls may increase from its current level.

In the normal course of business, we and our third-party service providers collect and retain certain personal information provided by borrowers, employees and vendors. We also rely extensively on computer systems to process transactions and manage our business. We can provide no assurance that the data security measures designed to protect confidential information on our systems established by us and our service providers will be able to prevent unauthorized access to this personal information. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases are designed not be detected and, in fact, may not be detected. Accordingly, we and our service providers may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is impossible for us and our service providers to entirely mitigate this risk.

Remote work has become more common among the employees and personnel of the Adviser, Apollo and other third-party service providers and has increased risks to the information technology systems and confidential, proprietary, and sensitive data of the Adviser, Apollo and other third-party service providers as more of those employees utilize network connections, computers, and devices outside of the employer's premises or network, including working at home, while in transit, and in public locations. Those employees working remotely could expose the Adviser, Apollo and other third-party service providers to additional cybersecurity risks and vulnerabilities as their systems could be negatively affected by vulnerabilities present in external systems and technologies outside of their control.

Our business depends on the communications and information systems of Apollo and other third-party service providers. Such systems may fail to operate properly or become disabled as a result of cyber incidents. Any failure or interruption of the systems of Apollo or any other counterparties that we rely on could cause delays or other problems and could have a material adverse effect on our operating results. None of us, the Adviser or Apollo have experienced any material breach of cybersecurity. However, we can provide no assurance that the networks and systems that we, the Adviser, Apollo or our third-party service providers have established or use will be effective. As our reliance on technology has increased, so have the risks posed to our communications and information systems, both internal and those provided by the Adviser, Apollo and third-party service providers. Apollo's processes, procedures and internal controls that are designed to mitigate cybersecurity risks and cyber intrusions do not guarantee that a cyber incident will not occur or that our financial results, operations or confidential information will not be negatively impacted by such an incident. Despite the security policies and procedures, Apollo has implemented that were designed to safeguard our systems and confidential, proprietary, and sensitive data and to manage cybersecurity risk, there can be no assurance that these measures will be effective. Apollo takes steps to monitor and develop our information technology networks and infrastructure and invest in the development and enhancement of our controls designed to prevent, detect, respond to, and mitigate the risk of unauthorized access, misuse, computer viruses, and other events that could have a security impact.

Even if we are not targeted directly, cyberattacks on the U.S. and foreign governments, financial markets, financial institutions, or other businesses, including borrowers, vendors, software creators, cybersecurity service providers, and other third parties with whom we do business and rely, may occur, and such events could disrupt our normal business operations and networks in the future.

We are exposed to risks associated with changes in interest rates.

We are subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on our investments, the value of our Common Shares and our rate of return on invested capital. On one hand, a reduction in the interest rates on new investments relative to interest rates on current investments could have an adverse impact on our net investment income, which also could be negatively impacted by our borrowers making prepayments on their loans. On the other hand, an increase in interest rates could increase the interest repayment obligations of our borrowers and result in challenges to their financial performance and ability to repay their obligations, adversely affecting the credit quality of our investments. In addition, an increase in interest rates would make it more expensive to use debt for our financing needs.

An increase in interest rates could also decrease the value of any investments we hold that earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high yield bonds, and also could increase our interest expense, thereby decreasing our net income. Moreover, an increase in interest rates available to investors could make investment in our Common Shares less attractive if we are not able to increase our dividend rate, which could reduce the value of our Common Shares. Federal Reserve policy, including with respect to certain interest rates and the decision to end its quantitative easing policy, may also adversely affect the value, volatility and liquidity of dividend- and interest-paying securities. From time to time, we may also enter into certain hedging transactions to mitigate our exposure to changes in interest rates. In the past, we have entered into certain hedging transactions, such as interest rate swap agreements, to mitigate our exposure to adverse fluctuations in interest rates, and we may do so again in the future. However, we cannot assure you that such transactions will be successful in mitigating our exposure to interest rate risk. There can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

Our debt investments are based on fixed and floating rates, such as Euro Interbank Offer Rate (**"EURIBOR"**), Term SOFR, the Federal Funds Rate or the Prime Rate. Market prices tend to fluctuate more for fixed-rate securities that have longer maturities. Although we have no policy governing the maturities of our investments, under current market conditions we expect that we will invest in a portfolio of debt generally having maturities of up to 10 years. Market prices for debt that pays a fixed rate of return tend to decline as interest rates rise. This means that we are subject to greater risk (other things being equal) than a fund invested solely in shorter-term, fixed-rate securities. Market prices for floating rate investments may also fluctuate in rising rate environments with prices tending to decline when credit spreads widen. A decline in the prices of the debt we own could adversely affect our net assets resulting from operations and the market price of our Common Shares.

Rising interest rates may also increase the cost of debt for our underlying portfolio companies, which could adversely impact their financial performance and ability to meet ongoing obligations to us. Also, an increase in interest rates available to investors could make an investment in our Common Shares less attractive if we are not able to pay dividends at a level that provides a similar return, which could reduce the value of our Common Shares.

Inflation may adversely affect our business.

Inflation and fluctuations in inflation rates have had in the past, and may in the future have, negative effects on economies and financial markets, particularly in emerging economies. For example, wages and prices of inputs increase during periods of inflation, which can negatively impact returns on investments. In an attempt to stabilize inflation, countries may impose wage and price controls or otherwise intervene in the economy. Governmental efforts to curb inflation often have negative effects on the level of economic activity. There can be no assurance that inflation will not become a serious problem in the future and have an adverse impact on the Company's returns.

Economic activity has continued to accelerate across sectors and regions. Nevertheless, global supply chain issues have led, and may in the future lead, to a rise in energy prices. Inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy continues to tighten in response. Persistent inflationary pressures could affect our portfolio companies' profit margins.

Economic and trade sanctions could make it more difficult or costly for us to conduct our operations or achieve our business objectives.

Economic and trade sanctions laws in the United States and other jurisdictions may prohibit us from transacting with or in certain countries and with certain individuals, companies and industry sectors. In the United States, the U.S. Department of the Treasury's Office of Foreign Assets Control (**"OFAC"**), administers and enforces laws, Executive Orders and regulations establishing U.S. sanctions. Such sanctions prohibit, among other things, transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. These entities and individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs. In addition, certain sanctions programs prohibit dealing with individuals or entities in certain countries, or certain securities and certain industry sectors regardless of whether relevant individuals or entities appear on the lists maintained by OFAC, which may make it more difficult for us to comply with applicable sanctions. These types of sanctions may significantly restrict or limit our investment activities in certain countries (in particular, certain emerging market countries). We may from time to time be subject to trade sanctions laws and regulations of other jurisdictions, which may be inconsistent with or even seek to prohibit compliance with certain sanctions programs administered by OFAC. The legal uncertainties arising from those conflicts may make it more difficult or costly for us to navigate investment activities that are subject to sanctions administered by OFAC or the laws and regulations of other jurisdictions. Some jurisdictions where the Company or its portfolio companies do business from time to time have adopted measures prohibiting compliance with certain U.S. sanctions programs, which may make compliance with all applicable sanctions impossible.

At the same time, the Company may be obligated to comply with certain anti-boycott laws and regulations that prevent us from engaging in certain discriminatory practices that may be allowed or required in certain jurisdictions. the Company's refusal to discriminate in this manner could make it more difficult for us to pursue certain investments and engage in certain business activities, and any compliance with such practices could subject us to fines, penalties, and adverse legal and reputational consequences.

The ongoing armed conflicts as a result of the Russian invasion of Ukraine and the conflict in the Middle East may have a material adverse impact on us and our portfolio companies.

The Russian invasion of Ukraine and the conflict in the Middle East, including the joint U.S.-Israeli strikes on Iran in February 2026, have led, are currently leading, and for an unknown period of time may continue to lead to disruptions in local, regional, national, and global markets and economies affected thereby and could have a negative impact on the economy and business activity globally (including in the countries in which the Company invests), and therefore could adversely affect the performance of the Company's investments. Furthermore, the aforementioned conflicts and the varying involvement of the United States and other NATO countries could preclude prediction as to their ultimate adverse impact on global economic and market conditions, and, as a result, presents material uncertainty and risk with respect to the Company and the performance of its investments or operations, and the ability of the Company to achieve its investment objectives. Additionally, to the extent that third parties, investors, or related customer bases have material operations or assets in such conflict zones, they may have adverse consequences related to the ongoing conflict.

Trade negotiations and related government actions may create regulatory uncertainty for our portfolio companies and our investment strategies and adversely affect the profitability of our portfolio companies.

In recent years, the U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries, and has made proposals and taken actions related thereto. For example, the U.S. government has imposed, and may in the future further increase, tariffs on certain foreign goods, including from China, such as steel and aluminum. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods. Most recently, the current U.S. presidential administration has imposed or sought to impose significant increases to tariffs on goods imported into the U.S., including from China, Canada and Mexico. Tariffs on imported goods could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of portfolio companies whose businesses rely on goods imported from such impacted jurisdictions.

There is uncertainty as to further actions that may be taken under the current U.S. presidential administration with respect to U.S. trade policy. Further governmental actions related to the imposition of tariffs or other trade barriers, or changes to international trade agreements or policies, could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of companies whose businesses rely on goods imported from outside of the United States. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and restrict our portfolio companies' access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact us.

Price declines in the medium- and large-sized U.S. corporate debt market may adversely affect the fair value of our portfolio, reducing our NAV through increased net unrealized depreciation.

Conditions in the medium- and large-sized U.S. corporate debt market may deteriorate, which may cause pricing levels to similarly decline or be volatile. As a result, our NAV could decline through an increase in unrealized depreciation and incurrence of realized losses in connection with the sale of our investments, which could have a material adverse impact on our business, financial condition and results of operations.

The current state of the economy and volatility in the global financial markets could have a material adverse effect on our business, financial condition and results of operations.

Global financial markets have experienced heightened volatility in recent periods, including as a result of economic and political events in or affecting the world's major economies, such as the ongoing armed conflicts between Russia and Ukraine in Europe and among Israel, Iran, Hamas and other militant groups in the Middle East, including the joint U.S.-Israeli strikes on Iran in February 2026, political unrest in South America and recent U.S. military action overseas. Sanctions imposed by the U.S. and other countries, including in connection with hostilities between Russia and Ukraine and the tensions between China and Taiwan, have caused additional financial market volatility and affected the global economy. Concerns over future increases in inflation, economic recession, and interest rate volatility and fluctuations in oil and gas prices resulting from global production and demand levels, as well as geopolitical tensions, have exacerbated market volatility. Market volatility has been further exacerbated by social unrest, changes regarding immigration and work permit policies and other political and security concerns both in the United States and across various international regions. Because of interrelationships within the global financial markets, if these issues do not abate, or if they worsen or spread, our and our portfolio companies' businesses may be adversely affected both within and outside of the directly affected regions.

Changes in trade policies, including the imposition of new tariffs or increases in existing tariffs, or reactionary measures in response thereto, including retaliatory tariffs, legal challenges, or currency manipulation, could adversely affect the market conditions in which we and our portfolio companies operate. These factors may affect the level and volatility of credit and securities prices and the liquidity and value of our investments, and we and our portfolio companies may not be able to successfully manage our exposure to these conditions.

In addition, numerous structural dynamics and persistent market trends have exacerbated volatility and market uncertainty. Concerns over significant volatility in the commodities markets, sluggish economic expansion in foreign economies, including continued concerns over growth prospects in China and emerging markets, growing debt loads for certain countries, uncertainty about the consequences of the U.S. and other governments withdrawing monetary stimulus measures, government agency closures, prolonged government shutdowns and speculation about a possible recession all highlight the fact that economic conditions remain unpredictable and volatile. U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns or a recession in the U.S. In recent periods, geopolitical tensions, including between the U.S. and China, have escalated. Further escalation of such tensions and the related imposition of sanctions or other trade barriers may negatively impact the rate of global growth, particularly in China, where growth has slowed. Moreover, there is a risk of both sector-specific and broad-based volatility, corrections and/or downturns in the equity and credit markets. Any of the foregoing could have a significant impact on the markets in which we and our portfolio companies operate and have a significant adverse effect on our business, financial condition and results of operations.

A number of factors have had and may continue to have an adverse impact on credit markets in particular. In 2025, the weakness and the uncertainty regarding the stability of the oil and gas markets resulted in a tightening of credit across multiple sectors. In addition, the Federal Reserve decreased the federal funds rate three times in 2025. Changes in and uncertainty surrounding interest rates may have a material effect on our business, particularly with respect to the cost and availability of financing, which could have a material adverse impact on our business prospects and financial condition. Additionally, the Republican Party currently controls both the executive and legislative branches of the U.S. federal government, which increases the likelihood that legislation may be adopted that could significantly affect the regulation of U.S. financial markets. Regulatory changes could result in greater competition from banks and other lenders with which we compete for lending and other investment opportunities.

Table of Content

During periods of difficult market conditions or slowdowns (which may be across one or more industries, sectors or geographies), companies in which we invest may experience decreased revenues, financial losses, credit rating downgrades, difficulty in obtaining access to financing and increased funding costs. During such periods, these companies may also have difficulty in expanding their businesses and operations and be unable to meet their debt service obligations or other expenses as they become due, including expenses payable to us. Negative financial results in our portfolio companies may reduce the value of our portfolio companies, our net asset value and our investment returns, which could have a material adverse effect on our operating results and cash flow. In addition, such conditions would increase the risk of default with respect to our investments. We may be adversely affected by reduced opportunities to exit and realize value from our investments, by lower than expected returns on investments made prior to the deterioration of the credit markets and by our inability to find suitable investments to effectively deploy capital. This could in turn materially reduce our net asset value and dividends and adversely affect our financial prospects and condition.

We are subject to risks associated with artificial intelligence, including the application of various forms of artificial intelligence such as machine learning technology.

Recent technological advances in artificial intelligence, including machine learning technology ("**Machine Learning Technology**"), pose risks to us and our portfolio companies. We and our portfolio companies could be exposed to the risks of Machine Learning Technology if third-party service providers or any counterparties use Machine Learning Technology in their business activities. We and the Adviser are not in a position to control the use of Machine Learning Technology in third-party products or services. Use of Machine Learning Technology could include the input of confidential information in contravention of applicable policies, contractual or other obligations or restrictions, resulting in such confidential information becoming partly accessible by other third-party Machine Learning Technology applications and users. Machine Learning Technology has the potential to result in significant and disruptive changes in companies, sectors or industries, including those in which we invest, and any such changes could create new and unpredictable operational, legal and/or regulatory risks. Machine Learning Technology and its applications continue to develop rapidly, and we cannot predict the risks that may arise from such developments.

Machine Learning Technology is generally highly reliant on the collection and analysis of large amounts of data, and it is not possible or practicable to incorporate all relevant data into the model that Machine Learning Technology utilizes to operate. Certain data in such models will inevitably contain a degree of inaccuracy and error and could otherwise be inadequate or flawed, which would be likely to degrade the effectiveness of Machine Learning Technology. To the extent we or our portfolio companies are exposed to the risks of Machine Learning Technology use, any such inaccuracies or errors could adversely impact us or our portfolio companies. In the current period of technological and commercial innovation, startup and other companies have found success disrupting traditional approaches to industry or market practices, and the frequency of such disruptions is expected to increase. Such disruptions could negatively impact us and our investments, alter market practices on which our investment strategy depends to create investment returns, significantly disrupt the market in which we operate and/or subject us to increased competition.

Certain of our portfolio companies' businesses could be adversely affected by the effects of health pandemics or epidemics, which could have a negative impact on our and our portfolio companies' businesses and operations.

Certain of our portfolio companies' businesses could be adversely affected by the effects of health pandemics or epidemics. Another severe health pandemic or epidemic can disrupt our and our portfolio companies' businesses and materially and adversely impact our and/or their financial results.

We and/or our portfolio companies may be materially and adversely impacted by global climate change.

Climate change is widely considered to be a significant threat to the global economy. Our business operations and our portfolio companies may face risks associated with climate change, including risks related to the impact of climate-related legislation and regulation (both domestically and internationally), risks related to climate-related business trends (such as the process of transitioning to a lower-carbon economy), and risks stemming from the physical impacts of climate change, such as the increasing frequency or severity of extreme weather events and rising sea levels and temperatures.

Risks Related to Our Business and Structure

Our Board may change our operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to our results of operations and financial condition.

Our Board has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, NAV, operating results and value of our shares. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we have significant flexibility in investing the net proceeds from our continuous offering and may use the net proceeds from our continuous offering in ways with which investors may not agree or for purposes other than those contemplated in this Annual Report.

Our Board may amend our Declaration of Trust without prior shareholder approval.

Our Board may, without shareholder vote, subject to certain exceptions, amend or otherwise supplement the Declaration of Trust by making an amendment, a Declaration of Trust supplemental thereto or an amended and restated Declaration of Trust, including without limitation to classify the Board, to impose advance notice bylaw provisions for Trustee nominations or for shareholder proposals, to require super-majority approval of transactions with significant shareholders or other provisions that may be characterized as anti-takeover in nature.

Our ability to achieve our investment objective depends on the ability of the Adviser to manage and support our investment process. If the Adviser or Apollo were to lose any members of their respective senior management teams, our ability to achieve our investment objective could be significantly harmed.

Since we have no employees, we depend on the investment expertise, skill and network of business contacts of the broader networks of the Adviser and its affiliates. The Adviser evaluates, negotiates, structures, executes, monitors and services our investments. Our future success depends to a significant extent on the continued service and coordination of Apollo and its senior management team. The departure of any members of Apollo's senior management team could have a material adverse effect on our ability to achieve our investment objective.

Our ability to achieve our investment objective depends on the Adviser's ability to identify and analyze, and to invest in, finance and monitor companies that meet our investment criteria. The Adviser's capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objective, the Adviser may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. The Adviser may not be able to find investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations.

The Advisory Agreement has been approved pursuant to Section 15 of the 1940 Act. In addition, the Advisory Agreement has termination provisions that allow the parties to terminate the agreement. The Advisory Agreement may be terminated at any time, without penalty, by us upon 60 days' written notice or by the Adviser upon 120 days' written notice. If the Advisory Agreement is terminated, it may adversely affect the quality of our investment opportunities. In addition, in the event the Advisory Agreement is terminated, it may be difficult for us to replace the Adviser.

Our financial condition, business and results of operations, as well as our ability to meet our payment obligations under future indebtedness, if any, and pay distributions, are likely to be adversely affected, and the value of our Common Shares may decline.

Because our business model depends to a significant extent upon relationships with private equity sponsors, investment banks and commercial banks, the inability of the Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

The Adviser depends on the broader Apollo relationships with private equity sponsors, investment banks and commercial banks, and we rely to a significant extent upon these relationships to provide us with potential investment opportunities. If the Adviser or its organizations fail to maintain their existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom the Adviser or its broader organizations have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

The failure of major financial institutions, namely banks, or sustained financial market illiquidity, could adversely affect our and/or our portfolio companies' businesses and results of operations.

The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which we and/or our portfolio companies have a commercial relationship could adversely affect, among other things, our and/or our portfolio companies' ability to pursue key strategic initiatives, including by affecting our ability to borrow from financial institutions on favorable terms. Our direct origination platform generally focuses on mature companies backed by well-funded large sponsors (e.g., private equity firms), typically with significant equity capital invested. In the event a portfolio company, or potential portfolio company, has a commercial relationship with a bank that has failed or is otherwise distressed, such portfolio company may experience delays or other issues in meeting certain obligations or consummating transactions. Additionally, if a portfolio company's sponsor has a commercial relationship with a bank that has failed or is otherwise distressed, the portfolio company may experience issues receiving financial support from a sponsor to support its operations or consummate transactions, to the detriment of their business, financial condition and/or results of operations. In addition, such bank failure(s) could affect, in certain circumstances, the ability of both affiliated and unaffiliated co-lenders, including syndicate banks or other fund vehicles, to undertake and/or execute co-investment transactions with us, which in turn may result in fewer co-investment opportunities being made available to us or impact our ability to provide additional follow-on support to portfolio companies. Our and our portfolio companies' ability to spread banking relationships among multiple institutions may be limited by certain contractual arrangements, including liens placed on their respective assets as a result of a bank agreeing to provide financing.

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We compete for investments with other BDCs and investment funds (including private equity funds, mezzanine funds, performing and other credit funds, and funds that invest in CLOs, structured notes, derivatives and other types of collateralized securities and structured products), as well as traditional financial services companies such as commercial banks and other sources of funding. These other BDCs and investment funds might be reasonable investment alternatives to us and may be less costly or complex with fewer and/or different risks than we have. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in large private U.S. companies. As a result of these new entrants, competition for investment opportunities in large private U.S. borrowers may intensify. Some of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match such competitors' pricing, terms or structure. If we are forced to match such competitors' pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss.

As required by the 1940 Act, a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined pursuant to policies adopted by, and subject to the oversight of, our Board. There is not a public market for the securities of the privately-held companies in which we invest. Many of our investments are not publicly-traded or actively traded on a secondary market. As a result, we value these securities quarterly at fair value as determined in good faith as required by the 1940 Act. In connection with striking a NAV as of the last day of a month that is not also the last day of a calendar quarter, the Company may consider whether there has been a material change to such investments as to affect their fair value, but such analysis may be more limited than the quarter end process.

As part of our valuation process, we will take into account relevant factors in determining the fair value of the Company's investments without market quotations, many of which are loans, including and in combination, as relevant: (i) the estimated enterprise value of a portfolio company, (ii) the nature and realizable value of any collateral, (iii) the portfolio company's ability to make payments based on its earnings and cash flow, (iv) the markets in which the portfolio company does business, (v) a comparison of the portfolio company's securities to any similar publicly traded securities, and (vi) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. Our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, our fair value determinations may cause our NAV on a given date to materially differ from the value that we may ultimately realize upon the sale of one or more of our investments.

We typically utilize independent third-party valuation firms to assist us in determining the fair value of investments for which market quotations are not readily available or deemed to be unreliable. Such investments are generally categorized as Level 3, consistent with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures ("**ASC 820**"), issued by the Financial Accounting Standards Board. The independent valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations. Auditors have identified the valuation of Level 3 investments as a critical audit matter for BDCs generally. Given our exposure to investments categorized as Level 3, our independent accounting firm identified the valuation of Level 3 investments as a critical audit matter because of the judgments necessary for management to select valuation techniques and to use significant unobservable inputs to estimate the fair value. The review of Level 3 fair valuations requires a high degree of auditor judgement and extensive effort to audit management's determination of fair value of Level 3 investments, including the need to involve fair value specialists possessing relevant valuation experience to evaluate the appropriateness of the valuation techniques and the significant unobservable inputs used in the valuation of certain investments. The identification of the critical audit matter did not alter in any way our auditor's opinion on our financial statements.

There is a risk that investors in our shares may not receive distributions or that our distributions may decrease over time.

We may not achieve investment results that will allow us to make a specified or stable level of cash distributions and our distributions may decrease over time. In addition, due to the asset coverage test applicable to us as a BDC, we may be limited in our ability to make distributions.

The amount of any distributions we may make is uncertain. Our distributions may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our public offering. Therefore, portions of the distributions that we make may represent a return of capital to you that will lower your tax basis in your shares and reduce the amount of funds we have for investment in targeted assets.

We may fund our cash distributions to shareholders from any sources of funds available to us, including borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and fee and expense reimbursement waivers from the Adviser or the Administrator, if any. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this Annual Report. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC may limit our ability to pay distributions. All distributions are and will be paid at the discretion of our Board and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our Board may deem relevant from time to time. We cannot assure you that we will continue to pay distributions to our shareholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from borrowings or sources other than cash flow from operations in anticipation of future cash flow, which may constitute a return of your capital. A return of capital is a return of your investment, rather than a return of earnings or gains derived from our investment activities.

Although we do not intend to fund distributions from sources other than operating cash flow in the ordinary course, we may fund distributions from other sources, including but not limited to, proceeds of the offering, if, for example, we determine that it would not be in the best interests of shareholders to sell portfolio investments in a market downturn and we are unable to borrow due to 1940 Act asset coverage limitations to fund distributions. As discussed elsewhere in this Annual Report, we are generally required to distribute 90% of our ordinary income to ensure RIC tax treatment and we may take such actions to ensure we meet the applicable RIC tax treatment requirements. Please see, *"Risk Factors—Federal Income Tax Risks—We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income."* To the extent we pay distributions from a source other than net investment income, we are required to notify shareholders of the sources of such distribution pursuant to Section 19 and Rule 19a-1 under the 1940 Act. Any distributions we make will be at the discretion of the Board, which has a fiduciary duty to shareholders, taking into account factors such as our disclosure to investors, earnings, cash flow, capital needs and general financial condition and the requirements of Delaware law.

Our distributions to shareholders may be funded from expense reimbursements or waivers of investment advisory fees that are subject to repayment pursuant to our Expense Support and Conditional Reimbursement Agreement.

Substantial portions of our distributions may be funded through the reimbursement of certain expenses by our Adviser and its affiliates, including through the waiver of certain investment advisory fees by our Adviser. Any such distributions funded through expense reimbursements or waivers of advisory fees will not be based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser and its affiliates continue to make such reimbursements or waivers of such fees. Our future repayments of amounts reimbursed or waived by our Adviser or its affiliates will reduce the distributions that shareholders would otherwise receive in the future. There can be no assurance that we will achieve the performance necessary to be able to pay distributions at a specific rate or at all. Our Adviser and its affiliates have no obligation to waive advisory fees or otherwise reimburse expenses in future periods.

We have not established any limit on the amount of funds we may use from available sources, such as borrowings, if any, or proceeds from our offering, to fund distributions (which may reduce the amount of capital we ultimately invest in assets).

We intend to generally fund distributions from operating cash flow in the ordinary course. However, shareholders should understand that we may make distributions from sources other than cash flow from operations or relying on fee or expense reimbursement waivers, if any, from the Adviser or the Administrator and that such distributions are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future period and/or the Adviser or the Administrator continues to makes such expense reimbursements, if any. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, how quickly we invest the proceeds from this and any future offering and the performance of our investments. To the extent that we borrow to fund distributions, the payment of interest on such borrowings will decrease the Company's NAV, which would also cause the price per share in our offering to decrease. Shareholders should also understand that any amounts we use to pay distributions to shareholders from sources other than cash flow from operations may be required to be repaid in the future and that our future repayments of such amounts to the Adviser or any lender will reduce the amount of the future distributions. Further, the per share amount of distributions on Class S shares, Class D shares and Class I shares may differ because of different allocations of class-specific expenses. For example, distributions on Class S shares and Class D shares will be lower than on Class I shares because Class S shares and Class D shares are subject to different shareholder servicing and/or distribution fees. There can be no assurance that we will achieve such performance in order to sustain these distributions, or be able to pay distributions at all. The Adviser and the Administrator have no obligation to waive fees or receipt of expense reimbursements, if any.

Although we have commenced a share repurchase program, we have discretion to not repurchase your shares or to suspend the program.

Our Board may amend or suspend the share repurchase program at any time in its discretion. For example, in accordance with our Board's fiduciary duty to the Company and the shareholders, it may amend or suspend the share repurchase program during periods of market dislocation where selling assets to fund a repurchase could have a materially negative impact on remaining shareholders. You may not be able to sell your shares on a timely basis in the event our Board amends or suspends the share repurchase program, absent a liquidity event, and we currently do not intend to undertake a liquidity event, and we are not obligated by our charter or otherwise to effect a liquidity event at any time. Following any such suspension, the Board will reinstate the share repurchase program when appropriate and subject to its fiduciary duty to the Company and shareholders. We will notify you of such developments in our quarterly reports or other filings. If less than the full amount of Common Shares requested to be repurchased in any given repurchase offer are repurchased, funds will be allocated pro rata based on the total number of Common Shares being repurchased without regard to class. The share repurchase program has many limitations and should not be considered a guaranteed method to sell shares promptly or at a desired price.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our shareholders.

In the event a shareholder chooses to participate in our share repurchase program, the shareholder will be required to provide us with notice of intent to participate prior to knowing what the NAV per share of the class of shares being repurchased will be on the Repurchase Date. Although a shareholder will have the ability to withdraw a repurchase request prior to the Repurchase Date, to the extent a shareholder seeks to sell shares to us as part of our periodic share repurchase program, the shareholder will be required to do so without knowledge of what the repurchase price of our shares will be on the Repurchase Date.

Changes in interest rates may affect our cost of capital and net investment income.

Since we intend to use debt to finance a portion of our investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we will initially have to purchase or develop such expertise.

A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase in the amount of incentive fees payable to the Adviser with respect to pre-incentive fee net investment income.

A lack of liquidity in certain of our investments may adversely affect our business.

We intend to invest in certain companies whose securities are not publicly-traded or actively traded on the secondary market, and whose securities are subject to legal and other restrictions on resale or will otherwise be less liquid than publicly-traded securities. The illiquidity of certain of our investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses. Moreover, investments purchased by us that are liquid at the time of purchase may subsequently become illiquid due to events relating to the issuer, market events, economic conditions or investor perceptions.

As a public reporting company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and noncompliance with such regulations may adversely affect us.

As a public reporting company, we are subject to the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. Our management reports on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. We have established formal procedures, policies, processes and practices related to financial reporting and to the identification of key financial reporting risks, assessment of their potential impact and linkage of those risks to specific areas and activities within the Company. Developing and maintaining an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of our management's time and attention. We cannot be certain of when our evaluation, testing and remediation actions will be completed or the impact of the same on our operations. In addition, we may be unable to ensure that the process is effective or that our internal controls over financial reporting are or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until there is a public market for our shares, which is not expected to occur.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the loans or other debt securities we originate or acquire, the level of our expenses (including our borrowing costs), variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates (including portfolio companies of other clients) without the prior approval of a majority of the independent members of our Board and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and generally we will be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our Board. However, we may under certain circumstances purchase any such affiliate's loans or securities in the secondary market, which could create a conflict for the Adviser between our interests and the interests of such affiliate, in that the ability of the Adviser to recommend actions in our best interest may be limited. The 1940 Act also prohibits certain "joint" transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or closely related times), without prior approval of our Board and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person's affiliates, or entering into prohibited joint transactions (including certain co-investments) with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers, Trustees, investment advisers, sub-advisers or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any fund or any portfolio company of a fund managed by the Adviser, or entering into joint arrangements such as certain co-investments with these companies or funds without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We have obtained exemptive relief from the SEC that allows us to engage in co-investment transactions with the Adviser and its affiliates, subject to certain terms and conditions. However, while the terms of the exemptive relief require that the Adviser will be given the opportunity to cause us to participate in certain transactions originated by affiliates of the Adviser, the Adviser may determine that we not participate in those transactions and for certain other transactions (as set forth in guidelines approved by the Board) the Adviser may not have the opportunity to cause us to participate.

General economic conditions could adversely affect the performance of our investments.

The global growth cycle is in a mature phase and signs of slowdown are evident in certain regions around the world. Periods of elevated inflation and high interest rates, such as those experienced in recent years, can contribute to significant volatility in debt and equity markets. These events, and any future similar disruptions that may arise, may have a continued adverse impact on economic and market conditions, and may lead to significant declines in corporate earnings or loan performance, and the ability of corporate borrowers to service their debt, any of which could trigger a period of global economic slowdown, and have an adverse impact on the performance and financial results of the Company, and the value and the liquidity of the shares.

It may be difficult to bring suit or foreclosure in non-U.S. countries.

Because the effectiveness of the judicial systems in the countries in which the Company may invest varies, the Company (or any portfolio company) may have difficulty in foreclosing or successfully pursuing claims in the courts of such countries, as compared to the United States or other countries. Further, to the extent the Company or a portfolio company may obtain a judgment but is required to seek its enforcement in the courts of one of these countries in which the Company invests, there can be no assurance that such courts will enforce such judgment. The laws of other countries often lack the sophistication and consistency found in the United States with respect to foreclosure, bankruptcy, corporate reorganization or creditors' rights.

The nature of bankruptcy proceedings may impact the value of the Company's investments.

A portfolio company may become involved in a reorganization, bankruptcy or other proceeding. In any such event, the Company may lose its entire investment, may be required to accept cash or securities or assets with a value less than the Company's original investment and/or may be required to accept payment over an extended period of time.

In the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of an obligor, holders of debt instruments ranking senior to the Company's investments would typically be entitled to receive payment in full before the Company receives any distributions in respect of its investments. After repaying the senior creditors, such obligor may not have any remaining assets to repay its obligations to the Company. In the case of debt ranking equally with the loans or debt securities in which the Company invests, the Company would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant investee company. Each jurisdiction in which the Company invests has its own insolvency laws. As a result, investments in similarly situated investee companies in different jurisdictions may well confer different rights in the event of insolvency.

A portfolio company that becomes distressed or any distressed asset received by the Company in a restructuring would require active monitoring. Involvement by the Adviser in a company's reorganization proceedings could result in the imposition of restrictions limiting the Company's ability to liquidate its position therein. Bankruptcy proceedings involve a number of significant risks. Many of the events within a bankruptcy litigation are adversarial and often beyond the control of the creditors. While creditors generally are afforded an opportunity to object to significant actions, there can be no assurance that a bankruptcy court would not approve actions which may be contrary to the interests of the Company, particularly in those jurisdictions which give a comparatively high priority to preserving the debtor company as a going concern, or to protecting the interests of either creditors with higher ranking claims in bankruptcy or of other stakeholders, such as employees.

Generally, the duration of a bankruptcy case can only be roughly estimated. The reorganization of a company usually involves the development and negotiation of a plan of reorganization, plan approval by creditors and confirmation by the bankruptcy court. This process can involve substantial legal, professional and administrative costs to the company and the Company; it is subject to unpredictable and lengthy delays, particularly in jurisdictions which do not have specialized insolvency courts or judges and/or may have a higher risk of political interference in insolvency proceedings, all of which may have adverse consequences for the Company. During such process, the company's competitive position may erode, key management may depart and the company may not be able to invest adequately. In some cases, the company may not be able to reorganize and may be required to liquidate assets. Although the Company will invest only in debt, the debt of companies in financial reorganization will, in most cases, not pay current interest, may not accrue interest during reorganization and may be adversely affected by an erosion of the issuer's fundamental values. Such investments can result in a total loss of principal.

One of the protections offered in certain jurisdictions in bankruptcy proceedings is a stay on required payments by the borrower on loans or other securities. When a portfolio company or other issuer seeks relief under the bankruptcy laws of a particular jurisdiction (or has a petition filed against it), an automatic stay prevents all entities, including creditors, from foreclosing or taking other actions to enforce claims, perfect liens or reach collateral securing such claims. Creditors who have claims against the issuer prior to the date of the bankruptcy filing must generally petition the court to permit them to take any action to protect or enforce their claims or their rights in any collateral. Such creditors may be prohibited from doing so if the court concludes that the value of the property in which the creditor has an interest will be "adequately protected" during the proceedings. If the bankruptcy court's assessment of adequate protection is inaccurate, a creditor's collateral may be wasted without the creditor being afforded the opportunity to preserve it. Thus, even if the Company holds a secured claim, it may be prevented from collecting the liquidation value of the collateral securing its debt, unless relief from the automatic stay is granted by the court. If relief from the stay is not granted, the Company may not realize a distribution on account of its secured claim until a plan of reorganization or liquidation for the debtor is confirmed. Bankruptcy proceedings are inherently litigious, time consuming, highly complex and driven extensively by facts and circumstances, which can result in challenges in predicting outcomes. The equitable power of bankruptcy judges also can result in uncertainty as to the ultimate resolution of claims. A stay on payments to be made on the assets of the Company could adversely affect the value of those assets and the Company itself. Other protections in such proceedings may include forgiveness of debt, the ability to create super-priority liens in favor of certain creditors of the debtor and certain well-defined claims procedures. Additionally, the numerous risks inherent in the insolvency process create a potential risk of loss by the Company of its entire investment in any particular issuer. Insolvency laws may, in certain jurisdictions, result in a restructuring of the debt without the Company's consent under the "cramdown" provisions of applicable insolvency laws and may also result in a discharge of all or part of the debt without payment to the Company.

Security interests held by creditors are closely scrutinized and frequently challenged in bankruptcy proceedings and may be invalidated for a variety of reasons. For example, security interests may be set aside because, as a technical matter they have not been perfected properly under applicable law. If a security interest is invalidated, the secured creditor loses the value of the collateral and because loss of the secured status causes the claim to be treated as an unsecured claim, the holder of such claim will be more likely to experience a significant loss of its investment. There can be no assurance that the security interests securing the Company's claims will not be challenged vigorously and found defective in some respect, or that the Company will be able to prevail against the challenge. As such, investments in issuers involved in such proceedings could subject the Company to certain additional potential liabilities that may exceed the value of the Company's original investment therein.

Moreover, under applicable bankruptcy law, debt may be disallowed or subordinated to the claims of other creditors if the creditor is found guilty of certain inequitable conduct resulting in harm to other parties with respect to the affairs of a company or other issuer filing for protection from creditors. In addition, creditors' claims may be treated as equity if they are deemed to be contributions to capital, or if a creditor attempts to control the outcome of the business affairs of an issuer prior to its filing under such laws. If a creditor is found to have interfered with an issuer's affairs to the detriment of other creditors or shareholders, the creditor may be held liable for damages to injured parties. There can be no assurance that claims for equitable subordination or creditor liability will not be asserted with respect to the Company's portfolio investments.

While the challenges to liens and debt normally occur in a bankruptcy proceeding, the conditions or conduct that would lead to an attack in a bankruptcy proceeding could in certain circumstances result in actions brought by other creditors of the debtor, shareholders of the debtor or even the debtor itself in other U.S. state or U.S. federal proceedings, including pursuant to state fraudulent transfer laws. As is the case in a bankruptcy proceeding, there can be no assurance that such claims will not be asserted or that the Company will be able successfully to defend against them. To the extent that the Company assumes an active role in any legal proceeding involving the debtor, the Company may be prevented from disposing of securities issued by the debtor due to the Company's possession of material, non-public information concerning the debtor.

U.S. bankruptcy law permits the classification of "substantially similar" claims in determining the classification of claims in a reorganization for purpose of voting on a plan of reorganization. Because the standard for classification is vague, there exists a significant risk that the Company's influence with respect to a class of claims can be lost by the inflation of the number and the amount of claims in, or other gerrymandering of, the class. In addition, certain administrative costs and claims that have priority by law over the claims of certain creditors (for example, claims for taxes) may be quite high.

The insolvency of a portfolio company and related proceedings there may be a materially adverse effect on the performance of the Company.

If a court in a lawsuit brought by a creditor or representative of creditors (such as a trustee in bankruptcy) of a portfolio company were to find that:

(a)   the portfolio company did not receive fair consideration or reasonably equivalent value for incurring the indebtedness evidenced by the securities that the company issued to the Company and

(b)   after giving effect to such indebtedness and the use of the proceeds thereof, the portfolio company

    a.   was insolvent,

    b.   was engaged in a business for which its remaining assets constituted unreasonably small capital or

    c.   intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court could

        i.   invalidate, in whole or in part, such indebtedness as a fraudulent conveyance,

        ii.   subordinate such indebtedness to existing or future creditors of the obligor or

        iii.   recover amounts previously paid by the portfolio company to the Company and/or proceeds with respect to such securities previously applied by the Company, in each case, in satisfaction of such indebtedness.

In addition, upon the insolvency of a portfolio company, payments that such portfolio company made to the Company may be subject to avoidance, cancellation and/or clawback as a "preference" if made within a certain period of time (which may be as long as two years) before insolvency. There can be no assurance as to what standard a court would apply in order to determine whether the company was "insolvent" or that, regardless of the method of valuation, a court would not determine that the company was "insolvent," in each case, after giving effect to the indebtedness evidenced by the securities held by the Company and the use of the proceeds thereof.

In general, if payments are voidable, whether as fraudulent conveyances, extortionate transactions or preferences, such payments may be recaptured either from the initial recipient (such as the Company) or from subsequent transferees of such payments, including the shareholders. To the extent that any such amounts are recaptured from the Company, there may be a materially adverse effect on the performance of the Company.

The above discussion is based upon U.S. federal and state laws. Insofar as investments that are obligations of non-U.S. obligors are concerned, the laws of non-U.S. jurisdictions may provide for avoidance remedies under factual circumstances similar to those described above, with consequences that may or may not be analogous to those described above under U.S. federal and state laws.

The Company may invest in portfolio companies whose capital structures may have significant leverage, which may impair these companies' ability to finance their future operations and capital needs.

While investments in leveraged companies offer the potential opportunity for capital appreciation, such investments also involve a higher degree of risk as a result of recessions, operating problems and other general business and economic risks that may have a more pronounced effect on the profitability or survival of such companies. Such investments are inherently more sensitive to declines in revenues, competitive pressures and increases in expenses. Moreover, rising interest rates may significantly increase portfolio companies' interest expense, causing losses and/or the inability to service debt levels. Leverage magnifies gains and losses attributable to other investment policies and practices, such as investing in below investment grade instruments. If a portfolio company cannot generate adequate cash flow to meet debt obligations, the portfolio company may default on its loan agreements or be forced into bankruptcy resulting in a restructuring of the company's capital structure or liquidation of the company, and the Company may suffer a partial or total loss of capital invested in the portfolio company. Furthermore, to the extent companies in which the Company has invested become insolvent, the Company may determine, in cooperation with other debt holders or on its own, to engage, at the Company's expense in whole or in part, counsel and other advisors in connection therewith. In addition to leverage in the capital structure of portfolio companies, the Company may incur leverage.

Any unrealized losses we experience on our portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith by our Board. Decreases in the market value or fair value of our investments relative to amortized cost will be recorded as unrealized depreciation. Any unrealized losses in our portfolio could be an indication of a portfolio company's inability to meet its repayment obligations to us with respect to the affected loans. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods. In addition, decreases in the market value or fair value of our investments will reduce our NAV.

Terrorist attacks, acts of war, global health emergencies or natural disasters may adversely affect our operations.

Terrorist acts, acts of war, global health emergencies or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to recent global economic instability. Future terrorist activities, military or security operations, global health emergencies or natural disasters could further weaken the domestic and/or global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks, global health emergencies or natural disasters are generally uninsurable.

Force majeure events may adversely affect our operations.

The Company may be affected by force majeure events (e.g., acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism, nationalization of industry and labor strikes). Force majeure events could adversely affect the ability of the Company or a counterparty to perform its obligations. The liability and cost arising out of a failure to perform obligations as a result of a force majeure event could be considerable and could be borne by the Company. Certain force majeure events, such as war or an outbreak of an infectious disease, could have a broader negative impact on the global or local economy, thereby affecting the Company. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control, could result in a loss to the Company if an investment is affected, and any compensation provided by the relevant government may not be adequate.

The current period of capital markets disruption and economic uncertainty may make it difficult to obtain indebtedness and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

Current market conditions may make it difficult to obtain indebtedness and any failure to do so could have a material adverse effect on our business. The debt capital that will be available to us in the future, if at all, may be at a higher cost and on less favorable terms and conditions than what we currently expect to experience, including being at a higher cost in rising rate environments. If we are unable to raise debt, then our equity investors may not benefit from the potential for increased returns on equity resulting from leverage and we may be limited in our ability to make commitments. An inability to obtain indebtedness could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to obtain all required state licenses or in any other jurisdiction where they may be required in the future.

We may be required to obtain various state licenses in order to, among other things, originate commercial loans, and may be required to obtain similar licenses from other authorities, including outside of the United States, in the future in connection with one or more investments. Applying for and obtaining required licenses can be costly and take several months. There is no assurance that we will obtain all of the licenses that we need on a timely basis. Furthermore, we will be subject to various information and other requirements in order to obtain and maintain these licenses, and there is no assurance that we will satisfy those requirements. Our failure to obtain or maintain licenses might restrict investment options and have other adverse consequences.

We are subject to risks related to ESG matters.

As part of its investment process, for certain of the Company's investments, the Adviser considers financially material environmental, social and governance ("**ESG**") factors (alongside other relevant factors) in its investment decisions in connection with general risk management and assessing the financial attractiveness of the opportunity. ESG integration does not change the Company's investment objective, exclude specific types of companies or investments or constrain the Company's investable universe. The Adviser's assessments related to ESG factors may not be conclusive and investments that may be negatively impacted by such factors may be purchased and retained by the Company while the Company may divest or not invest in investments that may be positively impacted by such factors. Notwithstanding anything herein and for the avoidance of doubt, it is not contemplated that the Adviser will subordinate the Company's performance or increase the Company's investment risks as a result of (or in connection with) the consideration of any ESG factors, nor will it promote ESG characteristics ahead of other investment considerations.

Compliance with the SEC's Regulation Best Interest may negatively impact our ability to raise capital in our offering, which would harm our ability to achieve our investment objectives.

As of June 30, 2020, broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and natural persons who are associated persons of a broker dealer when recommending to a retail customer any securities transaction or investment strategy involving securities to a retail customer. The impact of Regulation Best Interest on broker-dealers participating in our offering cannot be determined at this time, but it may negatively impact whether broker-dealers and their associated persons recommend our offering to retail customers. Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonable alternatives in the best interests of their clients. Reasonable alternatives to the Company, such as listed entities, exist and may have lower expenses, less complexity and/or lower investment risk than the Company. Certain investments in listed entities may involve lower or no commissions at the time of initial purchase. Under Regulation Best Interest, broker-dealers participating in the offering must consider such alternatives in the best interests of their clients. If Regulation Best Interest reduces our ability to raise capital in our offering, it would harm our ability to create a diversified portfolio of investments, particularly while the Company has only satisfied the minimum offering amount, and achieve our investment objectives and would result in our fixed operating costs representing a larger percentage of our gross income.

Risks Related to Our Investments

Our investments in portfolio companies are risky, and we could lose all or part of our investment.

Our investments may be risky and there is no limit on the amount of any such investments in which we may invest. In addition, investment analyses and decisions by the Company and the Adviser will often be undertaken on an expedited basis in order for the Company to take advantage of investment opportunities. In such cases, the information available to the Company and the Adviser at the time of an investment decision may be limited, and the Company and the Adviser may not have access to the detailed information necessary for a full evaluation of the investment opportunity. In addition, the financial information available to the Company and the Adviser may not be accurate or provided based upon accepted accounting methods. The Company and the Adviser will rely upon independent consultants or advisors in connection with the evaluation of proposed investments. There can be no assurance that these consultants or advisors will accurately evaluate such investments.

Risk Associated with Unspecified Transactions; No Assurance of Investment Return.

Investors will be relying on the ability of the Adviser to source, negotiate, consummate and syndicate Company originated loans (each, a "**loan**" and, together with other portfolio investments, the "**portfolio investments**") using the investments of shareholders, and there is no assurance that the Adviser will find a sufficient number of attractive opportunities to meet the Company's investment objectives or that the Company will be able to make and realize its investment objective. The realizable value of a highly illiquid investment, at any given time, may be less than its intrinsic value. In addition, certain types of investments held by the Company may require a substantial length of time to liquidate. Furthermore, to the extent the investment strategy of the Company relies upon a certain set of market and economic conditions and such conditions do not materialize for an extended period of time, the Company may not be able to invest a significant portion of the proceeds. There can be no assurance that the Company will be able to generate returns for its investors or that the returns will be commensurate with the risks of investing in the type of portfolio investments and transactions described herein.

Any information included in any of the Company's marketing materials regarding targeted returns for the Company is provided as an indicator as to how the Company will be managed and is not intended to be viewed as an indicator of likely performance returns to investors in the Company. Any targeted return information is based upon projections, estimates and assumptions that a potential investment will yield a return equal to or greater than the target. Accordingly, there can be no assurance that the Company's projections, estimates or assumptions will be realized or that the Adviser will be successful in finding investment opportunities that meet these anticipated return parameters.

Debt Instruments Generally. The Company will invest in debt and credit-related instruments. Such debt may be unsecured and structurally or contractually subordinated to substantial amounts of senior indebtedness, all or a significant portion of which may be secured. Moreover, such debt investments may not be protected by financial covenants or limitations upon additional indebtedness and there is no minimum credit rating for such debt investments. Other factors may materially and adversely affect the market price and yield of such debt investments, including investor demand, changes in the financial condition of the applicable issuer, government fiscal policy and domestic or worldwide economic conditions. Certain debt instruments in which the Company may invest may have speculative characteristics.

Generally, speculative investments securities offer a higher return potential than higher-rated securities, but involve greater volatility of price and greater risk of loss of income and principal. The issuers of such instruments (including sovereign issuers) may face significant ongoing uncertainties and exposure to adverse conditions that may undermine the issuer's ability to make timely payment of interest and principal. Such instruments are regarded as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligations and involve major risk exposure to adverse conditions. In addition, an economic recession could severely disrupt the market for most of these instruments and may have an adverse impact on the value of such instruments. It also is likely that any such economic downturn could adversely affect the ability of the issuers of such instruments to repay principal and pay interest thereon and increase the incidence of default for such instruments.

Loans Risk. The loans that the Company may invest in include loans that are first lien, second lien, third lien or that are unsecured. In addition, the loans the Company will invest in will usually be rated below investment grade or may also be unrated. Loans are subject to a number of risks described elsewhere in this Annual Report, including credit risk, liquidity risk, below investment grade instruments risk and management risk.

Although certain loans in which the Company may invest will be secured by collateral, there can be no assurance that such collateral could be readily liquidated or that the liquidation of such collateral would satisfy the borrower's obligation in the event of non-payment of scheduled interest or principal. In the event of the bankruptcy or insolvency of a borrower, the Company could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan. In the event of a decline in the value of the already pledged collateral, if the terms of a loan do not require the borrower to pledge additional collateral, the Company will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the borrower's obligations under the loans. To the extent that a loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose some or all of its value in the event of the bankruptcy or insolvency of the borrower. Those loans that are under-collateralized involve a greater risk of loss.

Further, there is a risk that any collateral pledged by portfolio companies in which the Company has taken a security interest may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. To the extent the Company's debt investment is collateralized by the securities of a portfolio company's subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, the Company's security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company's financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt. Secured debt that is under-collateralized involves a greater risk of loss. In addition, second lien debt is granted a second priority security interest in collateral, which means that any realization of collateral will generally be applied to pay senior secured debt in full before second lien debt is paid. Consequently, the fact that debt is secured does not guarantee that the Company will receive principal and interest payments according to the debt's terms, or at all, or that the Company will be able to collect on the debt should it be forced to enforce remedies.

Loans are not registered with the SEC, or any state securities commission, and are not listed on any national securities exchange. There is less readily available or reliable information about most loans than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act of 1933, as amended (the "**Securities Act**") or registered under the 1934 Act. No active trading market may exist for some loans, and some loans may be subject to restrictions on resale. A secondary market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may impair the ability to realize full value and thus cause a material decline in the Company's NAV. In addition, the Company may not be able to readily dispose of its loans at prices that approximate those at which the Company could sell such loans if they were more widely-traded and, as a result of such illiquidity, the Company may have to sell other investments or engage in borrowing

transactions if necessary to raise cash to meet its obligations. During periods of limited supply and liquidity of loans, the Company's yield may be lower.

Some loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders, including the Company. Such court action could under certain circumstances include invalidation of loans.

If legislation of state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of loans for investment by the Company may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default.

If legislation or federal or state regulations require financial institutions to increase their capital requirements, this may cause financial institutions to dispose of loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the Adviser, do not represent fair value. If the Company attempts to sell a loan at a time when a financial institution is engaging in such a sale, the price the Company could get for the loan may be adversely affected.

The Company may acquire loans through assignments or participations. The Company will typically acquire loans through assignment. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser's rights can be more restricted than those of the assigning institution, and the Company may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral.

A participation typically results in a contractual relationship only with the institution selling the participation interest, not with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. Certain participation agreements also include the option to convert the participation to a full assignment under agreed upon circumstances. The Adviser has adopted best execution procedures and guidelines to mitigate credit and counterparty risk in the atypical situation when the Company must acquire a loan through a participation.

In purchasing participations, the Company generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Company may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Company will be exposed to the credit risk of both the borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Company will not be able to conduct the due diligence on the borrower or the quality of the loan with respect to which it is buying a participation that the Company would otherwise conduct if it were investing directly in the loan, which may result in the Company being exposed to greater credit or fraud risk with respect to the borrower or the loan than the Company expected when initially purchasing the participation.

The Company also may originate loans or acquire loans by participating in the initial issuance of the loan as part of a syndicate of banks and financial institutions, or receive its interest in a loan directly from the borrower.

The Adviser has established a counterparty and liquidity sub-committee that regularly reviews each broker-dealer counterparty for, among other things, its quality and the quality of its execution. The established procedures and guidelines require trades to be placed for execution only with broker counterparties approved by the counterparty and liquidity sub-committee of the Adviser. The factors considered by the sub-committee when selecting and approving brokers and dealers include, but are not limited to:

    i.   quality, accuracy, and timeliness of execution,

    ii.   review of the reputation, financial strength and stability of the financial institution,

    iii.   willingness and ability of the counterparty to commit capital,

    iv.   ongoing reliability, and

    v.   access to underwritten offerings and secondary markets.

Loan Origination. The Adviser will originate loans on behalf of the Company. The level of analytical sophistication, both financial and legal, necessary for successful financing to companies, particularly companies experiencing significant business and financial difficulties, is high. There can be no assurance that the Adviser and the Company will correctly evaluate the value of the assets collateralizing these loans or the prospects for successful repayment or a successful reorganization or similar action.

In accordance with Apollo's co-investment order, the Company's ability to acquire loans could be dependent on the existence and performance of Apollo's origination platform, which includes other funds managed by Apollo and enables Apollo to commit in size to multiple deals. Therefore, a decrease in Apollo's origination platform or its inability to acquire investments suitable for the Company could reduce or possibly eliminate the ability of the Company to participate in certain loans within the Company's investment objective and would have a material adverse effect on the Company's performance. Other Apollo funds could be subject to certain restrictions on the types of investments they can make, and such restrictions may in effect limit the types of investments the Company could make to the extent that the Company is dependent on Apollo's origination platform.

Loan origination involves a number of particular risks that may not exist in the case of secondary debt purchases. Apollo may have to rely more on its own resources to conduct due diligence of the borrower, and such borrower may in some circumstances present a higher credit risk and/or could not obtain debt financing in the syndicated markets. As a result, the diligence is likely to be more limited than the diligence conducted for a broadly syndicated transaction involving an underwriter. Loan origination may also involve additional regulatory risks given licensing requirements for certain types of lending in some jurisdictions, and the scope of these regulatory requirements (and certain permitted exemptions) may vary from jurisdiction to jurisdiction and may change from time to time. In addition, in originating loans, the Company will compete with a broad spectrum of lenders, some of which may have greater financial resources than the Company, and some of which may be willing to lend money on better terms (from a borrower's standpoint) than the Company. Increased competition for, or a diminution in the available supply of, qualifying loans may result in lower yields on such loans, which could reduce returns to the Company. The level of analytical sophistication, both financial and legal, necessary for successful financing to companies, particularly companies experiencing significant business and financial difficulties is unusually high. There is no assurance that the Adviser will correctly evaluate the value of the assets collateralizing these loans or the prospects for successful repayment or a successful reorganization or similar action.

Senior Loans. The investment objective of the Company includes investing in senior secured term loans. As such, the assets of the Company may include first lien senior secured debt and may also include selected second lien senior secured debt, the latter of which involves a higher degree of risk of a loss of capital.

The factors affecting an issuer's first and second lien loans, and its overall capital structure, are complex. Some first lien loans may not necessarily have priority over all other unsecured debt of an issuer. For example, some first lien loans may permit other secured obligations (such as overdrafts, swaps or other derivatives made available by members of the syndicate to the company), or involve first liens only on specified assets of an issuer (e.g., excluding real estate). Issuers of first lien loans may have multiple tranches of first lien debt outstanding, each with first liens on separate collateral, or may share first liens on the same collateral. Furthermore, liens with respect to primarily U.S. financings generally only cover U.S. assets, and non-U.S. assets are not included (other than, for example, where a borrower pledges a portion of the stock of first-tier non-U.S. subsidiaries). In the event of Chapter 11 filing by an issuer, the U.S. Bankruptcy Code authorizes the issuer to use a creditor's collateral and to obtain additional credit by grant of a prior lien on its property, senior even to liens that were first in priority prior to the filing, as long as the issuer provides what the presiding bankruptcy judge considers to be "adequate protection," which may, but need not always, consist of the grant of replacement or additional liens or the making of cash payments to the affected secured creditor. The imposition of prior liens on the Company's collateral would adversely affect the priority of the liens and claims held by the Company and could adversely affect the Company's recovery on its leveraged loans.

Any secured debt is secured only to the extent of its lien and only to the extent of the value of underlying assets or incremental proceeds on already secured assets. Moreover, underlying assets are subject to credit, liquidity, and interest rate risk. Although the amount and characteristics of the underlying assets selected as collateral may allow the Company to withstand certain assumed deficiencies in payments occasioned by the borrower's default, if any deficiencies exceed such assumed levels or if underlying assets are sold, it is possible that the proceeds of such sale or disposition will not be sufficient to satisfy the amount of principal and interest owing to the Company in respect of its investment.

Senior secured credit facilities are generally syndicated to a number of different financial market participants. The documentation governing such facilities typically requires either a majority consent or, in certain cases, unanimous approval for certain actions in respect of the credit, such as waivers, amendments, or the exercise of remedies. In addition, voting to accept or reject the terms of a restructuring of a credit pursuant to a Chapter 11 plan of reorganization is done on a class basis. As a result of these voting regimes, the Company may not have the ability to control any decision in respect of any amendment, waiver, exercise of remedies, restructuring or reorganization of debts owed to the Company.

Senior secured loans are also subject to other risks, including:

i. the possible invalidation of a debt or lien as a "fraudulent conveyance";

ii. the recovery as a "preference" of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing;

iii. equitable subordination claims by other creditors;

iv. "lender liability" claims by the portfolio company of the obligations; and

v. environmental and/or other liabilities that may arise with respect to collateral securing the obligations.

Decisions in bankruptcy cases have held that a secondary loan market assignee can be denied a recovery from the debtor in a bankruptcy if a prior holder of the loans either received and does not return a preference or fraudulent conveyance, or if such prior holder engaged in conduct that would qualify for equitable subordination.

The Company's investments may be subject to early redemption features, refinancing options, pre-payment options or similar provisions that, in each case, could result in the portfolio company repaying the principal on an obligation held by the Company earlier than expected. As a consequence, the Company's ability to achieve its investment objective may be adversely affected.

Equity Investments. We may make select equity investments. In addition, in connection with our debt investments, we on occasion may receive equity interests such as warrants or options as additional consideration. The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Preferred Securities. Investments in preferred securities involve certain risks. Certain preferred securities contain provisions that allow an issuer under certain conditions to skip or defer distributions. If the Company owns a preferred security that is deferring its distribution, the Company may be required to include the amount of the deferred distribution in its taxable income for tax purposes although it does not currently receive such amount in cash. In order to receive the special treatment accorded to RICs and their shareholders under the Code and to avoid U.S. federal income and/or excise taxes at the Company level, the Company may be required to distribute this income to shareholders in the tax year in which the income is recognized (without a corresponding receipt of cash). Therefore, the Company may be required to pay out as an income distribution in any such tax year an amount greater than the total amount of cash income the Company actually received, and to sell portfolio securities, including at potentially disadvantageous times or prices, to obtain cash needed for these income distributions. Preferred securities often are subject to legal provisions that allow for redemption in the event of certain tax or legal changes or at the issuer's call. In the event of redemption, the Company may not be able to reinvest the proceeds at comparable rates of return. Preferred securities are subordinated to bonds and other debt securities in an issuer's capital structure in terms of priority for corporate income and liquidation payments, and therefore will be subject to greater credit risk than those debt securities. Preferred securities may trade less frequently and in a more limited volume and may be subject to more abrupt or erratic price movements than many other securities, such as common stocks, corporate debt securities and U.S. government securities.

Non-U.S. Securities. We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act. Because evidence of ownership of such securities usually is held outside the United States, we would be subject to additional risks if we invested in non-U.S. securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions, which might adversely affect or restrict the payment of principal and interest on the non-U.S. securities to shareholders located outside the country of the issuer, whether from currency blockage or otherwise. Because non-U.S. securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected unfavorably by changes in currency rates and exchange control regulations.

Subordinated Debt. Our subordinated debt investments will generally rank junior in priority of payment to senior debt and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our shareholders to non-cash income. Because we will not receive any principal repayments prior to the maturity of some of our subordinated debt investments, such investments will be of greater risk than amortizing loans.

Below Investment Grade Risk. In addition, we intend to invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be difficult to value and illiquid. The major risks of below investment grade securities include:

- Below investment grade securities may be issued by less creditworthy issuers. Issuers of below investment grade securities may have a larger amount of outstanding debt relative to their assets than issuers of investment grade securities. In the event of an issuer's bankruptcy, claims of other creditors may have priority over the claims of holders of below investment grade securities, leaving few or no assets available to repay holders of below investment grade securities.

- Prices of below investment grade securities are subject to extreme price fluctuations. Adverse changes in an issuer's industry and general economic conditions may have a greater impact on the prices of below investment grade securities than on other higher-rated fixed-income securities.

- Issuers of below investment grade securities may be unable to meet their interest or principal payment obligations because of an economic downturn, specific issuer developments or the unavailability of additional financing.

- Below investment grade securities frequently have redemption features that permit an issuer to repurchase the security from us before it matures. If the issuer redeems below investment grade securities, we may have to invest the proceeds in securities with lower yields and may lose income.

- Below investment grade securities may be less liquid than higher-rated fixed-income securities, even under normal economic conditions. There are fewer dealers in the below investment grade securities market, and there may be significant differences in the prices quoted by the dealers. Judgment may play a greater role in valuing these securities and we may be unable to sell these securities at an advantageous time or price.

- We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting issuer.

The credit rating of a high-yield security does not necessarily address its market value risk. Ratings and market value may change from time to time, positively or negatively, to reflect new developments regarding the issuer.

Junior, Unsecured Securities. Our strategy may entail acquiring securities that are junior or unsecured instruments. While this approach can facilitate obtaining control and then adding value through active management, it also means that certain of the Company's investments may be unsecured. If a portfolio company becomes financially distressed or insolvent and does not successfully reorganize, we will have no assurance (compared to those distressed securities investors that acquire only fully collateralized positions) that we will recover any of the principal that we have invested. Similarly, investments in "last out" pieces of unitranche loans will be similar to second lien loans in that such investments will be junior in priority to the "first out" piece of the same unitranche loan with respect to payment of principal, interest and other amounts. Consequently, the fact that debt is secured does not guarantee that we will receive principal and interest payments according to the debt's terms, or at all, or that we will be able to collect on the debt should it be forced to enforce its remedies.

While such junior or unsecured investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking more senior to such investments and may benefit from cross-default provisions and security over the issuer's assets, some or all of such terms may not be part of particular investments. Moreover, our ability to influence an issuer's affairs, especially during periods of financial distress or following insolvency, is likely to be substantially less than that of senior creditors. For example, under typical subordination terms, senior creditors are able to block the acceleration of the junior debt or the exercise by junior debt holders of other rights they may have as creditors. Accordingly, we may not be able to take steps to protect investments in a timely manner or at all, and there can be no assurance that our rate of return objectives or any particular investment will be achieved. In addition, the debt securities in which we will invest may not be protected by financial covenants or limitations upon additional indebtedness, may have limited liquidity and are not expected to be rated by a credit rating agency.

Early repayments of our investments may have a material adverse effect on our investment objectives. In addition, depending on fluctuations of the equity markets and other factors, warrants and other equity investments may become worthless.

There can be no assurance that attempts to provide downside protection through contractual or structural terms with respect to our investments will achieve their desired effect and potential investors should regard an investment in us as being speculative and having a high degree of risk. Furthermore, we have limited flexibility to negotiate terms when purchasing newly issued investments in connection with a syndication of mezzanine or certain other junior or subordinated investments or in the secondary market.

CLO Risk. Our potential investments in CLOs may be riskier than a direct investment in the debt or other securities of the underlying companies. When investing in CLOs, we may invest in any level of a CLO's subordination chain, including subordinated (lower-rated) tranches and residual interests (the lowest tranche). CLOs are typically highly levered and therefore, the junior debt and equity tranches that we may invest in are subject to a higher risk of total loss and deferral or nonpayment of interest than the more senior tranches to which they are subordinated. In addition, we will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or entities that sponsored the CLOs. Furthermore, the investments we make in CLOs are at times thinly traded or have only a limited trading market. As a result, investments in such CLOs may be characterized as illiquid securities.

"Covenant-lite" Obligations. We may invest in, or obtain exposure to, obligations that may be "covenant-lite," which means such obligations lack certain financial maintenance covenants. While these loans may still contain other collateral protections, a covenant-lite loan may carry more risk than a covenant-heavy loan made by the same borrower, as it does not require the borrower to provide affirmation that certain specific financial tests have been satisfied on a routine basis as is required under a covenant-heavy loan agreement. Should a loan we hold begin to deteriorate in quality, our ability to negotiate with the borrower may be delayed under a covenant-lite loan compared to a loan with full maintenance covenants. This may in turn delay our ability to seek to recover its investment.

Bridge Financings. From time to time, we may lend to portfolio companies on a short-term, unsecured basis or otherwise invest on an interim basis in portfolio companies in anticipation of a future issuance of equity or long-term debt securities or other refinancing or syndication. Such bridge loans would typically be convertible into a more permanent, long-term security; however, for reasons not always in the Company's control, such long-term securities issuance or other refinancing or syndication may not occur and such bridge loans and interim investments may remain outstanding. In such event, the interest rate on such loans or the terms of such interim investments may not adequately reflect the risk associated with the position taken by the Company.

Distressed Investments; Restructurings. The Company may make investments in companies that subsequently become distressed (e.g., defaulted, out-of-favor or distressed bank loans and debt securities). Certain of the Company's investments may, therefore, include specific investments in companies that become highly leveraged with significant burdens on cash flow, and, therefore, involve a high degree of financial risk. Portfolio companies may be facing liquidity challenges due to debt maturities, covenant violations, cyclical challenges or imminent bankruptcy, or they need financing in order to exit bankruptcy. The Company's investments may be considered speculative and subject to a high degree of risk, and the ability of the relevant portfolio companies to pay their debts on schedule could be adversely affected by interest rate movements, changes in the general economic climate or the economic factors affecting a particular industry, or specific developments within such companies. Investments in companies operating in workout or bankruptcy modes also present additional legal risks, including fraudulent conveyance, voidable preference and equitable subordination risks. The level of analytical sophistication, both financial and legal, necessary for successful investment in companies experiencing significant business and financial difficulties is unusually high. There is no assurance that the Adviser will correctly evaluate the value of the assets collateralizing the Company's loans or the prospects for a successful reorganization or similar action.

Distressed/Defaulted Securities. The Company may invest in the securities of companies that subsequently become involved in bankruptcy proceedings, reorganizations or financial restructurings, and that may face pending covenant violations or significant debt maturities. In such a case, the Company may have a more active participation in the affairs of such portfolio companies than is generally assumed by an investor. Such investments could, in certain circumstances, subject the Company to certain additional potential liabilities, which may exceed the value of the Company's original investment therein. For example, under certain circumstances, a lender who has inappropriately exercised control over the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. Furthermore, such investments could also subject the Company to litigation risks or prevent the Company from disposing of securities. In any reorganization or liquidation proceeding relating to a portfolio company or an investment, the Company may lose its entire investment, may be required to accept cash or securities with a value less than the Company's original investment and/or may be required to accept payment over an extended period of time. In addition, under certain circumstances, payments to the Company and the related distributions by the Company to the shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment, or similar transaction under applicable bankruptcy and insolvency laws. As more fully discussed below, in a bankruptcy or other proceeding, the Company as a creditor may be unable to enforce its rights in any collateral or may have its security interest in any collateral challenged or disallowed, and its claims may be subordinated to the claims of other creditors.

The market for distressed securities is expected to be less liquid than the market for securities of companies that are not distressed. A substantial length of time may be required to liquidate investments in securities that become distressed. Furthermore, at times, a major portion of an issue of distressed securities may be held by relatively few investors, and the market may be limited to a narrow range of potential counterparties, such as other financial institutions. Under adverse market or economic conditions or in the event of adverse changes in the financial condition of the portfolio companies, the Company may find it more difficult to sell such securities when the Adviser believes it advisable to do so or may only be able to sell such securities at a loss. The Company may also find it more difficult to determine the fair market value of distressed securities for the purpose of computing the Company's net asset value. In some cases, the Company may be prohibited by contract from selling investments for a period of time.

Non-Performing Debt. Certain debt instruments that the Company may invest in may be or become nonperforming and possibly in default. The obligor or relevant guarantor may also be in or enter bankruptcy or liquidation. There can be no assurance as to the amount and timing of payments, if any, with respect to any such debt instruments.

Loans may become non-performing for a variety of reasons and borrowers on loans constituting the Company's assets may seek the protection afforded by bankruptcy, insolvency and other debtor relief laws. Upon a bankruptcy filing in a U.S. Bankruptcy Court by an issuer of debt, the U.S. Bankruptcy Code imposes an automatic stay on payments of such issuer's pre-petition debt. A stay on payments to be made on the assets of the Company could adversely affect the value of those assets and the Company itself. Other protections in such proceedings may include forgiveness of debt, the ability to create super-priority liens in favor of certain creditors of the debtor and certain well-defined claims procedures. Nonperforming debt obligations may require substantial workout negotiations, restructuring or bankruptcy filings that may entail a substantial reduction in the interest rate, deferral of payments and/or a substantial write-down of the principal of a loan or conversion of some or all of the debt to equity. Insolvency laws may, in certain jurisdictions, result in a restructuring of the debt without the Company's consent under the "cramdown" provisions of applicable insolvency laws and may also result in a discharge of all or part of the debt without payment to the Company. If a portfolio company were to file for Chapter 11 reorganization, the U.S. Bankruptcy Code authorizes the issuer to restructure the terms of repayment of a class of debt, even if the class fails to accept the restructuring, as long as the restructured terms are "fair and equitable" to the class and certain other conditions are met.

Such non-performing instruments or loans may also require a substantial amount of workout negotiations or restructuring, which may entail, among other things, a substantial reduction in the interest rate and a substantial writedown of principal. It is possible that the Company may find it necessary or desirable to foreclose on collateral securing one or more loans purchased by the Company. The foreclosure process varies jurisdiction by jurisdiction and can be lengthy and expensive. Borrowers often resist foreclosure actions, which often prolongs and complicates an already difficult and time-consuming process. In some states or other jurisdictions, foreclosure actions can take up to several years or more to conclude. During the foreclosure proceedings, a borrower may have the ability to file for bankruptcy, potentially staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral assets and may result in disrupting ongoing management of the company. There can be no assurance as to the amount and timing of payments, if any, with respect to any such debt instruments.

Nature of Mezzanine Debt and Other Junior Unsecured Securities. The Company's strategy may include acquiring mezzanine debt, which generally will be unrated or have ratings or implied or imputed ratings below investment grade, as well as loans or securities that are junior, unsecured, equity or quasi-equity instruments. Mezzanine debt or securities are generally unsecured and/or subordinated to other obligations of the portfolio company, and tend to have greater credit and liquidity risk than that typically associated with investment grade corporate obligations. The risks associated with mezzanine debt or equity investments include a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions may adversely affect the obligor's ability to pay principal and interest on its debt. Many obligors on mezzanine debt or equity investments are highly leveraged. As such, specific developments affecting such obligors, such as reduced cash flow from operations or the inability to refinance debt at maturity, may also adversely affect such obligors' ability to meet debt service obligations. Mezzanine debt or equity instruments are often issued in connection with leveraged acquisitions or recapitalizations in which the portfolio companies incur a substantially higher amount of indebtedness than the level at which they had previously operated.

Default rates for mezzanine debt and other junior unsecured securities have historically been higher than such rates for investment grade securities. If the Company makes an investment that is not secured by collateral and if the portfolio company in question does not successfully reorganize, the Company will have no assurance (as compared to those distressed securities investors that acquire only fully collateralized positions) that it will recover any of the principal that it has invested. While junior, unsecured, equity or quasi-equity investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking more senior to such investments and may benefit from cross-default provisions and security over the portfolio company's assets, some or all of such terms may not be part of the particular investments. Moreover, the ability of the Company to influence a portfolio company's affairs, especially during periods of financial distress or following insolvency, is likely to be substantially less than that of senior creditors. For example, under typical subordination terms, senior creditors are able to block the acceleration of the junior debt or the exercise by junior debt holders of other rights they may have as creditors. Accordingly, the Company may not be able to take steps to protect its investments in a timely manner or at all and there can be no assurance that the return objectives of the Company or any particular investment will be achieved. In addition, the debt securities in which the Company may invest may not be protected by financial covenants or limitations upon additional indebtedness, may have limited liquidity and are not expected to be rated by a credit rating agency.

Convertible Securities. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different portfolio company within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock, in each case, until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics in that they generally (i) have higher yields than common stock, but lower yields than comparable nonconvertible securities, (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed income characteristics and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.

The value of a convertible security is a function of its "investment value" (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its "conversion value" (the security's worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the portfolio company and other factors may also have an effect on the convertible security's investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security. Generally, the amount of the premium decreases as the convertible security approaches maturity.

A convertible security may be subject to redemption at the option of the portfolio company at a price established in the convertible security's governing instrument. If a convertible security held by the Company is called for redemption, the Company will be required to permit the portfolio company to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Company's ability to achieve its investment objective.

Investing primarily in large private U.S. borrowers may limit the Company's ability to achieve high growth rates during times of economic expansion.

Investing primarily in originated assets made to large private U.S. borrowers may result in the Company underperforming other segments of the market, particularly during times of economic expansion, because large private U.S. borrowers may be less responsive to competitive challenges and opportunities in the financial markets. As a result, the Company's value may not rise at the same rate, if at all, as other funds that invest in smaller market capitalization companies that are more capable of responding to economic and industrial changes.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any proceeds. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company and our portfolio company may not have sufficient assets to pay all equally ranking credit even if we hold senior, first-lien debt.

There could be circumstances in which the Company may not be able to control the modification, waiver or amendment of the terms and conditions of a loan agreement if a sufficient number of the other lenders act contrary to the Company's preferences.

The terms and conditions of loan agreements and related assignments may be amended, modified or waived only by the agreement of the lenders. Generally, any such agreement must include a majority or a supermajority (measured by outstanding loans or commitments) or, in certain circumstances, a unanimous vote of the lenders. The Company and the Adviser would be expected to have the authority to negotiate any amendments or modifications to the portfolio investments that are loans, but even where they do not have any such authority, they may have the authority to give or withhold consent to amendments or modifications initiated and negotiated by portfolio companies or other lenders. Consequently, there could be circumstances in which the Company may not be able to control the modification, waiver or amendment of the terms and conditions of a loan agreement if a sufficient number of the other lenders act contrary to the Company's preferences. If the Company invests or holds an investment through participation interests or derivative securities rather than directly, it is possible that the Company may not be entitled to vote on any such adjustment of terms of such agreements.

The exercise of remedies may also be subject to the vote of a specified percentage of the lenders thereunder. The Company will have the authority to cause the Company to consent to certain amendments, waivers or modifications to the investments requested by obligors or the lead agents for loan syndication agreements. The Company may, in accordance with its investment management standards, cause the Company to extend or defer the maturity, adjust the outstanding balance of any investment, reduce or forgive interest or fees, release material collateral or guarantees, or otherwise amend, modify or waive the terms of any related loan agreement, including the payment terms thereunder. The Company will make such determinations in accordance with its investment management standards. Any amendment, waiver or modification of an investment could adversely impact the Company's investment returns.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to, among other things, lender liability or fraudulent conveyance claims.

If one of our portfolio companies were to file for bankruptcy, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower's business or instances where we exercise control over the borrower.

In recent years, a number of judicial decisions in the United States have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories (collectively termed "lender liability"). Generally, lender liability is founded upon the premise that an institutional lender has violated a duty (whether implied or contractual) of good faith and fair dealing owed to a borrower or has assumed a degree of control over the borrower resulting in a creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of certain of the Company's investments, the Company could be subject to allegations of lender liability.

In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder:

    i.   intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower,

    ii.   engages in other inequitable conduct to the detriment of such other creditors,

    iii.   engages in fraud with respect to, or makes misrepresentations to, such other creditors, or

    iv.   uses its influence as a stockholder to dominate or control a borrower to the detriment of other creditors of such borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called "equitable subordination."

The Company does not intend to engage in conduct that would form the basis for a successful cause of action based upon the equitable subordination doctrine. However, because of the nature of certain of the Company's investments, the Company may be subject to claims from creditors of an obligor that debt obligations of which are held by the Company should be equitably subordinated.

The preceding discussion regarding lender liability is based upon principles of U.S. federal and state laws. With respect to the Company's investments outside the United States, the laws of certain non-U.S. jurisdictions may also impose liability upon lenders or bondholders under factual circumstances similar to those described above, with consequences that may or may not be analogous to those described above under U.S. federal and state laws.

We generally will not control our portfolio companies and, due to the illiquid nature of our holdings in our portfolio companies, we may not be able to dispose of our interests in our portfolio companies.

We do not expect to control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of the company's common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

Any inaccuracy or incompleteness by a portfolio company or breach of covenants may adversely affect the valuation of the collateral underlying the loans or the ability of the lenders to perfect or effectuate a lien on the collateral securing the loan or the Company's ability to otherwise realize on or avoid losses in respect of the investment.

The Company will seek to make or acquire portfolio investments having structural, covenant and other contractual terms providing adequate downside protection, but there can be no assurance that such attempts to provide downside protection with respect to its investments will achieve their desired effect, and, accordingly, potential investors should regard an investment in the Company as being speculative and having a high degree of risk. Of paramount concern in making or acquiring a portfolio investment is the possibility of material misrepresentation or omission on the part of the portfolio investment seller, the portfolio company or other credit support providers, or breach of covenant by any such parties. Such inaccuracy or incompleteness or breach of covenants may adversely affect the valuation of the collateral underlying the loans or the ability of the lenders to perfect or effectuate a lien on the collateral securing the loan or the Company's ability to otherwise realize on or avoid losses in respect of the investment. The Company will rely upon the accuracy and completeness of representations made by any such parties to the extent reasonable, but cannot guarantee such accuracy or completeness.

Additionally, of particular concern in portfolio investments in loans or other debt instruments is the possibility of material misrepresentation or omission on the part of the borrower or issuer of such debt instruments. Such inaccuracy or incompleteness may adversely affect the valuation of the collateral underlying the loans, notes or bonds or may adversely affect the ability of the Company to perfect or effectuate a lien on any collateral securing the investment. The Company will rely upon the accuracy and completeness of representations made by borrowers or issuers of securities and their respective agents when it makes its investments, but cannot guarantee such accuracy or completeness. Under certain circumstances, payments to the Company may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment.

Second priority liens on collateral securing debt investments that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain debt investments that we make to portfolio companies may be secured on a second priority basis by the same collateral securing first priority debt of such companies. The first priority liens on the collateral will secure the portfolio company's obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company remaining assets, if any.

We may also make unsecured debt investments in portfolio companies, meaning that such investments will not benefit from any interest in collateral of such companies. Liens on such portfolio companies' collateral, if any, will secure the portfolio company's obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before we are so entitled. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy its unsecured debt obligations after payment in full of all secured debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, then its unsecured claims would rank equally with the unpaid portion of such secured creditors' claims against the portfolio company's remaining assets, if any.

The rights we may have with respect to the collateral securing the debt investments we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

The portfolio investments in which the Company invests and Apollo's portfolio companies will be subject to various laws for the protection of creditors in the jurisdictions of the portfolio companies concerned.

Differences in law may adversely affect the rights of the Company as a lender with respect to other creditors. Additionally, the Company, as a creditor, may experience less favorable treatment under different insolvency regimes than those that apply in the United States, including in cases where the Company seeks to enforce any security it may hold as a creditor.

Limited amortization requirements may extend the expected weighted average life of the investment.

The Company may invest in loans that have limited mandatory amortization requirements. While these loans may obligate a portfolio company to repay the loan out of asset sale proceeds or with annual excess cash flow, repayment requirements may be subject to substantial limitations that would allow a portfolio company to retain such asset sale proceeds or cash flow, thereby extending the expected weighted average life of the investment. In addition, a low level of amortization of any debt over the life of the investment may increase the risk that the portfolio company will not be able to repay or refinance the loans held by the Company when it matures.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of the portfolio companies in which we make investments may be susceptible to economic slowdowns or recessions and during these periods may be unable to repay the loans we made to them. See "Item 1A. Risk Factors—Risks Relating to the Current Environment—*Certain of our portfolio companies' businesses could be adversely affected by the effects of health pandemics or epidemics, which could have a negative impact on our and our portfolio companies' businesses and operations."* Therefore, our non-performing assets may increase and the value of our portfolio may decrease during these periods as we are required to record our investments at their current fair value. Adverse economic conditions also may decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our and our portfolio companies' funding costs, limit our and our portfolio companies' access to the capital markets or result in a decision by lenders not to extend credit to us or our portfolio companies. These events could prevent us from increasing investments and harm our operating results.

A portfolio company's failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize the portfolio company's ability to meet its obligations under the debt that we hold. We may incur additional expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company. In addition, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we will actually provide significant managerial assistance to that portfolio company, a bankruptcy court might subordinate all or a portion of our claim to that of other creditors.

Implementation of the Company's strategy is dependent in part on market dislocation impacting the global credit markets.

Implementation of the Company's investment strategy will depend, in part, on the extent to which the global credit markets continue to experience disruption, liquidity shortages and financial instability. Prolonged disruption may prevent the Company from advantageously realizing on or disposing of its investments. A further economic downturn could adversely affect the financial resources and credit quality of the underlying portfolio companies of any debt instruments in which the Company may invest and result in the inability of such borrowers to make principal and interest payments on, or refinance, outstanding debt when due. In the event of such defaults, the Company may suffer a partial or total loss of capital invested in such companies, which would, in turn, have an adverse effect on the Company's returns. Any such defaults may have an adverse effect on the Company's investments. Such marketplace events also may restrict the ability of the Company to sell or liquidate investments at favorable times or for favorable prices (although such marketplace events may not foreclose the Company's ability to hold such investments until maturity). Further, the Company's investment strategy may be impacted in part by changes in the conditions in the global financial markets generally and credit markets specifically. In the event of a further market deterioration, the value of the Company's investments may not appreciate as projected or may suffer a loss.

A covenant breach or other default by our portfolio companies may adversely affect our operating results.

A portfolio company's failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company's ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. In addition, lenders in certain cases can be subject to lender liability claims for actions taken by them when they become too involved in the borrower's business or exercise control over a borrower. It is possible that we could become subject to a lender's liability claim, including as a result of actions taken if we render significant managerial assistance to the borrower. Furthermore, if one of our portfolio companies were to file for bankruptcy protection, a bankruptcy court might recharacterize our debt holding and subordinate all or a portion of our claim to claims of other creditors, even though we may have structured our investment as senior secured debt. The likelihood of such a re-characterization would depend on the facts and circumstances, including the extent to which we provided managerial assistance to that portfolio company.

Our portfolio companies may be highly leveraged.

Some of our portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to us as an investor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies' ability to finance their future operations and capital needs. As a result, these companies' flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company's income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

Loans to private companies involve risks that may not exist in the case of more established and/or publicly traded companies.

These risks include the risk that:

- these companies may have limited financial resources and limited access to additional financing, which may increase the risk of their defaulting on their obligations, leaving creditors, such as the Company, dependent on any guarantees or collateral that they may have obtained;

- these companies frequently have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which render such companies more vulnerable to competition and market conditions, as well as general economic downturns;

- there will not be as much information publicly available about these companies as would be available for public companies and such information may not be of the same quality;

- these companies are more likely to depend on the management talents and efforts of a small group of persons; as a result, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on these companies' ability to meet their obligations;

- these companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance their expansion or maintain their competitive position; and

- these companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

We may not realize gains from our equity investments.

Certain investments that we may make could include warrants or other equity securities. In addition, we may make direct equity investments in portfolio companies. Our goal is ultimately to realize gains upon our disposition of such equity interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We intend to seek puts or similar rights to give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these put rights for the consideration provided in our investment documents if the issuer is in financial distress.

An investment strategy focused primarily on privately-held companies presents certain challenges, including, but not limited to, the lack of available information about these companies.

We intend to invest primarily in privately-held companies. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and the ability to withstand financial distress. Second, the depth and breadth of experience of management in private companies tends to be less than that at public companies, which makes such companies more likely to depend on the management talents and efforts of a smaller group of persons and/or persons with less depth and breadth of experience. Therefore, the decisions made by such management teams and/or the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our investments and, in turn, on us. Third, the investments themselves tend to be less liquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. As a result, the relative lack of liquidity and the potential diminished capital resources of our target portfolio companies may affect our investment returns.

Fourth, little public information generally exists about private companies. Further, these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of the Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. The Adviser would typically assess an investment in a portfolio company based on the Adviser's estimate of the portfolio company's earnings and enterprise value, among other things, and these estimates may be based on limited information and may otherwise be inaccurate, causing the Adviser to make different investment decisions than it may have made with more complete information. These companies and their financial information will generally not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.

Our investments in securities or assets of publicly-traded companies are subject to the risks inherent in investing in public securities.

We may invest a portion of our portfolio in publicly-traded assets. For example, it is not expected that we will be able to negotiate additional financial covenants or other contractual rights, which we might otherwise be able to obtain in making privately negotiated investments. In addition, by investing in publicly-traded securities or assets, we will be subject to U.S. federal and state securities laws, as well as non-U.S. securities laws, that may, among other things, restrict or prohibit our ability to make or sell an investment. Moreover, we may not have the same access to information in connection with investments in public securities, either when investigating a potential investment or after making an investment, as compared to privately negotiated investments. Furthermore, we may be limited in its ability to make investments and to sell existing investments in public securities because Apollo may be deemed to have material, nonpublic information regarding the issuers of those securities or as a result of other internal policies. The inability to sell public securities in these circumstances could materially adversely affect our investment results. In addition, an investment may be sold by us to a public company where the consideration received is a combination of cash and stock of the public company, which may, depending on the securities laws of the relevant jurisdiction, be subject to lock-up periods.

Our investments may include original issue discount and payment-in-kind instruments.

To the extent that we invest in original issue discount or payment-in-kind (**"PIK"**) instruments and the accretion of original issue discount or PIK interest income constitutes a portion of our income, we will be exposed to risks associated with the requirement to include such non-cash income in taxable and accounting income prior to receipt of cash, including the following:

- the higher interest rates on PIK instruments reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

- original issue discount and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of any associated collateral;

- an election to defer PIK interest payments by adding them to the principal on such instruments increases our future investment income which increases our net assets and, as such, increases the Adviser's future base management fees which, thus, increases the Adviser's future income incentive fees at a compounding rate;

- market prices of PIK instruments and other zero coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero coupon debt instruments, PIK instruments are generally more volatile than cash pay securities;

- the deferral of PIK interest on an instrument increases the loan-to-value ratio, which is a measure of the riskiness of a loan, with respect to such instrument;

- even if the conditions for income accrual under GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan;

- the required recognition of original issue discount or PIK interest for U.S. federal income tax purposes may have a negative impact on liquidity, as it represents a non-cash component of our investment company taxable income that may require cash distributions to shareholders in order to maintain our ability to be subject to tax as a RIC; and

- original issue discount may create a risk of non-refundable cash payments to the Adviser based on noncash accruals that may never be realized.

The prices of the debt instruments and other securities in which we invest may decline substantially.

For reasons not necessarily attributable to any of the risks set forth herein (for example, supply/demand imbalances or other market forces), the prices of the debt instruments and other securities may decline substantially. In particular, purchasing debt instruments or other assets at what may appear to be "undervalued" or "discounted" levels is no guarantee that these assets will not be trading at even lower levels at a time of valuation or at the time of sale, if applicable. It may not be possible to predict, or to hedge against, such "spread widening" risk. Additionally, the perceived discount in pricing from previous environments described herein may still not reflect the true value of the assets underlying debt instruments in which the Company invests.

We may enter into a TRS agreement that exposes us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.

A total return swap (**"TRS"**) is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements.

A TRS is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the TRS and the loans underlying the TRS. In addition, we may incur certain costs in connection with the TRS that could in the aggregate be significant. A TRS is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty.

We may enter into repurchase agreements.

Subject to our investment objective and policies, we may invest in repurchase agreements as a buyer for investment purposes. Repurchase agreements typically involve the acquisition by the Company of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Company will sell the securities back to the institution at a fixed time in the future for the purchase price plus premium (which often reflects the interests). The Company does not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase obligation. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Company could experience both delays in liquidating the underlying securities and losses, including (1) possible decline in the value of the underlying security during the period in which the Company seeks to enforce its rights thereto; (2) possible lack of access to income on the underlying security during this period; and (3) expenses of enforcing its rights. In addition, as described above, the value of the collateral underlying the repurchase agreement will be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, the Company generally will seek to liquidate such collateral. However, the exercise of the Company's right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Company could suffer a loss.

We may enter into securities lending agreements.

We may from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions if our asset coverage, as defined in the 1940 Act, would at least equal 150% immediately after each such loan. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. However, such loans will be made only to brokers and other financial institutions that are believed by the Adviser to be of high credit standing. Securities loans are made to broker-dealers pursuant to agreements requiring that loans be continuously secured by collateral consisting of U.S. government securities, cash or cash equivalents (e.g., negotiable certificates of deposit, bankers' acceptances or letters of credit) maintained on a daily mark-to-market basis in an amount at least equal at all times to the market value of the securities lent. If the Company enters into a securities lending arrangement, the Adviser, as part of its responsibilities under the Advisory Agreement, will invest the Company's cash collateral in accordance with the Company's investment objectives and strategies. The Company will pay the borrower of the securities a fee based on the amount of the cash collateral posted in connection with the securities lending program. The borrower will pay to the Company, as the lender, an amount equal to any dividends or interest received on the securities lent.

The Company may invest the cash collateral received only in accordance with its investment objectives, subject to the Company's agreement with the borrower of the securities. In the case of cash collateral, the Company expects to pay a rebate to the borrower. The reinvestment of cash collateral will result in a form of effective leverage for the Company.

Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Company, as the lender, will retain the right to call the loans and obtain the return of the securities loaned at any time on reasonable notice, and it will do so in order that the securities may be voted by the Company if the holders of such securities are asked to vote upon or consent to matters materially affecting the investment. The Company may also call such loans in order to sell the securities involved. When engaged in securities lending, the Company's performance will continue to reflect changes in the value of the securities loaned and will also reflect the receipt of interest through investment of cash collateral by the Company in permissible investments.

We may from time to time enter into credit default swaps or other derivative transactions which expose us to certain risks, including credit risk, market risk, liquidity risk and other risks similar to those associated with the use of leverage.

We may from time to time enter into credit default swaps or other derivative transactions that seek to modify or replace the investment performance of a particular reference security or other asset. These transactions are typically individually negotiated, non-standardized agreements between two parties to exchange payments, with payments generally calculated by reference to a notional amount or quantity. Swap contracts and similar derivative contracts are not traded on exchanges; rather, banks and dealers act as principals in these markets. These investments may present risks in excess of those resulting from the referenced security or other asset. Because these transactions are not an acquisition of the referenced security or other asset itself, the investor has no right directly to enforce compliance with the terms of the referenced security or other asset and has no voting or other consensual rights of ownership with respect to the referenced security or other asset. In the event of insolvency of a counterparty, we will be treated as a general creditor of the counterparty and will have no claim of title with respect to the referenced security or other asset.

A credit default swap is a contract in which one party buys or sells protection against a credit event with respect to an issuer, such as an issuer's failure to make timely payments of interest or principal on its debt obligations, bankruptcy or restructuring during a specified period. Generally, if we sell credit protection using a credit default swap, we will receive fixed payments from the swap counterparty and if a credit event occurs with respect to the applicable issuer, we will pay the swap counterparty par for the issuer's defaulted debt securities and the swap counterparty will deliver the defaulted debt securities to us. Generally, if we buy credit protection using a credit default swap, we will make fixed payments to the counterparty and if a credit event occurs with respect to the applicable issuer, we will deliver the issuer's defaulted securities underlying the swap to the swap counterparty and the counterparty will pay us par for the defaulted securities. Alternatively, a credit default swap may be cash settled and the buyer of protection would receive the difference between the par value and the market value of the issuer's defaulted debt securities from the seller of protection.

Credit default swaps are subject to the credit risk of the underlying issuer. If we are selling credit protection, there is a risk that we will not properly assess the risk of the underlying issuer, a credit event will occur and we will have to pay the counterparty. If we are buying credit protection, there is a risk that we will not properly assess the risk of the underlying issuer, no credit event will occur and we will receive no benefit for the premium paid.

A derivative transaction is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty. In some cases, we may post collateral to secure our obligations to the counterparty, and we may be required to post additional collateral upon the occurrence of certain events such as a decrease in the value of the reference security or other asset. In some cases, the counterparty may not collateralize any of its obligations to us. Derivative investments effectively add leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. In addition to the risks described above, such arrangements are subject to risks similar to those associated with the use of leverage. See "*Risk Factors—Risks Related to Debt Financing*".

We may acquire various financial instruments for purposes of "hedging" or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our shareholders.

We may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act. These financial instruments may be purchased on exchanges or may be individually negotiated and traded in over-the-counter markets. Use of such financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase our losses. Further, hedging transactions may reduce cash available to pay distributions to our shareholders.

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity. This risk will be more acute when interest rates decrease, as we may be unable to reinvest at rates as favorable as when we made our initial investment.

Technological innovations and industry disruptions may negatively impact us.

Current trends in the market generally have been toward disrupting a traditional approach to an industry with technological innovation, and multiple young companies have been successful where this trend toward disruption in markets and market practices has been critical to their success. In this period of rapid technological and commercial innovation, new businesses and approaches may be created that will compete with the Company and/or its investments or alter the market practices the Company's strategy has been designed to function within and depend on for investment returns. Any of these new approaches could damage the Company's investments, significantly disrupt the market in which it operates and subject it to increased competition, which could materially and adversely affect its business, financial condition and results of investments.

Syndication of Co-Investments.

From time to time, the Company may make an investment with the expectation of offering a portion of its interests therein as a co-investment opportunity to third-party investors. There can be no assurance that the Company will be successful in syndicating any such co-investment, in whole or in part, that the closing of such co-investment will be consummated in a timely manner, that any syndication will take place on terms and conditions that will be preferable for the Company or that expenses incurred by the Company with respect to any such syndication will not be substantial. In the event that the Company is not successful in syndicating any such co-investment, in whole or in part, the Company may consequently hold a greater concentration and have more exposure in the related investment than initially was intended, which could make the Company more susceptible to fluctuations in value resulting from adverse economic and/or business conditions with respect thereto. Moreover, an investment by the Company that is not syndicated to co-investors as originally anticipated could significantly reduce the Company's overall investment returns.

To the extent we invest in middle market companies, investments in middle market companies involves a number of significant risks, any one of which could have a material adverse effect on our operating results.

Investments in middle market companies involve the same risks that apply generally to investments in larger, more established companies. However, such investments have more pronounced risks in that middle market companies:

- may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing on any guarantees we may have obtained in connection with our investment;

- have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tends to render them more vulnerable to competitors' actions and changing market conditions, as well as general economic downturns;

- are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

- generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, Trustees and members of the Adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and

- may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

Risks Related to the Adviser and Its Affiliates; Conflicts of Interest

The Adviser and its affiliates, including our officers and some of our Trustees, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

The Adviser and its affiliates receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. We pay to the Adviser an incentive fee that is based on the performance of our portfolio and an annual base management fee that is based on the value of our net assets as of the beginning of the first calendar day of the applicable month. Because the incentive fee is based on the performance of our portfolio, the Adviser may be incentivized to make investments on our behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee is determined may also encourage the Adviser to use leverage to increase the return on our investments. Our compensation arrangements could therefore result in our making riskier or more speculative investments than would otherwise be the case. This could result in higher investment losses, particularly during cyclical economic downturns. See "Certain Relationships and Related Party Transactions, and Director Independence".

We may be obligated to pay the Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

Our Advisory Agreement entitles the Adviser to receive Pre-Incentive Fee Net Investment Income Returns regardless of any capital losses. In such case, we may be required to pay the Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

In addition, any Pre-Incentive Fee Net Investment Income Returns may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. The Adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.

There may be conflicts of interest related to obligations that the Adviser's senior management and Investment Team have to other clients.

The members of the senior management and Investment Team of the Adviser serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our shareholders. Our investment objective may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. In particular, we will rely on the Adviser to manage our day-to-day activities and to implement our investment strategy. The Adviser and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities that are unrelated to us. As a result of these activities, the Adviser, its officers and employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including the management of its affiliated equipment funds. The Adviser and its officers and employees will devote only as much of its or their time to our business as the Adviser and its officers and employees, in their judgment, determine is reasonably required, which may be substantially less than their full time.

We rely, in part, on the Adviser to assist with identifying investment opportunities and making investment recommendations to the Adviser. The Adviser and its affiliates are not restricted from forming additional investment funds, entering into other investment advisory relationships or engaging in other business activities. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of the Adviser, its affiliates and their officers and employees will not be devoted exclusively to our business, but will be allocated between us and such other business activities of the Adviser and its affiliates in a manner that the Adviser deems necessary and appropriate. See "Certain Relationships and Related Party Transactions, and Director Independence".

The time and resources that individuals employed by the Adviser devote to us may be diverted and we may face additional competition due to the fact that individuals employed by the Adviser are not prohibited from raising money for or managing other entities that make the same types of investments that we target.

The Adviser and individuals employed by the Adviser are generally not prohibited from raising capital for and managing other investment entities that make the same types of investments as those we target. As a result, the time and resources that these individuals may devote to us may be diverted. In addition, we may compete with any such investment entity for the same investors and investment opportunities. We may participate in certain transactions originated by the Adviser or its affiliates under our exemptive relief from the SEC that allows us to engage in co-investment transactions with the Adviser and its affiliates, subject to certain terms and conditions. However, while the terms of the exemptive relief require that the Adviser will be given the opportunity to cause us to participate in certain transactions originated by affiliates of the Adviser, the Adviser may determine that we not participate in those transactions and for certain other transactions (as set forth in guidelines approved by the Board) the Adviser may not have the opportunity to cause us to participate. Affiliates of the Adviser, whose primary business includes the origination of investments or investing in non-originated assets, engage in investment advisory business with accounts that compete with us. See "Certain Relationships and Related Party Transactions, and Director Independence."

Our shares may be purchased by the Adviser or its affiliates.

Affiliates of the Adviser have purchased and the Adviser and its affiliates in the future expect to purchase our shares. The Adviser and its affiliates will not acquire any shares with the intention to resell or re-distribute such shares. The purchase of shares by the Adviser and its affiliates could create certain risks, including, but not limited to, the following:

- the Adviser and its affiliates may have an interest in disposing of our assets at an earlier date so as to recover their investment in our shares; and

- substantial purchases of shares by the Adviser and its affiliates may limit the Adviser's ability to fulfill any financial obligations that it may have to us or incurred on our behalf.

The Adviser relies on key personnel, the loss of any of whom could impair its ability to successfully manage us.

Our future success depends, to a significant extent, on the continued services of the officers and employees of the Adviser or its affiliates. The loss of services of one or more members of the Adviser's management team, including members of Apollo's investment committee (the "**Investment Committee**"), could adversely affect our financial condition, business and results of operations. The Adviser does not have an employment agreement with any of these key personnel and we cannot guarantee that all, or any particular one, will remain affiliated with us and/or the Adviser. Further, we do not intend to separately maintain key person life insurance on any of these individuals.

The compensation we pay to the Adviser will be determined without independent assessment on our behalf, and these terms may be less advantageous to us than if such terms had been the subject of arm's-length negotiations.

The Advisory Agreement will not be entered into on an arm's-length basis with an unaffiliated third party. As a result, the form and amount of compensation we pay the Adviser may be less favorable to us than they might have been had an advisory agreement been entered into through arm's-length transactions with an unaffiliated third party.

The Intermediary Manager's influence on this offer gives it the ability to increase the fees payable to the Adviser.

The Adviser is paid a base management fee calculated as a percentage of our net assets and unrelated to net income or any other performance base or measure. The Intermediary Manager, an affiliate of the Adviser, will be incentivized to raise more proceeds in our offering to increase our net assets, even if it would be difficult for us to efficiently deploy additional capital, which in turn would increase the base management fee payable to the Adviser.

Because the Intermediary Manager is an affiliate of Apollo, you will not have the benefit of an independent review of the Company's prospectus customarily performed in underwritten offerings.

The Intermediary Manager is an affiliate of Apollo and will not make an independent review of us or the Company's offering. Accordingly, you will have to rely on your own broker to make an independent review of the terms of our offering. If your broker does not conduct such a review, you will not have the benefit of an independent review of the terms of our offering. Further, the due diligence investigation of us by the Intermediary Manager cannot be considered to be an independent review and, therefore, may not be as meaningful as a review conducted by an unaffiliated broker-dealer or investment banker. You will not have the benefit of an independent review and investigation of our offering of the type normally performed by an unaffiliated, independent underwriter in an underwritten public securities offering. In addition, we do not, and do not expect to, have research analysts reviewing our performance or our securities on an ongoing basis. Therefore, you will not have an independent review of our performance and the value of our Common Shares relative to publicly traded companies.

Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in Qualifying Assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in Qualifying Assets could result in our failure to maintain our status as a BDC.

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in section 55(a) of the 1940 Act described as "qualifying" assets, ("**Qualifying Assets**") unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are Qualifying Assets. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not Qualifying Assets. Conversely, if we fail to invest a sufficient portion of our assets in Qualifying Assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a BDC would reduce our operating flexibility.

If we do not remain a BDC, we might be regulated as a registered closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

As a result of the annual distribution requirement to qualify as a RIC, we may need to periodically access the capital markets to raise cash to fund new investments. We may issue "senior securities," as defined under the 1940 Act, including borrowing money from banks or other financial institutions only in amounts such that our asset coverage meets the threshold set forth in the 1940 Act immediately after each such issuance. The 1940 Act currently requires an asset coverage of at least 150% (i.e., the amount of debt may not exceed two-thirds of the value of our assets). Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to continuously issue equity at a rate more frequent than our privately-owned competitors, which may lead to greater shareholder dilution.

We expect to borrow for investment purposes. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from paying distributions and could prevent us from qualifying as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

Under the 1940 Act, we generally are prohibited from issuing or selling our shares at a price per share, after deducting selling commissions, that is below our NAV per share, which may be a disadvantage as compared with other public companies. We may, however, sell our shares, or warrants, options or rights to acquire our shares, at a price below the current NAV of our shares if our Board, including our independent Trustees, determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders, as well as those shareholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board, closely approximates the fair value of such securities.

We are uncertain of our sources for funding our future capital needs; if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of shares will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as base management fees, incentive fees and other expenses. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to create and maintain a broad portfolio of investments and achieve our investment objective, which may negatively impact our results of operations and reduce our ability to make distributions to our shareholders.

We are a diversified investment company within the meaning of the 1940 Act, and therefore we are limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a diversified investment company within the meaning of the 1940 Act, which means that we are limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Under the 1940 Act, a "diversified" investment company is required to invest at least 75% of the value of its total assets in cash and cash items, government securities, securities of other investment companies and other securities limited in respect of any one issuer to an amount not greater than 5% of the value of the total assets of such company and no more than 10% of the outstanding voting securities of such issuer. As a diversified investment company, we are subject to this requirement. We will also be subject to the diversification requirements applicable to RICs under Subchapter M of the Code.

Risks Related to Debt Financing

When we borrow money, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available for distribution to our shareholders and result in losses.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for loss on invested equity capital. The use of leverage involves increased risk, including increased variability of the Company's net income, distributions and NAV in relation to market changes. If the value of our assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to our shareholders. In addition, our shareholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management or incentive fees payable to the Adviser.

We use and expect to continue to use leverage to finance our investments. The amount of leverage that we employ will depend on the Adviser's and our Board's assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that leveraged financing will be available to us on favorable terms or at all. However, to the extent that we use leverage to finance our assets, our financing costs will reduce cash available for distributions to shareholders. Moreover, we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred shares that we may issue in the future, of at least 150%. If this ratio were to fall below 150%, we could not incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations and investment activities. Moreover, our ability to make distributions to you may be significantly restricted or we may not be able to make any such distributions whatsoever. The amount of leverage that we will employ will be subject to oversight by our Board, a majority of whom are independent Trustees with no material interests in such transactions.

Although borrowings by the Company have the potential to enhance overall returns that exceed the Company's cost of funds, they will further diminish returns (or increase losses on capital) to the extent overall returns are less than the Company's cost of funds. In addition, borrowings by the Company may be secured by the shareholders' investments as well as by the Company's assets and the documentation relating to such borrowing may provide that during the continuance of a default under such borrowing, the interests of the investors may be subordinated to such borrowing.

Our credit facilities and unsecured notes impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a regulated investment company. A failure to renew our facilities or to add new or replacement debt facilities or issue additional debt securities or other evidences of indebtedness could have a material adverse effect on our business, financial condition or results of operations.

The following table illustrates the effect of leverage on returns from an investment in our shares assuming various annual returns on our portfolio, net of expenses. The calculations in the table below are hypothetical, and actual returns may be higher or lower than those appearing in the table below.

Assumed Return on Portfolio (Net of Expenses)[1]	-10%	-5%	0%	5%	10%
Corresponding Return to Common Shareholders[2]	-22%	-13%	-4%	4%	13%

(1)   The assumed portfolio return is required by SEC regulations and is not a prediction of, and does not represent, our projected or actual performance. Actual returns may be greater or less than those appearing in the table. Pursuant to SEC regulations, this table is calculated as of December 31, 2025 As a result, it has not been updated to take into account any changes in assets or leverage since December 31, 2025.

(2)   In order to compute the "Corresponding Return to Common Shareholders," the "Assumed Return on Portfolio" is multiplied by the total value of our assets at December 31, 2025 to obtain an assumed return to us. From this amount, the interest expense (calculated by multiplying the weighted average interest rate of 6.94% by the approximately $6.7 billion of average principal debt outstanding, excluding deferred financing costs and revaluation of unsecured issuances due to interest rate swap valuation changes) is subtracted to determine the return available to shareholders. The return available to shareholders is then divided by the total value of our net assets as of December 31, 2025 to determine the "Corresponding Return to Common Shareholders."

We may default under our credit facilities.

In the event we default under a credit facility or other borrowings, our business could be adversely affected as we may be forced to sell a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support working capital requirements under such borrowing facility, any of which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under such borrowing facility could assume control of the disposition of any or all of our assets which constitute collateral, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Provisions in a credit facility may limit our investment discretion.

A credit facility may be backed by all or a portion of our loans and securities on which the lenders will have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests we grant will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for our securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If we were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, any security interests and/or negative covenants required by a credit facility may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under a credit facility were to decrease, we may be required to secure additional assets in an amount sufficient to cure any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under a credit facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to make distributions.

In addition, we may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests an investment ratings, as well as regulatory restrictions on leverage which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition. This could reduce our liquidity and cash flow and impair our ability to grow our business.

We may form one or more CLOs, which may subject us to certain structured financing risks.

To finance investments, we may securitize certain of our secured loans or other investments, including through the formation of one or more CLOs, while retaining all or most of the exposure to the performance of these investments. This would involve contributing a pool of assets to a special purpose entity, and selling debt interests in such entity on a non-recourse or limited-recourse basis to purchasers. It is possible that an interest in any such CLO held by us may be considered a "non-qualifying" portfolio investment for purposes of the 1940 Act.

If we create a CLO, we will depend in part on distributions from the CLO's assets out of its earnings and cash flows to enable us to make distributions to shareholders. The ability of a CLO to make distributions will be subject to various limitations, including the terms and covenants of the debt it issues. Also, a CLO may take actions that delay distributions in order to preserve ratings and to keep the cost of present and future financings lower or the CLO may be obligated to retain cash or other assets to satisfy over-collateralization requirements commonly provided for holders of the CLO's debt, which could impact our ability to receive distributions from the CLO. If we do not receive cash flow from any such CLO that is necessary to satisfy the annual distribution requirement for maintaining RIC status, and we are unable to obtain cash from other sources necessary to satisfy this requirement, we may not maintain our qualification as a RIC, which would have a material adverse effect on an investment in the shares. Please see *"Risk Factors—Federal Income Tax Risks — We will be subject to corporate-level income tax if we are unable to maintain RIC tax treatment under Subchapter M of the Code or satisfy RIC distribution requirements"* for more information on the material adverse effects that could result if we lost our qualification as a RIC.

In addition, a decline in the credit quality of loans in a CLO due to poor operating results of the relevant borrower, declines in the value of loan collateral or increases in defaults, among other things, may force a CLO to sell certain assets at a loss, reducing their earnings and, in turn, cash potentially available for distribution to us for distribution to shareholders. To the extent that any losses are incurred by the CLO in respect of any collateral, such losses will be borne first by us as owner of equity interests in the CLO.

The manager for a CLO that we create may be the Company, the Adviser or an affiliate, and such manager may be entitled to receive compensation for structuring and/or management services. To the extent the Adviser or an affiliate other than the Company serves as manager and the Company is obligated to compensate the Adviser or the affiliate for such services, we, the Adviser or the affiliate will implement offsetting arrangements to assure that we, and indirectly, our shareholders, pay no additional management fees to the Adviser or the affiliate in connection therewith. To the extent we serve as manager, we will waive any right to receive fees for such services from the Company (and indirectly its shareholders) or any affiliate.

Federal Income Tax Risks

We will be subject to corporate-level income tax if we are unable to maintain RIC tax treatment under Subchapter M of the Code or satisfy RIC distribution requirements.

To maintain RIC tax treatment under Subchapter M of the Code, we must, among other things, meet annual distribution, income source and asset diversification requirements. If we do not qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discount and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax.

We may be impacted by loan origination regulation.

The Company intends to engage in originating, lending and/or servicing loans, and may therefore be subject to state and federal regulation, borrower disclosure requirements, limits on fees and interest rates on some loans, state lender licensing requirements and other regulatory requirements in the conduct of its business as they pertain to such transactions. The Company may also be subject to consumer disclosures and substantive requirements on consumer loan terms and other federal regulatory requirements applicable to consumer lending that are administered by the Consumer Financial Protection Bureau and other applicable regulatory authorities. These state and federal regulatory programs are designed to protect borrowers.

Some of our investments may be subject to corporate-level income tax.

We may invest in certain debt and equity investments through taxable subsidiaries and the taxable income of these taxable subsidiaries will be subject to federal and state corporate income taxes. We may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding and value added taxes).

Our portfolio investments may present special tax issues.

The Company expects to invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Company. U.S. federal income tax rules are not entirely clear about issues such as when the Company may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Company, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.

Legislative or regulatory tax changes could adversely affect investors.

At any time, the federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Any of those new laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of us or our shareholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in our shares or the value or the resale potential of our investments.

Risks Related to an Investment in the Shares

We may have difficulty sourcing investment opportunities.

We cannot assure investors that we will be able to locate a sufficient number of suitable investment opportunities to allow us to deploy all investments successfully. In addition, privately-negotiated investments in loans and illiquid securities of large private U.S. borrowers require substantial due diligence and structuring, and we cannot assure investors that we will achieve our anticipated investment pace. As a result, investors will be unable to evaluate any future portfolio company investments prior to purchasing our shares. Additionally, our Adviser will select our investments subsequent to our offering, and our shareholders will have no input with respect to such investment decisions. These factors increase the uncertainty, and thus the risk, of investing in our shares. To the extent we are unable to deploy all investments, our investment income and, in turn, our results of operations, will likely be materially adversely affected.

We may have difficulty paying distributions and the tax character of any distributions is uncertain.

We generally intend to distribute substantially all of our available earnings annually by paying distributions on a monthly basis, as determined by the Board in its discretion. We cannot assure investors that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in this Annual Report. Due to the asset coverage test applicable to us under the 1940 Act as a BDC, we may be limited in our ability to make distributions. In addition, if we enter into a credit facility or any other borrowing facility, for so long as such facility is outstanding, we anticipate that we may be required by its terms to use all payments of interest and principal that we receive from our current investments as well as any proceeds received from the sale of our current investments to repay amounts outstanding thereunder, which could adversely affect our ability to make distributions.

Furthermore, the tax treatment and characterization of our distributions may vary significantly from time to time due to the nature of our investments. The ultimate tax characterization of our distributions made during a taxable year may not finally be determined until after the end of that taxable year. We may make distributions during a taxable year that exceed our investment company taxable income and net capital gains for that taxable year. In such a situation, the amount by which our total distributions exceed investment company taxable income and net capital gains generally would be treated as a return of capital up to the amount of a shareholder's tax basis in the shares, with any amounts exceeding such tax basis treated as a gain from the sale or exchange of such shares. A return of capital generally is a return of a shareholder's investment rather than a return of earnings or gains derived from our investment activities. Moreover, we may pay all or a substantial portion of our distributions from borrowings or sources other than cash flow from operations in anticipation of future cash flow, which could constitute a return of shareholders' capital and will lower such shareholders' tax basis in our shares, which may result in increased tax liability to shareholders when they sell such shares.

An investment in our shares will have limited liquidity.

Our shares constitute illiquid investments for which there is not, and will likely not be, a secondary market at any time prior to a public offering and listing of our shares on a national securities exchange. There can be no guarantee that we will conduct a public offering and list our shares on a national securities exchange. Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company. Except in limited circumstances for legal or regulatory purposes, shareholders are not entitled to redeem their shares. Shareholders must be prepared to bear the economic risk of an investment in our shares for an extended period of time.

Certain investors will be subject to 1934 Act filing requirements.

Because our Common Shares will be registered under the 1934 Act, ownership information for any person who beneficially owns 5% or more of our Common Shares will have to be disclosed in a Schedule 13G or other filings with the SEC. Beneficial ownership for these purposes is determined in accordance with the rules of the SEC, and includes having voting or investment power over the securities. In some circumstances, our shareholders who choose to reinvest their dividends may see their percentage stake in the Company increased to more than 5%, thus triggering this filing requirement. Each shareholder is responsible for determining their filing obligations and preparing the filings. In addition, our shareholders who hold more than 10% of a class of our shares may be subject to Section 16(b) of the 1934 Act, which recaptures for the benefit of the Company profits from the purchase and sale of registered stock (and securities convertible or exchangeable into such registered stock) within a six-month period.

Special considerations for certain benefit plan investors.

We intend to conduct our affairs so that our assets should not be deemed to constitute "plan assets" under the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") and the Plan Asset Regulations. In this regard, until such time as all classes of our Common Shares are considered "publicly-offered securities" within the meaning of the Plan Asset Regulations, we intend to limit investment in each class of our Common Shares by "benefit plan investors" to less than 25% of the total value of each class of our Common Shares (within the meaning of the Plan Asset Regulations). If, notwithstanding our intent, the assets of the Company were deemed to be "plan assets" of any shareholder that is a "benefit plan investor" under the Plan Asset Regulations, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Company, and (ii) the possibility that certain transactions in which the Company might seek to engage could constitute "prohibited transactions" under ERISA and the Code. If a prohibited transaction occurs for which no exemption is available, the Adviser and/or any other fiduciary that has engaged in the prohibited transaction could be required to (i) restore to the "benefit plan investor" any profit realized on the transaction and (ii) reimburse the Covered Plan for any losses suffered by the "benefit plan investor" as a result of the investment. In addition, each disqualified person (within the meaning of Section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100%. The fiduciary of a "benefit plan investor" who decides to invest in the Company could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in the Company or as co-fiduciaries for actions taken by or on behalf of the Company or the Adviser. With respect to a "benefit plan investor" that is an individual retirement account (an "**IRA**") that invests in the Company, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, would cause the IRA to lose its tax-exempt status.

Until such time as all the classes of our Common Shares constitute "publicly traded securities" within the meaning of the Plan Asset Regulations, we have the power to (a) exclude any shareholder or potential shareholder from purchasing our Common Shares; (b) prohibit any redemption of our Common Shares; and (c) redeem some or all Common Shares held by any holder if, and to the extent that, our Board determines that there is a substantial likelihood that such holder's purchase, ownership or redemption of Common Shares would result in our assets to be characterized as "plan assets," for purposes of the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code, and all Common Shares of the Company shall be subject to such terms and conditions.

Prospective investors should carefully review any restrictions on share ownership and should consult with their own advisors as to the consequences of making an investment in the Company.

No shareholder approval is required for certain mergers.

The Independent Trustees may undertake to approve mergers between us and certain other funds or vehicles. Subject to the requirements of the 1940 Act, such mergers will not require shareholder approval so you will not be given an opportunity to vote on these matters unless such mergers are reasonably anticipated to result in a material dilution of the NAV per share of the Company. These mergers may involve funds managed by affiliates of Apollo. The Independent Trustees may also convert the form and/or jurisdiction of organization, including to take advantage of laws that are more favorable to maintaining board control in the face of dissident shareholders.

Shareholders may experience dilution.

All distributions declared in cash payable to shareholders that are participants in our distribution reinvestment plan will generally be automatically reinvested in our Common Shares. As a result, shareholders that do not participate in our distribution reinvestment plan may experience dilution over time.

Holders of our Common Shares will not have preemptive rights to any shares we issue in the future. Our charter allows us to issue an unlimited number of Common Shares. After you purchase Common Shares in our offering, our Board may elect, without shareholder approval, to:

    i.   sell additional shares in this or future public offerings;

    ii.   issue Common Shares or interests in any of our subsidiaries in private offerings;

    iii.   issue Common Shares upon the exercise of the options we may grant to our independent trustees or future employees; or

    iv.   subject to applicable law, issue Common Shares in payment of an outstanding obligation to pay fees for services rendered to us.

To the extent we issue additional Common Shares after your purchase in our offering, your percentage ownership interest in us will be diluted. Because of these and other reasons, our shareholders may experience substantial dilution in their percentage ownership of our shares or their interests in the underlying assets held by our subsidiaries.

Investing in our shares involves a high degree of risk and is highly speculative.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our shares may not be suitable for someone with lower risk tolerance.

The NAV of our shares may fluctuate significantly.

The NAV and liquidity, if any, of the market for our shares may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

- changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

- changes in law, regulatory policies or tax guidelines, or interpretations thereof, particularly with respect to RICs or BDCs;

- loss of RIC or BDC status;

- changes in earnings or variations in operating results;

- changes in the value of our portfolio of investments;

- changes in accounting guidelines governing valuation of our investments;

- any shortfall in revenue or net income or any increase in losses from levels expected by investors;

- departure of either of our adviser or certain of its respective key personnel;

- uncertainty surrounding the strength of the U.S. economic recovery;

- uncertainty between the U.S. and other countries with respect to trade policies, treaties and tariffs;

- significant volatility in the market price and trading volume of companies in the sector in which we operate, which are not necessarily related to the operating performance of these companies;

- general economic trends and other external factors; and

- loss of a major funding source.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

As an externally managed BDC, our risk management function, including cybersecurity, is governed by the cybersecurity policies and procedures of the Adviser, an indirect subsidiary of Apollo. Apollo determines and implements appropriate risk management processes and strategies as it relates to cybersecurity for us and other affiliated entities managed by Apollo, and we rely on Apollo for assessing, identifying and managing material risks to our business from cybersecurity threats.

Apollo's Board of Directors is involved in overseeing Apollo's risk management program, including with respect to cybersecurity, which is a critical component of Apollo's overall approach to enterprise risk management (**"ERM"**). Apollo's cybersecurity policies and practices are fully integrated into its ERM framework through its reporting, risk management and oversight channels and are based on recognized frameworks established by the National Institute of Standards and Technology, the International Organization for Standardization and other applicable industry standards.

As one of the critical elements of Apollo's overall ERM approach, Apollo's cybersecurity program is focused on the following key areas:

- **Governance.** As discussed further under the heading "Cybersecurity Governance," Apollo's Board of Directors has an oversight role, as a whole and also at the committee level, in overseeing management of Apollo's risks, including its cybersecurity risks. Apollo's Chief Information Security Officer (**"CISO"**) and the Chief Information Security Officer of Athene Holding Ltd. (**"AHL's CISO"**), a subsidiary of Apollo, with support from the broader Apollo Technology team, are responsible for information security strategy, policies and practices, and also receive support, as appropriate, from our executive officers and other representatives of the Adviser and its affiliates.

- **Collaborative Approach.** Apollo utilizes a cross-functional approach involving stakeholders across multiple departments, including Apollo Compliance, Legal, Technology, Operations, Risk and others, aimed at identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of potentially material cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management, in consultation with our management and our Board, as applicable, in a timely manner.

- **Technical Safeguards.** Apollo deploys technical safeguards that are designed to protect its information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved on an ongoing basis using vulnerability assessments and cybersecurity threat intelligence.

- **Incident Response and Recovery Planning.** Apollo has established and maintains incident response and recovery plans that address its response to a cybersecurity incident, and such plans are tested and evaluated on a regular basis.

- **Third-Party Risk Management.** Apollo maintains a risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of its systems, as well as the systems of third parties that could adversely impact its business and the business of its externally managed entities such as our company, in the event of a cybersecurity incident affecting those third-party systems.

- **Education and Awareness.** Apollo provides regular, mandatory training for personnel regarding cybersecurity threats to equip its personnel with effective tools to help mitigate cybersecurity threats, and to communicate its evolving information security policies, standards, processes and practices.

Apollo engages in the periodic assessment and testing of its policies and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of its cybersecurity measures. Apollo regularly engages third parties, including auditors and consultants, to perform assessments on its cybersecurity measures, including information security maturity assessments, audits and independent reviews of its information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to Apollo's risk management function, and Apollo adjusts its cybersecurity policies and practices as necessary based on the information provided by these assessments, audits and reviews.

Cybersecurity threat risks have not materially affected our company, including our business strategy, results of operations or financial condition. For further discussion of the risks we face from cybersecurity threats, including those that could materially affect us, see "*Item 1A. Risk Factors—Risks Related to Our Business and Structure - Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information, a misappropriation of funds, and/or damage to our business relationships, all of which could negatively impact our financial results.*"

Cybersecurity Governance

Apollo's Board of Directors' oversight of cybersecurity risk management is supported by the audit committee of Apollo's Board of Directors (the (**"AGM Audit Committee"**), the AAM Global Risk Committee (**"AGRC"**), the Operational Risk Forum (the **"ORF"**), the Cybersecurity Working Group and management. Apollo's Board of Directors, the AGM Audit Committee, the AGRC, the ORF and the Cyber Security Working Group receive regular updates on Apollo's information technology, cybersecurity risk profile and strategy, and risk mitigation plans from Apollo's risk management professionals, Apollo's Chief Security Officer (**"CSO"**), the CISO, the AHL CISO. other members of management and relevant management committees and working groups. The Cyber Security Working Group is chaired by the CISO and has representation from Apollo's Technology, Legal, Compliance, and ERM teams.

The group meets at least once a quarter to discuss cybersecurity and risk mitigation activities, among other topics. The CISO regularly reports to the ORF regarding cyber risk, and the ORF in turn reports to the AGRC on a quarterly basis, noting any cyber updates when necessary or appropriate. In turn, Apollo's Board of Directors and/or the AGM Audit Committee receive quarterly risk updates from risk management professionals, as well as at least annual updates on cyber risk specifically. The full Apollo Board of Directors or the AGM Audit Committee receives presentations and reports on cybersecurity risks from Apollo's CSO or CISO, as well as from AHL's CISO, at least annually.

Apollo's CSO holds an undergraduate degree in Management Information Systems and Business Administration, which he received magna cum laude. He has over 25 years of cyber-related experience, having served in various roles in technology and cybersecurity, including as Head of IT Risk Management, Executive Director of IT & Risk Compliance, and Global IT Risk Evaluation Lead at large financial institutions and consulting firms. He was also previously Apollo's CISO for nearly eight years. Apollo's CISO holds a master's degree in Business Information Systems and has served in various roles in information technology and information security for over 25 years across a number of large financial institutions, including as Director, Cybersecurity and Risk.

Apollo's CISO, in coordination with the Apollo Technology and ERM teams, works collaboratively across Apollo to implement a program designed to protect its information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with its incident response and recovery plans. To facilitate the success of Apollo's cybersecurity risk management program, multidisciplinary teams throughout Apollo are deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, the CISO monitors the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time and reports such threats and incidents to Apollo's audit committee or Apollo's Board of Directors, as appropriate.

As part of the risk management oversight (including oversight of cyber risks) of the audit committee of our Board, our audit committee regularly interacts with, and receives reports from, our management, the Adviser, Apollo, and other service providers. The audit committee of our Board receives presentations and reports on cybersecurity risks from Apollo's CSO or CISO, at least annually, and they address a wide range of topics including recent developments, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to Apollo's peers and third parties. Additionally, Apollo and other service providers periodically report to management as it relates to our cybersecurity practices.

Apollo's cybersecurity incident response plan provides for proper escalation of identified cybersecurity threats and incidents, including, as appropriate, to our management. These discussions provide a mechanism for the identification of cybersecurity threats and incidents, assessment of cybersecurity risk profile or certain newly identified risks relevant to our company, the Adviser, and evaluation of the adequacy of our cybersecurity program (as coordinated through the Adviser and Apollo), including risk mitigation, compliance and controls.

Item 2. Properties

As of December 31, 2025, we did not own any real estate or other physical properties materially important to our operations. Our administrative and principal executive offices are located at 9 West 57th Street, New York, NY 10019, respectively. We believe that our office facilities are suitable and adequate for our business as it is currently conducted.

Item 3. Legal Proceedings

From time to time, we may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. Our business is also subject to extensive regulation, which may result in regulatory proceedings against us. While the outcome of any such future legal or regulatory proceedings cannot be predicted with certainty, we do not expect that any such future proceedings will have a material effect upon our financial condition or results of operations.

On March 14, 2023, certain First Lien and Second Lien holders of debt issued by Mitel filed a complaint in New York State Court captioned Ocean Trails CLO VII et al v. MLN TopCo Ltd., et al, Index No. 651327/2023, against certain other First Lien and Second Lien debt holders, including the Company, alleging, among other things, that the defendant lenders breached the terms of their lending agreements and the New York Uniform Voidable Transfer Act in connection with certain amendments to the relevant documents governing the debt. On December 5, 2023, the trial court granted defendants' motions to dismiss in part and denied them in part. The plaintiffs and defendants appealed the courts' motion to dismiss ruling to the intermediate New York State appellate court. On December 31, 2024, the intermediate New York State appellate court dismissed the entire case, including all claims against the Company. On January 30, 2025, plaintiffs filed a motion for leave to appeal the intermediate New York State appellate court's ruling to the New York Court of Appeals. That motion was held in abeyance following Mitel's filing of voluntary Chapter 11 bankruptcy petitions in the U.S. Bankruptcy Court for the Southern District of Texas. Plaintiffs and defendants memorialized settlement of the litigation in Mitel's Chapter 11 plan of reorganization and related bankruptcy documentation. The effective date for Mitel's plan of reorganization occurred on June 20, 2025. Pursuant to the settlement, the parties have submitted both (i) a stipulated request for withdrawal of the plaintiffs' motion for leave to appeal to the New York Court of Appeals and (ii) a joint request to the trial court for the clerk to enter final judgment, dismissing with prejudice all claims and crossclaims. The request for withdrawal of the plaintiffs' motion for leave to appeal has been granted and the trial court has directed the clerk to enter judgement in the case.

Management is not aware of any pending or threatened material litigation as of December 31, 2025 other than the matter disclosed above.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

There is not currently and, until an exchange listing, we do not expect there to be, a public market for our shares, nor can we give any assurance that one will develop.

Share Issuances

The offering consists of three classes of our Common Shares, Class S shares, Class D shares and Class I shares. The share classes have different ongoing shareholder servicing fees. Other than the differences in ongoing shareholder servicing fees, each class of Common Shares has the same economics and voting rights. As of March 11, 2026, there were 14,046 holders of record of our Class S Common Shares, 211 holders of record of our Class D Common Shares and 10,700 holders of record of our Class I Common Shares.

The Company determines NAV for each class of shares as of the last day of each calendar month. Share issuances related to monthly subscriptions are effective the first calendar day of each month. Shares are issued at an offering price equivalent to the most recent NAV per share available for each share class, which will be the prior calendar day NAV per share (i.e. the prior month-end NAV). The following table summarizes each month-end NAV per share for Class S shares, Class D shares and Class I shares during the year ended December 31, 2025:

| | NAV Per Share | | |
For the Month Ended	Class S	Class D	Class I
January 31, 2025	$ 24.83	$ 24.83	$ 24.83
February 28, 2025	24.77	24.77	24.77
March 31, 2025	24.65	24.65	24.65
April 30, 2025	24.58	24.58	24.58
May 31, 2025	24.64	24.64	24.64
June 30, 2025	24.60	24.60	24.60
July 31, 2025	24.63	24.63	24.63
August 31, 2025	24.55	24.55	24.55
September 30, 2025	24.52	24.52	24.52
October 31, 2025	24.48	24.48	24.48
November 30, 2025	24.44	24.44	24.44
December 31, 2025	24.40	24.40	24.40

Distributions

We have paid regular monthly distributions commencing with the first full calendar quarter after the escrow period concludes. Any distributions we make will be at the discretion of our Board, considering factors such as our earnings, cash flow, capital needs and general financial condition and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.

Our Board's discretion as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the RIC requirements. To maintain our treatment as a RIC, we generally are required to make aggregate annual distributions to our shareholders of at least 90% investment company taxable income (as defined by the Code, which generally includes net ordinary income and net short term capital gains and determined without regard to the deduction for dividends paid).

The per share amount of distributions on Class S shares, Class D shares and Class I shares generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class. Specifically, distributions on Class S shares will be lower than Class D shares, and Class D shares will be lower than Class I shares because we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to the Class S shares (compared to Class D shares and Class I shares) and we are required to pay higher ongoing shareholder servicing fees with respect to Class D shares (compared to Class I shares).

The following table presents distributions that were declared during the year ended December 31, 2025:

Record Date	Declaration Date	Payment Date	Class S Distributions		Class D Distributions		Class I Distributions	
			Per Share	Amount*	Per Share	Amount*	Per Share	Amount*
January 31, 2025	January 22, 2025	February 27, 2025	$ 0.1621	$ 13,892	$ 0.1747	$ 182	$ 0.1800	$ 57,637
January 31, 2025	December 23, 2024	February 27, 2025	0.0200	1,714	0.0200	21	0.0200	6,405 (1)
February 28, 2025	February 21, 2025	March 27, 2025	0.1638	14,739	0.1752	183	0.1800	62,318
February 28, 2025	December 23, 2024	March 27, 2025	0.0200	1,800	0.0200	21	0.0200	6,923 (1)
March 31, 2025	March 24, 2025	April 28, 2025	0.1621	15,583	0.1747	186	0.1800	66,593
March 31, 2025	December 23, 2024	April 28, 2025	0.0200	1,896	0.0200	21	0.0200	7,308 (1)
April 30, 2025	April 22, 2025	May 29, 2025	0.1628	16,289	0.1749	192	0.1800	70,701
April 30, 2025	March 24, 2025	May 29, 2025	0.0200	2,001	0.0200	22	0.0200	7,856 (1)
May 31, 2025	May 22, 2025	June 27, 2025	0.1623	16,725	0.1748	196	0.1800	74,897
May 31, 2025	March 24, 2025	June 27, 2025	0.0200	2,061	0.0200	22	0.0200	8,322 (1)
June 30, 2025	June 23, 2025	July 29, 2025	0.1628	17,424	0.1749	215	0.1800	78,164
June 30, 2025	March 24, 2025	July 29, 2025	0.0200	2,141	0.0200	25	0.0200	8,685 (1)
July 31, 2025	July 23, 2025	August 27, 2025	0.1622	17,536	0.1748	224	0.1800	78,999
July 31, 2025	June 23, 2025	August 27, 2025	0.0200	2,162	0.0200	26	0.0200	8,778 (1)
August 31, 2025	August 22, 2025	September 26, 2025	0.1622	18,072	0.1748	240	0.1800	83,177
August 31, 2025	June 23, 2025	September 26, 2025	0.0200	2,228	0.0200	28	0.0200	9,242 (1)
September 30, 2025	September 24, 2025	October 28, 2025	0.1628	18,669	0.1750	268	0.1800	86,755
September 30, 2025	June 23, 2025	October 28, 2025	0.0200	2,293	0.0200	31	0.0200	9,640 (1)
October 31, 2025	October 22, 2025	November 26, 2025	0.1623	18,764	0.1748	279	0.1800	86,939
November 30, 2025	November 24, 2025	December 29, 2025	0.1629	19,266	0.1750	283	0.1800	88,936
December 31, 2025	December 23, 2025	January 29, 2026	0.1624	19,726	0.1748	391	0.1800	91,871
			$ 2.1307	$ 224,981	$ 2.2784	$ 3,056	$ 2.3400	$ 1,000,146

* Totals may not foot due to rounding.

(1) Represents a special distribution.

Distribution and Servicing Plan

On July 22, 2021, the Board approved a distribution and servicing plan (the "**Distribution and Servicing Plan**"). On November 7, 2024, the Board approved the continuance of the Distribution and Servicing Plan. The following table shows the shareholder servicing and/or distribution fees the Company will pay the Intermediary Manager with respect to the Class S shares, Class D shares and Class I shares on an annualized basis as a percentage of the Company's NAV for such class. No shareholder servicing and/or distribution fees will be paid with respect to Class I shares. The shareholder servicing and/or distribution fees are paid monthly in arrears, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month.

Subject to FINRA and other limitations on underwriting compensation, the Company will pay a shareholder servicing and/or distribution fee equal to 0.85% per annum of the Company's net assets attributable to Class S shares as of the beginning of the first calendar day of the month and a shareholder servicing and/or distribution fee equal to 0.25% per annum of the Company's net assets attributable to Class D shares as of the beginning of the first calendar day of the month subject to FINRA and other limitations on underwriting compensation.

Classes of Beneficial Interests	Shareholder Servicing and/or Distribution Fee
Class S	0.85%
Class D	0.25%
Class I	N/A

For the year ended December 31, 2025, the Company accrued distribution and shareholder servicing fees of $22,157 attributable to Class S shares, and $32 attributable to Class D shares.

The shareholder servicing and/or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by the participating brokers may be different from and substantially less than the amount of shareholder servicing and/or distribution fees charged. The Intermediary Manager will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. All or a portion of the shareholder servicing and/or distribution fee may be used to pay for sub-transfer agency, sub-accounting and certain other administrative services that are not required to be paid pursuant to the shareholder servicing and/or distribution fees under FINRA rules. The Company also may pay for these sub-transfer agency, sub-accounting and certain other administrative services outside of the shareholder servicing and/or distribution fees and its Distribution and Servicing Plan. Because the shareholder servicing and/or distribution fees with respect to Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under the Company's distribution reinvestment plan.

Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class S shares or Class D shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive the shareholder servicing and/or distribution fee due to failure to provide these services, the Intermediary Manager will waive the shareholder servicing fee and/or distribution that broker would have otherwise been eligible to receive. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase.

Dividend Reinvestment Plan

We have adopted a distribution reinvestment plan, pursuant to which we will reinvest all cash dividends declared by the Board on behalf of our shareholders who do not elect to receive their dividends in cash as provided below. On November 11, 2025, the Board approved the continuation of the amended and restated distribution reinvestment plan of the Company (the "**Amended and Restated Distribution Reinvestment Plan**"). The Amended and Restated Distribution Reinvestment Plan amends the Company's previously effective distribution reinvestment plan to update the list of states that do not permit automatic enrollment in the distribution reinvestment plan. As a result, if the Board authorizes, and we declare, a cash dividend or other distribution, then our shareholders who have not opted out of our distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder's account to three decimal places.

No action is required on the part of a registered shareholder to have his, her or its cash dividend or other distribution reinvested in our shares, except shareholders in certain states. Shareholders can elect to "opt out" of the Company's distribution reinvestment plan in their subscription agreements (other than Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Texas, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan and must affirmatively opt in to participate in the plan). Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Texas, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional Common Shares.

If any shareholder initially elects not to participate, they may later become a participant by subsequently completing and executing an enrollment form or any distribution authorization form as may be available from the Company or the SS&C GIDS, Inc. (the "**Plan Administrator**"). Participation in the distribution reinvestment plan will begin immediately after acceptance of a participant's subscription, enrollment or authorization. Shares will be purchased under the distribution reinvestment plan as of the first calendar day of the month following the record date of the distribution.

Share Repurchase Program

At the discretion of our Board, the Company has commenced a share repurchase program in which it intends to repurchase the Company's Common Shares outstanding as of the close of the previous calendar quarter. The Board may amend or suspend the share repurchase program if in its reasonable judgment it deems such action to be in the Company's best interest and the best interest of our shareholders. As a result, share repurchases may not be available each quarter. Should the Board suspend the share repurchase program, the Board will consider whether the continued suspension of the program is in the best interests of the Company and shareholders on a quarterly basis. The Company intends to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the 1934 Act and the 1940 Act. All shares purchased by the Company pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.

Under the share repurchase plan, to the extent the Company offers to repurchase shares in any particular quarter, it is expected to repurchase shares pursuant to tender offers on or around the last business day of that quarter using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an "**Early Repurchase Deduction**"). The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Company for the benefit of remaining shareholders.

The following table further summarizes the share repurchases completed during the year ended December 31, 2025:

Repurchase Deadline Request	Number of Shares Repurchased (all classes)	Percentage of Outstanding Shares Repurchased [1]	Price Paid Per Share	Repurchase Pricing Date	Amount Repurchased (all classes) [3]	Maximum number of shares that may yet be purchased under the repurchase plan [2]
March 17, 2025	5,282,627	1.38%	$ 24.65	March 31, 2025	$ 130,147	13,919,523
June 16, 2025	8,418,605	1.83%	$ 24.60	June 30, 2025	$ 207,118	14,645,892
September 15, 2025	16,284,065	3.05%	$ 24.52	September 30, 2025	$ 399,191	10,420,646
December 15, 2025	28,227,216	4.85%	$ 24.40	December 31, 2025	$ 688,667	865,283

(1) Percentage is based on total shares as of the close of the previous calendar quarter.
(2) All repurchase requests were satisfied in full.
(3) Amounts shown net of Early Repurchase Deduction.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion and analysis contained in this section refers to our financial condition, results of operations and cash flows. The information contained in this section should be read in conjunction with the consolidated financial statements and notes thereto in Part II, Item 8 of this Form 10-K "Consolidated Financial Statements and Supplementary Data." This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to those described in Part I, Item 1A of this Form 10-K "Risk Factors." Our actual results could differ materially from those anticipated by such forward-looking information due to factors discussed under "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" appearing elsewhere in this Form 10-K. The year ended December 31, 2025 represents the period from January 1, 2025 to December 31, 2025.

These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about Apollo Debt Solutions BDC (the "**Company**," "**we**," "**us**" or "**our**"), our current and prospective portfolio investments, our industry, our beliefs and opinions, and our assumptions. Words such as "anticipates," "expects," "intends," "plans," "will," "may," "continue," "believes," "seeks," "estimates," "would," "could," "should," "targets," "projects," "outlook," "potential," "predicts" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:

- our future operating results;

- our business prospects and the prospects of the companies in which we may invest;

- the impact of the investments that we expect to make;

- our ability to raise sufficient capital to execute our investment strategy;

- general economic and political trends and other external factors;

- the ability of our portfolio companies to achieve their objectives;

- our current and expected financing arrangements and investments;

- changes in the general interest rate environment;

- the adequacy of our cash resources, financing sources and working capital;

- the timing and amount of cash flows, distributions and dividends, if any, from our portfolio companies;

- our contractual arrangements and relationships with third parties;

- actual and potential conflicts of interest with the Apollo Credit Management, LLC (the "**Adviser**") or any of its affiliates;

- the elevating levels of inflation, and its impact on our portfolio companies and on the industries in which we invest;

- the dependence of our future success on the general economy and its effect on the industries in which we may invest;

- our use of financial leverage;

- the ability of the Adviser to source suitable investments for us and to monitor and administer our investments;

- the ability of the Adviser or its affiliates to attract and retain highly talented professionals;

- our ability to qualify for and maintain our qualification as a regulated investment company and as a BDC;

- the impact on our business of U.S. and international financial reform legislation, rules and regulations;

- the effect of changes to tax legislation and our tax position; and

- the tax status of the enterprises in which we may invest.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this report should not be regarded as a representation by us that our plans and objectives will be achieved. These risks and uncertainties include those described or identified in the section entitled "*Item 1A. Risk Factors*" and elsewhere in this report. These forward-looking statements apply only as of the date of this report. Moreover, we assume no duty and do not undertake to update the forward-looking statements, except as required by applicable law. Because we are an investment company, the forward-looking statements and projections contained in this report are excluded from the safe harbor protection provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "**1934 Act**").

Overview

We are an externally managed, diversified closed-end management investment company that has elected to be treated as a business development company ("**BDC**") under the Investment Company Act of 1940, as amended (the "**1940 Act**"). Formed as a Delaware statutory trust on December 4, 2020, we are externally managed by the Adviser. Pursuant to the advisory agreement between us and the Adviser, as amended (the "**Advisory Agreement**"), the Adviser is responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. Our Adviser is registered as investment adviser with the SEC. Apollo Credit Management, LLC, as our Administrator (the "**Administrator**"), pursuant to the administration agreement between us and the Administrator, as amended (the "**Administration Agreement**"), provides, among other things, administrative services and facilities to us. We also have elected to be treated, and intend to qualify annually thereafter, as a regulated investment company ("**RIC**") as defined under Subchapter M of the Internal Revenue Code of 1986, as amended (the "**Code**").

Under the Advisory Agreement, we have agreed to pay the Adviser a management fee as well as an incentive fee based on our investment performance. Also, under the Administration Agreement, we have agreed to reimburse the Administrator for the allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the Administration Agreement, including, but not limited to, our allocable portion of the costs of compensation and related expenses of our chief compliance officer, chief financial officer and their respective staffs.

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. We invest primarily in private credit opportunities in directly originated assets, including loans and other debt securities, made to or issued by large private U.S. borrowers, with a strong emphasis on senior secured lending. While most of our investments will be in private U.S. companies (subject to compliance with BDC regulatory requirement to invest at least 70% of its assets in private U.S. companies), we also expect to invest from time to time in European and other non-U.S. companies. Our portfolio may also include equity interests such as common stock, preferred stock, warrants or options, which generally would be obtained as part of providing a broader financing solution. Under normal circumstances, we will invest directly or indirectly at least 80% of our total assets (net assets plus borrowings for investment purposes) in debt instruments of varying maturities.

Most of the debt instruments we invest in are unrated or rated below investment grade, which is often an indication of size, credit worthiness and speculative nature relative to the capacity of the borrower to pay interest and principal. Generally, if our unrated investments were rated, they would be rated below investment grade. These securities, which are often referred to as "junk" or "high yield", have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be difficult to value and are illiquid.

We do not intend to acquire securities issued by any investment company in excess of the limits imposed by the 1940 Act. Under these limits, except for registered money market funds, a BDC generally cannot acquire more than 3% of the voting interests of any investment company, invest more than 5% of the value of its total assets in the securities of one investment company or invest more than 10% of the value of its total assets in the securities of investment companies in the aggregate. Subject to certain exemptive rules, including Rule 12d1-4, the Company may, subject to certain conditions, invest in other investment companies in excess of such thresholds. As of the date of this Annual Report, the Company entered into a fund of funds agreement and is an "acquired fund" for purposes of Rule 12d1-4. However, we do not deem the fund of funds agreement as material given that it is not part of the Company's principal investment strategy. For so long as the Company is an "acquired fund" for purposes of Rule 12d1-4, the Company will be required to limit its investments in the securities of other investment companies and private funds to no more than 10% of its total assets, subject to certain limited exceptions permitted under Rule 12d1-4. These restrictions may limit the Company's ability to invest in other investment companies to the extent desired.

Investments

We focus primarily on loans and securities, including syndicated loans, of private U.S. companies. Our level of investment activity (both the number of investments and the size of each investment) can and will vary substantially from period to period depending on many factors, including the amount of debt and equity capital available to private companies, the level of merger and acquisition activity for such companies, the general economic environment, trading prices of loans and other securities and the competitive environment for the types of investments we make.

Revenues

We generate revenues in the form of interest income on debt investments, capital gains, and dividend income from our equity investments in our portfolio companies. Our senior and subordinated debt investments are expected to bear interest at a fixed or floating rate. Interest on debt securities is generally payable quarterly or semiannually. In some cases, some of our investments may provide for deferred interest payments or paid-in-kind ("**PIK**") interest. The principal amount of the debt securities and any accrued but unpaid PIK interest generally will become due at the maturity date. In addition, we may generate revenue in the form of commitment and other fees in connection with transactions. Original issue discounts and market discounts or premiums are capitalized, and we accrete or amortize such amounts as interest income. We record prepayment premiums on loans and debt securities as interest income. Dividend income, if any, is recognized on an accrual basis to the extent that we expect to collect such amounts.

Expenses

Except as specifically provided below, all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory services to us, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel allocable to such services, is provided and paid for by the Adviser. We bear all other costs and expenses of our operations, administration and transactions, including, but not limited to: (a) investment advisory fees, including management fees and incentive fees, to the Adviser, pursuant to the Advisory Agreement; (b) our allocable portion of compensation, and other expenses incurred by the Adviser or Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) our chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals at the Adviser or Administrator that performs duties for us; and (iii) any internal audit group personnel of Apollo Global Management, Inc. and its consolidated subsidiaries ("**AGM**") or any of its affiliates. Excluded from the allowable reimbursement shall be: (i) rent or depreciation, utilities, capital equipment, and other administrative items of the Adviser or Administrator; and (ii) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any Controlling Person of the Adviser or Administrator. The term "Controlling Person" shall mean a person, whatever his or her title, who performs functions for the Adviser or Administrator similar to those of (i) the chairman or other member of a board of directors, (ii) executive officers or (iii) those holding 10% or more equity interest in the Adviser or Administrator, or a person having the power to direct or cause the direction of the Adviser or Administrator, whether through the ownership of voting securities, by contract or otherwise; and (c) all other expenses of our operations, administrations and transactions.

With respect to costs incurred in connection with our organization and offering and all other costs incurred prior to the time we break escrow for the offering, the Adviser has agreed to advance all such costs on our behalf. Unless the Adviser elects to cover such expenses pursuant to the Expense Support and Conditional Reimbursement Agreement (as defined below) we entered into with the Adviser, we will be obligated to reimburse the Adviser for such advanced expenses upon breaking escrow for our offering of Common Shares. See "—*Expense Support and Conditional Reimbursement Agreement.*" Any reimbursements that may be made by us in the future will not exceed actual expenses incurred by the Adviser and its affiliates.

From time to time, the Adviser, the Administrator or their affiliates may pay third-party providers of goods or services. We will reimburse the Adviser, the Administrator or such affiliates thereof for any such amounts paid on our behalf. From time to time, the Adviser or the Administrator may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by our shareholders.

Expense Support and Conditional Reimbursement Agreement

We have entered into an Expense Support Agreement with the Adviser. For additional information see "*Item 8. Consolidated Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 3. Agreements and Related Party Transactions*".

Please see "*Item 8. Consolidated Financial Statements and Supplementary Data —Notes to Consolidated Financial Statements—Note 12. Subsequent Events*" for a summary of recent developments.

Portfolio and Investment Activity

Our portfolio and investment activity as of and for the years ended December 31, 2025 and 2024 were as follows:

	Year Ended December 31,	
(in thousands)*	2025	2024
Investments made in portfolio companies	$ 17,690,542	$ 11,440,248
Investments sold	(3,574,330)	(2,924,258)
Net activity before repaid investments	$ 14,116,212	$ 8,515,990
Investments repaid	(4,434,946)	(651,635)
Net investment activity	$ 9,681,266	$ 7,864,355
Portfolio companies at beginning of period	324	180
Number of new portfolio companies	205	193
Number of exited portfolio companies	(114)	(49)
Portfolio companies at end of period	415	324
Number of investments made in existing portfolio companies	256	66

* Totals may not foot due to rounding.

Our portfolio composition and weighted average yields as of December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
Portfolio composition, at fair value:		
First lien secured debt	99.7%	99.9%
Second lien secured debt	0.0%	0.0%
Unsecured debt and other	0.3%	0.1%
Weighted average yields, at amortized cost [1]:		
First lien secured debt [2]	8.6%	9.8%
Second lien secured debt [2]	0.0%	0.0%
Unsecured debt and other [2]	6.5%	6.0%
Total portfolio [3]	8.6%	9.8%
Interest rate type, at fair value:		
Fixed rate amount	$0.7 billion	$0.4 billion
Floating rate amount	$23.7 billion	$14.2 billion
Fixed rate, as percentage of total	3.2%	2.7%
Floating rate, as percentage of total	96.8%	97.3%
Interest rate type, at amortized cost:		
Fixed rate amount	$0.7 billion	$0.4 billion
Floating rate amount	$23.6 billion	$14.2 billion
Fixed rate, as percentage of total	3.0%	2.7%
Floating rate, as percentage of total	97.0%	97.3%
Weighted average spread over reference rate of all floating rate investments	4.6%	5.1%

(1) An investor's yield may be lower than the portfolio yield due to sales loads and other expenses.

(2) Exclusive of investments on non-accrual status. As of December 31, 2025 and 2024, 0.3% and 0.2% of investments were on non-accrual status, respectively.

(3) Inclusive of all income generating investments, non-income generating investments and investments on non-accrual status.

Our Adviser monitors our portfolio companies on an ongoing basis. It monitors the financial trends of each portfolio company to determine if they are meeting their respective business plans and to assess the appropriate course of action with respect to each portfolio company. Our Adviser has several methods of evaluating and monitoring the performance and fair value of our investments, which may include the following:

- assessment of success of the portfolio company in adhering to its business plan and compliance with covenants;

- periodic and regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor, to discuss financial position, requirements and accomplishments;

- comparisons to other companies in the portfolio company's industry; and

- review of monthly or quarterly financial statements and financial projections for portfolio companies.

As part of the monitoring process, our Adviser employs an investment rating system to categorize our investments. In addition to various risk management and monitoring tools, our Adviser rates the credit risk of all investments on a scale of 1 to 5. This system is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (i.e., at the time of origination or acquisition), although it may also take into account the performance of the portfolio company's business, the collateral coverage of the investment and other relevant factors. The rating system is as follows:

Investment Rating	Description
1	Investments rated 1 involve the least amount of risk to our initial cost basis. The borrower is performing above expectations, and the trends and risk factors for this investment since origination or acquisition are generally favorable;
2	Investments rated 2 involve an acceptable level of risk that is similar to the risk at the time of origination or acquisition. The borrower is generally performing as expected and the risk factors are neutral to favorable. All investments or acquired investments in new portfolio companies are initially assessed a rating of 2;
3	Investments rated 3 involve a borrower performing below expectations and indicates that the loan's risk has increased somewhat since origination or acquisition;
4	Investments rated 4 involve a borrower performing materially below expectations and indicates that the loan's risk has increased materially since origination or acquisition. In addition to the borrower being generally out of compliance with debt covenants, loan payments may be past due (but generally not more than 120 days past due); and
5	Investments rated 5 involve a borrower performing substantially below expectations and indicates that the loan's risk has increased substantially since origination or acquisition. Most or all of the debt covenants are out of compliance and payments are substantially delinquent. Loans rated 5 are not anticipated to be repaid in full and we will reduce the fair market value of the loan to the amount we anticipate will be recovered.

The following table shows the composition of our portfolio on the 1 to 5 rating scale as of December 31, 2025 and 2024:

	December 31, 2025		December 31, 2024	
Investment Ranking	Fair Value	Percentage	Fair Value	Percentage
(in thousands)				
1	$ —	—	$ —	—
2	24,258,409	99.0%	14,433,436	99.1%
3	173,005	0.7%	96,589	0.7%
4	75,053	0.3%	—	—
5	9,161	0.0%	25,510	0.2%
Total	$ 24,515,628	100.0%	$ 14,555,535	100.0%

Results of Operations

Operating results for the years ended December 31, 2025 and 2024 were as follows (dollar amounts in millions)*:

	Year Ended December 31,			
	2025		**2024**	
Total investment income	$	1,918.6	$	1,206.4
Net expenses		(853.3)		(531.4)
Net investment income		1,065.2		675.0
Net realized gain (loss)		(159.4)		49.2
Net unrealized appreciation (depreciation)		85.4		(13.0)
Net increase (decrease) in net assets resulting from operations	$	991.2	$	711.2

* Totals may not foot due to rounding.

Net increase (decrease) in net assets resulting from operations can vary from period to period as a result of various factors, including acquisitions, the level of new investment commitments, the recognition of realized gains and losses and changes in unrealized appreciation and depreciation on the investment portfolio. Furthermore, several of the changes from one period to the next are driven by higher capital deployment and fluctuations in our investment balances. As a result, such comparisons may not provide meaningful insights.

Investment Income

Investment income, for the years ended December 31, 2025 and 2024 were as follows (dollar amounts in millions)*:

	Year Ended December 31,			
	2025		**2024**	
Interest income	$	1,848.5	$	1,154.6
PIK interest income		42.2		17.2
Dividend income		5.4		3.5
Other income		22.4		31.1
Total investment income	$	1,918.6	$	1,206.4

* Totals may not foot due to rounding.

For the year ended December 31, 2025, total investment income increased to $1.9 billion from $1.2 billion for the same period in the prior year primarily driven by our continuing deployment of capital. The size of our investment portfolio at fair value increased to $24.5 billion at December 31, 2025 from $14.6 billion at December 31, 2024. Additionally, our weighted average yield on debt and income producing investments decreased to 8.6% for the year ended December 31, 2025 from 9.8% for the year ended December 31, 2024 in the prior year. For the years ended December 31, 2025 and 2024, PIK interest income represented 2.2% and 1.4% of total investment income, respectively. We expect that investment income will vary based on a variety of factors including the pace of our originations, repayments, and changes in interest rates.

Expenses

Expenses for the years ended December 31, 2025 and 2024 were as follows (dollar amounts in millions)*:

	Year Ended December 31,			
	2025		**2024**	
Management fees	$	165.1	$	88.4
Performance-based incentive fees		154.4		99.3
Interest and other debt expenses		472.6		306.3
Offering costs		0.5		0.7
Trustees' fees		0.7		0.6
Shareholder servicing fees		22.2		12.7
Administrative service expenses		12.3		5.5
Other general and administrative expenses		25.5		17.9
Total expenses	$	853.3	$	531.4

* Totals may not foot due to rounding.

For the years ended December 31, 2025 and 2024, net expenses were $853.3 million and $531.4 million, respectively, primarily comprised of interest and other debt expenses.

Interest and other debt expenses

For the year ended December 31, 2025, interest and other debt expenses increased to $472.6 million from $306.3 million for the same period in the prior year, primarily driven by increased borrowings outstanding. The total annualized cost of debt decreased to 6.9% for the year ended December 31, 2025 from 8.2% for the same period in the prior year. Although the cost of debt decreased, the average principal debt outstanding increased to $6.7 billion for the year ended December 31, 2025 from $3.6 billion for the same period in the prior year, yielding to a higher interest expense.

Management fees

For the year ended December 31, 2025, gross management fees increased to $165.1 million from $88.4 million for the same period in the prior year, primarily due to an increase in average net assets. Our average net assets increased to $13.2 billion for the year ended December 31, 2025 from $7.1 billion for the year ended December 31, 2024. Management fees are payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month. No management fees have been waived for the years ended December 31, 2025 and 2024.

Incentive fees

For the year ended December 31, 2025, incentive fees increased to $154.4 million from $99.3 million for the same period in the prior year primarily due to our deployment of capital and increase in net investment income. No incentive fees have been waived for the years ended December 31, 2025 and 2024.

Other expenses

Total other expenses were $60.7 million for the year ended December 31, 2025, primarily comprised of $22.2 million of distribution and shareholder servicing fees paid with respect to Class S and Class D investors, $13.1 million of professional fees (including legal, rating agencies, audit, tax, valuation, technology and other professional fees related to management of the Company), and $25.4 million of general and administrative expenses (including insurance, filing, research, and fees paid to our sub-administrator and transfer agent). Total other expenses for the same period in the prior year were $36.7 million. The increase compared to the same period in the prior year was primarily driven by the increased costs attributable to servicing a growing investment portfolio, increased subscriptions to our Class S and Class D shares, and increased borrowings through the existing and/or new financing facilities.

Expense support

For the years ended December 31, 2025 and 2024, the Company did not receive expense support from the Adviser.

Income Taxes, Including Excise Taxes

We have elected to be treated as a RIC under Subchapter M of the Code, and we intend to operate in a manner so as to continue to qualify for the tax treatment applicable to RICs. To qualify for tax treatment as a RIC, we must, among other things, distribute to our shareholders in each taxable year generally at least 90% of the sum of our investment company taxable income, as defined by the Code (without regard to the deduction for dividends paid), and net tax-exempt income for that taxable year. To maintain our tax treatment as a RIC, we, among other things, intend to make the requisite distributions to our shareholders, which generally relieve us from corporate-level U.S. federal income taxes.

In addition, based on the excise tax distribution requirements, the Company is subject to a 4% nondeductible federal excise tax on certain undistributed income unless the Company distributes in a timely manner in each taxable year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of its capital gain net income (both long-term and short-term) for the one-year period ending October 31 in that calendar year and (iii) any income realized, but not distributed, in prior years. For this purpose, however, any ordinary income or capital gain net income retained by the Company that is subject to corporate income tax is considered to have been distributed.

For the years ended December 31, 2025 and 2024, the Company incurred $0 million and $2.7 million, respectively, of U.S. federal excise tax.

Net Realized Gain (Loss)

Net realized gains (losses) for the years ended December 31, 2025 and 2024 were comprised of the following (dollar amounts in millions)*:

	Year Ended December 31,			
	2025		2024	
Non-controlled/non-affiliated investments	$	27.4	$	18.6
Derivative instruments		2.8		0.8
Foreign currency forward contracts		(195.7)		50.3
Foreign currency translations		6.0		(20.5)
Net realized gains (losses)	$	(159.4)	$	49.2

* Totals may not foot due to rounding.

For the year ended December 31, 2025, we recorded total net realized losses of $159.4 million, driven by net realized losses of $195.7 million, from foreign currency forward contracts primarily attributable to fluctuations in the Euro and British Pound exchange rates. The U.S. dollar weakened against major foreign currencies during the period, with the most significant impact arising from our Euro and British Pound exposures, resulting in net realized losses on foreign currency forward contracts. Net realized losses were partially offset by net realized gains of $27.4 million, on non-controlled/non-affiliated investments primarily due to full or partial sales and/or restructuring of our debt investments, net realized gains of $6.0 million on foreign currency transactions, and net realized gains of $2.8 million on derivative instruments.

For the year ended December 31, 2024, we generated net realized gains of $49.2 million, driven by net realized gains of $18.6 million from full or partial sales and/or restructuring of our debt investments, and realized gains of $50.3 million on foreign currency forward contracts, as a result of fluctuations primarily in the Australian Dollar, Euro and British Pound exchange rates. Net realized gains on non-controlled/non-affiliated investments and foreign currency forward contracts were partially offset by net realized losses of $20.5 million from repayments of foreign borrowings, and conversion of foreign cash balances, primarily attributable to fluctuations in the British Pound exchange rates.

Net Unrealized Gain (Loss)

Net change in unrealized gains (losses) for the years ended December 31, 2025 and 2024 were comprised of the following (dollar amounts in millions)*:

	Year Ended December 31,			
	2025		2024	
Non-controlled/non-affiliated investments	$	155.0	$	(90.3)
Derivative instruments		(3.1)		11.7
Foreign currency forward contracts		(62.8)		38.6
Foreign currency translations		(3.8)		27.0
Net change in unrealized gains (losses)	$	85.4	$	(13.0)

* Totals may not foot due to rounding.

For the year ended December 31, 2025, we recorded net unrealized gains of $155.0 million on non-controlled/non-affiliated investments. The fair value of our debt investments, as a percentage of principal, declined from 100.9% as of December 31, 2024 to 100.5% as of December 31, 2025, reflecting changes in portfolio company fundamentals and broader market conditions. Despite the decrease in fair value of our debt investments, as a percentage of principal, the U.S. dollar weakened against major foreign currencies during the period, which resulted in favorable foreign currency translation movements, primarily in Euro and British Pound denominated holdings, driving the increase in the net change in unrealized gains on non-controlled/non-affiliated investments. These gains were partially offset by net change in unrealized losses of $3.1 million on derivative instruments, $62.8 million on foreign currency forward contracts, and $3.8 million on foreign currency translations, including cash fluctuations.

For the year ended December 31, 2024, we recognized gross unrealized gains on investments of $140.8 million and gross unrealized losses on investments of $231.1 million, resulting in net change in unrealized losses of $(90.3) million on investments year-to-date. The fair value of our debt investments as a percentage of principal increased from 98.0% as of December 31, 2023 to 100.9% as of December 31, 2024, driven by strong portfolio company fundamentals however, our foreign investments saw unrealized losses due to the strengthening of the U.S. dollar against the Australian Dollar, British Pound, Euro, and Korean Won.

The net change in unrealized gains (losses) include the impact of transferring unrealized appreciation (depreciation) to realized gains (losses) due to sale and paydown activity.

Interest Rate Swaps

The Company uses interest rate swaps to mitigate interest rate risk associated with the Company's fixed rate liabilities, and has designated certain interest rate swaps to be in a hedge accounting relationship. See "*Item 8. Consolidated Financial Statements and Supplementary Data— Notes to Consolidated Financial Statements— Note 2. Significant Accounting Policies*" and "*Item 8. Consolidated Financial Statements and Supplementary Data— Notes to Consolidated Financial Statements — Note 5. Derivative Instruments*" for additional disclosure regarding our accounting for derivative instruments designated in a hedge accounting relationship, and our consolidated schedule of investments for additional disclosure regarding these derivative instruments. See "*Item 8. Consolidated Financial Statements and Supplementary Data— Notes to Consolidated Financial Statements - Note 6. Debt and Foreign Currency Transactions and Translations*" for additional disclosure regarding the carrying value of our debt.

Foreign Currency Forward Contracts

The Company uses foreign currency forward contracts to reduce the Company's exposure to fluctuations in the value of foreign currencies. In a foreign currency forward contract, the Company agrees to receive or deliver a fixed quantity of one currency for another at a pre-determined price at a future date. Foreign currency forward contracts are marked-to-market at the applicable forward rate. Unrealized appreciation (depreciation) on foreign currency forward contracts are recorded within derivative assets or derivative liabilities on the Consolidated Statements of Assets and Liabilities by counterparty on a net basis, not taking into account collateral posted which is recorded separately, if applicable. Purchases and settlements of foreign currency forward contracts having the same settlement date and counterparty are generally settled net and any realized gains or losses are recognized on the settlement date. The Company does not utilize hedge accounting with respect to foreign currency forward contracts and as such, the Company recognizes its foreign currency forward contracts at fair value with changes included in the net unrealized appreciation (depreciation) on the Consolidated Statements of Operations.

Currency Swaps

The Company uses currency swaps to mitigate the value of portfolio securities denominated in particular currencies against fluctuations in relative value or to gain or reduce exposure to certain currencies. See *"Item 8. Consolidated Financial Statements and Supplementary Data— Notes to Consolidated Financial Statements— Note 2. Significant Accounting Policies"* and *"Item 8. Consolidated Financial Statements and Supplementary Data— Notes to Consolidated Financial Statements— Note 5. Derivative Instruments"* for additional disclosure regarding our accounting for derivative instruments designated in a hedge accounting relationship, and our consolidated schedule of investments for additional disclosure regarding these derivative instruments. See *"Item 8. Consolidated Financial Statements and Supplementary Data— Notes to Consolidated Financial Statements - Note 6. Debt and Foreign Currency Transactions and Translations"* for additional disclosure regarding the carrying value of our debt.

Liquidity and Capital Resources

The Company's liquidity and capital resources are generated and generally available through our continuous offering of Common Shares and debt offerings, our Senior Secured Facility (as defined in **Note 6** to the consolidated financial statements), investments in special purpose entities in which we hold and finance particular investments on a non-recourse basis, as well as from cash flows from operations, investment sales of liquid assets and repayments of senior and subordinated loans and income earned from investments.

As of December 31, 2025, we had five asset based leverage facilities, ten unsecured debt issuances, thirteen CLO Notes, and one revolving credit facility outstanding. We have and will continue to, from time to time, enter into additional credit facilities, increase the size of our existing credit facilities or issue additional debt securities, including debt securitizations and unsecured debt. Any such incurrence or issuance may be from sources within the U.S. or from various foreign geographies or jurisdictions, and may be denominated in currencies other than the U.S. Dollar. Additionally, any such incurrence or issuance would be subject to prevailing market conditions, our liquidity requirements, contractual and regulatory restrictions and other factors. In accordance with the 1940 Act, with certain limited exceptions, we are only allowed to incur borrowings, issue debt securities or issue preferred shares, if immediately after the borrowing or issuance, the ratio of total assets (less total liabilities other than indebtedness) to total indebtedness plus preferred shares, is at least 150%.

We believe that our current cash and cash equivalents on hand, our short-term investments, our available borrowing capacity under our Senior Secured Facility and our anticipated cash flows from operations will be adequate to meet our cash needs for our daily operations in the near term.

Cash Equivalents

The Company defines cash equivalents as securities that are readily convertible into known amounts of cash and near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only securities with a maturity of three months or less from the date of purchase would qualify, with limited exceptions. The Company deems that certain money market funds, U.S. Treasury bills, repurchase agreements and other high-quality, short-term debt securities would qualify as cash equivalents (see **Note 2** to the consolidated financial statements). At the end of each fiscal quarter, we consider taking proactive steps utilizing cash equivalents with the objective of enhancing our investment flexibility during the following quarter, pursuant to Section 55 of the 1940 Act. More specifically, we may purchase U.S. Treasury bills from time-to-time on the last business day of the quarter and typically close out that position on the following business day, settling the sale transaction on a net cash basis with the purchase, subsequent to quarter end. We may also utilize repurchase agreements or other balance sheet transactions, including drawing down on our Senior Secured Facility, as we deem appropriate.

Debt

See **Note 6** to the consolidated financial statements for information on the Company's debt.

The following table shows the contractual maturities of our debt obligations as of December 31, 2025:

				Payments Due by Period*					
(in millions)		Total		Less than 1 Year		1 to 3 Years		3 to 5 Years	More than 5 Years
Senior Secured Facility [1]	$	272	$	—	$	—	$	272 $	—
SPV Financing Facilities [2]		3,500		472		—		3,028	—
CLO Notes		1,586		—		—		—	1,586
Unsecured Notes		4,157		332		825		1,500	1,500
Total Debt Obligations	$	9,515	$	804	$	825 $		4,800 $	3,086

* Totals may not foot due to rounding.

(1)   As of December 31, 2025, aggregate lender commitments under the Senior Secured Facility totaled $3.2 billion of unused capacity.

(2)   As of December 31, 2025, aggregate lender commitments under the SPV Financing Facilities totaled $200.0 million of unused capacity.

The following table shows the contractual maturities of our debt obligations as of December 31, 2024:

				Payments Due by Period*					
(in millions)		Total		Less than 1 Year		1 to 3 Years		3 to 5 Years	More than 5 Years
Senior Secured Facility [1]	$	470	$	—	$	—	$	470 $	—
SPV Financing Facilities [2]		1,231		—		187		1,044	—
Class A-1 Notes		450		—		—		—	450
Unsecured Notes		2,844		62		439		1,343	1,000
Total Debt Obligations	$	4,995	$	62	$	626 $		2,857 $	1,450

* Totals may not foot due to rounding.

(1)   As of December 31, 2024, aggregate lender commitments under the Senior Secured Facility totaled $2.3 billion of unused capacity.

(2)   As of December 31, 2024, aggregate lender commitments under the SPV Financing Facilities totaled $318.7 million of unused capacity.

Net Assets

See **Note 7** to the consolidated financial statements for information on the Company's Common Shares and related capital activities.

Distributions

The following table summarizes our distributions declared and payable for the year ended December 31, 2025 (dollar amounts in thousands, except per share amounts):

Record Date	Declaration Date	Payment Date	Class S Distributions		Class D Distributions		Class I Distributions	
			Per Share	Amount*	Per Share	Amount*	Per Share	Amount*
January 31, 2025	January 22, 2025	February 27, 2025	$ 0.1621	$ 13,892	$ 0.1747	$ 182	$ 0.1800	$ 57,637
January 31, 2025	December 23, 2024	February 27, 2025	0.0200	1,714	0.0200	21	0.0200	6,405 (1)
February 28, 2025	February 21, 2025	March 27, 2025	0.1638	14,739	0.1752	183	0.1800	62,318
February 28, 2025	December 23, 2024	March 27, 2025	0.0200	1,800	0.0200	21	0.0200	6,923 (1)
March 31, 2025	March 24, 2025	April 28, 2025	0.1621	15,583	0.1747	186	0.1800	66,593
March 31, 2025	December 23, 2024	April 28, 2025	0.0200	1,896	0.0200	21	0.0200	7,308 (1)
April 30, 2025	April 22, 2025	May 29, 2025	0.1628	16,289	0.1749	192	0.1800	70,701
April 30, 2025	March 24, 2025	May 29, 2025	0.0200	2,001	0.0200	22	0.0200	7,856 (1)
May 31, 2025	May 22, 2025	June 27, 2025	0.1623	16,725	0.1748	196	0.1800	74,897
May 31, 2025	March 24, 2025	June 27, 2025	0.0200	2,061	0.0200	22	0.0200	8,322 (1)
June 30, 2025	June 23, 2025	July 29, 2025	0.1628	17,424	0.1749	215	0.1800	78,164
June 30, 2025	March 24, 2025	July 29, 2025	0.0200	2,141	0.0200	25	0.0200	8,685 (1)
July 31, 2025	July 23, 2025	August 27, 2025	0.1622	17,536	0.1748	224	0.1800	78,999
July 31, 2025	June 23, 2025	August 27, 2025	0.0200	2,162	0.0200	26	0.0200	8,778 (1)
August 31, 2025	August 22, 2025	September 26, 2025	0.1622	18,072	0.1748	240	0.1800	83,177
August 31, 2025	June 23, 2025	September 26, 2025	0.0200	2,228	0.0200	28	0.0200	9,242 (1)
September 30, 2025	September 24, 2025	October 28, 2025	0.1628	18,669	0.1750	268	0.1800	86,755
September 30, 2025	June 23, 2025	October 28, 2025	0.0200	2,293	0.0200	31	0.0200	9,640 (1)
October 31, 2025	October 22, 2025	November 26, 2025	0.1623	18,764	0.1748	279	0.1800	86,939
November 30, 2025	November 24, 2025	December 29, 2025	0.1629	19,266	0.1750	283	0.1800	88,936
December 31, 2025	December 23, 2025	January 29, 2026	0.1624	19,726	0.1748	391	0.1800	91,871
			$ 2.1307	$ 224,981	$ 2.2784	$ 3,056	$ 2.3400	$ 1,000,146

* Totals may not foot due to rounding.

(1) Represents a special distribution.

The following table presents distributions declared as of the year ended December 31, 2024 (dollar amounts in thousands, except per share amounts):

Record Date	Declaration Date	Payment Date	Class S Distributions Per Share	Amount*	Class D Distributions Per Share	Amount*	Class I Distributions Per Share	Amount*
January 31, 2024	January 23, 2024	February 28, 2024	$ 0.1622	$ 6,206	$ 0.1748	$ 69	$ 0.1800	$ 25,807
January 31, 2024	December 20, 2023	February 28, 2024	0.0200	765	0.0200	8	0.0200	2,867 (1)
February 29, 2024	February 26, 2024	March 27, 2024	0.1634	6,818	0.1751	82	0.1800	28,229
February 29, 2024	December 20, 2023	March 27, 2024	0.0200	835	0.0200	9	0.0200	3,137 (1)
March 29, 2024	March 21, 2024	April 26, 2024	0.1622	7,606	0.1748	90	0.1800	31,021
March 29, 2024	December 20, 2023	April 26, 2024	0.0200	938	0.0200	10	0.0200	3,447 (1)
April 30, 2024	April 23, 2024	May 29, 2024	0.1627	8,260	0.1749	100	0.1800	33,209
April 30, 2024	March 21, 2024	May 29, 2024	0.0200	1,015	0.0200	11	0.0200	3,690 (1)
May 31, 2024	May 22, 2024	June 27, 2024	0.1621	9,041	0.1747	108	0.1800	35,615
May 31, 2024	March 21, 2024	June 27, 2024	0.0200	1,116	0.0200	10	0.0200	3,959 (1)
June 28, 2024	June 21, 2024	July 29, 2024	0.1627	9,711	0.1749	80	0.1800	39,162
June 28, 2024	March 21, 2024	July 29, 2024	0.0200	1,193	0.0200	11	0.0200	4,350 (1)
July 31, 2024	July 22, 2024	August 27, 2024	0.1621	10,106	0.1747	100	0.1800	41,338
July 31, 2024	June 21, 2024	August 27, 2024	0.0200	1,247	0.0200	12	0.0200	4,594 (1)
August 30, 2024	August 21, 2024	September 26, 2024	0.1621	10,609	0.1747	141	0.1800	45,044
August 30, 2024	June 21, 2024	September 26, 2024	0.0200	1,311	0.0200	16	0.0200	5,003 (1)
September 30, 2024	September 20, 2024	October 29, 2024	0.1626	11,155	0.1749	148	0.1800	47,004
September 30, 2024	June 21, 2024	October 29, 2024	0.0200	1,375	0.0200	17	0.0200	5,219 (1)
October 31, 2024	October 23, 2024	November 26, 2024	0.1620	11,823	0.1747	171	0.1800	48,573
October 31, 2024	September 20, 2024	November 26, 2024	0.0200	1,460	0.0200	20	0.0200	5,398 (1)
November 29, 2024	November 21, 2024	December 27, 2024	0.1626	12,687	0.1749	174	0.1800	52,267
November 29, 2024	September 20, 2024	December 27, 2024	0.0200	1,560	0.0200	20	0.0200	5,822 (1)
December 31, 2024	December 20, 2024	January 29, 2025	0.1621	13,259	0.1747	180	0.1800	54,662
December 31, 2024	September 20, 2024	January 29, 2025	0.0200	1,634	0.0200	21	0.0200	6,076 (1)
			$ 2.1888	$ 131,731	$ 2.3378	$ 1,610	$ 2.4000	$ 535,493

* Totals may not foot due to rounding.

(1) Represents a special distribution.

The Company has adopted a distribution reinvestment plan, pursuant to which the Company will reinvest all cash dividends declared by our Board of Trustees (the "**Board**") on behalf of our shareholders who do not elect to receive their dividends in cash as provided below. As a result, if the Board authorizes, and the Company declares, a cash dividend or other distribution, then shareholders who have not opted out of our distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder's account to three decimal places.

Sources of distributions, other than net investment income and realized gains on a U.S. generally accepted accounting principles ("**GAAP**") basis, include required adjustments to U.S. GAAP net investment income in the current period to determine taxable income available for distributions. The following table reflects the sources of cash distributions on a U.S. GAAP basis that the Company has declared on its Common Shares during the year ended December 31, 2025 (dollar amounts in thousands, except per share amounts):

Source of Distribution	Class S Per Share	Amount	Class D Per Share	Amount	Class I Per Share	Amount
Net investment income	$ 1.9199	$ 194,816	$ 2.1115	$ 2,607	$ 2.1497	$ 867,805
Net realized gains	—	—	—	—	—	—
Distributions in excess of net investment income	0.2108	30,165	0.1669	449	0.1903	132,341
	$ 2.1307	$ 224,981	$ 2.2784	$ 3,056	$ 2.3400	$ 1,000,146

The following table reflects the sources of cash distributions on a U.S. GAAP basis that the Company has declared on its Common Shares during the year ended December 31, 2024 (dollar amounts in thousands, except per share amounts):

Source of Distribution	Class S Per Share	Amount	Class D Per Share	Amount	Class I Per Share	Amount
Net investment income	$ 2.1539	$ 129,631	$ 2.3029	$ 1,586	$ 2.3651	$ 527,706
Net realized gains	0.0349	2,100	0.0349	24	0.0349	7,787
Distributions in excess of net investment income	—	—	—	—	—	—
	$ 2.1888	$ 131,731	$ 2.3378	$ 1,610	$ 2.4000	$ 535,493

To maintain our RIC status, we must distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, out of the assets legally available for distribution. Although we currently intend to distribute realized net capital gains (i.e., net long-term capital gains in excess of short-term capital losses), if any, at least annually, out of the assets legally available for such distributions, we may in the future decide to retain such capital gains for investments.

We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time. In addition, due to the asset coverage test applicable to us as a BDC, we may in the future be limited in our ability to make distributions. Also, our Senior Secured Facility and SPV Financing Facilities may limit our ability to declare distributions if we default under certain provisions or fail to satisfy certain other conditions. If we do not distribute a certain percentage of our income annually, we may suffer adverse tax consequences, including possible loss of the tax benefits available to us as a RIC. In addition, in accordance with GAAP and tax regulations, we include in income certain amounts that we have not yet received in cash, such as contractual PIK, which represents contractual interest added to the loan balance that becomes due at the end of the loan term, or the accrual of original issue or market discount. Since we may recognize income before or without receiving cash representing such income, we may not be able to meet the requirement to distribute at least 90% of our investment company taxable income to obtain tax benefits as a RIC. With respect to the distributions to shareholders, income from origination, structuring, closing, commitment and other upfront fees associated with investments in portfolio companies is treated as taxable income and accordingly, distributed to shareholders.

Share Repurchase Program

At the discretion of our Board, the Company has commenced a share repurchase program in which it has the ability to repurchase the Company's Common Shares outstanding as of the close of the previous calendar quarter. The Board may amend or suspend the share repurchase program if in its reasonable judgment it deems such action to be in the Company's best interest and the best interest of our shareholders. As a result, share repurchases may not be available each quarter. Should the Board suspend the share repurchase program, the Board will consider whether the continued suspension of the program is in the best interests of the Company and shareholders on a quarterly basis. The Company intends to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the 1934 Act and the 1940 Act. All shares purchased by the Company pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.

Under the share repurchase plan, to the extent the Company offers to repurchase shares in any particular quarter, it is expected to repurchase shares pursuant to tender offers on or around the last business day of that quarter using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (the "**Early Repurchase Deduction**"). The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Company for the benefit of remaining shareholders.

The following table presents information with respect to the Company's share repurchases during the year ended December 31, 2025 (dollar amounts in thousands, except per share amounts):

Repurchase Deadline Request	Number of Shares Repurchased (all classes)	Percentage of Outstanding Shares Repurchased [1]	Price Paid Per Share	Repurchase Pricing Date	Amount Repurchased (all classes) [3]	Maximum number of shares that may yet be purchased under the repurchase plan [2]
March 17, 2025	5,282,627	1.38%	$ 24.65	March 31, 2025	$ 130,147	13,919,523
June 16, 2025	8,418,605	1.83%	$ 24.60	June 30, 2025	$ 207,118	14,645,892
September 15, 2025	16,284,065	3.05%	$ 24.52	September 30, 2025	$ 399,191	10,420,646
December 15, 2025	28,227,216	4.85%	$ 24.40	December 31, 2025	$ 688,667	865,283

(1) Percentage is based on total shares as of the close of the previous calendar quarter.
(2) All repurchase requests were satisfied in full.
(3) Amounts shown net of Early Repurchase Deduction.

The following table presents information with respect to the Company's share repurchases during the year ended December 31, 2024 (dollar amounts in thousands, except per share amounts):

Repurchase Deadline Request	Number of Shares Repurchased (all classes)	Percentage of Outstanding Shares Repurchased [1]	Price Paid Per Share	Repurchase Pricing Date	Amount Repurchased (all classes) [3]	Maximum number of shares that may yet be purchased under the repurchase plan [2]
March 15, 2024	5,079,296	3.03%	$ 24.85	March 31, 2024	$ 126,101	3,293,303
June 13, 2024	1,612,752	0.75%	$ 24.90	June 30, 2024	$ 40,110	9,120,695
September 13, 2024	2,731,316	0.99%	$ 24.94	September 30, 2024	$ 68,083	11,073,199
December 16, 2024	2,513,327	0.77%	$ 24.86	December 31, 2024	$ 62,448	13,879,590

(1) Percentage is based on total shares as of the close of the previous calendar quarter.
(2) All repurchase requests were satisfied in full.
(3) Amounts shown net of Early Repurchase Deduction.

Contractual Obligations

We have entered into the Advisory Agreement with the Adviser to provide us with investment advisory services and the Administration Agreement with the Administrator to provide us with administrative services. We have also entered into an Expense Support Agreement with the Adviser to provide us with support with respect to certain expenses and subject to reimbursement. Payments for investment advisory services under the Advisory Agreements, reimbursements under the Administration Agreement and support and reimbursements under the Expense Support Agreement are described in *"Item 8. Consolidated Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 3. Agreements and Related Party Transactions."*

We intend to establish one or more credit facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. It is anticipated that any such credit facilities will bear interest at floating rates at to-be-determined spreads over the Secured Overnight Financing Rate (**"SOFR"**) or an alternative reference rate. We cannot assure shareholders that we will be able to enter into a credit facility on favorable terms or at all. In connection with a credit facility or other borrowings, lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask to comply with positive or negative covenants that could have an effect on our operations.

Off-Balance Sheet Arrangements

Portfolio Company Commitments

Our investment portfolio contains and is expected to continue to contain debt investments which are in the form of various commitments to fund various revolving and delayed draw senior secured and subordinated loans, including commitments to issue letters of credit through a financial intermediary on behalf of certain portfolio companies. The Company provides funding when requested by portfolio companies in accordance with underlying loan agreements. As of December 31, 2025 and 2024, we had unfunded commitments, including delayed draw term loans, revolvers, bridge loan and backstop commitments, with an aggregate principal amount of $4.7 billion and $2.3 billion, respectively.

Other Commitments and Contingencies

From time to time, the Company may become a party to certain legal proceedings incidental to the normal course of its business.

On March 14, 2023, certain First Lien and Second Lien holders of debt issued by Mitel filed a complaint in New York State Court captioned Ocean Trails CLO VII et al v. MLN TopCo Ltd., et al, Index No. 651327/2023, against certain other First Lien and Second Lien debt holders, as well as the Company, alleging, among other things, that the defendant lenders breached the terms of their lending agreements and the New York Uniform Voidable Transfer Act in connection with certain amendments to the relevant documents governing the debt. On December 5, 2023, the trial court granted defendants' motions to dismiss in part and denied them in part. The plaintiffs and defendants appealed the courts' motion to dismiss ruling to the intermediate New York State appellate court. On December 31, 2024, the intermediate New York State appellate court dismissed the entire case, including all claims against the Company. On January 30, 2025, plaintiffs filed a motion for leave to appeal the intermediate New York State appellate court's ruling to the New York Court of Appeals. That motion was held in abeyance following Mitel's filing of voluntary Chapter 11 bankruptcy petitions in the U.S. Bankruptcy Court for the Southern District of Texas. Plaintiffs and defendants memorialized settlement of the litigation in Mitel's Chapter 11 plan of reorganization and related bankruptcy documentation. The effective date for Mitel's plan of reorganization occurred on June 20, 2025. Pursuant to the settlement, the parties have submitted both (i) a stipulated request for withdrawal of the plaintiffs' motion for leave to appeal to the New York Court of Appeals and (ii) a joint request to the trial court for the clerk to enter final judgment, dismissing with prejudice all claims and crossclaims. The request for withdrawal of the plaintiffs' motion for leave to appeal has been granted and the trial court has directed the clerk to enter judgement in the case.

Management is not aware of any pending or threatened material litigation as of December 31, 2025 other than the matter disclosed above.

Related-Party Transactions

We entered into a number of business relationships with affiliated or related parties, including the following:

- Advisory Agreement;

- Administration Agreement

- Intermediary Manager Agreement; and

- Expense Support and Conditional Reimbursement Agreement.

In addition to the aforementioned agreements, we, our Adviser and certain of our Adviser's affiliates have been granted exemptive relief by the SEC to co-invest with other funds managed by our Adviser or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. See *"Item 8. Consolidated Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 3. Agreements and Related Party Transactions."*

Critical Accounting Estimates

The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting policies should be read in connection with our risk factors described in *"Item 1A. Risk Factors." See "Item 8. Consolidated Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 2. Significant Accounting Policies"* of our Annual Report on Form 10-K for the year ended December 31, 2025.

Investments

Investment transactions are all recorded on a trade date basis. Investments are recognized when we assume an obligation to acquire a financial instrument and assume the risks for gains and losses related to that instrument. Investments are derecognized when we assume an obligation to sell a financial instrument and forego the risks for gains or losses related to that instrument. Investment transactions that have not yet settled as of the period-end date are reported as a receivable for investments sold and a payable for investments purchased, respectively, in the Consolidated Statements of Assets and Liabilities.

Realized gains or losses are measured by the difference between the net proceeds received and the amortized cost basis of the investment. The cost of investments is relieved using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. The net change in unrealized gains or losses primarily reflects the change in investment values, including the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period.

Pursuant to Rule 2a-5 under the 1940 Act, our Board has designated the Adviser as its "valuation designee" to perform the fair value determinations for investments held by us without readily available market quotations. The Adviser, as "valuation designee," is responsible for determining the fair value of our portfolio investments, subject to the oversight of the Board.

Investments for which market quotations are readily available are typically valued at such market quotations. In order to verify whether market quotations are deemed to represent fair value, the Adviser, looks at certain factors including the source and nature of the quotations. Market quotations may be deemed not to represent fair value in certain circumstances where the Adviser reasonably believes that facts and circumstances applicable to an issuer, a seller or purchaser or the market for a particular security causes current market quotes not to reflect the fair value of the security. Examples of these events could include cases in which material events are announced after the close of the market on which a security is primarily traded, when a security trades infrequently causing a quoted purchase or sale price to become stale or in the event of a "fire sale" by a distressed seller.

If and when market quotations are deemed not to represent fair value, we typically utilize independent third party valuation firms to assist us in determining fair value. Accordingly, such investments go through our multi-step valuation process as described below. The Adviser engages multiple independent valuation firms based on a review of each firm's expertise and relevant experience in valuing certain securities. In each case, our independent valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations for such Level 3 categorized assets.

With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Adviser undertakes a multi-step valuation process each quarter, as described below:

(1) Independent valuation firms engaged conduct independent appraisals and assessments for all the investments they have been engaged to review. If an independent valuation firm is not engaged during a particular quarter, the valuation may be conducted by the Adviser;

(2) At least each quarter, the valuation will be reassessed and updated by the Adviser or an independent valuation firm to reflect company specific events and latest market data;

(3) Preliminary valuation conclusions are then documented and discussed with senior management of our Adviser;

(4) The Adviser discusses valuations and determines in good faith the fair value of each investment in our portfolio based on the input of the applicable independent valuation firm; and

(5) For Level 3 investments entered into within the current quarter, the cost (purchase price adjusted for accreted original issue discount/amortized premium) or any recent comparable trade activity on the security investment shall be considered to reasonably approximate the fair value of the investment, provided that no material change has since occurred in the issuer's business, significant inputs or the relevant environment.

Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. During the year ended December 31, 2025, there were no significant changes to the Company's valuation techniques and related inputs considered in the valuation process.

In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant:

- available current market data, including relevant and applicable market trading and transaction comparables,

- applicable market yields and multiples,

- security covenants,

- seniority of investments in the investee company's capital structure,

- call protection provisions,

- information rights,

- the nature and realizable value of any collateral,

- the portfolio company's ability to make payments,

- earnings and discounted cash flows,

- the markets in which the portfolio company does business,

- comparisons of financial ratios of peer companies that are public,

- M&A comparables,

- our principal market (as the reporting entity), and

- enterprise values, among other factors.

Because there is not a readily available market value for most of the investments in our portfolio, substantially all of our portfolio investments are valued at fair value as determined in good faith by the Adviser, as the valuation designee, as described herein. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of our investments may differ significantly from the values that would have been used had an active market existed for such investments and may differ materially from the values that we may ultimately realize.

In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the valuations currently assigned.

Fair Value Measurements

The Company follows guidance in ASC 820, *Fair Value Measurement* ("**ASC 820**"), where fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy which maximizes the use of observable market data and minimizes the use of unobservable inputs to establish a classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, such as the risk inherent in a particular valuation technique used to measure fair value using a pricing model and/or the risk inherent in the inputs for the valuation technique. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available. The inputs or methodology used for valuing assets or liabilities may not be an indication of the risks associated with investing in those assets or liabilities.

ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment. The level assigned to the investment valuations may not be indicative of the risk or liquidity associated with investing in such investments. Because of the inherent uncertainties of valuation, the values reflected in the consolidated financial statements may differ materially from the values that would be received upon an actual disposition of such investments.

See *"Item 8. Consolidated Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 2. Significant Accounting Policies"* and *"Item 8. Consolidated Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 4. Investments"* for additional information regarding the fair value of our financial instruments.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are subject to financial market risks, including changes in interest rates and the valuations of our investment portfolio. For additional information concerning potential impact on our business and our operating results, see "*Item 8. Consolidated Financial Statements and Supplementary Data and Item 1A. Risk Factors.*"

Investment Valuation Risk

Because there is not a readily available market value for most of the investments in our portfolio, we value most of our portfolio investments at fair value as determined in good faith by our Board based on, among other things, the input of our management and audit committee and independent valuation firms that have been engaged at the direction of our Board to assist in the valuation of each portfolio investment without a readily available market quotation (with certain de minimis exceptions). Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that we may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize significantly less than the value at which we have recorded it. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the valuations currently assigned. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates*" as well as **Notes 2** and **4** to our consolidated financial statements for the year ended December 31, 2025, for more information relating to our investment valuation.

Interest Rate Risk

Interest rate sensitivity refers to the change in our earnings that may result from changes in the level of interest rates. Because we fund a portion of our investments with borrowings, our net investment income is affected by the difference between the rate at which we invest and the rate at which we borrow. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

As of December 31, 2025, 97% of our debt portfolio investments bore interest at variable rates, which generally are SOFR based (or based on an equivalent applicable currency rate) and typically have durations of one to six months after which they reset to current market interest rates, and many of which are subject to certain floors. Our SPV Financing Facilities generally bear interest at SOFR rates subject to certain interest rate floors. Our Unsecured Notes, which bear interest at fixed rates, are hedged by entering into fixed to floating interest rate swaps, in order to align the interest rates of our liabilities in our investment portfolio.

We regularly measure our exposure to interest rate risk. We assess interest rate risk and manage our interest rate exposure on an ongoing basis by comparing our interest rate sensitive assets to our interest rate sensitive liabilities. Based on that review, we determine whether or not any hedging transactions are necessary to mitigate exposure to changes in interest rates.

The following table shows the estimated annual impact on net investment income of base rate changes in interest rates (considering interest rate flows for variable rate instruments) to our loan portfolio and outstanding debt as of December 31, 2025, assuming no changes in our investment and borrowing structure:

Basis Point Change	Net Investment Income		Net Investment Income Per Share	
(in millions)				
Up 200 basis points	$	273.7	$	0.45
Up 150 basis points		205.2		0.34
Up 100 basis points		136.8		0.23
Up 50 basis points		68.4		0.11
Down 50 basis points		(68.3)		(0.11)
Down 100 basis points		(136.5)		(0.23)
Down 150 basis points		(204.5)		(0.34)
Down 200 basis points		(269.9)		(0.45)

We may hedge against interest rate fluctuations from time-to-time by using standard hedging instruments such as futures, options and forward contracts subject to the requirements of the 1940 Act and applicable commodities laws. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in the benefits of lower interest rates with respect to our portfolio of investments.

Item 8. Consolidated Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Trustees of Apollo Debt Solutions BDC

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying consolidated statements of assets and liabilities of Apollo Debt Solutions BDC and subsidiaries (the "Company"), including the consolidated schedule of investments, as of December 31, 2025 and 2024, the related consolidated statement of operations, cash flows, and changes in net assets for each of the three years in the period then ended, financial highlights for each of the four years in the period then ended, and the related notes (collectively referred to as the "financial statements and financial highlights"). In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations, changes in net assets, and cash flows for each of the three years in the period then ended, and the financial highlights for each of the four years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of investments owned as of December 31, 2025 and 2024, by correspondence with the custodian, loan agents, and borrowers; when replies were not received, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements and financial highlights that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and financial highlights and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements and financial highlights, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair Value of Level 3 Investments — Refer to Notes 2 and 4 to the Financial Statements

Critical Audit Matter Description

The Company held investments classified as Level 3 investments under accounting principles generally accepted in the United States of America. These investments included debt and equity securities with unique contract terms and conditions and/or complexity that considers a combination of multiple levels of market and asset specific inputs. The valuation techniques used in estimating the fair value of these investments vary and certain significant inputs used were unobservable.

We identified the valuation of Level 3 investments as a critical audit matter because of the judgments necessary for management to select valuation techniques and to use significant unobservable inputs to estimate the fair value. This required a high degree of auditor judgement and extensive effort to audit management's estimate of fair value of Level 3 investments, including the need to involve fair value specialists possessing relevant valuation experience to evaluate the appropriateness of the valuation techniques and the significant unobservable inputs used in the valuation of certain investments.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of certain Level 3 investments included the following, among other factors:

1. We tested the design and implementation of controls over management's valuation of Level 3 investments, including those related to valuation techniques and significant unobservable inputs.

2. We evaluated the appropriateness of the valuation techniques used for Level 3 investments and tested the related significant unobservable inputs by comparing these inputs to external sources.

3. For a selected sample of Level 3 investments, we performed procedures with the assistance of internal fair value specialists to evaluate the valuation techniques and significant unobservable inputs and assumptions utilized.

/s/ Deloitte & Touche LLP

New York, New York

March 11, 2026

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES
(In thousands, except share and per share data)

		December 31, 2025		December 31, 2024
Assets				
Investments at fair value:				
Non-controlled/non-affiliated investments (cost — $24,414,425 and $14,609,338 at December 31, 2025 and 2024, respectively)	$	24,515,628	$	14,555,535
Cash and cash equivalents		498,557		392,894
Foreign currencies (cost — $47,510 and $19,951 at December 31, 2025 and 2024, respectively)		47,510		19,946
Receivable for investments sold		679,768		99,697
Interest receivable		143,715		106,825
Unrealized appreciation on foreign currency forward contracts		—		34,954
Other assets		12,362		25,537
Total assets	$	25,897,540	$	15,235,388
Liabilities				
Debt (net of deferred financing costs and unamortized original issue discount of $85,886 and $40,544 at December 31, 2025 and 2024, respectively)	$	9,485,967	$	4,932,183
Payable for investments purchased		593,548		455,314
Payable for share repurchases (Note 7)		688,665		62,447
Distributions payable		111,985		75,842
Interest payable		144,938		104,284
Management fees payable		16,434		10,204
Performance-based incentive fees payable		44,714		28,523
Accrued administrative services expense payable		1,015		115
Unrealized depreciation on foreign currency forward contracts		27,819		—
Other liabilities and accrued expenses		12,247		19,980
Total liabilities	$	11,127,332	$	5,688,892
Commitments and contingencies (Note 8)				
Total Net Assets	$	14,770,208	$	9,546,496
Net Assets				
Common shares, $0.01 par value (605,221,633 and 384,043,002 shares issued and outstanding, respectively)	$	6,052	$	3,840
Capital in excess of par value		14,909,068		9,449,937
Accumulated distributed earnings (losses)		(144,912)		92,718
Total Net Assets	$	14,770,208	$	9,546,496
Net Asset Value Per Share				
Class S Shares:				
Net assets	$	2,893,219	$	2,018,307
Common shares outstanding ($0.01 par value, unlimited shares authorized)		118,552,219		81,193,852
Net asset value per share	$	24.40	$	24.86
Class D Shares:				
Net assets	$	40,293	$	25,580
Common shares outstanding ($0.01 par value, unlimited shares authorized)		1,651,023		1,029,046
Net asset value per share	$	24.40	$	24.86
Class I Shares:				
Net assets	$	11,836,696	$	7,502,609
Common shares outstanding ($0.01 par value, unlimited shares authorized)		485,018,391		301,820,104
Net asset value per share	$	24.40	$	24.86

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

		Year Ended December 31,				
		2025		**2024**		**2023**
Investment Income						
Non-controlled/non-affiliated investments:						
Interest income	$	1,848,529	$	1,154,573	$	566,764
PIK interest income		42,249		17,179		11,383
Dividend income		5,374		3,525		722
Other income		22,412		31,107		7,963
Total Investment Income	$	1,918,564	$	1,206,384	$	586,832
Operating Expenses						
Management fees	$	165,103	$	88,357	$	36,754
Performance-based incentive fees		154,402		99,330		44,790
Interest and other debt expenses		472,598		306,325		172,670
Offering costs		533		721		38
Trustees' fees		732		591		440
Shareholder servicing fees		22,189		12,724		4,072
Administrative service expenses		12,293		5,518		2,658
Other general and administrative expenses		25,487		17,858		11,647
Total Expenses		853,337		531,424		273,069
Expense support reimbursement		—		—		4,433
Net Expenses	$	853,337	$	531,424	$	277,502
Net Investment Income	$	1,065,227	$	674,960	$	309,330
Net Realized and Change in Unrealized Gains (Losses)						
Net realized gains (losses):						
Non-controlled/non-affiliated investments	$	27,439	$	18,569	$	(8,141)
Derivative instruments		2,821		835		(1,741)
Foreign currency forward contracts		(195,748)		50,283		(6,275)
Foreign currency translations		6,042		(20,470)		2,374
Net realized gains (losses)		(159,446)		49,217		(13,783)
Net change in unrealized gains (losses):						
Non-controlled/non-affiliated investments		154,986		(90,339)		155,153
Derivative instruments		(3,062)		11,740		—
Foreign currency forward contracts		(62,773)		38,635		(3,930)
Foreign currency translations		(3,779)		26,961		(21,233)
Net unrealized gains (losses)		85,372		(13,003)		129,990
Net Realized and Change in Unrealized Gains (Losses)	$	(74,074)	$	36,214	$	116,207
Net Increase (Decrease) in Net Assets Resulting from Operations	$	991,153	$	711,174	$	425,537

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
(In thousands, except share and per share data)

		Year Ended December 31,				
		2025		**2024**		**2023**
Operations						
Net investment income	$	1,065,227	$	674,960	$	309,330
Net realized gains (losses)		(159,446)		49,217		(13,783)
Net change in unrealized gains (losses)		85,372		(13,003)		129,990
Net Increase (Decrease) in Net Assets Resulting from Operations	$	991,153	$	711,174	$	425,537
Distributions to Shareholders						
Class S	$	(224,981)	$	(131,731)	$	(40,188)
Class D		(3,056)		(1,610)		(383)
Class I		(1,000,146)		(535,493)		(225,680)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	$	(1,228,183)	$	(668,834)	$	(266,251)
Capital Share Transactions						
Class S:						
Proceeds from shares sold	$	976,083	$	1,134,565	$	563,130
Repurchase of common shares, net of early repurchase deduction		(180,158)		(49,601)		(6,425)
Distributions reinvested		126,314		73,064		19,630
Class D:						
Proceeds from shares sold		13,643		17,344		4,582
Repurchase of common shares, net of early repurchase deduction		(359)		(100)		—
Distributions reinvested		2,010		906		76
Class I:						
Proceeds from shares sold		5,398,632		4,249,221		1,441,928
Repurchase of common shares, net of early repurchase deduction		(1,244,606)		(247,042)		(304,825)
Distributions reinvested		369,183		202,103		91,381
Net Increase (Decrease) from Capital Share Transactions	$	5,460,742	$	5,380,460	$	1,809,477
Net Assets						
Total increase (decrease) in net assets during the period		5,223,712		5,422,800		1,968,763
Net Assets at beginning of period		9,546,496		4,123,696		2,154,933
Net Assets at End of Period	$	14,770,208	$	9,546,496	$	4,123,696

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

		Year Ended December 31,				
		2025		**2024**		**2023**
Operating Activities						
Net increase (decrease) in net assets resulting from operations	$	991,153	$	711,174	$	425,537
Net realized (gain) loss on investments		(27,439)		(18,569)		8,141
Net realized (gain) loss on derivatives		(2,821)		(835)		—
Net change in unrealized (gains) losses on investments		(154,986)		90,339		(155,153)
Net change in unrealized (gains) losses on derivatives		3,062		(11,740)		—
Net change in unrealized (appreciation) depreciation on foreign currency forward contracts		62,773		(38,635)		3,930
Net change in unrealized (appreciation) depreciation on translation of assets and liabilities in foreign currencies		3,779		(26,961)		21,233
PIK interest capitalized		(40,682)		(19,523)		(7,879)
Net accretion of discount and amortization of premium		(43,295)		(32,451)		(16,650)
Amortization of deferred financing costs		15,735		9,581		5,962
Amortization of offering costs		533		721		38
Purchase of investments		(17,690,542)		(11,440,248)		(4,146,891)
Proceeds from sale of investments and principal repayments		8,009,276		3,575,893		1,908,436
Changes in operating assets and liabilities:						
Interest receivable		(36,890)		(51,353)		(27,719)
Receivable for investments sold		(580,071)		3,164		5,007
Other assets		9,383		(20,766)		5,029
Payable for investments purchased		138,234		210,072		156,454
Management fees payable		6,230		5,804		2,083
Performance-based incentive fees payable		16,191		13,850		6,539
Accrued administrative services expense payable		900		(269)		(1,717)
Interest payable		40,654		67,663		28,010
Other liabilities and accrued expenses		(7,733)		22,168		(3,346)
Net Cash (Used in)/Provided by Operating Activities	$	(9,286,556)	$	(6,950,921)	$	(1,782,956)
Financing Activities						
Issuances of debt	$	12,778,520	$	6,976,960	$	2,761,697
Payments of debt		(8,196,368)		(4,617,460)		(2,310,099)
Financing costs paid and deferred		(57,955)		(39,432)		(12,988)
Proceeds from issuance of common shares		6,388,358		5,401,130		2,009,640
Repurchased shares, net of early repurchase deduction paid		(798,905)		(277,586)		(308,814)
Distributions paid		(694,533)		(350,147)		(136,900)
Offering costs paid and deferred		(533)		(721)		(38)
Net Cash (Used in)/Provided by Financing Activities	$	9,418,584	$	7,092,744	$	2,002,498
Cash, Cash Equivalents and Foreign Currencies						
Net increase (decrease) in cash and cash equivalents and foreign currencies during the period	$	132,028	$	141,823	$	219,542
Effect of foreign exchange rate changes on cash and cash equivalents		1,199		(158)		(25)
Cash, cash equivalents and foreign currencies at beginning of period		412,840		271,175		51,658
Cash, Cash Equivalents and Foreign Currencies at the End of Period	$	546,067	$	412,840	$	271,175
Supplemental Disclosure and Non-Cash Information						
Cash interest paid	$	416,209	$	229,081	$	138,698
Distributions payable	$	111,985	$	75,842	$	33,228
Reinvestment of distributions during the period	$	497,507	$	276,073	$	111,087
PIK income	$	42,249	$	17,179	$	11,383

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Aerospace & Defense							
Accel International							
Accel International Holdings, LLC	First Lien Secured Debt - Term Loan	S+450, 0.50% Floor	4/26/2032	$ 187,003	$ 186,155	$ 187,470	(4)(15)
	First Lien Secured Debt - Revolver	S+450, 0.50% Floor	4/26/2032	—	(145)	—	(4)(5)(12)(32)
					186,010	187,470	
Kaman							
Kaman Corp	First Lien Secured Debt - Term Loan	S+250, 0.50% Floor	2/26/2032	38,187	38,133	38,388	(16)(17)
	First Lien Secured Debt - Delayed Draw	S+250, 0.50% Floor	2/26/2032	346	341	348	(12)(16)(32)
					38,474	38,736	
MRO Holdings							
MRO Holdings, Inc.	First Lien Secured Debt - Term Loan	S+450, 0.50% Floor	10/4/2032	325,134	324,277	322,696	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+450, 0.50% Floor	10/4/2032	31,463	31,064	31,095	(4)(9)(12)(16)(32)
	First Lien Secured Debt - Revolver	S+450, 0.50% Floor	5/5/2032	—	(776)	(213)	(4)(5)(9)(12)(32)
					354,565	353,578	
Transdigm							
Transdigm Inc.	First Lien Secured Debt - Term Loan	S+250, 0.00% Floor	1/19/2032	2,798	2,792	2,812	(8)(15)
Triumph							
TITAN BW BORROWER L.P.	First Lien Secured Debt - Term Loan	S+238 Cash plus 2.88% PIK, 0.50% Floor	7/24/2032	200,215	198,331	198,213	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+475, 0.50% Floor	7/24/2032	—	(79)	(168)	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+475, 0.50% Floor	7/24/2032	—	(315)	(336)	(4)(5)(12)(32)
					197,937	197,709	
			Total Aerospace & Defense		$ 779,778	$ 780,305	
Air Freight & Logistics							
Primeflight							
PrimeFlight Acquisition, LLC	First Lien Secured Debt - Term Loan	S+525, 0.00% Floor	5/1/2029	$ 9,950	$ 9,851	$ 9,950	(4)(16)
	First Lien Secured Debt - Term Loan	S+475, 1.00% Floor	5/1/2029	4,988	4,938	4,938	(4)(16)
			Total Air Freight & Logistics		$ 14,789	$ 14,888	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Automobile Components							
Clarience Technologies							
Truck-Lite Co., LLC	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	2/13/2032	$ 194,499	$ 193,755	$ 192,651	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+475, 0.75% Floor	2/13/2032	24,565	23,873	23,755	(4)(12)(15)(16)(32)
	First Lien Secured Debt - Revolver	S+475, 0.75% Floor	2/13/2031	—	(35)	(181)	(4)(5)(12)(32)
					217,593	216,225	
Mavis Tire Express Services							
Mavis Tire Express Services TopCo, L.P.	First Lien Secured Debt - Term Loan	S+300, 0.75% Floor	5/4/2028	48,765	48,660	48,998	(15)
			Total Automobile Components		$ 266,253	$ 265,223	
Banks							
Creative Planning							
CPI Holdco B, LLC	First Lien Secured Debt - Term Loan	S+200, 0.00% Floor	5/17/2031	$ 61,089	$ 60,908	$ 61,288	(15)
Quikrete							
Quikrete Holdings, Inc.	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	2/10/2032	98,167	97,985	98,580	(15)
	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	4/14/2031	4,975	4,975	4,995	(15)
					102,960	103,575	
Singular Bank							
Pluto Holdco Limited	First Lien Secured Debt - Term Loan	5.96% PIK	6/5/2026	€ 13,809	14,978	16,188	(3)(4)(8)(9)(10)(20)
Sumitomo Mitsui Trust Bank							
Sumitomo Mitsui Trust Bank Ltd	Unsecured Debt - Corporate Bond	S+220, 0.00% Floor	4/14/2026	35,200	35,116	35,077	(4)(8)(10)(15)
TKO							
January Capital Holdco, LLC	First Lien Secured Debt - Term Loan	6.73% PIK	9/13/2029	54,924	54,046	54,924	(4)(8)(16)
			Total Banks		$ 268,008	$ 271,052	
Beverages							
Sazerac							
Sazerac Co Inc	First Lien Secured Debt - Term Loan	S+250, 0.00% Floor	7/9/2032	$ 39,900	$ 39,702	$ 40,027	(15)
			Total Beverages		$ 39,702	$ 40,027	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Building Products							
American Bath							
CP Atlas Buyer, Inc.	First Lien Secured Debt - Term Loan	S+525, 0.00% Floor	7/8/2030	$ 60,653	$ 58,627	$ 58,834	(15)
Chamberlain Group							
Chariot Buyer LLC	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	9/8/2032	53,792	53,561	53,966	(8)(15)
Emerson Climate Technologies							
Emerson Climate Technologies, Inc.	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	5/31/2030	3,141	3,135	3,152	(16)
EMRLD Borrower LP	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	8/4/2031	16,282	16,232	16,334	(17)
					19,367	19,486	
Kodiak							
Kodiak BP, LLC	First Lien Secured Debt - Term Loan	S+375, 0.00% Floor	12/4/2031	35,752	35,127	34,970	(15)
Leaf Home							
LHS Borrower LLC	First Lien Secured Debt - Term Loan	S+525, 0.75% Floor	9/4/2031	249,941	246,350	246,192	(4)(15)
	First Lien Secured Debt - Revolver	P+425, 0.75% Floor	9/4/2031	2,414	2,129	2,112	(4)(11)(12)(24)(32)
					248,479	248,304	
Omnimax							
Omnimax International, LLC	First Lien Secured Debt - Term Loan	S+575, 1.00% Floor	12/6/2030	38,106	37,428	37,386	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+575, 1.00% Floor	12/6/2030	9,368	9,207	9,191	(4)(16)
					46,635	46,577	
Primesource							
Park River Holdings, Inc.	First Lien Secured Debt - Term Loan	S+450, 0.75% Floor	3/15/2031	37,726	37,358	37,995	(16)
RF Fager							
R.F. Fager Company, LLC	First Lien Secured Debt - Term Loan	S+500, 1.00% Floor	3/4/2030	2,379	2,339	2,343	(4)(9)(16)(17)
	First Lien Secured Debt - Delayed Draw	S+500, 1.00% Floor	3/4/2030	353	342	338	(4)(9)(12)(17)(32)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	3/4/2030	169	160	161	(4)(9)(12)(17)(24)(32)
					2,841	2,842	
US LBM							
LBM Acquisition, LLC	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	6/6/2031	13,965	13,439	13,982	(15)
			Total Building Products		$ 515,434	$ 516,956	
Capital Markets							
Dragon Buyer							
Dragon Buyer Inc	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	9/30/2031	$ 6,305	$ 6,278	$ 6,317	(16)

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Edelman Financial Services							
The Edelman Financial Center, LLC	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	4/7/2028	60,325	60,245	60,713	(15)
Focus Financial							
Focus Financial Partners, LLC	First Lien Secured Debt - Term Loan	S+250, 0.00% Floor	9/15/2031	70,896	70,534	71,095	(15)
Hudson River Trading							
Hudson River Trading LLC	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	3/18/2030	6,965	6,949	7,003	(15)
Jane Street Group							
Jane Street Group, LLC	First Lien Secured Debt - Term Loan	S+200, 0.00% Floor	12/15/2031	51,329	50,950	51,152	(16)
Rialto							
Rialto Management Group, LLC	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	12/5/2030	76,759	76,143	76,375	(4)(15)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	12/5/2030	—	(26)	(18)	(4)(5)(12)(32)
					76,117	76,357	
Russell							
Russell Investments US Institutional Holdco Inc	First Lien Secured Debt - Term Loan	S+625, 2.00% Floor	12/29/2032	121,270	119,453	119,451	(4)(16)
	First Lien Secured Debt - Revolver	S+500, 2.00% Floor	12/29/2032	—	(148)	(148)	(4)(5)(12)(32)
					119,305	119,303	
True Potential							
Kane Bidco Limited	First Lien Secured Debt - Corporate Bond	SONIA+500, 0.00% Floor	3/21/2030	£ 61,000	77,784	83,047	(3)(4)(8)(9)(18)
			Total Capital Markets		$ 468,162	$ 474,987	
Chemicals							
Heubach							
Heubach Holdings USA LLC	First Lien Secured Debt - Term Loan	13.75%	1/3/2029	$ 485	$ 466	$ 243	(4)(8)(16)(30)
SK Neptune Husky Group Sarl	First Lien Secured Debt - Term Loan	10.75%	1/3/2029	9,588	9,456	—	(4)(8)(16)(30)
					9,922	243	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
RMC							
RMC Topco LLC	Common Equity - Equity Unit	N/A	N/A	100 Units	100	126	(4)(33)
Rochester Midland Corporation	First Lien Secured Debt - Term Loan	S+550, 1.00% Floor	8/1/2029	12,456	12,278	12,331	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+550, 1.00% Floor	8/1/2029	9,551	9,348	9,327	(4)(9)(12)(15)(32)
	First Lien Secured Debt - Revolver	S+550, 1.00% Floor	8/1/2029	159	111	124	(4)(9)(12)(15)(32)
					21,837	21,908	
Solenis							
Olympus Water US Holding Corporation	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	11/3/2032	20,348	20,300	20,254	(16)
Solenis Holding Limited	First Lien Secured Debt - Term Loan	S+300, 0.50% Floor	6/20/2031	30,963	30,572	30,741	(16)
					50,872	50,995	
Tronox							
Tronox Finance LLC	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	4/4/2029	7,039	6,426	5,789	(8)(16)
Vantage Specialty Chemicals							
Vantage Specialty Chemicals Holdings, Inc.	First Lien Secured Debt - Term Loan	S+675 Cash plus 2.75% PIK, 1.00% Floor	8/29/2029	56,029	54,735	53,788	(4)(16)
	First Lien Secured Debt - Revolver	S+625, 1.00% Floor	2/28/2029	—	(109)	(193)	(4)(5)(12)(32)
					54,626	53,595	
Vita Global							
Vita Global FinCo Limited	First Lien Secured Debt - Term Loan	11.96%	6/8/2029	£ 18,598	25,145	16,796	(3)(4)(8)(10)(18)(30)
				Total Chemicals	$ 168,828	$ 149,326	
Commercial Services & Supplies							
Allied Universal							
Allied Universal Holdco LLC	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	8/20/2032	$ 57,855	$ 57,783	$ 58,226	(15)
Best Trash							
Bingo Group Buyer, Inc.	First Lien Secured Debt - Term Loan	S+475, 1.00% Floor	7/10/2031	23,424	23,184	23,307	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+475, 1.00% Floor	7/10/2031	5,355	5,262	5,287	(4)(9)(12)(16)(32)
	First Lien Secured Debt - Revolver	S+475, 1.00% Floor	7/10/2031	63	42	52	(4)(9)(12)(16)(32)
					28,488	28,646	
Convergint							
DG Investment Intermediate Holdings 2, Inc.	First Lien Secured Debt - Term Loan	S+375, 0.00% Floor	7/9/2032	26,319	26,209	26,418	(16)

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
CoreTrust							
Coretrust Purchasing Group LLC	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	10/1/2029	43,109	42,479	42,678	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	10/1/2029	—	(15)	(20)	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	10/1/2029	—	(77)	(47)	(4)(5)(12)(32)
					42,387	42,611	
Encore							
AVSC Holding Corp.	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	12/5/2031	200,832	197,281	198,823	(15)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	12/5/2029	—	(343)	(217)	(4)(5)(12)(32)
					196,938	198,606	
Galaxy Service Partners							
GSP Midco LLC	First Lien Secured Debt - Term Loan	S+475, 1.00% Floor	10/17/2031	24,938	24,697	24,688	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+475, 1.00% Floor	10/17/2031	—	(250)	(125)	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+475, 1.00% Floor	10/17/2031	—	(10)	(10)	(4)(5)(12)(32)
					24,437	24,553	
GardaWorld							
Garda World Security Corporation	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	2/1/2029	31,351	31,213	31,523	(8)(15)
Heritage Environmental Services							
Arcwood Environmental, Inc.	First Lien Secured Debt - Term Loan	S+525, 0.75% Floor	1/31/2031	87,099	86,067	87,099	(4)(9)(16)
	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	1/31/2031	19,128	19,043	19,033	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	1/31/2031	12,935	12,851	12,871	(4)(9)(16)
	First Lien Secured Debt - Revolver	S+525, 0.75% Floor	1/31/2030	—	(125)	—	(4)(5)(9)(12)(32)
	First Lien Secured Debt - Revolver	S+550, 0.75% Floor	1/31/2030	—	(4)	—	(4)(5)(9)(12)(32)
					117,832	119,003	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
HKA							
Mount Olympus Bidco Limited	First Lien Secured Debt - Term Loan	S+525, 0.50% Floor	8/9/2029	13,705	13,470	13,466	(4)(8)(9)(17)
	First Lien Secured Debt - Delayed Draw	S+525, 0.50% Floor	8/9/2029	4,760	4,705	4,677	(4)(8)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+600, 0.50% Floor	8/9/2029	918	891	883	(4)(8)(9)(12)(16)(32)
					19,066	19,026	
Ironclad							
Ironhorse Purchaser, LLC	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	9/30/2027	2,962	2,932	2,902	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+650, 1.00% Floor	9/30/2027	—	(5)	(10)	(4)(5)(9)(12)(32)
					2,927	2,892	
Madison Air							
Madison IAQ LLC	First Lien Secured Debt - Term Loan	S+275, 0.50% Floor	11/8/2032	44,400	43,978	44,736	(16)
	First Lien Secured Debt - Term Loan	S+250, 0.50% Floor	6/21/2028	2,977	2,962	2,994	(17)
					46,940	47,730	
MillerKnoll							
MillerKnoll Inc	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	8/9/2032	5,985	5,971	6,030	(8)(15)
NielsenIQ							
Indy US Holdco LLC	First Lien Secured Debt - Term Loan	S+225, 0.50% Floor	10/31/2030	25,890	25,855	25,962	(8)(15)(16)
Profile Products							
Profile Products LLC	First Lien Secured Debt - Term Loan	S+560, 0.75% Floor	11/12/2027	4,813	4,813	4,813	(4)(16)
Public Partnerships							
PPL Equity LP	Preferred Equity - Preferred Stocks	N/A	N/A	50,000 Shares	50	50	(4)(9)(33)
	Common Equity - Equity Unit	N/A	N/A	50,000 Units	—	27	(4)(9)(33)
					50	77	
PureStar							
AMCP Clean Acqusition Company, LLC	First Lien Secured Debt - Term Loan	S+425, 0.50% Floor	6/15/2030	146,759	145,778	145,291	(9)(16)
	First Lien Secured Debt - Delayed Draw	S+425, 0.50% Floor	6/15/2030	101,732	101,310	100,912	(9)(16)
					247,088	246,203	
Pye-Barker							
Pye-Barker Fire & Safety LLC	First Lien Secured Debt - Term Loan	S+250, 0.00% Floor	12/16/2032	13,050	12,985	13,147	(16)
	First Lien Secured Debt - Delayed Draw	S+250, 0.00% Floor	12/16/2032	—	—	—	(32)
					12,985	13,147	
R.R. Donnelley							
R. R. Donnelley & Sons Company	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	8/8/2029	192,961	188,527	191,031	(4)(9)(15)

See notes to consolidated financial statements

94

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Resource Innovations							
North Haven RI Buyer, LLC	First Lien Secured Debt - Term Loan	S+475, 1.00% Floor	3/29/2030	20,417	20,090	20,264	(4)(8)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+475, 1.00% Floor	3/29/2030	3,179	3,082	3,110	(4)(8)(9)(12)(16)(32)
	First Lien Secured Debt - Revolver	S+375, 1.00% Floor	3/29/2030	1,000	964	983	(4)(8)(9)(12)(16)(32)
					24,136	24,357	
Reworld Holding Corporation							
Reworld Holding Corporation	First Lien Secured Debt - Term Loan	S+225, 0.50% Floor	1/15/2031	10,000	9,979	10,024	(15)
SafetyCo							
HEF Safety Ultimate Holdings, LLC	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	11/19/2029	10,432	10,247	10,421	(4)(9)(17)
	First Lien Secured Debt - Delayed Draw	S+525, 1.00% Floor	11/19/2029	2,550	2,517	2,547	(4)(9)(12)(17)(32)
	First Lien Secured Debt - Revolver	S+525, 1.00% Floor	11/17/2029	—	(24)	(2)	(4)(5)(9)(12)(32)
					12,740	12,966	
Service Logic							
Saber Parent Holdings Corp	First Lien Secured Debt - Term Loan	S+450, 0.00% Floor	12/16/2032	167,988	167,153	167,148	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+450, 0.00% Floor	12/16/2032	—	(115)	(116)	(4)(5)(32)
	First Lien Secured Debt - Revolver	S+450, 0.00% Floor	12/16/2032	—	(115)	(116)	(4)(5)(12)(32)
					166,923	166,916	
Smith System							
Smith Topco, Inc.	First Lien Secured Debt - Term Loan	S+500, 1.00% Floor	11/6/2029	16,600	16,355	16,351	(4)(9)(15)(16)(17)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	11/6/2029	—	(25)	(25)	(4)(5)(9)(12)(32)
					16,330	16,326	
Stamps.com							
Auctane, Inc.	First Lien Secured Debt - Term Loan	S+585, 0.75% Floor	10/5/2028	31,525	31,234	30,579	(4)(9)(17)
SumUp							
SumUp Holdings Luxembourg S.a.r.l.	First Lien Secured Debt - Delayed Draw	E+600, 1.50% Floor	5/23/2031	€ 40,000	42,963	46,420	(3)(4)(8)(10)(21)
Trugreen							
Trugreen Limited Partnership	First Lien Secured Debt - Term Loan	S+410, 0.75% Floor	11/2/2027	35,618	34,876	34,986	(15)
United Site Services							
Vortex Opco LLC	First Lien Secured Debt - Term Loan	S+625, 0.50% Floor	4/30/2030	8,380	8,155	8,506	(9)(16)
	Second Lien Secured Debt - Term Loan	10.36%	12/17/2028	35,864	33,700	5,236	(9)(16)(30)
					41,855	13,742	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
USA DeBusk							
USA DeBusk LLC	First Lien Secured Debt - Term Loan	S+525, 0.75% Floor	4/30/2031	15,858	15,670	15,705	(4)(9)(15)(16)
	First Lien Secured Debt - Delayed Draw	S+525, 0.75% Floor	4/30/2031	786	753	740	(4)(9)(12)(15)(16)(32)
	First Lien Secured Debt - Revolver	S+525, 0.75% Floor	4/30/2030	1,802	1,767	1,778	(4)(9)(12)(15)(16)(32)
					18,190	18,223	
			Total Commercial Services & Supplies		$ 1,478,735	$ 1,461,036	
Communications Equipment							
CommScope							
Commscope, LLC	First Lien Secured Debt - Term Loan	S+475, 2.00% Floor	12/17/2029	$ 252,954	$ 254,819	$ 253,759	(8)(15)
MCA							
Mobile Communications America, Inc.	First Lien Secured Debt - Term Loan	S+475, 1.00% Floor	10/16/2029	8,255	8,111	8,173	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+475, 1.00% Floor	10/16/2029	2,452	2,410	2,392	(4)(9)(12)(16)(32)
	First Lien Secured Debt - Revolver	S+475, 1.00% Floor	10/16/2029	272	250	258	(4)(9)(12)(16)(32)
					10,771	10,823	
Mitel Networks							
Mitel Networks	Common Equity - Stock	N/A	N/A	733,019 Shares	3,465	1,193	(4)(8)(33)
MLN US Holdco LLC	First Lien Secured Debt - Term Loan	S+200 Cash plus 6.00% PIK, 1.00% Floor	6/20/2030	6,732	5,917	4,030	(8)(15)
					9,382	5,223	
			Total Communications Equipment		$ 274,972	$ 269,805	
Construction & Engineering							
Accelevation							
Accelevation LLC	First Lien Secured Debt - Term Loan	S+450, 0.75% Floor	1/2/2031	$ 9,185	$ 9,065	$ 9,208	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+450, 0.75% Floor	1/2/2031	2,223	2,187	2,228	(4)(12)(15)(32)
	First Lien Secured Debt - Revolver	S+450, 0.75% Floor	1/2/2031	385	355	385	(4)(12)(15)(32)
					11,607	11,821	
American Restoration							
American Restoration Holdings, LLC	First Lien Secured Debt - Term Loan	S+510, 1.00% Floor	7/24/2030	7,551	7,436	7,475	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+510, 1.00% Floor	7/24/2030	12,600	12,468	12,373	(4)(9)(12)(16)(32)
	First Lien Secured Debt - Revolver	S+510, 1.00% Floor	7/24/2030	1,490	1,462	1,468	(4)(9)(12)(16)(32)
					21,366	21,316	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
ASC Engineered Solutions							
Fire Flow Intermediate Corporation	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	7/10/2031	194,039	192,487	194,525	(4)(16)
Tailwind Fire Flow Investor, LP	Common Equity - Membership Interest	N/A	N/A	100 Units	101	101	(4)(33)
					192,588	194,626	
Blackfin							
Blackfin Pipeline LLC	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	9/29/2032	25,000	24,878	25,078	(15)
Dynagrid							
Megavolt Borrower, LLC	First Lien Secured Debt - Term Loan	S+475, 1.00% Floor	2/13/2032	18,656	18,320	18,516	(4)(16)
Traffic Management Solutions							
Traffic Management Solutions, LLC	First Lien Secured Debt - Term Loan	S+500, 1.00% Floor	11/26/2030	9,180	9,068	9,122	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+500, 1.00% Floor	11/26/2030	3,365	3,311	3,330	(4)(12)(16)(32)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	11/26/2030	—	(45)	(27)	(4)(5)(12)(32)
					12,334	12,425	
Trench Plate Rental Co.							
Trench Plate Rental Co.	First Lien Secured Debt - Term Loan	S+560, 1.00% Floor	12/4/2028	43,864	43,613	43,425	(4)(9)(16)
	First Lien Secured Debt - Revolver	S+560, 1.00% Floor	12/4/2028	2,636	2,604	2,591	(4)(9)(12)(16)(32)
Trench Safety Solutions Holdings, LLC	Common Equity - Equity Unit	N/A	N/A	331 Units	50	37	(4)(9)(33)
					46,267	46,053	
			Total Construction & Engineering	$	327,360	$ 329,835	
Construction Materials							
Hobbs & Associates							
Hobbs & Associates LLC/VA	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	7/23/2031	$ 19,818	$ 19,807	$ 19,840	(15)
Volunteer Materials							
Volunteer AcquisitionCo, LLC	First Lien Secured Debt - Term Loan	S+650, 1.00% Floor	9/1/2029	5,079	4,991	4,901	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+650, 1.00% Floor	9/1/2029	374	369	361	(4)(9)(16)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	9/1/2029	—	(12)	(27)	(4)(5)(9)(12)(32)
					5,348	5,235	
			Total Construction Materials	$	25,155	$ 25,075	
Consumer Staples Distribution & Retail							
Actus Nutrition							
Nourish Buyer I Inc	First Lien Secured Debt - Term Loan	S+450, 0.00% Floor	7/9/2032	$ 64,838	$ 63,293	$ 65,283	(15)

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
ASDA							
Bellis Acquisition Company PLC	First Lien Secured Debt - Term Loan	SONIA+575, 0.00% Floor	10/22/2029	£ 116,902	141,127	154,460	(3)(4)(8)(9)(18)
	First Lien Secured Debt - Term Loan	E+400, 0.00% Floor	5/14/2031	€ 5,000	5,298	5,358	(3)(8)(9)(21)
					146,425	159,818	
Cenavera							
PROJECT CARDINAL ACQUISITION, LLC	First Lien Secured Debt - Term Loan	S+450, 0.75% Floor	10/1/2032	21,053	20,848	20,842	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+450, 0.75% Floor	10/1/2032	—	(20)	(21)	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+450, 0.75% Floor	10/1/2032	—	(46)	(47)	(4)(5)(12)(32)
					20,782	20,774	
KeHE Distributors							
KeHE Distributors LLC / KeHE Finance Corp / NextWave Distribution Inc	First Lien Secured Debt - Corporate Bond	9.00%	2/15/2029	12,651	12,770	13,313	
Protein for Pets							
Protein For Pets Opco, LLC	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	9/20/2030	44,604	43,905	43,712	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+525, 1.00% Floor	9/20/2030	943	874	849	(4)(9)(12)(15)(32)
					44,779	44,561	
Rise Baking							
Viking Baked Goods Acquisition Corporation	First Lien Secured Debt - Term Loan	S+500, 0.00% Floor	11/4/2031	158,400	156,357	156,420	(16)
			Total Consumer Staples Distribution & Retail	$	444,406	$ 460,169	
Containers & Packaging							
Berlin Packaging							
Berlin Packaging L.L.C.	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	6/7/2031	$ 11,504	$ 11,495	$ 11,544	(15)(16)
Berry Global							
Vybond Buyer, LLC	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	2/3/2032	20,696	20,417	20,542	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	2/3/2032	—	(46)	(53)	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	2/3/2032	—	(92)	(53)	(4)(5)(12)(32)
					20,279	20,436	
BOX Partners							
Bp Purchaser LLC	First Lien Secured Debt - Term Loan	S+576, 0.75% Floor	12/11/2028	7,607	7,607	5,705	(4)(16)
BradyPLUS							
BradyPLUS Holdings LLC	First Lien Secured Debt - Term Loan	S+350, 0.00% Floor	12/29/2032	22,000	21,670	21,803	(16)

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Ring Container Technologies							
Ring Container Technologies Group LLC	First Lien Secured Debt - Term Loan	S+250, 0.50% Floor	9/15/2032	12,968	12,948	13,018	(15)
Tekni-Plex							
Trident TPI Holdings, Inc.	First Lien Secured Debt - Term Loan	S+375, 0.50% Floor	9/15/2028	80,969	79,984	77,974	(16)
Truvant							
NPPI Buyer, LLC	First Lien Secured Debt - Term Loan	S+500, 1.00% Floor	8/20/2029	25,467	25,173	25,276	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+525, 1.00% Floor	8/20/2029	—	2	(41)	(4)(5)(9)(12)(32)
	First Lien Secured Debt - Revolver	S+525, 1.00% Floor	8/20/2029	—	1	(28)	(4)(5)(9)(12)(32)
					25,176	25,207	
			Total Containers & Packaging		$ 179,159	$ 175,687	
Distributors							
SupplyHouse							
SupplyHouse LLC	First Lien Secured Debt - Term Loan	S+400, 0.00% Floor	7/1/2032	$ 59,850	$ 59,568	$ 59,551	(4)(16)
	First Lien Secured Debt - Revolver	S+400, 0.50% Floor	7/1/2032	—	(93)	(100)	(4)(5)(11)(12)(32)
			Total Distributors		$ 59,475	$ 59,451	
Diversified Consumer Services							
Accelerate Learning							
Eagle Purchaser, Inc.	First Lien Secured Debt - Term Loan	S+250 Cash plus 4.75% PIK, 1.00% Floor	3/22/2030	$ 23,959	$ 23,516	$ 23,240	(4)(9)(10)(16)
	First Lien Secured Debt - Revolver	S+250 Cash plus 4.75% PIK, 1.00% Floor	3/22/2029	2,524	2,431	2,432	(4)(9)(12)(16)(32)
					25,947	25,672	
Busy Bees							
Eagle Bidco Limited	First Lien Secured Debt - Term Loan	SONIA+475, 0.00% Floor	2/29/2032	£ 129,900	173,411	176,106	(3)(8)(10)(18)
Excelligence							
Excelligence Learning Corporation	First Lien Secured Debt - Term Loan	S+575, 1.00% Floor	1/18/2030	83,943	82,705	80,585	(4)(9)(16)
	First Lien Secured Debt - Revolver	P+475, 1.00% Floor	1/18/2030	2,170	1,982	1,627	(4)(9)(12)(24)(32)
					84,687	82,212	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]		Cost [34]	Fair Value [1][35]	
Funecap								
Altair Funecap Italia	First Lien Secured Debt - Corporate Bond	E+600, 0.00% Floor	11/13/2032	€	14,472	16,506	16,668	(3)(4)(8)(10)(20)
Funecap Holding	First Lien Secured Debt - Term Loan	E+600, 0.00% Floor	11/13/2032	€	87,919	100,261	101,256	(3)(4)(8)(10)(20)
	First Lien Secured Debt - Delayed Draw	E+600, 0.00% Floor	11/13/2032	€	—	(485)	(497)	(3)(4)(5)(8)(10)(12)(32)
						116,282	117,427	
Gateway Services								
Gateway US Holdings, Inc.	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	9/22/2028		84,551	84,139	84,128	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+475, 0.75% Floor	9/22/2028		7,225	7,189	7,169	(4)(12)(16)(32)
	First Lien Secured Debt - Revolver	S+650, 0.75% Floor	9/22/2028		—	(11)	(13)	(4)(5)(12)(32)
						91,317	91,284	
Greencross								
Vermont Aus Pty Ltd	First Lien Secured Debt - Term Loan	BBSW+450, 0.00% Floor	3/23/2028	A$	326,050	218,800	215,958	(3)(4)(8)(9)(25)
ISP								
International Schools Partnership Limited	First Lien Secured Debt - Delayed Draw	E+525, 0.00% Floor	7/6/2028	€	56,831	60,628	66,164	(3)(4)(8)(10)(12)(20)(32)
Legacy.com								
Lotus Topco Inc.	First Lien Secured Debt - Term Loan	S+475, 1.00% Floor	6/7/2030		20,913	20,647	20,704	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+475, 1.00% Floor	6/7/2030		1,471	1,437	1,412	(4)(12)(16)(32)
	First Lien Secured Debt - Revolver	S+475, 1.00% Floor	6/7/2030		—	(26)	(24)	(4)(5)(12)(32)
						22,058	22,092	
Legacy Service Partners								
Legacy Merger Sub, LLC	First Lien Secured Debt - Term Loan	S+450, 0.75% Floor	11/10/2031		81,667	81,615	81,035	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+450, 0.75% Floor	11/10/2031		—	24	(82)	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+450, 0.75% Floor	11/10/2031		—	28	(98)	(4)(5)(12)(32)
						81,667	80,855	
Mariani								
CI	First Lien Secured Debt - Term Loan	S+550, 1.00% Floor	3/27/2030		23,598	23,288	23,281	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+550, 1.00% Floor	3/27/2030		5,842	5,733	5,693	(4)(9)(12)(16)(32)
	First Lien Secured Debt - Revolver	S+550, 1.00% Floor	3/27/2030		1,470	1,437	1,436	(4)(9)(12)(16)(32)
						30,458	30,410	

See notes to consolidated financial statements

100

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
QA Group							
Ichnaea UK Bidco Limited	First Lien Secured Debt - Term Loan	SONIA+600, 0.00% Floor	10/5/2029	£ 31,000	36,865	41,369	(3)(4)(8)(9)(18)
Reliable Doors							
Reliable Doors, LLC	First Lien Secured Debt - Term Loan	S+500, 1.00% Floor	10/4/2028	6,170	6,095	6,171	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+500, 1.00% Floor	10/4/2028	2,488	2,455	2,488	(4)(9)(12)(15)(32)
	First Lien Secured Debt - Revolver	S+625, 1.00% Floor	10/4/2028	—	(6)	—	(4)(5)(9)(12)(32)
					8,544	8,659	
Rocket Youth							
Rocket Youth Brands Holdco LLC	First Lien Secured Debt - Term Loan	S+500, 1.00% Floor	6/20/2031	9,302	9,259	9,139	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+500, 1.00% Floor	6/20/2031	—	(21)	(163)	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	6/20/2031	—	(6)	(24)	(4)(5)(12)(32)
					9,232	8,952	
SAVATREE							
CI	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	6/6/2031	17,117	16,955	16,905	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	6/6/2031	—	(46)	(124)	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	6/6/2031	—	(33)	(28)	(4)(5)(12)(32)
					16,876	16,753	
SERVPRO							
One Silver Serve, LLC	First Lien Secured Debt - Term Loan	S+535, 1.00% Floor	12/18/2028	20,889	20,709	20,472	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+535, 1.00% Floor	12/18/2028	11,975	11,808	11,608	(4)(12)(16)(32)
	First Lien Secured Debt - Revolver	S+535, 1.00% Floor	12/18/2028	3,312	3,282	3,215	(4)(12)(16)(32)
					35,799	35,295	
Village Pet Care							
Village Pet Care, LLC	First Lien Secured Debt - Term Loan	S+650, 1.00% Floor	9/22/2029	909	896	886	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+650, 1.00% Floor	9/22/2029	764	736	673	(4)(9)(12)(16)(32)
	First Lien Secured Debt - Revolver	S+650, 1.00% Floor	9/22/2029	365	358	354	(4)(9)(12)(16)(32)
					1,990	1,913	
			Total Diversified Consumer Services		$ 1,014,561	$ 1,021,121	
Diversified REITs							
QTS Project Ram							
QTS Project Ram	First Lien Secured Debt - Mortgage Loan (DD)	S+225, 0.00% Floor	5/29/2028	$ 31,192	$ 30,559	$ 30,672	(4)(12)(14)(32)
			Total Diversified REITs		$ 30,559	$ 30,672	

See notes to consolidated financial statements

101

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Diversified Telecommunication Services							
Altice USA							
CSC Holdings, LLC	First Lien Secured Debt - Term Loan	P+150, 0.00% Floor	4/15/2027	$ 62,969	$ 61,399	$ 55,188	(8)(24)
	First Lien Secured Debt - Revolver	S+235, 0.00% Floor	7/13/2027	73,064	68,696	61,362	(8)(12)(16)(32)
					130,095	116,550	
CenturyLink							
Lumen Technologies, Inc.	First Lien Secured Debt - Term Loan	S+246, 2.00% Floor	4/16/2029	9,974	9,950	9,936	(8)(16)
LEVEL 3 FINANCING INC							
Level 3 Financing, Inc.	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	3/29/2032	73,500	72,542	73,803	(15)(16)
Uniti Group Inc.							
Windstream Services, LLC	First Lien Secured Debt - Term Loan	S+400, 0.00% Floor	10/6/2032	85,000	84,217	85,425	(8)(15)
	First Lien Secured Debt - Corporate Bond	7.50%	10/15/2033	9,266	9,289	9,501	(8)
					93,506	94,926	
			Total Diversified Telecommunication Services		$ 306,093	$ 295,215	
Electric Utilities							
GridTek							
BGIF IV Fearless Utility Services, Inc.	First Lien Secured Debt - Term Loan	S+500, 0.50% Floor	6/9/2031	$ 133,704	$ 132,597	$ 133,370	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+500, 0.50% Floor	6/9/2031	39,147	38,802	39,024	(4)(9)(12)(15)(32)
	First Lien Secured Debt - Revolver	S+500, 0.50% Floor	6/7/2030	—	(175)	(59)	(4)(5)(9)(11)(12)(32)
					171,224	172,335	
Lightning Power							
Lightning Power, LLC	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	8/18/2031	11,356	11,312	11,429	(15)
Talen Energy							
Talen Energy Supply, LLC	First Lien Secured Debt - Term Loan	S+200, 0.00% Floor	11/25/2032	7,595	7,557	7,606	(8)(16)
Westinghouse							
Brookfield WEC Holdings Inc.	First Lien Secured Debt - Term Loan	S+200, 0.00% Floor	1/27/2031	9,875	9,889	9,903	(15)
			Total Electric Utilities		$ 199,982	$ 201,273	
Electrical Equipment							
International Wire Group							
IW Buyer LLC	First Lien Secured Debt - Term Loan	S+510, 1.00% Floor	6/28/2029	$ 25,092	$ 24,749	$ 24,967	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+510, 1.00% Floor	6/28/2029	899	843	883	(4)(9)(12)(15)(32)
			Total Electrical Equipment		$ 25,592	$ 25,850	
Electronic Equipment, Instruments & Components							
Esdec							
Esdec Solar Group B.V.	First Lien Secured Debt - Term Loan	8.52%	8/30/2028	€ 62,693	$ 67,984	$ 36,102	(3)(4)(8)(9)(20)(30)
	First Lien Secured Debt - Term Loan	8.93%	8/30/2028	708	296	343	(8)(9)(16)(30)
					68,280	36,445	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Madison Safety							
Madison Safety & Flow LLC	First Lien Secured Debt - Term Loan	S+250, 0.00% Floor	9/26/2031	16,163	16,087	16,298	(15)
Summit							
Pinnacle Buyer LLC	First Lien Secured Debt - Term Loan	S+250, 0.00% Floor	10/1/2032	14,222	14,188	14,294	(16)
	First Lien Secured Debt - Delayed Draw	S+250, 0.00% Floor	10/1/2032	—	—	—	(12)(32)
					14,188	14,294	
			Total Electronic Equipment, Instruments & Components		$ 98,555	$ 67,037	
Energy Equipment & Services							
Camin Cargo							
Camin Cargo Control Holdings, Inc.	First Lien Secured Debt - Term Loan	S+550, 1.00% Floor	12/7/2029	$ 30,908	$ 30,407	$ 30,578	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+550, 1.00% Floor	12/7/2029	3,251	3,193	3,200	(4)(9)(12)(15)(16)(32)
	First Lien Secured Debt - Revolver	P+450, 1.00% Floor	12/7/2029	2,539	2,462	2,496	(4)(9)(12)(15)(24)(32)
					36,062	36,274	
Colonial							
Colossus AcquireCo LLC	First Lien Secured Debt - Term Loan	S+175, 0.00% Floor	7/30/2032	10,973	10,929	10,977	(16)
			Total Energy Equipment & Services		$ 46,991	$ 47,251	
Entertainment							
Chernin Entertainment							
Jewel Purchaser, Inc.	First Lien Secured Debt - Term Loan	S+560, 0.50% Floor	7/1/2027	$ 82,906	$ 82,073	$ 82,491	(4)(9)(16)
Creative Artists Agency							
Creative Artists Agency, LLC	First Lien Secured Debt - Term Loan	S+250, 0.00% Floor	10/1/2031	3,980	3,975	4,000	(15)
Entertainment Partners							
EP Purchaser, LLC	First Lien Secured Debt - Term Loan	S+361, 0.50% Floor	11/6/2028	3,751	3,692	2,699	(16)
Jagex							
Janus Bidco Limited	First Lien Secured Debt - Term Loan	S+550, 0.00% Floor	4/25/2031	62,163	60,883	61,231	(4)(8)(9)(10)(17)
	First Lien Secured Debt - Term Loan	SONIA+550, 0.00% Floor	4/25/2031	£ 1,057	1,297	1,404	(3)(4)(8)(9)(10)(18)
	First Lien Secured Debt - Delayed Draw	SONIA+600, 0.00% Floor	4/25/2031	£ —	32	(321)	(3)(4)(5)(8)(9)(10)(12)(32)
					62,212	62,314	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Warner Media							
WarnerMedia Holdings, Inc.	First Lien Secured Debt - Term Loan	S+350, 0.00% Floor	12/28/2026	41,250	41,135	41,085	(4)(8)(15)
			Total Entertainment		$ 193,087	$ 192,589	
Financial Services							
AffiniPay							
Eclipse Buyer, Inc.	First Lien Secured Debt - Term Loan	S+450, 0.50% Floor	9/8/2031	$ 22,738	$ 22,543	$ 22,681	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+475, 0.50% Floor	9/8/2031	—	(16)	(10)	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+475, 0.50% Floor	9/8/2031	—	(16)	(5)	(4)(5)(12)(32)
Eclipse Topco, Inc.	Preferred Equity - Preferred Stocks	Equity plus 12.50% PIK, 0.00% Floor	N/A	7,114,648 Shares	5,940	7,115	(4)(33)
					28,451	29,781	
Alpha FMC							
Actium Midco 3	First Lien Secured Debt - Term Loan	SONIA+475, 0.00% Floor	8/30/2031	£ 35,254	45,506	47,758	(3)(4)(8)(10)(18)
	First Lien Secured Debt - Term Loan	S+475, 0.00% Floor	8/30/2031	41,610	41,610	41,818	(4)(8)(10)(17)
	First Lien Secured Debt - Term Loan	E+475, 0.00% Floor	8/30/2031	€ 18,790	20,770	22,137	(3)(4)(8)(10)(21)
	First Lien Secured Debt - Delayed Draw	S+475, 0.00% Floor	8/30/2031	14,372	14,178	14,444	(3)(4)(8)(10)(12)(32)
	First Lien Secured Debt - Delayed Draw	SONIA+475, 0.00% Floor	8/30/2031	£ —	(138)	—	(3)(4)(5)(8)(10)(12)(32)
					121,926	126,157	
Apex Group Treasury							
Apex Group Treasury LLC	First Lien Secured Debt - Term Loan	S+350, 0.00% Floor	2/27/2032	14,616	14,547	13,812	(8)(16)
AssetMark							
GTCR Everest Borrower, LLC	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	9/5/2031	13,890	13,866	13,958	(16)
Cerity Partners							
Cerity Partners Equity Holding LLC	First Lien Secured Debt - Delayed Draw	S+450, 0.75% Floor	7/28/2031	—	(144)	(144)	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+450, 0.75% Floor	7/28/2031	832	806	806	(4)(12)(16)(32)
					662	662	

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
CFC Group							
CFC USA 2025 LLC	First Lien Secured Debt - Term Loan	S+375, 0.00% Floor	7/1/2032	28,000	27,240	27,335	(8)(10)(16)
Crete PA							
Crete PA Holdco, LLC	First Lien Secured Debt - Term Loan	S+475, 1.00% Floor	11/26/2030	23,256	23,157	23,081	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+475, 1.00% Floor	11/26/2030	23,198	22,915	22,549	(4)(12)(16)(32)
	First Lien Secured Debt - Delayed Draw	S+500, 1.00% Floor	11/26/2030	—	(155)	(474)	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	11/26/2030	—	(62)	(97)	(4)(5)(12)(32)
					45,855	45,059	
EP Wealth Advisors Inc							
EP Wealth Advisors Inc	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	10/18/2032	10,000	9,975	10,075	(16)
Evelyn							
Violin Finco Guernsey Limited	First Lien Secured Debt - Term Loan	SONIA+525, 0.00% Floor	6/24/2031	£ 68,523	86,207	91,673	(3)(4)(8)(9)(10)(18)
	First Lien Secured Debt - Delayed Draw	SONIA+525, 0.00% Floor	6/24/2031	£ —	(26)	(54)	(3)(4)(5)(8)(9)(10)(12)(32)
					86,181	91,619	
FE Fundinfo							
Tulip Bidco Limited	First Lien Secured Debt - Delayed Draw	SONIA+587, 0.00% Floor	12/13/2027	£ 41,297	52,740	51,884	(3)(4)(8)(10)(12)(18)(32)
GC Waves							
GC Waves Holdings, Inc.	First Lien Secured Debt - Term Loan	S+450, 0.75% Floor	10/4/2030	62,893	62,827	62,592	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+450, 0.75% Floor	10/4/2030	35,281	35,017	34,943	(4)(9)(12)(15)(32)
	First Lien Secured Debt - Revolver	S+450, 0.75% Floor	10/4/2030	—	(3)	(13)	(4)(5)(9)(12)(32)
					97,841	97,522	
Gen II							
PEX Holdings LLC	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	11/26/2031	20,204	20,159	20,255	(16)
Hargreaves Lansdown							
Harp Finco Limited	First Lien Secured Debt - Term Loan	SONIA+500, 0.00% Floor	3/27/2032	£ 134,986	171,592	181,954	(3)(4)(8)(10)(18)
ISIO							
Madonna Bidco Limited	First Lien Secured Debt - Term Loan	SONIA+525, 0.00% Floor	10/27/2031	£ 23,819	30,365	31,626	(3)(4)(8)(9)(10)(18)
	First Lien Secured Debt - Delayed Draw	SONIA+525, 0.00% Floor	10/27/2031	£ 248	265	236	(3)(4)(8)(9)(10)(12)(18)(32)
					30,630	31,862	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Jensen Hughes							
Jensen Hughes, Inc	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	9/1/2031	77,859	76,861	77,275	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	9/1/2031	4,239	4,078	4,035	(4)(12)(15)(16)(32)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	9/1/2031	—	(107)	(66)	(4)(5)(11)(12)(32)
					80,832	81,244	
Jones DesLauriers							
Jones DesLauriers Insurance Management Inc.	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	12/9/2032	16,000	15,960	16,040	(8)(15)
Nexity							
Evoriel	First Lien Secured Debt - Term Loan	E+500, 0.00% Floor	4/2/2031	€ 43,574	46,176	50,952	(3)(4)(8)(9)(10)(21)
	First Lien Secured Debt - Delayed Draw	E+500, 0.00% Floor	4/2/2031	€ 20,915	22,305	24,448	(3)(4)(8)(9)(10)(12)(21)(32)
					68,481	75,400	
Ocorian							
Orthrus Ltd	First Lien Secured Debt - Term Loan	S+625 Cash plus 2.75% PIK, 1.00% Floor	12/5/2031	49,734	48,714	48,988	(4)(8)(9)(10)(16)
	First Lien Secured Debt - Term Loan	SONIA+625 Cash plus 2.75% PIK, 0.00% Floor	12/5/2031	£ 18,413	23,209	24,447	(3)(4)(8)(9)(10)(18)
	First Lien Secured Debt - Term Loan	E+625 Cash plus 1.95% PIK, 0.00% Floor	12/5/2031	€ 16,449	17,227	19,041	(3)(4)(8)(9)(10)(20)
	First Lien Secured Debt - Delayed Draw	SONIA+625, 0.00% Floor	12/5/2031	£ —	54	(75)	(3)(4)(5)(8)(9)(10)(12)(32)
					89,204	92,401	
OSTTRA							
Orion US Finco	First Lien Secured Debt - Term Loan	S+350, 0.00% Floor	10/8/2032	15,000	14,927	15,088	(8)(16)
Paymentsense							
Hurricane Cleanco Limited	First Lien Secured Debt - Term Loan	SONIA+625 Cash plus 6.25% PIK, 1.00% Floor	11/21/2029	£ 53,278	63,895	71,996	(3)(4)(8)(9)(18)
PIB							
Paisley Bidco Limited	First Lien Secured Debt - Term Loan	SONIA+525, 0.00% Floor	5/7/2031	£ 83,858	104,266	109,363	(3)(4)(8)(9)(10)(18)
	First Lien Secured Debt - Term Loan	E+525, 0.00% Floor	5/7/2031	€ 28,797	30,792	32,827	(3)(4)(8)(9)(10)(21)
	First Lien Secured Debt - Delayed Draw	E+525, 0.00% Floor	5/7/2031	€ 38,624	43,975	43,915	(3)(4)(8)(9)(10)(12)(18)(21)(32)
	First Lien Secured Debt - Delayed Draw	SONIA+525, 0.00% Floor	5/7/2031	£ 2,560	3,104	2,978	(3)(4)(8)(9)(10)(12)(32)
					182,137	189,083	
PMA							
PMA Parent Holdings, LLC	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	1/31/2031	13,978	13,853	13,838	(4)(9)(16)
	First Lien Secured Debt - Revolver	S+475, 0.75% Floor	1/31/2031	—	(8)	(10)	(4)(5)(9)(12)(32)
					13,845	13,828	

See notes to consolidated financial statements

106

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Stretto							
Stretto, Inc.	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	10/13/2028	123,188	121,668	120,724	(4)(9)(15)
Strongpoint							
Howardsimon LLC	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	12/13/2030	20,965	20,862	20,703	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+475, 0.75% Floor	12/13/2030	47,891	47,737	46,843	(4)(12)(15)(16)(32)
	First Lien Secured Debt - Revolver	S+475, 0.75% Floor	12/13/2030	—	(8)	(47)	(4)(5)(12)(32)
					68,591	67,499	
Title Resource Group							
RE Closing Buyer Corp.	First Lien Secured Debt - Term Loan	S+550, 1.00% Floor	9/27/2031	131,825	129,499	129,188	(4)(8)(9)(16)
VEPF VII							
VEPF VII Holdings, L.P.	First Lien Secured Debt - Term Loan	S+450, 0.00% Floor	2/28/2028	19,340	19,298	19,603	(4)(8)(16)
Wealth Enhancement Group							
Wealth Enhancement Group, LLC	First Lien Secured Debt - Delayed Draw	S+450, 1.00% Floor	10/2/2028	—	—	(54)	(4)(5)(12)(32)
WHP Global							
WH Borrower, LLC	First Lien Secured Debt - Term Loan	S+450, 0.50% Floor	2/20/2032	56,566	56,027	56,906	(16)
			Total Financial Services	$	1,646,029	$ 1,690,881	
Food Products							
Froneri							
Froneri US, Inc	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	9/30/2031	$ 13,167	$ 13,067	$ 13,177	(8)(17)
	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	9/30/2032	9,500	9,479	9,513	(8)(17)
					22,546	22,690	
Nutpods							
Green Grass Foods, Inc.	First Lien Secured Debt - Term Loan	S+500, 1.00% Floor	12/26/2029	3,675	3,621	3,620	(4)(9)(16)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	12/26/2029	—	(17)	(19)	(4)(5)(9)(12)(32)
Nutpods Holdings, Inc.	Common Equity - Stock	N/A	N/A	125 Shares	125	92	(4)(9)(33)
					3,729	3,693	
Patriot Pickle							
Patriot Foods Buyer, Inc.	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	12/24/2029	6,452	6,359	6,404	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+525, 1.00% Floor	12/22/2029	826	809	807	(4)(9)(12)(16)(32)
	First Lien Secured Debt - Revolver	S+525, 1.00% Floor	12/22/2029	298	286	291	(4)(9)(12)(16)(32)
					7,454	7,502	
Tate & Lyle							
Primary Products Finance LLC	First Lien Secured Debt - Term Loan	S+325, 0.50% Floor	4/1/2029	6,483	6,351	6,415	(16)
			Total Food Products	$	40,080	$ 40,300	

See notes to consolidated financial statements

107

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]		Cost [34]		Fair Value [1][35]		
Gas Utilities										
Venture Global										
CP2 LNG Holdings, LLC	First Lien Secured Debt - Term Loan	S+350, 0.00% Floor	7/28/2028	$	31,250	$	30,466	$	30,313	(4)(8)(15)
				Total Gas Utilities		$	30,466	$	30,313	
Ground Transportation										
Boasso										
Channelside AcquisitionCo, Inc.	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	6/30/2028	$	39,526	$	38,933	$	39,131	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+475, 0.75% Floor	6/30/2028		—		(8)		(40)	(4)(5)(9)(12)(32)
	First Lien Secured Debt - Revolver	S+475, 0.75% Floor	3/31/2028		326		325		287	(4)(9)(12)(16)(32)
							39,250		39,378	
First Student										
First Student Bidco Inc.	First Lien Secured Debt - Term Loan	S+250, 0.00% Floor	8/15/2030		7,593		7,589		7,628	(16)
	First Lien Secured Debt - Term Loan	S+250, 0.50% Floor	8/15/2030		1,806		1,805		1,813	(16)
							9,394		9,441	
Genesee & Wyoming										
Genesee & Wyoming Inc.	First Lien Secured Debt - Term Loan	S+175, 0.00% Floor	4/10/2031		56,047		55,841		56,108	(16)
Olympus Terminals										
Olympus Terminals Holdco II LLC	First Lien Secured Debt - Term Loan	S+525, 0.75% Floor	12/17/2030		36,882		36,246		36,425	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+525, 0.75% Floor	12/17/2030		—		(100)		(149)	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+525, 0.75% Floor	12/17/2030		—		(168)		(124)	(4)(5)(12)(32)
							35,978		36,152	
Student Transportation of America										
Student Transportation of America Holdings Inc	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	6/24/2032		7,761		7,723		7,794	(16)
Transportation Insight										
TI Intermediate Holdings, LLC	First Lien Secured Debt - Term Loan	8.32%	6/18/2027		7,473		7,466		5,081	(4)(16)(30)
	First Lien Secured Debt - Term Loan	1.00%	6/18/2027		8		—		8	(4)(16)(30)(32)
	First Lien Secured Debt - Revolver	8.32%	6/18/2027		—		(8)		—	(4)(5)(12)(30)(32)
							7,458		5,089	
				Total Ground Transportation		$	155,644	$	153,962	
Health Care Equipment & Supplies										
Bausch Health										
Bausch + Lomb Corporation	First Lien Secured Debt - Term Loan	S+425, 0.00% Floor	1/15/2031	$	17,223	$	17,149	$	17,426	(8)(15)
Corpuls										
Heartbeat BidCo GmbH	First Lien Secured Debt - Term Loan	E+650, 0.50% Floor	6/28/2030	€	20,000		21,517		23,386	(3)(4)(8)(9)(20)
	First Lien Secured Debt - Delayed Draw	E+650, 0.50% Floor	6/28/2030	€	—		(26)		(57)	(3)(4)(5)(8)(9)(10)(12)(32)
							21,491		23,329	

See notes to consolidated financial statements

108

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Medline							
Medline Borrower LP	First Lien Secured Debt - Term Loan	S+175, 0.50% Floor	10/23/2028	14,481	14,486	14,541	(15)
Resonetics							
Resonetics, LLC	First Lien Secured Debt - Term Loan	S+275, 0.75% Floor	6/18/2031	9,875	9,875	9,907	(16)
Vantive							
Spruce Bidco II Inc.	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	1/30/2032	116,273	114,696	115,401	(4)(9)(17)
	First Lien Secured Debt - Term Loan	C+475, 0.75% Floor	1/30/2032	C$ 21,050	14,311	15,336	(3)(4)(9)(27)
	First Lien Secured Debt - Term Loan	T+500, 0.75% Floor	1/30/2032	¥ 2,250,614	14,499	14,333	(3)(4)(9)(28)
	First Lien Secured Debt - Revolver	S+475, 0.75% Floor	1/30/2032	—	(346)	(198)	(4)(5)(9)(12)(32)
					143,160	144,872	
Zeus							
Zeus Company LLC	First Lien Secured Debt - Term Loan	S+600 Cash plus 3.00% PIK, 0.75% Floor	2/28/2031	54,045	53,488	50,127	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+550, 0.75% Floor	2/28/2031	4,996	4,910	4,270	(4)(9)(12)(16)(32)
	First Lien Secured Debt - Revolver	S+550, 0.75% Floor	2/28/2030	—	(79)	(547)	(4)(5)(9)(12)(32)
					58,319	53,850	
			Total Health Care Equipment & Supplies		$ 264,480	$ 263,925	
Health Care Providers & Services							
Advarra							
Advarra Holdings, Inc.	First Lien Secured Debt - Term Loan	S+450, 0.75% Floor	9/15/2031	$ 217,165	$ 216,219	$ 216,079	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+450, 0.75% Floor	9/15/2031	—	(25)	(62)	(4)(5)(9)(12)(32)
					216,194	216,017	
Affordable Care							
ACI Group Holdings, Inc.	First Lien Secured Debt - Term Loan	S+285 Cash plus 3.25% PIK, 0.75% Floor	8/2/2028	5,088	5,088	4,376	(4)(16)
All Star Healthcare							
All Star Recruiting Locums, LLC	First Lien Secured Debt - Term Loan	S+550, 1.00% Floor	5/1/2030	6,852	6,746	6,818	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+550, 1.00% Floor	5/1/2030	1,730	1,704	1,722	(4)(9)(16)
	First Lien Secured Debt - Revolver	S+550, 1.00% Floor	5/1/2030	761	742	754	(4)(9)(12)(15)(16)(32)
					9,192	9,294	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Allied Benefit Systems							
Allied Benefit Systems Intermediate LLC	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	10/31/2030	159,043	157,782	158,248	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	10/31/2030	—	(24)	(48)	(4)(5)(9)(12)(32)
					157,758	158,200	
Athenahealth							
Athenahealth Group Inc.	First Lien Secured Debt - Term Loan	S+275, 0.50% Floor	2/15/2029	26,715	26,516	26,799	(15)
CorroHealth							
Coding Solutions Acquisition Inc	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	8/7/2031	43,539	43,008	42,885	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	8/7/2031	—	(92)	(99)	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	8/7/2031	—	(42)	(52)	(4)(5)(12)(32)
					42,874	42,734	
Dental Care Alliance							
DCA Investment Holding LLC	First Lien Secured Debt - Term Loan	12.40%	4/3/2028	2,397	2,397	1,822	(4)(17)(30)
Eating Recovery Center							
ERC Topco Holdings, LLC	First Lien Secured Debt - Term Loan	10.43%	3/29/2030	11,004	31,138	3,741	(4)(16)(30)
	First Lien Secured Debt - Term Loan	9.43%	3/31/2030	107	—	107	(4)(16)(30)
	First Lien Secured Debt - Revolver	9.43%	3/31/2030	1,921	3,979	1,921	(4)(16)(30)(32)
					35,117	5,769	
EmpiRx Health							
EmpiRx Health LLC	First Lien Secured Debt - Term Loan	S+475, 1.00% Floor	8/5/2029	20,000	19,808	19,800	(4)(16)
Ensemble Health							
Ensemble RCM, LLC	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	8/1/2029	46,798	46,636	47,082	(16)
ExactCare							
ExactCare Parent, Inc.	First Lien Secured Debt - Term Loan	S+550, 1.00% Floor	11/5/2029	39,864	39,088	39,864	(4)(9)(16)
	First Lien Secured Debt - Revolver	S+550, 1.00% Floor	11/5/2029	—	(79)	—	(4)(5)(9)(12)(32)
					39,009	39,864	
ExamWorks							
Electron BidCo Inc.	First Lien Secured Debt - Term Loan	S+250, 0.50% Floor	11/1/2028	28,261	28,256	28,441	(15)
	First Lien Secured Debt - Revolver	S+375, 0.00% Floor	8/2/2028	—	(116)	(135)	(4)(5)(12)(32)
					28,140	28,306	

See notes to consolidated financial statements

110

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Exemplar Healthcare							
EHC Holdings Holdco Limited	First Lien Secured Debt - Term Loan	SONIA+550, 0.00% Floor	9/30/2031	£ 48,000	63,063	63,569	(3)(4)(8)(10)(18)
	First Lien Secured Debt - Delayed Draw	SONIA+550, 0.00% Floor	9/30/2031	£ 2,400	2,817	2,669	(3)(4)(8)(10)(12)(18)(32)
					65,880	66,238	
Hanger							
Hanger, Inc.	First Lien Secured Debt - Term Loan	S+350, 0.00% Floor	10/23/2031	25,499	25,409	25,615	(15)
	First Lien Secured Debt - Delayed Draw	S+350, 0.00% Floor	10/23/2031	1,945	1,923	1,954	(12)(15)(32)
					27,332	27,569	
MyDentist							
SPARKLE BIDCO LIMITED	First Lien Secured Debt - Term Loan	SONIA+525, 0.00% Floor	10/14/2032	£ 87,479	114,918	116,149	(3)(4)(8)(10)(18)
	First Lien Secured Debt - Delayed Draw	SONIA+525, 0.00% Floor	10/14/2032	£ 3,683	4,647	4,499	(3)(4)(8)(10)(12)(18)(32)
					119,565	120,648	
Omega Healthcare							
OMH-Healthedge Holdings, Inc.	First Lien Secured Debt - Term Loan	S+450, 1.00% Floor	4/1/2030	249,136	248,522	247,891	(16)
	First Lien Secured Debt - Revolver	S+450, 1.00% Floor	4/1/2030	—	(110)	(189)	(4)(5)(9)(12)(32)
					248,412	247,702	
One Call Medical							
One Call Corporation	First Lien Secured Debt - Term Loan	S+575, 0.50% Floor	9/10/2030	251,344	247,761	247,573	(4)(15)(16)
	First Lien Secured Debt - Revolver	S+475, 0.50% Floor	9/10/2030	—	(280)	(298)	(4)(5)(12)(32)
					247,481	247,275	
Patterson Companies							
Paradigm Parent, LLC	First Lien Secured Debt - Term Loan	S+450, 0.00% Floor	4/16/2032	19,283	16,991	17,032	(16)
Practice Plus Group							
Practice Plus Group Bidco Limited / Practice Plus Group Holdings Limited	First Lien Secured Debt - Term Loan	SONIA+600, 0.50% Floor	11/19/2029	£ 11,111	13,256	14,678	(3)(4)(8)(9)(18)
Radiology Partners							
Radiology Partners, Inc.	First Lien Secured Debt - Term Loan	S+450, 0.00% Floor	6/30/2032	26,933	26,715	26,918	(16)
Rarebreed							
Rarebreed Veterinary Partners, Inc.	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	4/18/2030	14,890	14,660	14,666	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+525, 1.00% Floor	4/18/2030	33,294	33,020	32,754	(4)(9)(12)(15)(32)
	First Lien Secured Debt - Revolver	S+525, 1.00% Floor	4/18/2030	—	(84)	(87)	(4)(5)(9)(12)(32)
					47,596	47,333	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Schoen Klinik							
Schoen Klinik SE	First Lien Secured Debt - Term Loan	E+450, 0.00% Floor	1/12/2031	€ 101,000	116,009	117,508	(3)(4)(8)(10)(20)
Smile Brands							
Smile Brands Inc.	First Lien Secured Debt - Term Loan	9.92%	10/12/2027	7,748	7,748	6,644	(4)(17)(30)
Southern Veterinary Partners							
Southern Veterinary Partners, LLC	First Lien Secured Debt - Term Loan	S+250, 0.00% Floor	12/4/2031	32,336	32,244	32,334	(16)
Team Select							
TS Investors, LLC	First Lien Secured Debt - Term Loan	S+475, 1.00% Floor	5/4/2029	16,735	16,495	16,651	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+475, 1.00% Floor	5/4/2029	5,826	5,764	5,793	(4)(9)(12)(15)(32)
	First Lien Secured Debt - Revolver	S+475, 1.00% Floor	5/4/2029	—	(23)	(9)	(4)(5)(9)(12)(32)
					22,236	22,435	
Tivity Health							
Tivity Health, Inc.	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	6/28/2029	111,293	110,350	111,293	(4)(9)(15)
US Fertility							
US Fertility Enterprises, LLC	First Lien Secured Debt - Term Loan	S+350, 0.00% Floor	12/10/2032	16,066	15,985	16,146	(9)(16)
	First Lien Secured Debt - Delayed Draw	S+350, 0.00% Floor	12/10/2032	—	(12)	—	(5)(9)(32)
					15,973	16,146	
US RADIOLOGY SPECIALISTS							
Lumexa Imaging, Inc	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	12/13/2032	11,000	10,973	11,089	(8)(16)
			Total Health Care Providers & Services		$ 1,757,490	$ 1,732,905	
Health Care Technology							
CNSI							
Acentra Holdings, LLC	First Lien Secured Debt - Term Loan	S+550, 0.50% Floor	12/17/2029	$ 37,321	$ 36,519	$ 37,321	(4)(9)(16)
	First Lien Secured Debt - Term Loan	S+575, 0.50% Floor	12/17/2029	2,905	2,863	2,905	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+550, 0.50% Floor	12/17/2029	—	(39)	—	(4)(5)(9)(12)(32)
	First Lien Secured Debt - Revolver	S+550, 0.50% Floor	12/17/2029	—	(82)	—	(4)(5)(9)(12)(32)
					39,261	40,226	
Datavant							
CT Technologies Intermediate Holdings	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	9/2/2031	178,321	176,626	176,538	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+475, 0.75% Floor	9/2/2031	22,654	22,407	22,301	(4)(15)(32)
	First Lien Secured Debt - Delayed Draw	S+475, 0.75% Floor	8/30/2031	—	—	(78)	(4)(5)(32)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	9/2/2031	—	(140)	—	(4)(5)(12)(32)
					198,893	198,761	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
DXC							
Wisdom Purchaser, LLC	First Lien Secured Debt - Term Loan	S+450, 0.50% Floor	7/24/2032	49,844	49,606	49,595	(4)(16)
	First Lien Secured Debt - Revolver	S+450, 0.50% Floor	7/24/2032	—	(24)	(26)	(4)(5)(12)(32)
					49,582	49,569	
Gainwell							
Gainwell Acquisition Corp.	First Lien Secured Debt - Term Loan	S+410, 0.75% Floor	10/1/2027	118,108	116,048	116,248	(16)
MRO Parent Corporation							
MRO Parent Corporation	First Lien Secured Debt - Term Loan	S+450, 0.75% Floor	6/9/2032	25,492	25,132	25,236	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+450, 0.75% Floor	6/9/2032	—	(48)	(22)	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+450, 0.75% Floor	6/9/2032	—	(25)	(22)	(4)(5)(12)(32)
					25,059	25,192	
Novotech							
Novotech SG Holdings Pte. Ltd./ Novotech Aus Bidco Pty Ltd/Novotech Holdings USA LLC	First Lien Secured Debt - Term Loan	S+500, 0.50% Floor	6/27/2031	42,857	42,410	42,373	(4)(8)(9)(17)
	First Lien Secured Debt - Delayed Draw	S+500, 0.50% Floor	6/27/2031	1,857	1,786	1,776	(4)(8)(9)(12)(17)(32)
					44,196	44,149	
Press Ganey							
Azalea TopCo, Inc.	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	4/30/2031	4,581	4,585	4,595	(15)
Suvoda							
Goldeneye Parent, LLC	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	3/31/2032	87,785	87,396	88,004	(4)(15)
	First Lien Secured Debt - Revolver	S+475, 0.75% Floor	3/31/2032	—	(57)	—	(4)(5)(12)(32)
					87,339	88,004	
Wellsky							
Project Ruby Ultimate Parent Corp.	First Lien Secured Debt - Term Loan	S+286, 0.00% Floor	3/10/2028	20,758	20,707	20,838	(15)
		Total Health Care Technology			$ 585,670	$ 587,582	
Hotels, Restaurants & Leisure							
Allwyn Entertainment Financing US LLC							
Allwyn Entertainment Financing US LLC	First Lien Secured Debt - Delayed Draw	S+250, 0.00% Floor	11/24/2032	$ —	$ (1,600)	$ (1,200)	(5)(8)(32)
Aston							
Accommodations Plus Technologies LLC	First Lien Secured Debt - Revolver	S+425, 0.75% Floor	5/28/2032	—	—	(114)	(4)(5)(9)(12)(32)
Caesars Entertainment							
Caesars Entertainment, Inc.	First Lien Secured Debt - Term Loan	S+225, 0.50% Floor	2/6/2031	21,246	21,278	21,087	(8)(15)

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Crunch Fitness							
Crunch Fitness Merger Sub, LLC	First Lien Secured Debt - Term Loan	S+450, 0.75% Floor	9/26/2031	176,223	176,212	176,664	(4)(15)
	First Lien Secured Debt - Revolver	S+475, 0.75% Floor	9/26/2031	—	(108)	—	(4)(5)(12)(32)
					176,104	176,664	
Delivery Hero							
Delivery Hero Finco Germany GmbH	First Lien Secured Debt - Term Loan	K+500, 0.50% Floor	12/12/2029	₩ 194,831,194	139,176	136,262	(3)(8)(9)(19)
Delivery Hero Finco LLC	First Lien Secured Debt - Term Loan	S+500, 0.50% Floor	12/12/2029	4,962	4,918	4,989	(8)(9)(16)
Delivery Hero SE	Unsecured Debt - Convertible Bond	3.25%	2/21/2030	€ 9,100	10,398	10,417	(3)(8)(9)
					154,492	151,668	
Endeavor							
Endeavor Operating Co LLC	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	3/24/2032	54,725	54,766	55,108	(15)
	First Lien Secured Debt - Term Loan	S+375, 0.00% Floor	3/24/2028	40,607	40,423	40,607	(4)(15)
					95,189	95,715	
Fertitta Entertainment							
Fertitta Entertainment LLC/NV	First Lien Secured Debt - Term Loan	S+325, 0.50% Floor	1/27/2029	37,003	36,988	37,036	(15)
Flutter Entertainment							
Flutter Entertainment PLC	First Lien Secured Debt - Term Loan	S+200, 0.50% Floor	6/4/2032	3,980	3,970	3,986	(8)(16)
FLYNN RESTAURANT GROUP							
Flynn Restaurant Group LP	First Lien Secured Debt - Term Loan	S+375, 0.00% Floor	1/28/2032	6,965	6,932	7,002	(15)
Intralot Capital Luxembourg SA							
Intralot Capital Luxembourg SA	First Lien Secured Debt - Term Loan	SONIA+550, 0.00% Floor	9/18/2031	£ 86,000	113,185	113,605	(3)(4)(8)(10)(18)
JOA							
Joker Holdco 3 S.a r.l.	First Lien Secured Debt - Term Loan	E+600, 0.00% Floor	4/19/2031	€ 126,725	132,847	147,810	(3)(4)(8)(9)(10)(21)
Nottingham Forest FC							
Nottingham Forest Football Club Limited	First Lien Secured Debt - Term Loan	8.75%	12/27/2027	£ 24,063	30,067	32,273	(3)(4)(8)(10)
OpenBet							
OB Global Openbet Holdings 2 LLC	First Lien Secured Debt - Term Loan	S+600, 1.50% Floor	9/24/2029	78,094	77,249	77,313	(4)(16)
PARS							
PARS Group LLC	First Lien Secured Debt - Term Loan	S+685, 1.50% Floor	4/3/2028	8,636	8,574	8,032	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+675, 1.50% Floor	4/3/2028	—	—	(67)	(4)(5)(9)(32)
					8,574	7,965	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Scientific Games Lottery							
Scientific Games Holdings LP	First Lien Secured Debt - Term Loan	S+300, 0.50% Floor	4/4/2029	47,567	47,237	46,794	(16)
Sky Zone							
CircusTrix Holdings LLC	First Lien Secured Debt - Term Loan	S+675, 1.00% Floor	7/18/2028	12,298	12,122	12,052	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+675, 1.00% Floor	7/18/2028	3,245	3,196	3,181	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+675, 1.00% Floor	7/18/2028	323	312	306	(4)(9)(12)(15)(32)
					15,630	15,539	
Sports Invest							
Sports Invest Holdings Ltd.	First Lien Secured Debt - Term Loan	10.25%	10/3/2029	£ 40,000	50,583	52,975	(3)(4)(8)(10)
Walter's Wedding							
WH BorrowerCo, LLC	First Lien Secured Debt - Term Loan	S+500, 1.00% Floor	8/2/2030	25,827	25,513	25,246	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+500, 1.00% Floor	8/2/2030	6,902	6,731	6,572	(4)(9)(12)(16)(32)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	8/2/2030	1,049	996	947	(4)(9)(12)(16)(32)
					33,240	32,765	
			Total Hotels, Restaurants & Leisure		$ 1,001,965	$ 1,018,883	
Household Durables							
HOV							
K Hovnanian Enterprises Inc	First Lien Secured Debt - Revolver	S+450, 3.00% Floor	6/30/2028	$ —	$ (6,804)	$ (6,875)	(4)(5)(9)(12)(32)
Polywood							
Poly-Wood, LLC	First Lien Secured Debt - Term Loan	S+488, 1.00% Floor	3/20/2030	153,660	151,302	152,891	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+488, 1.00% Floor	3/20/2030	—	(184)	(115)	(4)(5)(9)(12)(32)
	First Lien Secured Debt - Revolver	S+488, 1.00% Floor	3/20/2030	—	(368)	(115)	(4)(5)(9)(12)(32)
					150,750	152,661	
Restoration Hardware							
Restoration Hardware, Inc.	First Lien Secured Debt - Term Loan	S+261, 0.50% Floor	10/20/2028	24,629	24,104	24,343	(8)(15)
Weber-Stephen Products							
Weber-Stephen Products LLC	First Lien Secured Debt - Term Loan	S+375, 0.00% Floor	10/1/2032	31,500	31,266	31,586	(16)
			Total Household Durables		$ 199,316	$ 201,715	

See notes to consolidated financial statements

115

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Household Products							
Culligan							
AI Aqua Merger Sub, Inc.	First Lien Secured Debt - Term Loan	S+300, 0.50% Floor	7/31/2028	$ 3,990	$ 3,989	$ 4,003	(15)(16)
Ergotron							
Ergotron Acquisition, LLC	First Lien Secured Debt - Term Loan	S+525, 0.75% Floor	7/6/2028	8,831	8,744	8,764	(4)(15)
Ergotron Investments, LLC	Common Equity - Equity Unit	N/A	N/A	500 Units	50	43	(4)(33)
					8,794	8,807	
Tranzonic							
TZ Buyer LLC	First Lien Secured Debt - Term Loan	S+610, 0.75% Floor	8/14/2028	40,457	39,738	40,053	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+610, 0.75% Floor	8/14/2028	55,229	54,526	54,677	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+610, 0.75% Floor	8/14/2028	394	387	388	(4)(9)(12)(15)(32)
TZ Parent LLC	Common Equity - Equity Unit	N/A	N/A	50 Units	50	76	(4)(9)(33)
					94,701	95,194	
			Total Household Products		$ 107,484	$ 108,004	
Independent Power & Renewable Electricity Producers							
Calpine Corporation							
Calpine Corporation	First Lien Secured Debt - Term Loan	S+175, 0.00% Floor	1/31/2031	$ 14,862	$ 14,860	$ 14,878	(15)
Cogentrix							
Cogentrix Finance Holdco I LLC	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	2/26/2032	13,725	13,694	13,828	(15)
NextEra Energy							
XPLR Infrastructure Operating Partners LP	Unsecured Debt - Corporate Bond	8.38%	1/15/2031	10	10	11	(8)
	Unsecured Debt - Corporate Bond	8.63%	3/15/2033	10	10	10	(8)
	Unsecured Debt - Corporate Bond	4.50%	9/15/2027	10	10	10	(8)
					30	31	
			Total Independent Power & Renewable Electricity Producers		$ 28,584	$ 28,737	
Industrial Conglomerates							
Fortis Fire							
Fortis Fire & Safety Holdings LP	Common Equity - Equity Unit	N/A	N/A	9 Units	$ 90	$ 112	(4)(9)(33)
			Total Industrial Conglomerates		$ 90	$ 112	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Insurance							
Acrisure							
Acrisure LLC	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	6/20/2032	$ 4,975	$ 4,963	$ 4,987	(15)
Alera Group							
Alera Group Intermediate Holdings, Inc.	First Lien Secured Debt - Term Loan	S+325, 0.50% Floor	5/30/2032	34,414	34,253	34,618	(9)(15)
Alliant							
Alliant Holdings Intermediate, LLC	First Lien Secured Debt - Term Loan	S+250, 0.00% Floor	9/19/2031	40,495	40,319	40,632	(15)
Amwins							
AmWINS Group, Inc.	First Lien Secured Debt - Term Loan	S+225, 0.75% Floor	1/30/2032	23,790	23,765	23,885	(15)
Ardonagh							
Ardonagh Group Finco Pty Ltd	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	2/15/2031	34,738	34,567	34,731	(8)(16)(17)
Asurion							
Asurion, LLC	First Lien Secured Debt - Term Loan	S+425, 0.00% Floor	9/19/2030	18,271	18,150	18,287	(15)
Broadstreet Partners							
BroadStreet Partners, Inc.	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	6/13/2031	10,559	10,551	10,606	(15)
Galway							
Galway Borrower LLC	First Lien Secured Debt - Term Loan	S+450, 0.75% Floor	9/29/2028	33,614	33,416	33,698	(9)(16)
	First Lien Secured Debt - Delayed Draw	S+450, 0.75% Floor	9/29/2028	1,319	1,308	1,319	(4)(9)(12)(16)(32)
	First Lien Secured Debt - Revolver	S+450, 0.75% Floor	9/29/2028	524	504	524	(4)(9)(12)(16)(32)
					35,228	35,541	
Higginbotham							
HIG Intermediate, Inc.	Preferred Equity - Cumulative Preferred	N/A	N/A	50,000 Shares	49	50	(4)(33)
Higginbotham Insurance Agency, Inc.	First Lien Secured Debt - Term Loan	S+450, 1.00% Floor	6/11/2031	138,425	138,164	137,733	(15)
	First Lien Secured Debt - Delayed Draw	S+450, 1.00% Floor	6/11/2031	—	(141)	(190)	(4)(5)(12)(32)
					138,072	137,593	
Hilb Group							
Thg Acquisition, LLC	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	10/31/2031	89,254	88,476	88,362	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+475, 0.75% Floor	10/31/2031	5,815	5,704	5,615	(4)(9)(12)(15)(32)
	First Lien Secured Debt - Revolver	S+475, 0.75% Floor	10/31/2031	1,317	1,233	1,217	(4)(9)(12)(15)(32)
					95,413	95,194	
Howden Group							
HIG Finance 2 Limited	First Lien Secured Debt - Term Loan	S+275, 0.50% Floor	4/18/2030	9,949	9,904	9,988	(8)(16)
Hyperion Refinance Sarl	First Lien Secured Debt - Term Loan	S+275, 0.50% Floor	2/15/2031	61,114	60,816	61,338	(8)(15)
	First Lien Secured Debt - Delayed Draw	S+475, 0.50% Floor	2/15/2031	101,200	99,276	101,200	(4)(8)(10)(12)(16)(32)
					169,996	172,526	

See notes to consolidated financial statements

117

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Hub International							
Hub International Limited	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	6/20/2030	21,129	21,153	21,263	(16)
ISC							
IRIS Specialty Acquisition LLC	First Lien Secured Debt - Term Loan	S+450, 0.50% Floor	11/20/2032	214,754	213,698	213,680	(4)(8)(16)
	First Lien Secured Debt - Delayed Draw	S+450, 0.50% Floor	11/20/2032	—	(89)	(90)	(4)(5)(8)(32)
	First Lien Secured Debt - Revolver	S+450, 0.50% Floor	11/20/2032	—	(157)	(159)	(4)(5)(8)(11)(12)(32)
					213,452	213,431	
Keystone							
Koala Investment Holdings, Inc.	First Lien Secured Debt - Term Loan	S+425, 0.75% Floor	8/29/2032	95,436	94,517	94,482	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+450, 0.75% Floor	8/29/2032	—	(88)	(184)	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+450, 0.75% Floor	8/29/2032	—	(78)	(82)	(4)(5)(12)(32)
					94,351	94,216	
OneDigital							
OneDigital Borrower LLC	First Lien Secured Debt - Term Loan	S+300, 0.50% Floor	7/2/2031	2,985	2,992	2,996	(16)
Patriot Growth Insurance Services							
Patriot Growth Insurance Services, LLC	First Lien Secured Debt - Term Loan	S+515, 0.75% Floor	10/16/2028	31,489	31,489	31,489	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	10/16/2028	5,952	5,913	5,952	(4)(16)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	10/16/2028	—	—	—	(4)(12)(32)
					37,402	37,441	
Safe-Guard							
SG Acquisition, Inc.	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	4/3/2030	90,030	89,032	90,030	(4)(9)(16)
	First Lien Secured Debt - Revolver	S+475, 0.75% Floor	4/3/2030	—	(41)	(29)	(4)(5)(9)(12)(32)
					88,991	90,001	
Sedgwick							
Sedgwick Claims Management Services, Inc.	First Lien Secured Debt - Term Loan	S+250, 0.00% Floor	7/31/2031	11,467	11,443	11,516	(15)
Truist							
Truist Insurance Holdings, LLC	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	5/6/2031	32,649	32,578	32,744	(16)
	First Lien Secured Debt - Revolver	S+325, 0.00% Floor	5/6/2029	—	(381)	(435)	(4)(5)(12)(32)
					32,197	32,309	
				Total Insurance	$ 1,107,258	$ 1,111,773	
Interactive Media & Services							
Adevinta							
Aurelia Netherlands BV	First Lien Secured Debt - Term Loan	E+475, 0.00% Floor	5/29/2031	€ 212,000	$ 232,112	$ 249,765	(3)(4)(8)(9)(10)(21)
Twitter							
X Corp	First Lien Secured Debt - Term Loan	9.50%	10/26/2029	56,512	55,010	56,422	
	First Lien Secured Debt - Term Loan	S+675, 0.50% Floor	10/26/2029	29,650	29,056	29,195	(17)
					84,066	85,617	
				Total Interactive Media & Services	$ 316,178	$ 335,382	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
IT Services							
Astek							
FINANCIERE ASTEK	First Lien Secured Debt - Term Loan	E+675, 0.00% Floor	4/25/2031	€ 50,293	$ 52,758	$ 58,366	(3)(4)(8)(9)(10)(20)
	First Lien Secured Debt - Delayed Draw	E+675, 0.00% Floor	4/25/2031	€ 20,626	21,637	23,933	(3)(4)(8)(9)(10)(12)(20)(32)
					74,395	82,299	
Avenu Insights							
ACP Avenu Buyer, LLC	First Lien Secured Debt - Term Loan	S+475, 1.00% Floor	10/2/2029	14,586	14,397	14,440	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+475, 1.00% Floor	10/2/2029	2,658	2,569	2,536	(4)(9)(12)(16)(32)
	First Lien Secured Debt - Revolver	S+525, 1.00% Floor	10/2/2029	—	(61)	(61)	(4)(5)(9)(12)(32)
					16,905	16,915	
Genesys Cloud							
Greeneden U.S. Holdings II, LLC	First Lien Secured Debt - Term Loan	S+250, 0.00% Floor	1/30/2032	5,250	5,230	5,246	(15)
GrayMatter							
Genius Bidco LLC	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	5/1/2030	4,570	4,499	4,478	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+525, 1.00% Floor	5/1/2030	—	(12)	(34)	(4)(5)(9)(12)(32)
	First Lien Secured Debt - Revolver	S+525, 1.00% Floor	5/1/2030	155	138	132	(4)(9)(12)(16)(32)
Genius Bidco LLC	Common Equity - Equity Unit	N/A	N/A	773 Units	77	48	(4)(9)(33)
					4,702	4,624	
Vensure							
Vensure Employer Services, Inc.	First Lien Secured Debt - Term Loan	S+500, 0.50% Floor	9/27/2031	158,960	157,693	156,575	(16)
	First Lien Secured Debt - Delayed Draw	S+500, 0.50% Floor	9/27/2031	—	(36)	(38)	(4)(5)(9)(12)(32)
					157,657	156,537	
Version 1							
Investment Company 24 Bidco Limited	First Lien Secured Debt - Term Loan	SONIA+490, 0.00% Floor	7/11/2029	£ 6,559	7,692	8,797	(3)(4)(8)(9)(18)
	First Lien Secured Debt - Term Loan	E+490, 0.00% Floor	7/11/2029	€ 4,029	3,994	4,711	(3)(4)(8)(9)(20)
	First Lien Secured Debt - Delayed Draw	SONIA+490, 0.00% Floor	7/11/2029	£ 2,248	2,630	2,728	(3)(4)(8)(9)(12)(18)(32)
	First Lien Secured Debt - Delayed Draw	E+575, 0.00% Floor	7/11/2029	€ —	—	(32)	(3)(4)(5)(8)(9)(10)(12)(32)
					14,316	16,204	
VikingCloud							
Bullcave Limited	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	8/6/2030	20,789	20,535	20,634	(4)(16)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	8/6/2030	2,632	2,585	2,602	(4)(12)(16)(32)
					23,120	23,236	
				Total IT Services	$ 296,325	$ 305,061	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Leisure Products							
Bowlero							
Kingpin Intermediate Holdings LLC	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	9/22/2032	$ 13,054	$ 12,959	$ 12,826	(8)(15)
	First Lien Secured Debt - Corporate Bond	7.25%	10/15/2032	15,042	14,523	14,263	(8)
					27,482	27,089	
Lime							
Neutron Holdings, Inc.	First Lien Secured Debt - Term Loan	10.00%	9/30/2026	75,000	74,583	75,000	(4)(9)
Peloton							
Peloton Interactive, Inc.	First Lien Secured Debt - Term Loan	S+550, 0.00% Floor	5/30/2029	81,579	81,030	82,395	(8)(15)
			Total Leisure Products		$ 183,095	$ 184,484	
Life Sciences Tools & Services							
Cambrex							
Cambrex Corp.	First Lien Secured Debt - Term Loan	S+450, 0.75% Floor	3/5/2032	$ 116,518	$ 115,508	$ 116,518	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+475, 0.75% Floor	3/5/2032	—	—	—	(4)(12)(32)
	First Lien Secured Debt - Delayed Draw	S+475, 0.75% Floor	3/6/2032	—	(77)	—	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+450, 0.75% Floor	3/5/2032	872	737	872	(4)(12)(15)(32)
					116,168	117,390	
Curia							
Curia Global, Inc.	First Lien Secured Debt - Term Loan	S+300 Cash plus 3.25% PIK, 0.00% Floor	12/6/2029	204,841	201,838	199,208	(4)(16)
Parexel							
Parexel International Corporation	First Lien Secured Debt - Term Loan	S+275, 0.50% Floor	12/12/2031	58,319	58,170	58,586	(15)
			Total Life Sciences Tools & Services		$ 376,176	$ 375,184	
Machinery							
Alliance Laundry Systems							
Alliance Laundry Systems LLC	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	8/19/2031	$ 16,775	$ 16,733	$ 16,867	(15)(16)
Arrowhead Engineered Products							
Arrowhead Holdco Company	First Lien Secured Debt - Term Loan	S+265 Cash plus 2.75% PIK, 0.75% Floor	8/31/2028	10,444	10,444	7,755	(4)(16)
Carlisle Fluid Technologies							
LSF12 Donnelly Bidco, LLC	First Lien Secured Debt - Term Loan	S+650, 1.00% Floor	10/2/2029	14,663	14,407	14,418	(4)(9)(15)

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Circor							
Cube Industrials Buyer, Inc.	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	10/17/2031	24,317	24,225	24,504	(9)(16)
Duravant							
Engineered Machinery Holdings, Inc.	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	11/26/2032	20,000	19,907	20,153	(16)
Husky Holdings LLC							
Husky Holdings LLC	First Lien Secured Debt - Delayed Draw	S+375, 0.00% Floor	2/15/2029	—	—	—	(8)(12)(32)
Husky Technologies							
Titan Acquisition Ltd of Canada	First Lien Secured Debt - Term Loan	S+375, 0.00% Floor	2/15/2029	75,117	74,529	75,780	(8)(15)(16)
Ideal Tridon							
Ideal Components Acquisition, LLC	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	6/30/2032	29,849	29,425	29,625	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	6/30/2032	—	(38)	(41)	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	6/30/2032	611	547	576	(4)(12)(15)(32)
					29,934	30,160	
JPW							
JPW Industries Holding Corporation	First Lien Secured Debt - Term Loan	S+588, 2.00% Floor	11/22/2028	112,867	111,066	111,174	(4)(9)(16)
Milacron							
IOTA HOLDINGS 3	First Lien Secured Debt - Term Loan	S+475, 0.00% Floor	3/31/2032	24,613	24,274	24,244	(4)(16)
	First Lien Secured Debt - Revolver	S+475, 0.00% Floor	3/31/2032	2,178	2,067	2,054	(4)(12)(16)(32)
					26,341	26,298	
ProMach							
Pro Mach Group, Inc.	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	10/15/2032	33,647	33,563	33,899	(15)
SPX Flow							
SPX Flow, Inc.	First Lien Secured Debt - Term Loan	S+275, 0.50% Floor	4/5/2029	1,850	1,850	1,857	(15)
United Flow Technologies							
Uft Buyer LLC	First Lien Secured Debt - Term Loan	S+450, 0.50% Floor	12/6/2032	67,723	67,053	67,045	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+450, 0.50% Floor	12/6/2032	—	(123)	(124)	(4)(5)(32)
	First Lien Secured Debt - Revolver	S+450, 0.50% Floor	12/6/2032	—	(92)	(93)	(4)(5)(32)
					66,838	66,828	
			Total Machinery	$	429,837 $	429,693	
Media							
Accelerate360							
Accelerate360 Holdings, LLC	First Lien Secured Debt - Term Loan	S+626, 1.00% Floor	2/11/2027	$ 79,487	$ 79,475 $	79,288	(4)(9)(16)
	First Lien Secured Debt - Revolver	S+626, 1.00% Floor	2/11/2027	24,956	24,956	24,842	(4)(9)(12)(16)(32)
					104,431	104,130	

See notes to consolidated financial statements

121

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Astound Broadband							
Radiate Holdco, LLC	First Lien Secured Debt - Term Loan	1.50% PIK	9/25/2029	27,408	21,638	21,226	(15)
	First Lien Secured Debt - Term Loan	S+400, 1.00% Floor	6/26/2029	204	200	204	(16)
	First Lien Secured Debt - Delayed Draw	S+400, 1.00% Floor	6/26/2029	204	204	204	(12)(15)(32)
					22,042	21,634	
DISH Network							
EchoStar Corporation	First Lien Secured Debt - Corporate Bond	10.75%	11/30/2029	64,979	66,394	71,924	(8)
	First Lien Secured Debt - Convertible Bond	3.88%	11/30/2030	19,028	45,550	63,706	(8)
					111,944	135,630	
Gannett							
Gannett Holdings, LLC	First Lien Secured Debt - Term Loan	S+500, 1.50% Floor	10/15/2029	176,402	174,386	175,299	(16)
	First Lien Secured Debt - Delayed Draw	S+500, 1.50% Floor	10/15/2029	3,565	3,489	3,488	(8)(16)(32)
USA TODAY Co Inc	First Lien Secured Debt - Convertible Bond	6.00%	12/1/2031	500	525	706	(4)(8)
					178,400	179,493	
Mari							
Mari Events Midco LLC	First Lien Secured Debt - Term Loan	S+400, 1.00% Floor	10/1/2032	319,231	314,932	316,038	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+400, 1.00% Floor	10/1/2032	41,827	41,019	41,269	(4)(16)(32)
Mari Miami II LLC	First Lien Secured Debt - Term Loan	8.99% PIK	10/1/2032	65,139	64,674	64,651	(4)(16)
					420,625	421,958	
Material+							
Material Holdings, LLC	First Lien Secured Debt - Term Loan	9.77%	8/19/2027	6,531	5,955	2,923	(4)(16)(30)(32)
	First Lien Secured Debt - Term Loan	10.10%	8/19/2027	1,747	1,532	—	(4)(16)(30)
	First Lien Secured Debt - Delayed Draw	9.77%	8/19/2027	226	226	226	(4)(16)(30)(32)
					7,713	3,149	
Wasserman Media Group							
Wasserman Media Group LLC	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	6/23/2032	6,983	6,949	7,026	(16)
Ziggo							
Ziggo Financing Partnership	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	1/15/2033	15,000	14,707	14,920	(8)(17)
			Total Media	$	866,811	$ 887,940	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Multi-Utilities							
Congruex							
Congruex Group LLC	First Lien Secured Debt - Term Loan	S+165 Cash plus 5.00% PIK, 0.75% Floor	5/3/2029	$ 31,367	$ 30,976	$ 25,530	(9)(16)
				Total Multi-Utilities	$ 30,976	$ 25,530	
Oil, Gas & Consumable Fuels							
AL GCX							
AL GCX Holdings, LLC	First Lien Secured Debt - Term Loan	S+225, 0.50% Floor	12/17/2032	$ 15,659	$ 15,620	$ 15,693	(8)(15)
AL GCX Fund VIII							
AL GCX Fund VIII Holdings LLC	First Lien Secured Debt - Term Loan	S+200, 0.50% Floor	1/30/2032	8,529	8,514	8,534	(15)
Brookfield Infrastructure Partners							
BIP Pipeco Holdings LLC	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	12/6/2030	9,063	9,088	9,094	(16)
CQP							
CQP Holdco LP	First Lien Secured Debt - Term Loan	S+200, 0.50% Floor	12/31/2030	32,256	32,290	32,406	(16)
GIP Pilot							
GIP Pilot Acquisition Partners, L.P.	First Lien Secured Debt - Term Loan	S+200, 0.00% Floor	10/4/2030	1,959	1,970	1,966	(16)
Sempra							
BX Frontier Member I LLC	First Lien Secured Debt - Delayed Draw	5.86%	12/31/2060	34,357	34,357	34,222	(4)(8)(32)
Stonepeak Bayou							
Stonepeak Bayou Holdings LP	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	10/1/2032	16,500	16,207	14,974	(16)
WhiteWater DBR							
WhiteWater DBR HoldCo LLC	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	3/3/2031	9,195	9,219	9,262	(16)
				Total Oil, Gas & Consumable Fuels	$ 127,265	$ 126,151	
Paper & Forest Products							
48forty Solutions							
Alpine Acquisition Corp II	First Lien Secured Debt - Term Loan	9.94%	11/30/2029	$ 7,553	$ 7,256	$ 3,021	(4)(16)(30)
BiOrigin Specialty							
Complete Paper Inc.	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	2/4/2031	19,850	19,588	19,451	(4)(16)
				Total Paper & Forest Products	$ 26,844	$ 22,472	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Personal Care Products							
Advantice Health							
Jazz AH Holdco, LLC	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	4/2/2029	$ 6,966	$ 6,966	$ 6,866	(4)(17)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	4/2/2029	118	118	116	(4)(16)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	4/2/2029	240	232	228	(4)(12)(17)(32)
					7,316	7,210	
Arcadia							
ACP Tara Holdings, Inc.	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	12/15/2032	22,000	21,945	22,151	(16)
Dr. Scholls							
DRS Holdings III, Inc.	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	11/1/2028	21,062	20,976	20,957	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+525, 1.00% Floor	11/1/2028	—	(5)	(7)	(4)(5)(9)(12)(32)
					20,971	20,950	
Heat Makes Sense							
Amika OpCo LLC	First Lien Secured Debt - Term Loan	S+590, 0.75% Floor	7/1/2029	34,300	33,850	34,300	(4)(9)(17)
	First Lien Secured Debt - Term Loan	S+540, 0.75% Floor	7/1/2029	7,891	7,797	7,891	(4)(9)(17)
	First Lien Secured Debt - Revolver	S+550, 0.75% Floor	7/1/2028	—	(14)	—	(4)(5)(9)(12)(32)
Ishtar Co-Invest-B LP	Common Equity - Stock	N/A	N/A	39 Shares	22	—	(4)(9)(33)
Oshun Co-Invest-B LP	Common Equity - Stock	N/A	N/A	11 Shares	11	—	(4)(9)(33)
					41,666	42,191	
KDC							
KDC/ONE Development Corporation, Inc.	First Lien Secured Debt - Term Loan	S+350, 0.00% Floor	8/15/2028	49,678	49,284	49,120	(15)
PDC Brands							
Parfums Holding Company, Inc.	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	6/27/2030	163,086	161,786	161,863	(16)
	First Lien Secured Debt - Revolver	S+525, 1.00% Floor	6/27/2029	—	(72)	(77)	(4)(5)(9)(11)(12)(32)
					161,714	161,786	
RoC Skincare							
RoC Holdco LLC	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	2/21/2031	25,162	24,758	24,910	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+525, 1.00% Floor	2/21/2031	8,293	8,235	8,210	(4)(9)(16)
	First Lien Secured Debt - Revolver	S+550, 1.00% Floor	2/21/2030	—	(61)	(44)	(4)(5)(9)(12)(32)
					32,932	33,076	
Suave							
Silk Holdings III Corp.	First Lien Secured Debt - Term Loan	S+450, 0.50% Floor	12/3/2032	213,944	211,740	211,804	(4)(9)(15)(16)
	First Lien Secured Debt - Revolver	S+450, 0.50% Floor	12/3/2032	3,035	2,885	2,883	(4)(9)(12)(15)(32)
					214,625	214,687	
				Total Personal Care Products	$ 550,453	$ 551,171	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Pharmaceuticals							
Alcresta							
Alcresta Holdings, LP	Preferred Equity - Preferred Stocks	N/A	N/A	116 Shares	$ 116	$ 81	(4)(9)(33)
	Common Equity - Equity Unit	N/A	N/A	1,176 Units	1	120	(4)(9)(33)
Alcresta Therapeutics Inc.	First Lien Secured Debt - Term Loan	S+550, 1.00% Floor	3/12/2030	8,688	8,558	8,601	(4)(9)(16)
	First Lien Secured Debt - Revolver	S+550, 1.00% Floor	3/12/2031	58	47	49	(4)(9)(12)(16)(32)
					8,722	8,851	
Avid Bioservices							
Space Finco, Inc.	First Lien Secured Debt - Term Loan	S+575, 1.00% Floor	2/5/2032	14,819	14,618	14,597	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+575, 1.00% Floor	2/5/2032	—	(112)	(255)	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+575, 1.00% Floor	2/5/2031	—	(128)	(150)	(4)(5)(12)(32)
Space Parent, LP	Preferred Equity - Preferred Stocks	N/A	N/A	99,000 Shares	99	99	(4)(33)
	Common Equity - Stock	N/A	N/A	1,000 Shares	1	1	(4)(33)
					14,478	14,292	
Catalent							
Creek Parent, Inc.	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	12/18/2031	200,879	197,759	198,870	(15)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	12/18/2031	—	(435)	(291)	(4)(5)(9)(12)(32)
					197,324	198,579	
Eversana							
LSCS Holdings, Inc.	First Lien Secured Debt - Term Loan	S+450, 0.00% Floor	3/4/2032	37,442	37,055	36,755	(16)
Genmab							
GENMAB A/S/GENMAB FINANCE LLC	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	12/12/2032	45,000	44,776	45,267	(8)(10)(16)
	First Lien Secured Debt - Corporate Bond	6.25%	12/15/2032	10,254	10,254	10,526	(8)
					55,030	55,793	
Karo							
Kairos Intermediateco AB	First Lien Secured Debt - Term Loan	E+475, 0.00% Floor	8/26/2032	€ 66,673	77,162	77,963	(3)(4)(8)(9)(10)(21)
	First Lien Secured Debt - Term Loan	N+475, 0.00% Floor	8/26/2032	Nkr 614,359	60,371	60,644	(3)(4)(8)(9)(10)(29)
	First Lien Secured Debt - Term Loan	SONIA+475, 0.00% Floor	8/26/2032	£ 43,708	58,633	58,622	(3)(4)(8)(9)(10)(18)
	First Lien Secured Debt - Delayed Draw	E+475, 0.00% Floor	8/26/2032	€ —	706	(157)	(3)(4)(5)(8)(9)(10)(32)
					196,872	197,072	
PAI							
Pai Middle Tier, LLC	First Lien Secured Debt - Term Loan	S+450, 0.75% Floor	2/13/2032	24,626	24,292	24,341	(4)(9)(16)
	First Lien Secured Debt - Revolver	S+450, 0.75% Floor	2/13/2032	750	681	691	(4)(9)(12)(16)(32)
PAI Co-Investor FT Aggregator LLC	Common Equity - Stock	N/A	N/A	100 Shares	100	106	(4)(9)(33)
					25,073	25,138	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Sharp Services							
Sharp Services LLC	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	9/29/2032	7,500	7,464	7,538	(16)
TerSera Therapeutics							
TerSera Therapeutics LLC	First Lien Secured Debt - Term Loan	S+575, 1.00% Floor	4/4/2029	16,581	16,330	16,581	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+575, 1.00% Floor	4/4/2029	—	(18)	—	(4)(5)(9)(12)(32)
					16,312	16,581	
				Total Pharmaceuticals	$ 558,330	$ 560,599	
Professional Services							
Alix Partners							
AlixPartners, LLP	First Lien Secured Debt - Term Loan	S+200, 0.00% Floor	8/12/2032	$ 10,000	$ 9,964	$ 10,029	(15)
BDO USA							
BDO USA, P.A.	First Lien Secured Debt - Term Loan	S+500, 2.00% Floor	8/31/2028	192,309	190,039	191,847	(16)
	First Lien Secured Debt - Term Loan	S+450, 2.00% Floor	8/31/2028	34,129	33,807	33,645	(4)(9)(16)
					223,846	225,492	
Citation Group							
Rocket Bidco Limited	First Lien Secured Debt - Term Loan	SONIA+475, 0.00% Floor	1/15/2032	£ 85,925	104,261	115,534	(3)(4)(8)(10)(18)
	First Lien Secured Debt - Delayed Draw	SONIA+475, 0.00% Floor	1/15/2032	£ 3,689	4,582	4,877	(3)(4)(8)(10)(18)(25)(32)
	First Lien Secured Debt - Delayed Draw	BBSW+475, 0.00% Floor	1/15/2032	A$ 4,737	3,110	3,153	(3)(4)(8)(10)(32)
					111,953	123,564	
CohnReznick							
CohnReznick Advisory LLC	First Lien Secured Debt - Term Loan	S+350, 0.00% Floor	3/31/2032	8,590	8,553	8,649	(16)
	First Lien Secured Debt - Delayed Draw	S+350, 0.00% Floor	3/31/2032	—	(6)	—	(5)(12)(32)
					8,547	8,649	
EAB							
EAB Global, Inc.	First Lien Secured Debt - Term Loan	S+300, 0.50% Floor	8/16/2030	58,755	58,548	52,387	(15)
	First Lien Secured Debt - Revolver	S+275, 0.00% Floor	5/16/2028	4,200	4,169	3,488	(4)(12)(15)(32)
					62,717	55,875	
Escalent							
M&M OPCO, LLC	First Lien Secured Debt - Term Loan	S+600, 1.00% Floor	4/7/2029	9,167	8,993	9,052	(4)(9)(16)
	First Lien Secured Debt - Revolver	S+600, 1.00% Floor	4/7/2029	—	(8)	(6)	(4)(5)(9)(12)(32)
					8,985	9,046	
FGS Global							
Kite Bidco Inc.	First Lien Secured Debt - Term Loan	S+450, 0.00% Floor	11/25/2031	61,788	60,970	60,861	(4)(10)(17)
	First Lien Secured Debt - Delayed Draw	S+450, 0.00% Floor	9/20/2031	—	(96)	(228)	(4)(5)(10)(12)(32)
					60,874	60,633	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
G&A							
G&A Partners Holding Company II, LLC	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	3/3/2031	26,295	25,983	26,229	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	3/1/2031	2,532	2,464	2,519	(4)(9)(12)(16)(32)
	First Lien Secured Debt - Revolver	S+475, 0.75% Floor	3/1/2030	—	(25)	(4)	(4)(5)(9)(12)(32)
					28,422	28,744	
Grant Thornton Advisors							
Grant Thornton Advisors Holdings LLC	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	6/2/2031	69,323	69,214	69,574	(15)
Grant Thornton UK							
Pacioli UK Midco Limited	First Lien Secured Debt - Term Loan	SONIA+500, 0.00% Floor	4/14/2032	£ 109,980	142,692	146,024	(3)(4)(8)(9)(10)(18)
Kroll							
Deerfield Dakota Holding, LLC	First Lien Secured Debt - Term Loan	S+575 Cash plus 2.75% PIK, 0.75% Floor	9/13/2032	105,565	104,519	104,510	(4)(16)
	First Lien Secured Debt - Revolver	S+525, 0.75% Floor	9/13/2032	—	(98)	(98)	(4)(5)(12)(32)
					104,421	104,412	
Legends							
Legends Hospitality Holding Company, LLC	First Lien Secured Debt - Term Loan	S+275 Cash plus 2.75% PIK, 0.75% Floor	8/22/2031	100,699	99,047	99,692	(4)(9)(10)(15)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	8/22/2031	4,763	4,687	4,705	(4)(9)(12)(15)(32)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	8/22/2030	3,746	3,565	3,631	(4)(9)(12)(15)(32)
					107,299	108,028	
VFS Global							
Speed Midco 3 S.A R.L.	First Lien Secured Debt - Term Loan	S+250, 0.00% Floor	10/7/2032	12,500	12,470	12,566	(8)(9)(17)
Waystone							
Sigma Irish Acquico Limited	First Lien Secured Debt - Term Loan	E+525, 0.00% Floor	3/19/2032	€ 67,460	72,197	78,685	(3)(4)(8)(10)(20)
	First Lien Secured Debt - Term Loan	S+525, 0.00% Floor	3/19/2032	70,821	69,524	70,290	(4)(8)(10)(15)
	First Lien Secured Debt - Delayed Draw	E+525, 0.00% Floor	3/19/2032	€ 6,856	7,962	7,996	(3)(4)(8)(10)(12)(32)
	First Lien Secured Debt - Delayed Draw	S+525, 0.00% Floor	3/19/2032	—	(147)	(124)	(3)(4)(5)(8)(10)(12)(32)
					149,536	156,847	
				Total Professional Services	$ 1,100,940	$ 1,119,483	
Real Estate Management & Development							
Associa							
Associations Inc.	First Lien Secured Debt - Term Loan	S+676, 1.00% Floor	7/2/2028	$ 21,316	$ 21,279	$ 21,262	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+676, 1.00% Floor	7/2/2028	3,100	3,089	3,085	(4)(12)(16)(32)
	First Lien Secured Debt - Revolver	S+676, 1.00% Floor	7/2/2028	—	(1)	—	(4)(5)(12)(32)
					24,367	24,347	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Hispania							
Neinor DMP BidCo, S.A.U.	First Lien Secured Debt - Delayed Draw	E+525, 2.00% Floor	12/31/2029	€ —	225	(254)	(3)(4)(5)(8)(10)(32)
	First Lien Secured Debt - Corporate Bond	E+530, 2.00% Floor	12/31/2029	€ 31,153	35,932	36,062	(3)(4)(8)(10)(20)
					36,157	35,808	
Pritchard Industries							
Pritchard Industries, LLC	First Lien Secured Debt - Term Loan	S+590, 0.75% Floor	10/13/2027	6,256	6,256	6,005	(4)(16)
		Total Real Estate Management & Development			$ 66,780	$ 66,160	
Semiconductors & Semiconductor Equipment							
Softbank ARM Loan							
Kronos I UK Ltd	First Lien Secured Debt - Term Loan	S+250, 0.00% Floor	9/21/2027	$ 12,500	$ 12,500	$ 12,500	(4)(8)(9)(10)(16)
	First Lien Secured Debt - Delayed Draw	S+225, 0.00% Floor	8/21/2027	12,500	12,469	12,500	(4)(8)(9)(10)(16)
		Total Semiconductors & Semiconductor Equipment			$ 24,969	$ 25,000	
Software							
Accela							
Accela, Inc.	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	9/3/2030	$ 18,149	$ 17,880	$ 18,149	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+600, 0.75% Floor	9/3/2030	—	(23)	—	(4)(5)(9)(12)(32)
					17,857	18,149	
Access Group							
Armstrong Bidco Limited	First Lien Secured Debt - Term Loan	SONIA+525, 0.00% Floor	6/28/2029	£ 27,600	33,164	35,064	(3)(4)(8)(18)
	First Lien Secured Debt - Delayed Draw	SONIA+525, 0.00% Floor	6/28/2029	£ 14,400	17,317	18,294	(3)(4)(8)(18)
					50,481	53,358	
Alteryx							
Azurite Intermediate Holdings, Inc.	First Lien Secured Debt - Term Loan	S+600, 0.75% Floor	3/19/2031	20,144	19,899	20,093	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+600, 0.75% Floor	3/19/2031	45,781	45,235	45,667	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+650, 0.75% Floor	3/19/2031	—	(82)	(18)	(4)(5)(9)(12)(32)
					65,052	65,742	
AMAG							
SRP Eagle Buyer Inc.	First Lien Secured Debt - Term Loan	S+500, 1.50% Floor	12/8/2031	30,000	29,703	29,700	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+500, 1.50% Floor	12/8/2031	—	(176)	(88)	(4)(5)(32)
	First Lien Secured Debt - Revolver	S+500, 1.50% Floor	12/8/2031	—	(106)	(106)	(4)(5)(12)(32)
					29,421	29,506	
Anaplan							
Anaplan, Inc.	First Lien Secured Debt - Term Loan	S+450, 0.75% Floor	6/21/2029	237,914	237,914	237,914	(16)
	First Lien Secured Debt - Revolver	S+450, 0.75% Floor	6/21/2028	—	—	—	(4)(12)(32)
					237,914	237,914	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Avalara							
Avalara, Inc.	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	3/26/2032	33,470	33,294	33,653	(16)
Avetta							
Artifact Bidco, Inc.	First Lien Secured Debt - Term Loan	S+415, 0.50% Floor	7/28/2031	63,399	62,867	63,399	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+415, 0.50% Floor	7/28/2031	—	(62)	—	(4)(5)(9)(12)(32)
	First Lien Secured Debt - Revolver	S+415, 0.50% Floor	7/26/2030	—	(85)	—	(4)(5)(9)(12)(32)
					62,720	63,399	
Beeline							
IQN Holding Corp.	First Lien Secured Debt - Term Loan	S+263 Cash plus 3.13% PIK, 0.75% Floor	5/2/2029	70,945	70,470	69,881	(4)(9)(16)
	First Lien Secured Debt - Revolver	S+525, 0.75% Floor	5/2/2028	2,746	2,729	2,682	(4)(9)(12)(16)(32)
					73,199	72,563	
BMC Software							
Boxer Parent Company Inc.	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	7/30/2031	18,115	18,083	18,089	(16)
CINC Systems							
1475 Holdings, LLC	First Lien Secured Debt - Term Loan	S+525, 0.75% Floor	1/18/2030	6,254	6,177	6,233	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+575, 0.75% Floor	1/18/2030	—	(15)	(4)	(4)(5)(9)(12)(32)
					6,162	6,229	
Clanwilliam							
Tribe Bidco Limited	First Lien Secured Debt - Term Loan	E+525, 0.00% Floor	9/13/2032	€ 53,893	62,413	62,385	(3)(4)(8)(10)(21)
	First Lien Secured Debt - Delayed Draw	E+525, 0.00% Floor	9/13/2032	€ 1,397	1,904	1,237	(3)(4)(8)(10)(12)(21)(32)
	First Lien Secured Debt - Revolver	E+525, 0.00% Floor	3/12/2032	€ 233	388	112	(3)(4)(8)(10)(12)(20)(32)
					64,705	63,734	
Cohesity							
Clover Holdings 2, LLC	First Lien Secured Debt - Term Loan	S+400, 0.00% Floor	12/9/2031	40,310	39,867	40,392	(15)
CompTIA							
Endor Purchaser, Inc.	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	1/9/2032	37,406	37,071	37,032	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	1/9/2032	—	(36)	(84)	(4)(5)(9)(12)(32)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	1/9/2032	—	(36)	(42)	(4)(5)(9)(12)(32)
					36,999	36,906	
Couchbase							
Cascade Intermediate II, Inc.	First Lien Secured Debt - Term Loan	13.00% PIK	9/24/2033	23,245	22,795	22,780	(4)
Cascade Parent Inc.	First Lien Secured Debt - Term Loan	S+575, 0.50% Floor	9/24/2031	152,685	150,460	150,395	(4)(15)
	First Lien Secured Debt - Revolver	S+575, 0.50% Floor	9/24/2030	—	(193)	(204)	(4)(5)(11)(12)(32)
					173,062	172,971	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date		Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Coupa Software								
Coupa Software Incorporated	First Lien Secured Debt - Term Loan	S+525, 0.75% Floor	2/27/2030		54,455	53,529	54,727	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+550, 0.75% Floor	2/27/2030		—	(37)	—	(4)(5)(9)(12)(32)
	First Lien Secured Debt - Revolver	S+550, 0.75% Floor	2/27/2029		—	(50)	—	(4)(5)(9)(12)(32)
						53,442	54,727	
Databricks								
Databricks, Inc.	First Lien Secured Debt - Term Loan	S+450, 0.00% Floor	1/3/2031		124,873	124,346	127,058	(15)
	First Lien Secured Debt - Delayed Draw	S+450, 0.00% Floor	1/3/2031		—	(11)	—	(5)(12)(32)
	First Lien Secured Debt - Delayed Draw	S+450, 0.00% Floor	1/5/2032		—	—	—	(4)(12)(32)
						124,335	127,058	
Enverus								
Edition Holdings, Inc.	First Lien Secured Debt - Term Loan	S+450, 0.75% Floor	12/18/2032		265,239	264,117	264,246	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+450, 0.75% Floor	12/18/2032		—	(72)	(72)	(4)(5)(32)
	First Lien Secured Debt - Delayed Draw	S+450, 0.75% Floor	12/20/2032		—	(135)	(135)	(4)(5)(32)
	First Lien Secured Debt - Revolver	S+450, 0.75% Floor	12/18/2032		—	(101)	(101)	(4)(5)(12)(32)
						263,809	263,938	
Everbridge								
Everbridge Holdings, LLC	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	7/2/2031		60,867	60,639	61,475	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	7/2/2031		5,965	5,934	6,025	(4)(9)(12)(16)(32)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	7/2/2031		—	(24)	—	(4)(5)(9)(12)(32)
						66,549	67,500	
Forterro								
Forterro Group AB	First Lien Secured Debt - Term Loan	E+475, 0.00% Floor	7/9/2029	€	10,049	10,099	11,780	(3)(4)(8)(9)(21)
	First Lien Secured Debt - Term Loan	SARON+475, 0.00% Floor	7/9/2029	₣	4,430	4,715	5,579	(3)(4)(8)(9)(22)
	First Lien Secured Debt - Term Loan	SONIA+475, 0.00% Floor	7/9/2029	£	3,847	4,925	5,172	(3)(4)(8)(9)(18)
	First Lien Secured Debt - Term Loan	STIBOR+475, 0.00% Floor	7/9/2029	Skr	35,658	3,340	3,863	(3)(4)(8)(9)(23)
	First Lien Secured Debt - Delayed Draw	E+475, 0.00% Floor	7/9/2029	€	29,608	31,251	34,503	(3)(4)(8)(9)(10)(12)(21)(32)
						54,330	60,897	
Fortnox								
OMEGA II AB	First Lien Secured Debt - Term Loan	STIBOR+475, 0.00% Floor	6/18/2032	Skr	658,610	67,829	71,180	(3)(4)(8)(10)(23)
	First Lien Secured Debt - Delayed Draw	STIBOR+475, 0.00% Floor	6/18/2032	Skr	—	(581)	(97)	(3)(4)(5)(8)(10)(12)(32)
						67,248	71,083	

See notes to consolidated financial statements

130

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]		Cost [34]	Fair Value [1][35]	
G2CI								
Evergreen IX Borrower 2023, LLC	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	9/30/2030		121,559	119,623	121,559	(4)(9)(16)
	First Lien Secured Debt - Revolver	S+475, 0.75% Floor	10/1/2029		—	(159)	—	(4)(5)(9)(12)(32)
						119,464	121,559	
HHAeXchange								
Homecare Software Solutions LLC	First Lien Secured Debt - Term Loan	S+263 Cash plus 2.93% PIK, 0.00% Floor	6/14/2031		77,720	77,720	77,720	(4)(15)
Infoblox								
Delta Topco, Inc.	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	11/30/2029		7,035	7,032	7,011	(15)
Instem								
Ichor Management Limited	First Lien Secured Debt - Term Loan	S+550, 1.00% Floor	12/7/2029		9,093	8,929	8,865	(4)(8)(9)(17)
	First Lien Secured Debt - Delayed Draw	S+550, 1.00% Floor	12/7/2029		4,099	4,062	3,997	(4)(8)(9)(16)
	First Lien Secured Debt - Revolver	S+550, 1.00% Floor	12/7/2029		1,712	1,561	1,662	(4)(8)(9)(12)(17)(32)
						14,552	14,524	
Iris Software								
Elements Finco Limited	First Lien Secured Debt - Term Loan	SONIA+300 Cash plus 2.25% PIK, 0.00% Floor	12/19/2031	£	32,727	41,193	43,674	(3)(4)(8)(10)(18)
Jeppesen								
JEPPESEN HOLDINGS, LLC	First Lien Secured Debt - Term Loan	S+475, 0.50% Floor	11/1/2032		193,563	192,138	192,112	(4)(16)
	First Lien Secured Debt - Revolver	S+475, 0.50% Floor	11/1/2032		—	(73)	(75)	(4)(5)(12)(32)
						192,065	192,037	
Kaseya								
Kaseya Inc	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	3/20/2032		24,813	24,702	24,864	(15)
	First Lien Secured Debt - Revolver	S+325, 0.00% Floor	3/20/2030		—	(11)	(15)	(5)(12)(32)
						24,691	24,849	
Medallia								
Medallia, Inc.	First Lien Secured Debt - Term Loan	S+244 Cash plus 3.66% PIK, 0.75% Floor	10/29/2028		41,131	40,712	30,026	(4)(9)(17)
M-Files								
MetaTiedot Midco S.a.r.l.	First Lien Secured Debt - Term Loan	E+500, 0.75% Floor	11/27/2031	€	21,178	22,084	24,888	(3)(4)(8)(20)
	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	11/27/2031		15,859	15,649	15,740	(4)(8)(16)
	First Lien Secured Debt - Delayed Draw	E+500, 0.75% Floor	11/27/2031	€	1,891	1,939	2,223	(3)(4)(8)(12)(20)(32)
	First Lien Secured Debt - Revolver	E+500, 0.75% Floor	11/27/2030	€	4,287	4,469	4,988	(3)(4)(8)(12)(20)(32)
						44,141	47,839	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Mitchell							
Mitchell International, Inc.	First Lien Secured Debt - Term Loan	S+325, 0.50% Floor	6/17/2031	49,928	49,729	50,153	(15)
mPulse							
mPulse Mobile, Inc.	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	8/26/2032	32,308	31,997	31,985	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+475, 0.75% Floor	8/26/2032	—	(15)	(31)	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+475, 0.75% Floor	8/26/2032	—	(44)	(46)	(4)(5)(12)(32)
					31,938	31,908	
MYOB							
MYOB US Borrower LLC	First Lien Secured Debt - Term Loan	BBSW+575 Cash plus 3.00% PIK, 0.75% Floor	6/6/2030	A$ 156,118	100,095	102,362	(3)(4)(8)(9)(10)(25)
New Relic							
Crewline Buyer, Inc.	First Lien Secured Debt - Term Loan	S+675, 1.00% Floor	11/8/2030	66,900	65,561	66,900	(4)(9)(16)
	First Lien Secured Debt - Revolver	S+675, 1.00% Floor	11/8/2030	—	(76)	—	(4)(5)(9)(12)(32)
					65,485	66,900	
Paessler							
Blitz 24-34 GmbH	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	5/3/2031	47,185	46,797	47,067	(4)(8)(16)
	First Lien Secured Debt - Delayed Draw	S+525, 1.00% Floor	5/3/2030	—	(27)	(18)	(4)(5)(8)(12)(32)
					46,770	47,049	
Qlik							
Project Alpha Intermediate Holding, Inc.	First Lien Secured Debt - Term Loan	S+325, 0.50% Floor	10/26/2030	—	—	—	(16)
Qualtrics							
Quartz Acquireco, LLC	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	6/28/2030	787	784	787	(16)
Quorum							
QBS Parent, Inc.	First Lien Secured Debt - Term Loan	S+450, 0.75% Floor	6/3/2032	158,322	157,620	157,532	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+450, 0.75% Floor	6/3/2032	—	—	(109)	(4)(5)(9)(32)
	First Lien Secured Debt - Revolver	S+450, 0.75% Floor	6/3/2032	1,741	1,657	1,645	(4)(9)(11)(12)(15)(32)
					159,277	159,068	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Redwood							
Runway Bidco, LLC	First Lien Secured Debt - Term Loan	S+500, 0.50% Floor	12/17/2031	165,895	164,424	164,237	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+500, 0.50% Floor	12/17/2031	—	(177)	(415)	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+500, 0.50% Floor	12/17/2031	—	(177)	(208)	(4)(5)(12)(32)
					164,070	163,614	
Relativity							
Relativity ODA LLC	First Lien Secured Debt - Term Loan	S+450, 1.00% Floor	5/12/2029	29,262	28,875	29,117	(4)(15)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	5/12/2029	—	(33)	(13)	(4)(5)(12)(32)
					28,842	29,104	
Solera							
Polaris Newco, LLC	First Lien Secured Debt - Term Loan	S+401, 0.50% Floor	6/2/2028	53,262	52,901	51,485	(16)
Storable							
Storable Inc	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	4/16/2031	23,572	23,485	23,714	(15)
Sunfire							
Spark Purchaser, Inc.	First Lien Secured Debt - Term Loan	S+550, 0.75% Floor	4/1/2031	8,541	8,401	8,583	(4)(9)(16)
	First Lien Secured Debt - Revolver	S+550, 0.75% Floor	4/1/2030	—	(20)	—	(4)(5)(9)(12)(32)
					8,381	8,583	
Trading Technologies							
Trading Technologies International, Inc.	First Lien Secured Debt - Term Loan	S+425, 0.50% Floor	11/4/2032	43,243	43,189	43,189	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+425, 0.50% Floor	11/4/2032	10,811	10,797	10,797	(4)(16)
	First Lien Secured Debt - Revolver	S+425, 0.50% Floor	11/4/2032	—	(8)	(8)	(4)(5)(12)(32)
					53,978	53,978	
Uniguest							
Uniguest Holdings, Inc	First Lien Secured Debt - Term Loan	S+500, 1.00% Floor	11/27/2030	48,164	47,547	47,490	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+500, 1.00% Floor	11/27/2030	—	(115)	(262)	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	11/27/2030	—	(57)	(65)	(4)(5)(12)(32)
					47,375	47,163	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Veeam Software							
VS Buyer, LLC	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	4/12/2031	18,604	18,463	18,709	(16)
Verscend							
Cotiviti, Inc.	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	5/1/2031	51,133	50,396	49,258	(8)(15)
	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	3/26/2032	46,056	45,501	44,329	(8)(15)
					95,897	93,587	
VIP							
Vamos Bidco, Inc.	First Lien Secured Debt - Term Loan	S+475, 0.50% Floor	1/30/2032	66,494	65,896	65,829	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+475, 0.50% Floor	1/30/2032	—	(121)	(278)	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+475, 0.50% Floor	1/30/2032	—	(73)	(84)	(4)(5)(12)(32)
					65,702	65,467	
X.AI							
X.AI LLC	First Lien Secured Debt - Term Loan	12.50%	6/28/2030	24,634	24,649	25,946	(8)
	First Lien Secured Debt - Corporate Bond	12.50%	6/30/2030	4,360	4,360	4,656	(8)
					29,009	30,602	
Zafin							
Zafin Labs Americas Incorporated	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	2/14/2031	12,500	12,334	12,358	(4)(8)(9)(16)
	First Lien Secured Debt - Revolver	S+475, 0.75% Floor	2/14/2031	—	(32)	(29)	(4)(5)(8)(9)(12)(32)
					12,302	12,329	
Zendesk							
Zendesk, Inc.	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	11/22/2028	127,491	126,165	127,172	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	11/22/2028	21,322	21,016	21,269	(4)(9)(16)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	11/22/2028	—	(130)	(34)	(4)(5)(9)(12)(32)
					147,051	148,407	
				Total Software	$ 3,301,633	$ 3,322,016	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Specialty Retail							
CONSTELLATION AUTOMOTIVE							
BBD Bidco Limited	First Lien Secured Debt - Term Loan	SONIA+625, 0.00% Floor	3/21/2031	£ 21,455	$ 27,474	$ 28,921	(3)(4)(8)(10)(18)
	First Lien Secured Debt - Term Loan	E+625, 0.00% Floor	4/3/2031	€ 8,869	9,494	10,527	(3)(4)(8)(10)(21)
					36,968	39,448	
EG Group							
EG America, LLC	First Lien Secured Debt - Term Loan	S+350, 0.00% Floor	2/7/2028	5,015	5,008	5,041	(8)(16)
EG Global Finance PLC	First Lien Secured Debt - Corporate Bond	S+750, 0.50% Floor	11/30/2028	118,022	115,162	125,398	(4)(8)(14)
					120,170	130,439	
Golden Hippo							
Altern Marketing, LLC	First Lien Secured Debt - Term Loan	S+500, 2.00% Floor	6/13/2028	54,205	53,864	54,341	(4)(9)(16)
	First Lien Secured Debt - Revolver	S+500, 2.00% Floor	6/13/2028	—	(95)	—	(4)(5)(9)(12)(32)
					53,769	54,341	
PetSmart							
PetSmart LLC	First Lien Secured Debt - Term Loan	S+400, 0.00% Floor	8/18/2032	18,746	18,570	18,693	(15)
S&S							
S&S Holdings LLC	First Lien Secured Debt - Term Loan	S+500, 0.50% Floor	10/1/2031	58,166	57,099	57,331	(15)
Skechers							
Beach Acquisition Bidco LLC	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	9/12/2032	14,000	13,966	14,131	(16)
Tailored Brands							
The Men's Wearhouse, LLC	First Lien Secured Debt - Term Loan	S+575, 0.00% Floor	2/26/2029	52,142	51,181	52,402	(16)
Varsity Brands							
Varsity Brands, LLC	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	8/26/2031	67,163	66,764	67,488	(9)(16)
				Total Specialty Retail	$ 418,487	$ 434,273	
Technology Hardware, Storage & Peripherals							
Biamp							
Biamp	First Lien Secured Debt - Term Loan	S+500, 1.00% Floor	4/30/2030	$ 41,230	$ 40,591	$ 39,590	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	4/30/2030	—	(87)	(239)	(4)(5)(9)(12)(32)
					40,504	39,351	

See notes to consolidated financial statements

135

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Service Express							
Victors Purchaser, LLC	First Lien Secured Debt - Term Loan	S+450, 0.50% Floor	12/23/2032	183,061	182,133	182,604	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+450, 0.50% Floor	12/23/2032	—	(127)	(57)	(4)(5)(32)
	First Lien Secured Debt - Revolver	S+450, 0.50% Floor	12/23/2032	2,193	2,047	2,129	(4)(12)(15)(32)
					184,053	184,676	
Valor							
VCI Asset Holdings 1 LLC	First Lien Secured Debt - Term Loan	10.00%	11/20/2030	249,464	246,972	246,971	(4)
	Common Equity - Membership Interest	N/A	N/A	13,750,397 Units	13,750	13,750	(4)(8)(33)
					260,722	260,721	
			Total Technology Hardware, Storage & Peripherals		$ 485,279	$ 484,748	
Textiles, Apparel & Luxury Goods							
Authentic Brands							
ABG Intermediate Holdings 2 LLC	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	12/21/2028	$ 57,538	$ 57,329	$ 57,696	(15)
	First Lien Secured Debt - Delayed Draw	S+225, 0.00% Floor	2/14/2032	29,169	29,103	29,231	(15)
					86,432	86,927	
Gruppo Florence							
Made in Italy 2 S.P.A.	First Lien Secured Debt - Corporate Bond	E+700, 0.00% Floor	10/17/2030	€ 74,500	77,339	77,921	(3)(4)(8)(9)(21)
Iconix Brand Group							
IBG Borrower LLC	First Lien Secured Debt - Term Loan	S+515, 1.00% Floor	8/22/2029	135,466	134,118	132,756	(4)(9)(16)
	First Lien Secured Debt - Term Loan	S+515, 1.00% Floor	8/22/2031	79,669	78,074	78,075	(4)(9)(16)
					212,192	210,831	
			Total Textiles, Apparel & Luxury Goods		$ 375,963	$ 375,679	
Trading Companies & Distributors							
Lindstrom, LLC							
Lindstrom, LLC	First Lien Secured Debt - Term Loan	S+550, 0.75% Floor	12/30/2032	$ 40,000	$ 39,400	$ 39,400	(4)(17)
	First Lien Secured Debt - Revolver	S+550, 0.75% Floor	12/30/2032	3,665	3,515	3,515	(4)(12)(16)(32)
					42,915	42,915	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
Meritus Gas Partners							
MGP Holdings III Corp.	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	3/1/2030	28,196	27,791	27,773	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+525, 1.00% Floor	3/1/2030	9,680	9,543	9,503	(4)(9)(12)(16)(32)
	First Lien Secured Debt - Revolver	P+425, 1.00% Floor	3/1/2030	218	190	189	(4)(9)(12)(24)(32)
					37,524	37,465	
ORS Nasco							
WC ORS Buyer, Inc.	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	8/7/2031	96,211	94,964	95,249	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	8/7/2031	14,258	14,080	14,116	(4)(9)(16)
	First Lien Secured Debt - Revolver	P+500, 0.75% Floor	8/7/2031	2,582	2,407	2,439	(4)(9)(12)(16)(24)(32)
WC ORS Holdings, L.P.	Common Equity - Limited Partnership	N/A	N/A	90,443 Units	90	160	(4)(9)(33)
					111,541	111,964	
			Total Trading Companies & Distributors		$ 191,980	$ 192,344	
Transportation Infrastructure							
Alliance Ground International							
AGI-CFI Holdings, Inc.	First Lien Secured Debt - Term Loan	S+490, 0.75% Floor	6/11/2027	$ 17,992	$ 17,922	$ 17,902	(4)(16)
Amey							
Project Ardent Bidco Limited	First Lien Secured Debt - Term Loan	SONIA+550, 0.00% Floor	11/12/2031	£ 125,384	157,251	166,054	(3)(4)(8)(10)(18)
Eagle Railcar							
Elk Bidco, Inc	First Lien Secured Debt - Term Loan	S+450, 0.50% Floor	6/14/2032	112,376	111,849	113,220	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+450, 0.50% Floor	6/14/2032	—	(54)	—	(4)(5)(12)(32)
	First Lien Secured Debt - Revolver	S+450, 0.50% Floor	6/14/2032	—	(97)	—	(4)(5)(12)(32)
					111,698	113,220	
GAT							
GAT-Airline Ground Support Inc	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	5/9/2029	15,010	14,847	15,010	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+525, 1.00% Floor	5/9/2029	3,484	3,438	3,483	(4)(9)(12)(16)(32)
	First Lien Secured Debt - Revolver	P+525, 1.00% Floor	5/9/2029	635	611	635	(4)(9)(12)(16)(24)(32)
					18,896	19,128	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry/Company [31]	Investment Type	Interest Rate [13]	Maturity Date	Par/Shares/Units [3]	Cost [34]	Fair Value [1][35]	
GSI							
Geotechnical Merger Sub, Inc.	First Lien Secured Debt - Term Loan	S+450, 0.75% Floor	10/15/2031	67,411	66,826	67,242	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+450, 0.75% Floor	10/15/2031	12,234	12,077	12,172	(4)(9)(12)(16)(32)
	First Lien Secured Debt - Revolver	S+450, 0.75% Floor	10/15/2031	2,185	2,106	2,161	(4)(9)(12)(16)(32)
					81,009	81,575	
NARS							
North American Rail Solutions LLC	First Lien Secured Debt - Term Loan	C+475, 1.00% Floor	8/29/2031	C$ 38,964	28,100	28,132	(3)(4)(9)(26)
	First Lien Secured Debt - Term Loan	S+475, 1.00% Floor	8/29/2031	8,728	8,644	8,649	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	C+475, 1.00% Floor	8/29/2031	C$ —	(9)	(16)	(3)(4)(5)(9)(12)(32)
	First Lien Secured Debt - Delayed Draw	S+475, 1.00% Floor	8/29/2031	—	(10)	(20)	(4)(5)(9)(12)(32)
	First Lien Secured Debt - Revolver	S+475, 1.00% Floor	8/29/2031	264	249	250	(4)(9)(12)(15)(32)
	First Lien Secured Debt - Revolver	C+475, 1.00% Floor	8/29/2031	C$ —	(47)	(45)	(3)(4)(5)(9)(12)(32)
					36,927	36,950	
Signature Aviation							
Brown Group Holding, LLC	First Lien Secured Debt - Term Loan	S+275, 0.50% Floor	7/1/2031	18,627	18,576	18,742	(15)(16)
			Total Transportation Infrastructure		$ 442,279	$ 453,571	
Wireless Telecommunication Services							
Consumer Cellular							
CCI Buyer, Inc.	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	5/13/2032	$ 94,529	$ 93,683	$ 94,765	(4)(16)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	5/13/2032	—	(50)	—	(4)(5)(12)(32)
			Total Wireless Telecommunication Services		$ 93,633	$ 94,765	
			Total Investments before Cash Equivalents		$ 24,414,425	$ 24,515,628	(2)(6)(31)
Goldman Sachs Financial Square Government Fund Institutional		N/A	N/A	$ 227,502	$ 227,502	$ 227,502	(7)
			Total Investments after Cash Equivalents		$ 24,641,927	$ 24,743,130	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Derivative Instrument	Company Receives	Company Pays	Maturity Date	Notional Amount		Footnote Reference
Interest rate swap (a)	6.90%	S+270	4/13/2029	$	325,000	Note 5
Interest rate swap (a)	6.70%	S+280	7/29/2031	$	300,000	Note 5
Interest rate swap (a)	3.67%	3M SOFR	12/21/2027	$	82,000	Note 5
Interest rate swap (a)	3.65%	3M SOFR	1/19/2028	$	18,000	Note 5
Interest rate swap (b)	7.02%	ESTR+372	9/28/2026	€	90,000	Note 5
Interest rate swap (a)	6.90%	S+271	4/13/2029	$	325,000	Note 5
Interest rate swap (a)	5.86%	S+267	4/13/2029	$	350,000	Note 5
Interest rate swap (a)	6.70%	S+280	7/29/2031	$	300,000	Note 5
Interest rate swap (a)	8.54%	S+418	9/28/2026	$	226,000	Note 5
Interest rate swap (a)	8.62%	S+456	9/28/2028	$	325,000	Note 5
Interest rate swap (a)	6.35%	S+239	7/29/2031	$	400,000	Note 5
Interest rate swap (a)	6.55%	S+218	3/15/2032	$	500,000	Note 5
Interest rate swap (a)	5.88%	3M SOFR + 220.7	8/30/2030	$	400,000	Note 5
Interest rate swap (a)	5.66%	3M SOFR + 220.45	8/30/2030	$	100,000	Note 5
Interest rate swap (a)	5.20%	3M SOFR	12/8/2028	$	400,000	Note 5

Derivative Instrument	Company Receives	Company Pays	Maturity Date	Notional Amount		Footnote Reference
Currency swap (c)	S+45.5	KRW-CD 91D	5/12/2026	$	81,450	Note 5
Currency swap (c)	S+46.4	KRW-CD 91D	5/12/2026	$	60,988	Note 5

(a) Bears interest at a rate determined by three-month SOFR (as defined below). The interest rate locked two business days prior to settlement of the interest rate swaps. The three-month SOFR is 3.65% on December 31, 2025.

(b) Bears interest at a rate determined by 1 day Euro Short Term Rate. The interest rate locked two business days prior to settlement of the interest rate swaps. The 1 day Euro Short Term Rate ("**ESTRON**") is 1.92% on December 31, 2025.

(c) Bears interest at a rate determined by SOFR and three-month Korean InterBank Offered Rate ("**KORIBOR**"). The interest rates locked two business days and one business day for SOFR and three-month KORIBOR, respectively, prior to settlement of the currency swaps. The SOFR and the three-month KORIBOR are 3.87% and 2.82%, respectively, on December 31, 2025.

Derivative Instrument	Settlement Date	Notional amount to be purchased		Notional amount to be sold		Footnote Reference
Foreign currency forward contract	3/18/2026	$	327,762	A$	492,086	Note 5
Foreign currency forward contract	3/18/2026	A$	2,641	$	1,755	Note 5
Foreign currency forward contract	3/18/2026	$	43,933	C$	60,342	Note 5
Foreign currency forward contract	3/18/2026	$	5,880	₣	4,630	Note 5
Foreign currency forward contract	3/18/2026	₣	90	$	113	Note 5
Foreign currency forward contract	3/18/2026	$	1,438,616	€	1,224,663	Note 5
Foreign currency forward contract	3/18/2026	$	2,073,688	£	1,555,675	Note 5
Foreign currency forward contract	3/18/2026	$	14,739	¥	2,275,479	Note 5
Foreign currency forward contract	3/18/2026	$	61,976	Nkr	625,881	Note 5
Foreign currency forward contract	3/18/2026	$	75,280	Skr	692,598	Note 5

See notes to consolidated financial statements

139

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

(1)   Fair value is determined in good faith by or under the direction of the Board of Trustees of the Company (the "**Board**") (see **Note 2** to the consolidated financial statements).

(2)   Aggregate gross unrealized gain and loss for federal income tax purposes are $337,333 and $(237,835), respectively. Net unrealized loss is $99,498 based on a total tax cost of $24,416,132.

(3)   Par amount is denominated in USD unless otherwise noted, British Pound ("**£**"), Australian Dollar ("**A$**"), Canadian Dollar ("**C$**"), European Euro ("**€**"), Japanese Yen ("**¥**"), South Korean Won ("**₩**"), Swedish Krona ("**Skr**"), Norweigian Krone ("**Nkr**") and Swiss Franc ("**F**"). Par amount represents funded commitments. See **Note 32** in the Consolidated Schedule of Investments and **Note 8** to the consolidated financial statements for further information on undrawn revolving and delayed draw loan commitments, including commitments to issue letters of credit through a financial intermediary on behalf of certain portfolio companies.

(4)   These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by or under the direction of the Board (see **Note 2** and **Note 4** to the consolidated financial statements), pursuant to the Company's valuation policy.

(5)   The negative fair value is the result of the commitment being valued below par. Negative cost is the result of unamortized fees or amounts received at settlement in excess of capital invested.

(6)   All debt investments are income producing unless otherwise indicated. All equity investments are non-income producing unless otherwise noted.

(7)   This security is included in Cash and Cash Equivalents on the Consolidated Statements of Assets and Liabilities.

(8)   Investments that the Company has determined are not "qualifying assets" under Section 55(a) of the Investment Company Act of 1940 (the "**1940 Act**"). Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. The Company monitors the status of these assets on an ongoing basis. As of December 31, 2025, non-qualifying assets represented approximately 27.84% of the total assets of the Company.

(9)   These are co-investments made with the Company's affiliates in accordance with the terms of the exemptive order the Company received from the Securities and Exchange Commission (the "**SEC**") permitting us to do so (see **Note 3** to the consolidated financial statements for discussion of the exemptive order from the SEC).

(10) All or a portion of these debt investments are not pledged as collateral under any of the Company's credit facilities (see **Note 6** to the consolidated financial statements). For other debt investments that are pledged to the Company's credit facilities, a single investment may be divided into parts that are individually pledged as collateral to separate credit facilities.

(11) As of December 31, 2025, there were letters of credit issued and outstanding through the Company under this senior secured facility.

(12) The undrawn portion of these committed revolvers and delayed draw term loans includes a commitment and unused fee rate.

(13) Unless otherwise indicated, loan contains a variable rate structure, and may be subject to an interest rate floor. Variable rate loans bear interest at a rate that may be determined by reference to the Secured Overnight Financing Rate ("**SOFR**" or "**S**") or an alternate base rate (which can include but is not limited to the Federal Funds Effective Rate or the Prime Rate), at the borrower's option, and which reset periodically based on the terms of the loan agreement. The terms in the Consolidated Schedule of Investments disclose the actual interest rate in effect as of the reporting period, and may be subject to interest floors.

(14) The interest rate on these loans is subject to SOFR, which as of December 31, 2025 was 3.87%.

(15) The interest rate on these loans is subject to 1 month SOFR, which as of December 31, 2025 was 3.69%.

(16) The interest rate on these loans is subject to 3 months SOFR, which as of December 31, 2025 was 3.65%.

(17) The interest rate on these loans is subject to 6 months SOFR, which as of December 31, 2025 was 3.57%.

(18) The interest rate on these loans is subject to SONIA, which as of December 31, 2025 was 3.73%.

(19) The interest rate on these loans is subject to 3 months KORIBOR ("**K**"), which as of December 31, 2025 was 2.82%.

(20) The interest rate on these loans is subject to 3 months EURIBOR ("**E**"), which as of December 31, 2025 was 2.03%.

(21) The interest rate on these loans is subject to 6 months EURIBOR, which as of December 31, 2025 was 2.11%.

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

(22) The interest rate on these loans is subject to Swiss Average Rate Overnight ("**SARON**"), which as of December 31, 2025 was -0.08%.

(23) The interest rate on these loans is subject to 6 months Stockholm Interbank Offered Rate ("**STIBOR**"), which as of December 31, 2025 was 2.07%.

(24) The interest rate on these loans is subject to Prime Rate ("**P**"), which as of December 31, 2025 was 6.75%.

(25) The interest rate on this loan is subject to the 3 month Australia Bank Bill Swap Rate ("**BBSW**"), which as of December 31, 2025 was 3.74%.

(26) The interest rate on these loans is subject to 1 month Canadian Overnight Repo Rate Average ("**CORRA**" or "**C**"), which as of December 31, 2025 was 2.26%.

(27) The interest rate on these loans is subject to 3 month CORRA, which as of December 31, 2025 was 2.26%.

(28) The interest rate on these loans is subject to 3 month Japan Tokyo Overnight Average Rate ("**TONAR**" or "**T**"), which as of December 31, 2025 was 0.71%.

(29) The interest rate on these loans is subject to 3 month Norwegian Overnight Weighted Average Rate ("**NIBOR**" or "**NOK**"), which as of December 31, 2025 was 4.07%.

(30) Loan was on non-accrual status as of December 31, 2025. Heubach Holdings USA LLC has a maturity date prior to the end of the current period. The portfolio company has filed for insolvency in certain jurisdictions and has begun a sales process for all or part of the portfolio company.

(31) Unless otherwise indicated, all investments are non-controlled, non-affiliated investments. Non-controlled, non-affiliated investments are defined as investments in which the Company owns less than 5% of the portfolio company's outstanding voting securities and does not have the power to exercise control over the management or policies of such portfolio company. As of December 31, 2025, all of the Company's investments were non-controlled and non-affiliated.

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

(32) As of December 31, 2025, the Company had the following commitments to fund various revolving and delayed draw senior secured and subordinated loans, including commitments to issue letters of credit through a financial intermediary on behalf of certain portfolio companies. Such commitments are subject to the satisfaction of certain conditions set forth in the documents governing these loans and letters of credit and there can be no assurance that such conditions will be satisfied. See **Note 8** to the consolidated financial statements for further information on revolving and delayed draw loan commitments, including commitments to issue letters of credit, related to certain portfolio companies:

Name of Issuer	Total revolving and delayed draw loan commitments	Less: funded commitments	Total unfunded commitments	Less: commitments substantially at discretion of the Company	Less: unavailable commitments due to borrowing base or other covenant restrictions	Total net adjusted unfunded revolving and delayed draw commitments
1475 Holdings, LLC	$ 1,071	$ —	$ 1,071	$ —	$ —	$ 1,071
Accel International Holdings, LLC	32,173	—	32,173	—	—	32,173
Accela, Inc.	1,714	—	1,714	—	—	1,714
Accelerate360 Holdings, LLC	45,960	(24,956)	21,004	21,004	—	—
Accelevation LLC	3,540	(385)	3,155	—	—	3,155
Accommodations Plus Technologies LLC	11,367	—	11,367	—	—	11,367
Acentra Holdings, LLC (fka CNSI Holdings, LLC)	11,450	—	11,450	—	—	11,450
ACP Avenu Buyer, LLC	15,645	—	15,645	—	—	15,645
Actium Midco 3 (UK) Limited*	9,919	—	9,919	—	—	9,919
Advarra Holdings, Inc.	12,380	—	12,380	—	—	12,380
Alcresta Therapeutics Inc.	872	(58)	814	—	—	814
All Star Recruiting Locums, LLC	1,304	(761)	543	—	—	543
Allied Benefit Systems Intermediate LLC	9,552	—	9,552	—	—	9,552
Allwyn Entertainment Financing US LLC	80,000	—	80,000	—	—	80,000
Altern Marketing, LLC	9,800	—	9,800	—	—	9,800
American Restoration Holdings, LLC	12,400	(1,490)	10,910	—	—	10,910
Amika OpCo LLC (f/k/a Heat Makes Sense Shared Services, LLC)	1,617	—	1,617	—	—	1,617
Anaplan, Inc.	11,917	—	11,917	—	—	11,917
Arcwood Environmental, Inc. (f/k/a Heritage Environmental Services, Inc.)	13,199	—	13,199	—	—	13,199
Artifact Bidco, Inc.	26,601	—	26,601	—	—	26,601
Associations Inc.	4,251	—	4,251	—	—	4,251
AVSC Holding Corp.	21,651	—	21,651	—	—	21,651
Azurite Intermediate Holdings, Inc.	7,325	—	7,325	—	—	7,325
BGIF IV Fearless Utility Services, Inc.	33,358	—	33,358	—	—	33,358
Biamp	6,000	—	6,000	—	—	6,000
Bingo Group Buyer, Inc.	10,324	(63)	10,261	—	—	10,261
Blitz 24-34 GmbH	7,097	—	7,097	—	—	7,097
Bullcave Limited	3,947	(2,632)	1,315	—	—	1,315
BX Frontier Member I LLC	6,137	—	6,137	—	6,137	—
Cambrex Corp.	65,371	(872)	64,499	—	—	64,499

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Name of Issuer	Total revolving and delayed draw loan commitments		Less: funded commitments		Total unfunded commitments		Less: commitments substantially at discretion of the Company		Less: unavailable commitments due to borrowing base or other covenant restrictions		Total net adjusted unfunded revolving and delayed draw commitments	
Camin Cargo Control Holdings, Inc.	$	6,197	$	(2,539)	$	3,658	$	—	$	—	$	3,658
Cascade Parent Inc.		13,572		—		13,572		—		—		13,572
CCI Buyer, Inc.		5,534		—		5,534		—		—		5,534
Cerity Partners Equity Holding LLC		63,000		(832)		62,168		—		—		62,168
Channelside AcquisitionCo, Inc. (fka Gruden Acquisition, Inc.)		7,915		(326)		7,589		—		—		7,589
CI (MG) GROUP, LLC		7,825		(1,470)		6,355		—		—		6,355
CI (Quercus) Intermediate Holdings, LLC		12,273		—		12,273		—		—		12,273
CircusTrix Holdings LLC		807		(323)		484		—		—		484
Coding Solutions Acquisition Inc		10,058		—		10,058		—		—		10,058
CohnReznick Advisory LLC		1,368		—		1,368		—		—		1,368
Coretrust Purchasing Group LLC (HPG Enterprises LLC)		6,739		—		6,739		—		—		6,739
Coupa Software Incorporated		8,716		—		8,716		—		—		8,716
Creek Parent, Inc.		29,103		—		29,103		—		—		29,103
Crete PA Holdco, LLC		139,488		—		139,488		—		—		139,488
Crewline Buyer, Inc.		4,365		—		4,365		—		—		4,365
Crunch Fitness Merger Sub, LLC		23,555		—		23,555		—		—		23,555
CSC Holdings, LLC		85,100		(73,064)		12,036		—		—		12,036
CT Technologies Intermediate Holdings (Topco), Inc.		35,536		—		35,536		—		—		35,536
Databricks, Inc.		88,844		—		88,844		—		—		88,844
Deerfield Dakota Holding, LLC		9,814		—		9,814		—		—		9,814
DRS Holdings III, Inc.		1,341		—		1,341		—		—		1,341
EAB Global, Inc.		7,500		(4,200)		3,300		—		—		3,300
Eagle Purchaser, Inc.		4,103		(2,524)		1,579		—		—		1,579
Eclipse Buyer, Inc.		5,809		—		5,809		—		—		5,809
Edition Holdings, Inc.		137,251		—		137,251		—		—		137,251
EHC Holdings Holdco Limited*		29,116		—		29,116		—		—		29,116
Electron BidCo Inc. (dba ExamWorks)		27,000		—		27,000		—		—		27,000
Elk Bidco, Inc		44,594		—		44,594		—		—		44,594
Endor Purchaser, Inc.		12,531		—		12,531		—		—		12,531
ERC Topco Holdings, LLC		2,134		(1,921)		213		—		—		213
Everbridge Holdings, LLC		15,493		—		15,493		—		—		15,493
Evergreen IX Borrower 2023, LLC		10,071		—		10,071		—		—		10,071

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Name of Issuer	Total revolving and delayed draw loan commitments	Less: funded commitments	Total unfunded commitments	Less: commitments substantially at discretion of the Company	Less: unavailable commitments due to borrowing base or other covenant restrictions	Total net adjusted unfunded revolving and delayed draw commitments
Evoriel*	$ 1,756	$ —	$ 1,756	$ —	$ —	$ 1,756
ExactCare Parent, Inc.	4,426	—	4,426	—	—	4,426
Excelligence Learning Corporation	13,562	(2,170)	11,392	—	—	11,392
FINANCIERE ASTEK*	330	—	330	—	—	330
Forterro Group AB (fka Yellow Castle AB)*	31,449	—	31,449	—	—	31,449
Funecap Holding*	49,750	—	49,750	—	—	49,750
G&A Partners Holding Company II, LLC	4,296	—	4,296	—	—	4,296
Galway Borrower LLC	5,673	(524)	5,149	—	—	5,149
Gannett Holdings, LLC	8,795	—	8,795	—	—	8,795
GAT-Airline Ground Support Inc	3,662	(635)	3,027	—	—	3,027
Gateway US Holdings, Inc.	6,629	—	6,629	—	—	6,629
GC Waves Holdings, Inc.	37,696	—	37,696	—	—	37,696
Genius Bidco LLC	2,861	(155)	2,706	—	—	2,706
Geotechnical Merger Sub, Inc.	22,096	(2,185)	19,911	—	—	19,911
Goldeneye Parent, LLC	12,774	—	12,774	—	—	12,774
Green Grass Foods, Inc.	1,250	—	1,250	—	—	1,250
GSP Midco LLC	26,000	—	26,000	—	—	26,000
Hanger, Inc.	1,356	—	1,356	—	—	1,356
Heartbeat BidCo GmbH*	3,811	—	3,811	—	—	3,811
HEF Safety Ultimate Holdings, LLC	1,790	—	1,790	—	—	1,790
Higginbotham Insurance Agency, Inc.	38,070	—	38,070	—	—	38,070
Howardsimon LLC	39,628	—	39,628	—	—	39,628
Husky Holdings LLC	5,000	—	5,000	—	—	5,000
Hyperion Refinance Sarl	118,800	—	118,800	—	—	118,800
Ichor Management Limited*	1,991	(1,712)	279	—	—	279
Ideal Components Acquisition, LLC	10,077	(611)	9,466	—	—	9,466
International Schools Partnership Limited*	57,784	—	57,784	—	—	57,784
Investment Company 24 Bidco Limited*	12,490	—	12,490	—	—	12,490
IOTA HOLDINGS 3	8,250	(2,178)	6,072	—	—	6,072
IQN Holding Corp.	4,224	(2,746)	1,478	—	—	1,478
IRIS Specialty Acquisition LLC	68,046	—	68,046	—	—	68,046
Ironhorse Purchaser, LLC	483	—	483	—	—	483
IW Buyer LLC	3,146	(899)	2,247	—	—	2,247

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Name of Issuer	Total revolving and delayed draw loan commitments	Less: funded commitments	Total unfunded commitments	Less: commitments substantially at discretion of the Company	Less: unavailable commitments due to borrowing base or other covenant restrictions	Total net adjusted unfunded revolving and delayed draw commitments
Janus Bidco Limited*	$ 21,373	$ —	$ 21,373	$ —	$ —	$ 21,373
Jazz AH Holdco, LLC	800	(240)	560	—	—	560
Jensen Hughes, Inc	31,706	—	31,706	—	—	31,706
JEPPESEN HOLDINGS, LLC	10,037	—	10,037	—	—	10,037
K Hovnanian Enterprises Inc	125,000	—	125,000	—	—	125,000
Kairos Intermediateco AB*	31,342	—	31,342	—	—	31,342
Kaman Corp	3,273	—	3,273	—	—	3,273
Kaseya Inc	2,500	—	2,500	—	—	2,500
Kite Bidco Inc.	15,212	—	15,212	—	—	15,212
Koala Investment Holdings, Inc.	26,578	—	26,578	—	—	26,578
Legacy Merger Sub, LLC	23,333	—	23,333	—	—	23,333
Legends Hospitality Holding Company, LLC	12,507	(3,746)	8,761	—	—	8,761
LHS Borrower LLC	20,118	(2,414)	17,704	—	—	17,704
Lindstrom, LLC	10,000	(3,665)	6,335	—	—	6,335
Lotus Topco Inc.	6,765	—	6,765	—	—	6,765
M&M OPCO, LLC	476	—	476	—	—	476
Madonna Bidco Limited*	6,218	—	6,218	—	—	6,218
Mari Events Midco LLC	13,942	—	13,942	—	—	13,942
Material Holdings, LLC	644	—	644	—	—	644
MetaTiedot Midco S.a.r.l.	10,675	(5,038)	5,637	—	—	5,637
MGP Holdings III Corp.	4,074	(218)	3,856	—	—	3,856
Mobile Communications America, Inc.	4,863	(272)	4,591	—	—	4,591
Mount Olympus Bidco Limited	1,097	—	1,097	—	—	1,097
mPulse Mobile, Inc.	7,692	—	7,692	—	—	7,692
MRO Holdings, Inc.	102,698	—	102,698	—	—	102,698
MRO Parent Corporation	4,444	—	4,444	—	—	4,444
Neinor DMP BidCo, S.A.U.*	33,901	—	33,901	—	—	33,901
North American Rail Solutions LLC	3,750	(264)	3,486	—	—	3,486
North American Rail Solutions LLC*	6,800	—	6,800	—	—	6,800
North Haven RI Buyer, LLC	8,437	(1,000)	7,437	—	—	7,437
Novotech SG Holdings Pte. Ltd./ Novotech Aus Bidco Pty Ltd/Novotech Holdings USA LLC	5,286	—	5,286	—	—	5,286

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Name of Issuer	Total revolving and delayed draw loan commitments	Less: funded commitments	Total unfunded commitments	Less: commitments substantially at discretion of the Company	Less: unavailable commitments due to borrowing base or other covenant restrictions	Total net adjusted unfunded revolving and delayed draw commitments
NPPI Buyer, LLC	$ 9,211	$ —	$ 9,211	$ —	$ —	$ 9,211
Olympus Terminals Holdco II LLC	22,000	—	22,000	—	—	22,000
OMEGA II AB*	19,376	—	19,376	—	—	19,376
OMH-Healthedge Holdings, Inc.	37,896	—	37,896	—	—	37,896
One Call Corporation (fka Opal Acquisition, Inc.)	19,868	—	19,868	—	—	19,868
One Silver Serve, LLC	11,200	(3,312)	7,888	—	—	7,888
Orthrus Ltd*	5,029	—	5,029	—	—	5,029
Pai Middle Tier, LLC	5,250	(750)	4,500	—	—	4,500
Paisley Bidco Limited*	11,089	—	11,089	—	—	11,089
Parfums Holding Company, Inc.	10,268	—	10,268	—	—	10,268
PARS Group LLC	952	—	952	952	—	—
Patriot Foods Buyer, Inc.	2,590	(298)	2,292	—	—	2,292
Patriot Growth Insurance Services, LLC	2,311	—	2,311	—	—	2,311
Pinnacle Buyer LLC	2,742	—	2,742	—	—	2,742
PMA Parent Holdings, LLC	987	—	987	—	—	987
Poly-Wood, LLC	46,091	—	46,091	—	—	46,091
PROJECT CARDINAL ACQUISITION, LLC	8,947	—	8,947	—	—	8,947
Protein For Pets Opco, LLC	4,717	(943)	3,774	—	—	3,774
Pye-Barker Fire & Safety LLC	1,950	—	1,950	—	—	1,950
QBS Parent, Inc.	40,867	(1,741)	39,126	—	—	39,126
QTS Project Ram	33,808	—	33,808	—	33,808	—
R.F. Fager Company, LLC	1,260	(169)	1,091	—	—	1,091
Radiate Holdco, LLC	408	—	408	—	—	408
Rarebreed Veterinary Partners, Inc.	8,501	—	8,501	—	—	8,501
Relativity ODA LLC	2,500	—	2,500	—	—	2,500
Reliable Doors, LLC	1,164	—	1,164	—	—	1,164
Rialto Management Group, LLC	3,588	—	3,588	—	—	3,588
RoC Holdco LLC	4,390	—	4,390	—	—	4,390
Rochester Midland Corporation	16,417	(159)	16,258	—	—	16,258
Rocket Bidco Limited*	33,200	—	33,200	—	—	33,200

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Name of Issuer	Total revolving and delayed draw loan commitments	Less: funded commitments	Total unfunded commitments	Less: commitments substantially at discretion of the Company	Less: unavailable commitments due to borrowing base or other covenant restrictions	Total net adjusted unfunded revolving and delayed draw commitments
Rocket Youth Brands Holdco LLC	$ 10,698	$ —	$ 10,698	$ —	$ —	$ 10,698
Runway Bidco, LLC	62,292	—	62,292	—	—	62,292
Russell Investments US Institutional Holdco Inc	9,900	—	9,900	—	—	9,900
Saber Parent Holdings Corp	69,512	—	69,512	—	—	69,512
SG Acquisition, Inc.	5,757	—	5,757	—	—	5,757
Sigma Irish Acquico Limited	16,576	—	16,576	—	—	16,576
Silk Holdings III Corp.	15,175	(3,035)	12,140	—	—	12,140
Smith Topco, Inc.	1,692	—	1,692	—	—	1,692
Space Finco, Inc.	27,000	—	27,000	—	—	27,000
Spark Purchaser, Inc.	1,351	—	1,351	—	—	1,351
SPARKLE BIDCO LIMITED*	26,066	—	26,066	—	—	26,066
Spruce Bidco II Inc.	26,335	—	26,335	—	—	26,335
SRP Eagle Buyer Inc.	24,706	—	24,706	—	—	24,706
SupplyHouse LLC	20,000	—	20,000	—	—	20,000
TerSera Therapeutics LLC	1,395	—	1,395	—	—	1,395
Thg Acquisition, LLC	24,232	(1,317)	22,915	—	—	22,915
TI Intermediate Holdings, LLC	397	—	397	—	—	397
TITAN BW BORROWER L.P.	50,402	—	50,402	—	—	50,402
Trading Technologies International, Inc. (fka Gem Merger Sub, Inc.)	6,757	—	6,757	—	—	6,757
Traffic Management Solutions, LLC	6,456	—	6,456	—	—	6,456
Trench Plate Rental Co.	4,545	(2,636)	1,909	—	—	1,909
Tribe Bidco Limited*	36,090	(274)	35,816	—	—	35,816
Truck-Lite Co., LLC	79,354	—	79,354	—	—	79,354
Truist Insurance Holdings, LLC	24,868	—	24,868	—	—	24,868
TS Investors, LLC	2,693	—	2,693	—	—	2,693
Tulip Bidco Limited*	196,535	—	196,535	—	—	196,535
TZ Buyer LLC	606	(394)	212	—	—	212

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Name of Issuer	Total revolving and delayed draw loan commitments	Less: funded commitments	Total unfunded commitments	Less: commitments substantially at discretion of the Company	Less: unavailable commitments due to borrowing base or other covenant restrictions	Total net adjusted unfunded revolving and delayed draw commitments
Uft Buyer LLC	34,172	—	34,172	—	—	34,172
Uniguest Holdings, Inc	23,349	—	23,349	—	—	23,349
US Fertility Enterprises, LLC	2,434	—	2,434	—	—	2,434
USA DeBusk LLC	6,840	(1,802)	5,038	—	—	5,038
Vamos Bidco, Inc.	36,199	—	36,199	—	—	36,199
Vantage Specialty Chemicals Holdings, Inc.	4,824	—	4,824	—	—	4,824
Vensure Employer Services, Inc.	2,547	—	2,547	—	—	2,547
Victors Purchaser, LLC	48,313	(2,193)	46,120	—	—	46,120
Village Pet Care, LLC	3,327	(365)	2,962	—	—	2,962
Violin Finco Guernsey Limited*	7,173	—	7,173	—	—	7,173
Volunteer AcquisitionCo, LLC	758	—	758	—	—	758
Vybond Buyer, LLC	14,000	—	14,000	—	—	14,000
WC ORS Buyer, Inc.	14,346	(2,582)	11,764	—	—	11,764
Wealth Enhancement Group, LLC	12,500	—	12,500	—	—	12,500
WH BorrowerCo, LLC	12,271	(1,048)	11,223	—	—	11,223
Wisdom Purchaser, LLC	5,156	—	5,156	—	—	5,156
Zafin Labs Americas Incorporated	2,500	—	2,500	—	—	2,500
Zendesk, Inc.	13,400	—	13,400	—	—	13,400
Zeus Company LLC	12,566	—	12,566	—	5,027	7,539
Total	$ 3,874,828	$ (172,106)	$ 3,702,722	$ 21,956	$ 44,972	$ 3,635,794

* These investments are in a foreign currency and the total commitment has been converted to USD using the December 31, 2025 exchange rate.

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

(33) Securities that are exempt from registration under the Securities Act of 1933 (the "**Securities Act**"), and may be deemed to be "restricted securities" under the Securities Act. As of December 31, 2025, the aggregate fair value of these securities is $23,387 or 0.2% of the Company's net assets. The acquisition dates of the restricted securities are as follows:

Issuer	Security Type	Acquisition Date
Alcresta Holdings, LP	Preferred Equity - Preferred Stocks	3/12/2024
Alcresta Holdings, LP	Common Equity - Equity Unit	3/12/2024
Eclipse Topco, Inc.	Preferred Equity - Preferred Stocks	9/6/2024
Ergotron Investments, LLC	Common Equity - Equity Unit	7/6/2022
Fortis Fire & Safety Holdings LP	Common Equity - Equity Unit	7/21/2023
Genius Bidco LLC	Common Equity - Equity Unit	5/1/2024
HIG Intermediate, Inc.	Preferred Equity - Cumulative Preferred	12/10/2024
Ishtar Co-Invest-B LP	Common Equity - Stock	7/1/2022
Mitel Networks	Common Equity - Stock	6/20/2025
Nutpods Holdings, Inc.	Common Equity - Stock	12/26/2023
Oshun Co-Invest-B LP	Common Equity - Stock	7/1/2022
PAI Co-Investor FT Aggregator LLC	Common Equity - Stock	2/13/2025
PPL Equity LP	Preferred Equity - Preferred Stocks	7/1/2022
PPL Equity LP	Common Equity - Equity Unit	7/1/2022
RMC Topco LLC	Common Equity - Equity Unit	8/1/2023
Space Parent, LP	Common Equity - Stock	2/5/2025
Space Parent, LP	Preferred Equity - Preferred Stocks	2/5/2025
Tailwind Fire Flow Investor, LP	Common Equity - Membership Interest	6/28/2024
Trench Safety Solutions Holdings, LLC	Common Equity - Equity Unit	4/29/2022
TZ Parent LLC	Common Equity - Equity Unit	8/12/2022
VCI Asset Holdings 1 LLC	Common Equity - Membership Interest	11/19/2025
WC ORS Holdings, L.P.	Common Equity - Limited Partnership	8/7/2024

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

(34) The following shows the composition of the Company's portfolio at cost by investment type and industry as of December 31, 2025:

Industry	First Lien - Secured Debt	Second Lien - Secured Debt	Unsecured Debt	Preferred Equity	Common Equity	Total
Aerospace & Defense	$ 779,778	$ —	$ —	$ —	$ —	$ 779,778
Air Freight & Logistics	14,789	—	—	—	—	14,789
Automobile Components	266,253	—	—	—	—	266,253
Banks	232,892	—	35,116	—	—	268,008
Beverages	39,702	—	—	—	—	39,702
Building Products	515,434	—	—	—	—	515,434
Capital Markets	468,162	—	—	—	—	468,162
Chemicals	168,728	—	—	—	100	168,828
Commercial Services & Supplies	1,444,984	33,700	—	51	—	1,478,735
Communications Equipment	271,507	—	—	—	3,465	274,972
Construction & Engineering	327,209	—	—	—	151	327,360
Construction Materials	25,155	—	—	—	—	25,155
Consumer Staples Distribution & Retail	444,406	—	—	—	—	444,406
Containers & Packaging	179,159	—	—	—	—	179,159
Distributors	59,475	—	—	—	—	59,475
Diversified Consumer Services	1,014,561	—	—	—	—	1,014,561
Diversified REITs	30,559	—	—	—	—	30,559
Diversified Telecommunication Services	306,093	—	—	—	—	306,093
Electric Utilities	199,982	—	—	—	—	199,982
Electrical Equipment	25,592	—	—	—	—	25,592
Electronic Equipment, Instruments & Components	98,555	—	—	—	—	98,555
Energy Equipment & Services	46,991	—	—	—	—	46,991
Entertainment	193,087	—	—	—	—	193,087
Financial Services	1,640,089	—	—	5,940	—	1,646,029
Food Products	39,955	—	—	—	125	40,080
Gas Utilities	30,466	—	—	—	—	30,466
Ground Transportation	155,644	—	—	—	—	155,644

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry	First Lien - Secured Debt	Second Lien - Secured Debt	Unsecured Debt	Preferred Equity	Common Equity	Total
Health Care Equipment & Supplies	$ 264,480	$ —	$ —	$ —	$ —	$ 264,480
Health Care Providers & Services	1,757,490	—	—	—	—	1,757,490
Health Care Technology	585,670	—	—	—	—	585,670
Hotels, Restaurants & Leisure	991,567	—	10,398	—	—	1,001,965
Household Durables	199,316	—	—	—	—	199,316
Household Products	107,384	—	—	—	100	107,484
Independent Power & Renewable Electricity Producers	28,554	—	30	—	—	28,584
Industrial Conglomerates	—	—	—	—	90	90
Insurance	1,107,209	—	—	49	—	1,107,258
Interactive Media & Services	316,178	—	—	—	—	316,178
IT Services	296,248	—	—	—	77	296,325
Leisure Products	183,095	—	—	—	—	183,095
Life Sciences Tools & Services	376,176	—	—	—	—	376,176
Machinery	429,837	—	—	—	—	429,837
Media	866,811	—	—	—	—	866,811
Multi-Utilities	30,976	—	—	—	—	30,976
Oil, Gas & Consumable Fuels	127,265	—	—	—	—	127,265
Paper & Forest Products	26,844	—	—	—	—	26,844
Personal Care Products	550,420	—	—	—	33	550,453
Pharmaceuticals	558,012	—	—	215	103	558,330
Professional Services	1,100,940	—	—	—	—	1,100,940
Real Estate Management & Development	66,780	—	—	—	—	66,780
Semiconductors & Semiconductor Equipment	24,969	—	—	—	—	24,969
Software	3,301,633	—	—	—	—	3,301,633
Specialty Retail	418,487	—	—	—	—	418,487
Technology Hardware, Storage & Peripherals	471,529	—	—	—	13,750	485,279
Textiles, Apparel & Luxury Goods	375,963	—	—	—	—	375,963
Trading Companies & Distributors	191,890	—	—	—	90	191,980
Transportation Infrastructure	442,279	—	—	—	—	442,279
Wireless Telecommunication Services	93,633	—	—	—	—	93,633
Total	$ 24,310,842	$ 33,700	$ 45,544	$ 6,255	$ 18,084	$ 24,414,425

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

(35) The following shows the composition of the Company's portfolio at fair value by investment type, industry and region as of December 31, 2025:

Industry	First Lien - Secured Debt	Second Lien - Secured Debt	Unsecured Debt	Preferred Equity	Common Equity	Total	% of Net Assets
Aerospace & Defense	$ 780,305	$ —	$ —	$ —	$ —	$ 780,305	5.3%
Air Freight & Logistics	14,888	—	—	—	—	14,888	0.1%
Automobile Components	265,223	—	—	—	—	265,223	1.8%
Banks	235,975	—	35,077	—	—	271,052	1.8%
Beverages	40,027	—	—	—	—	40,027	0.3%
Building Products	516,956	—	—	—	—	516,956	3.5%
Capital Markets	474,987	—	—	—	—	474,987	3.2%
Chemicals	149,200	—	—	—	126	149,326	1.0%
Commercial Services & Supplies	1,455,724	5,235	—	49	28	1,461,036	9.9%
Communications Equipment	268,612	—	—	—	1,193	269,805	1.8%
Construction & Engineering	329,697	—	—	—	138	329,835	2.2%
Construction Materials	25,075	—	—	—	—	25,075	0.2%
Consumer Staples Distribution & Retail	460,169	—	—	—	—	460,169	3.1%
Containers & Packaging	175,687	—	—	—	—	175,687	1.2%
Distributors	59,451	—	—	—	—	59,451	0.4%
Diversified Consumer Services	1,021,121	—	—	—	—	1,021,121	6.9%
Diversified REITs	30,672	—	—	—	—	30,672	0.2%
Diversified Telecommunication Services	295,215	—	—	—	—	295,215	2.0%
Electric Utilities	201,273	—	—	—	—	201,273	1.4%
Electrical Equipment	25,850	—	—	—	—	25,850	0.2%
Electronic Equipment, Instruments & Components	67,037	—	—	—	—	67,037	0.5%
Energy Equipment & Services	47,251	—	—	—	—	47,251	0.3%
Entertainment	192,589	—	—	—	—	192,589	1.3%
Financial Services	1,683,766	—	—	7,115	—	1,690,881	11.4%
Food Products	40,208	—	—	—	92	40,300	0.3%
Gas Utilities	30,313	—	—	—	—	30,313	0.2%
Ground Transportation	153,962	—	—	—	—	153,962	1.0%

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry	First Lien - Secured Debt		Second Lien - Secured Debt		Unsecured Debt		Preferred Equity		Common Equity		Total		% of Net Assets
Health Care Equipment & Supplies	$	263,925	$	—	$	—	$	—	$	—	$	263,925	1.8%
Health Care Providers & Services		1,732,905		—		—		—		—		1,732,905	11.7%
Health Care Technology		587,582		—		—		—		—		587,582	4.0%
Hotels, Restaurants & Leisure		1,008,465		—		10,418		—		—		1,018,883	6.9%
Household Durables		201,715		—		—		—		—		201,715	1.4%
Household Products		107,885		—		—		—		119		108,004	0.7%
Independent Power & Renewable Electricity Producers		28,707		—		30		—		—		28,737	0.2%
Industrial Conglomerates		—		—		—		—		112		112	0.0%
Insurance		1,111,724		—		—		49		—		1,111,773	7.5%
Interactive Media & Services		335,382		—		—		—		—		335,382	2.3%
IT Services		305,013		—		—		—		48		305,061	2.1%
Leisure Products		184,484		—		—		—		—		184,484	1.2%
Life Sciences Tools & Services		375,184		—		—		—		—		375,184	2.5%
Machinery		429,693		—		—		—		—		429,693	2.9%
Media		887,940		—		—		—		—		887,940	6.0%
Multi-Utilities		25,530		—		—		—		—		25,530	0.2%
Oil, Gas & Consumable Fuels		126,151		—		—		—		—		126,151	0.9%
Paper & Forest Products		22,472		—		—		—		—		22,472	0.2%
Personal Care Products		551,171		—		—		—		—		551,171	3.7%
Pharmaceuticals		560,191		—		—		180		228		560,599	3.8%
Professional Services		1,119,483		—		—		—		—		1,119,483	7.6%
Real Estate Management & Development		66,160		—		—		—		—		66,160	0.4%
Semiconductors & Semiconductor Equipment		25,000		—		—		—		—		25,000	0.2%
Software		3,322,016		—		—		—		—		3,322,016	22.5%
Specialty Retail		434,273		—		—		—		—		434,273	2.9%
Technology Hardware, Storage & Peripherals		470,999		—		—		—		13,749		484,748	3.3%
Textiles, Apparel & Luxury Goods		375,679		—		—		—		—		375,679	2.5%
Trading Companies & Distributors		192,184		—		—		—		160		192,344	1.3%
Transportation Infrastructure		453,571		—		—		—		—		453,571	3.1%
Wireless Telecommunication Services		94,765		—		—		—		—		94,765	0.7%
Total	$	24,441,482	$	5,235	$	45,525	$	7,393	$	15,993	$	24,515,628	166.0%
% of Net Assets		165.5%		0.0%		0.3%		0.1%		0.1%		166.0%	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry Classification	Percentage of Total Investments (at Fair Value) as of December 31, 2025
Software	13.6%
Health Care Providers & Services	7.1%
Financial Services	6.9%
Commercial Services & Supplies	6.0%
Insurance	4.5%
Hotels, Restaurants & Leisure	4.2%
Professional Services	4.6%
Diversified Consumer Services	4.2%
Aerospace & Defense	3.2%
Entertainment	0.8%
Health Care Technology	2.4%
Pharmaceuticals	2.3%
Personal Care Products	2.2%
Technology Hardware, Storage & Peripherals	2.0%
Building Products	2.1%
Capital Markets	1.9%
Media	3.6%
Consumer Staples Distribution & Retail	1.9%
Specialty Retail	1.8%
Transportation Infrastructure	1.9%
Machinery	1.8%
Textiles, Apparel & Luxury Goods	1.5%
Life Sciences Tools & Services	1.5%
Banks	1.1%
Interactive Media & Services	1.4%
Construction & Engineering	1.3%
IT Services	1.2%
Diversified Telecommunication Services	1.2%
Communications Equipment	1.1%

See notes to consolidated financial statements
154

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Industry Classification	Percentage of Total Investments (at Fair Value) as of December 31, 2025
Automobile Components	1.1%
Health Care Equipment & Supplies	1.1%
Household Durables	0.8%
Trading Companies & Distributors	0.8%
Electric Utilities	0.8%
Leisure Products	0.8%
Containers & Packaging	0.7%
Ground Transportation	0.6%
Chemicals	0.6%
Household Products	0.4%
Oil, Gas & Consumable Fuels	0.5%
Wireless Telecommunication Services	0.4%
Electronic Equipment, Instruments & Components	0.3%
Real Estate Management & Development	0.3%
Distributors	0.2%
Energy Equipment & Services	0.2%
Diversified REITs	0.1%
Food Products	0.2%
Beverages	0.0%
Gas Utilities	0.1%
Independent Power & Renewable Electricity Producers	0.1%
Electrical Equipment	0.1%
Multi-Utilities	0.1%
Construction Materials	0.1%
Semiconductors & Semiconductor Equipment	0.1%
Paper & Forest Products	0.1%
Air Freight & Logistics	0.1%
Industrial Conglomerates	0.0%
Total	**100.00%**

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2025
(In thousands, except share data)

Geographic Region	Percentage of Total Investments (at Fair Value) as of December 31, 2025
United States	78.2%
United Kingdom	9.7%
Europe	9.4%
Australia	1.3%
Canada	0.8%
Asia	0.4%
Caribbean	0.2%

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Aerospace & Defense							
DYNASTY ACQUISITION CO I							
Dynasty Acquisition Co., Inc.	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	10/31/2031	$ 5,000	$ 4,994	$ 5,029	(8)(14)
Kaman							
Ovation Parent Inc	First Lien Secured Debt - Term Loan	S+350, 0.75% Floor	4/21/2031	9,975	9,952	10,056	(15)
MRO Holdings							
MRO Holdings, Inc.	First Lien Secured Debt - Term Loan	S+500, 0.50% Floor	12/17/2030	90,330	89,203	91,008	(4)(9)(15)
Signia Aerospace							
Signia Aerospace, LLC	First Lien Secured Debt - Term Loan	S+300, 0.50% Floor	12/11/2031	5,815	5,801	5,826	(15)
	First Lien Secured Debt - Delayed Draw	S+300, 0.50% Floor	12/11/2031	—	(1)	—	(11)(28)
					5,800	5,826	
Transdigm							
Transdigm Inc.	First Lien Secured Debt - Term Loan	S+250, 0.00% Floor	1/19/2032	2,826	2,819	2,835	(8)(15)
		Total Aerospace & Defense			$ 112,768	$ 114,754	
Automobile Components							
Caliber							
Wand Newco 3, Inc.	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	1/30/2031	$ 23,449	$ 23,413	$ 23,575	(14)
Clarience Technologies							
Truck-Lite Co., LLC	First Lien Secured Debt - Term Loan	S+575, 0.75% Floor	2/13/2031	146,890	143,880	145,583	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+575, 0.75% Floor	2/13/2031	—	(316)	(142)	(4)(5)(11)(28)
	First Lien Secured Debt - Revolver	S+575, 0.75% Floor	2/13/2030	—	(309)	(147)	(4)(5)(11)(28)
					143,255	145,294	
Mavis Tire Express Services							
Mavis Tire Express Services TopCo, L.P.	First Lien Secured Debt - Term Loan	S+350, 0.75% Floor	5/4/2028	24,489	24,510	24,683	(14)
		Total Automobile Components			$ 191,178	$ 193,552	

See notes to consolidated financial statements

157

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Banks							
G&A							
G&A Partners Holding Company II, LLC	First Lien Secured Debt - Term Loan	S+550, 0.75% Floor	3/1/2031	$ 16,116	$ 15,821	$ 15,834	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+550, 0.75% Floor	3/1/2031	631	586	507	(4)(9)(11)(15)(28)
	First Lien Secured Debt - Revolver	S+550, 0.75% Floor	3/1/2030	—	(30)	(31)	(4)(5)(9)(11)(28)
			Total Banks		$ 16,377	$ 16,310	
Biotechnology							
Azurity Pharmaceuticals							
Azurity Pharmaceuticals, Inc.	First Lien Secured Debt - Term Loan	S+673, 0.75% Floor	9/20/2027	$ 43,767	$ 42,869	$ 42,891	(15)
			Total Biotechnology		$ 42,869	$ 42,891	
Building Products							
Chamberlain Group							
Chariot Buyer LLC	First Lien Secured Debt - Term Loan	S+325, 0.50% Floor	11/3/2028	$ 20,779	$ 20,745	$ 20,928	(14)
Kodiak							
Kodiak BP, LLC	First Lien Secured Debt - Term Loan	S+375, 0.00% Floor	12/4/2031	40,300	40,098	40,380	(15)
Omnimax							
Omnimax International, LLC	First Lien Secured Debt - Term Loan	S+575, 1.00% Floor	12/6/2030	30,561	29,956	29,950	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+575, 1.00% Floor	12/6/2030	—	(93)	(94)	(4)(5)(28)
					29,863	29,856	
Quikrete							
Quikrete Holdings, Inc.	Unfunded Commitment Secured Debt - Backstop Loan	Variable	8/24/2025	—	—	—	(4)(28)(32)
	Unsecured Debt - Backstop Loan	Variable	8/24/2025	—	—	—	(4)(28)(32)
					—	—	
Reliable Doors							
Reliable Doors, LLC	First Lien Secured Debt - Term Loan	S+625, 1.00% Floor	10/4/2028	6,233	6,134	6,233	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+625, 1.00% Floor	10/4/2028	2,114	2,073	2,114	(4)(9)(14)(28)
	First Lien Secured Debt - Revolver	S+625, 1.00% Floor	10/4/2028	114	105	114	(4)(9)(11)(14)(28)
					8,312	8,461	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
RF Fager							
R.F. Fager Company, LLC	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	3/4/2030	3,102	3,039	3,047	(4)(9)(14)(15)(16)
	First Lien Secured Debt - Delayed Draw	S+525, 1.00% Floor	3/4/2030	—	(10)	(18)	(4)(5)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+525, 1.00% Floor	3/4/2030	—	(16)	(15)	(4)(5)(9)(11)(28)
					3,013	3,014	
US LBM							
LBM Acquisition, LLC	First Lien Secured Debt - Term Loan	S+385, 0.75% Floor	12/17/2027	43,336	43,015	43,499	(14)
Visual Comfort							
VC GB Holdings I Corp	First Lien Secured Debt - Term Loan	S+350, 0.50% Floor	7/21/2028	19,086	19,036	19,120	(15)
			Total Building Products		$ 164,082	$ 165,258	
Capital Markets							
Arrowhead Engineered Products							
Arrowhead Holdco Company	First Lien Secured Debt - Term Loan	S+265 (Includes 2.75% PIK)	8/31/2028	$ 10,134	$ 10,134	$ 8,740	(4)(15)
Dragon Buyer							
Dragon Buyer Inc	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	9/30/2031	6,368	6,337	6,390	(15)
Edelman Financial Services							
The Edelman Financial Center, LLC	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	4/7/2028	37,570	37,584	37,858	(14)
Focus Financial							
Focus Financial Partners, LLC	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	9/15/2031	29,799	29,726	30,110	(14)
	First Lien Secured Debt - Delayed Draw	S+325, 0.00% Floor	9/15/2031	—	—	—	(28)
					29,726	30,110	
Rialto							
Rialto Management Group, LLC	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	12/5/2030	70,567	69,869	69,861	(4)(14)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	12/5/2030	—	(24)	(24)	(4)(5)(11)(28)
					69,845	69,837	
True Potential							
Kane Bidco Limited	First Lien Secured Debt - Corporate Bond	SONIA+635, 0.00% Floor	2/15/2028	£ 69,000	86,473	86,869	(3)(4)(8)(9)(17)
	First Lien Secured Debt - Corporate Bond	6.50%	2/15/2027	£ 2,000	2,387	2,512	(3)(8)(9)
	First Lien Secured Debt - Corporate Bond	5.00%	2/15/2027	€ 1,000	1,088	1,039	(3)(8)(9)
					89,948	90,420	
			Total Capital Markets		$ 243,574	$ 243,355	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]		Cost [29]		Fair Value [1][30]	
Chemicals									
AOC									
LSF11 A5 HoldCo LLC	First Lien Secured Debt - Term Loan	S+361, 0.50% Floor	10/15/2028	$	37,485	$	37,259	$	37,763	(14)
Heubach									
Heubach Holdings USA LLC	First Lien Secured Debt - Term Loan	S+1026, 1.00% Floor	4/30/2024		1,657		1,457		828	(4)(8)(15)(25)
SK Neptune Husky Group Sarl	First Lien Secured Debt - Term Loan	S+715, 0.50% Floor	1/3/2029		9,588		9,545		—	(4)(8)(15)(25)
							11,002		828	
RMC									
RMC Topco LLC	Common Equity - Equity Unit	N/A	N/A		100 Shares		100		118	(4)(9)(31)
Rochester Midland Corporation	First Lien Secured Debt - Term Loan	S+625, 1.00% Floor	8/1/2029		4,913		4,812		4,950	(4)(9)(14)
	First Lien Secured Debt - Delayed Draw	S+600, 1.00% Floor	8/1/2029		739		606		744	(4)(9)(11)(14)(28)
	First Lien Secured Debt - Revolver	S+600, 1.00% Floor	8/1/2029		—		(38)		—	(4)(9)(11)(28)
							5,480		5,812	
Solenis Holding Limited									
Solenis Holding Limited	First Lien Secured Debt - Term Loan	S+326, 0.50% Floor	6/20/2031		27,948		27,450		28,070	(15)
Vita Global									
Vita Global FinCo Limited	First Lien Secured Debt - Term Loan	SONIA+710, 0.00% Floor	7/6/2027	£	16,471		22,335		18,558	(3)(4)(8)(17)
				Total Chemicals		$	103,526	$	91,031	
Commercial Services & Supplies									
Allied Universal									
Allied Universal Holdco LLC	First Lien Secured Debt - Term Loan	S+385, 0.50% Floor	5/12/2028	$	29,215	$	29,148	$	29,346	(14)
American Express GBT									
GBT US III LLC	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	7/25/2031		20,000		19,952		20,123	(8)(15)
Avenu Insights									
ACP Avenu Buyer, LLC	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	10/2/2029		6,188		6,044		6,095	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+525, 1.00% Floor	10/2/2029		1,091		1,049		1,051	(4)(9)(11)(15)(28)
	First Lien Secured Debt - Revolver	S+525, 1.00% Floor	10/2/2029		238		215		222	(4)(9)(11)(15)(28)
							7,308		7,368	

See notes to consolidated financial statements
160

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
BDO USA							
BDO USA, P.A.	First Lien Secured Debt - Term Loan	S+500, 2.00% Floor	8/31/2028	194,276	191,245	194,277	(4)(9)(14)
Beeline							
IQN Holding Corp.	First Lien Secured Debt - Term Loan	S+525, 0.75% Floor	5/2/2029	64,119	63,700	64,119	(4)(15)
	First Lien Secured Debt - Revolver	S+525, 0.75% Floor	5/2/2028	2,011	1,982	2,011	(4)(11)(15)(28)
					65,682	66,130	
Best Trash							
Bingo Group Buyer, Inc.	First Lien Secured Debt - Term Loan	S+500, 1.00% Floor	7/10/2031	17,523	17,315	17,348	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+500, 1.00% Floor	7/10/2031	—	(31)	(54)	(4)(5)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	7/10/2031	63	39	42	(4)(9)(11)(15)(28)
					17,323	17,336	
CDK							
Central Parent Inc	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	7/6/2029	15,960	15,929	15,769	(15)
Encore							
AVSC Holding Corp.	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	12/5/2031	202,349	198,341	198,302	(4)(14)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	12/5/2029	—	(427)	(433)	(4)(5)(11)(28)
					197,914	197,869	
Fortis Fire							
Fortis Fire & Safety Holdings LP	Common Equity - Equity Unit	N/A	N/A	9 Shares	90	108	(4)(9)(31)
GardaWorld							
Garda World Security Corporation	First Lien Secured Debt - Term Loan	S+350, 0.00% Floor	2/1/2029	18,722	18,682	18,828	(8)(14)
Heritage Environmental Services							
Heritage Environmental Services, Inc.	First Lien Secured Debt - Term Loan	S+525, 0.75% Floor	1/31/2031	87,983	86,787	88,642	(4)(9)(15)
	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	1/31/2031	11,762	11,705	11,703	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	1/31/2031	—	(30)	(31)	(4)(5)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	1/31/2030	—	(5)	—	(4)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+550, 4.50% Floor	1/31/2030	—	(155)	—	(4)(9)(11)(28)
					98,302	100,314	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
HKA							
Mount Olympus Bidco Limited	First Lien Secured Debt - Term Loan	S+575, 0.50% Floor	8/9/2029	13,705	13,419	13,431	(4)(8)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+575, 0.50% Floor	8/9/2029	4,760	4,738	4,665	(4)(8)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+650, 0.50% Floor	8/9/2029	568	538	528	(4)(8)(9)(11)(15)(28)
					18,695	18,624	
Ironclad							
Ironhorse Purchaser, LLC	First Lien Secured Debt - Term Loan	S+676, 1.00% Floor	9/30/2027	3,037	2,990	2,976	(4)(9)(14)
	First Lien Secured Debt - Delayed Draw	S+676, 1.00% Floor	9/30/2027	—	(21)	(29)	(4)(5)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+676, 1.00% Floor	9/30/2027	157	150	147	(4)(9)(11)(14)(28)
					3,119	3,094	
Profile Products							
Profile Products LLC	First Lien Secured Debt - Term Loan	S+585, 0.75% Floor	11/12/2027	4,863	4,863	4,863	(4)(16)
QA Group							
Ichnaea UK Bidco Limited	First Lien Secured Debt - Term Loan	SONIA+600, 0.00% Floor	10/5/2029	£ 31,000	36,687	38,809	(3)(4)(8)(9)(17)
R.R. Donnelley							
R. R. Donnelley & Sons Company	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	8/8/2029	175,560	170,623	172,049	(4)(9)(14)
Resource Innovations							
North Haven RI Buyer, LLC	First Lien Secured Debt - Term Loan	S+500, 1.00% Floor	3/29/2030	11,910	11,695	11,692	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+500, 1.00% Floor	3/29/2030	1,390	1,350	1,335	(4)(9)(11)(15)(28)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	3/29/2030	1,500	1,456	1,455	(4)(9)(11)(14)(28)
					14,501	14,482	
SafetyCo							
HEF Safety Ultimate Holdings, LLC	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	11/19/2029	10,539	10,313	10,539	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+575, 1.00% Floor	11/19/2029	—	(30)	—	(4)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+525, 1.00% Floor	11/17/2029	687	657	687	(4)(9)(11)(15)(28)
					10,940	11,226	
SAVATREE							
CI (Quercus) Intermediate Holdings, LLC	First Lien Secured Debt - Term Loan	S+515, 0.75% Floor	6/6/2031	17,284	17,116	16,985	(4)(15)
	First Lien Secured Debt - Revolver	S+515, 0.75% Floor	6/6/2031	189	157	149	(4)(11)(14)(28)
					17,273	17,134	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Smith System							
Smith Topco, Inc.	First Lien Secured Debt - Term Loan	S+550, 1.00% Floor	11/6/2029	13,175	12,922	13,175	(4)(9)(16)
	First Lien Secured Debt - Revolver	S+600, 1.00% Floor	11/6/2029	—	(31)	—	(4)(9)(11)(28)
					12,891	13,175	
Stamps.com							
Auctane, Inc.	First Lien Secured Debt - Term Loan	S+585, 0.75% Floor	10/5/2028	31,606	31,225	31,606	(4)(9)(16)
SumUp							
SumUp Holdings Luxembourg S.a.r.l.	First Lien Secured Debt - Delayed Draw	E+661, 1.50% Floor	5/23/2031	€ 40,000	42,883	40,657	(3)(4)(8)(11)(20)(28)
Tranzonic							
TZ Buyer LLC	First Lien Secured Debt - Term Loan	S+610, 0.75% Floor	8/14/2028	19,750	19,127	19,404	(4)(9)(14)
	First Lien Secured Debt - Term Loan	S+635, 0.75% Floor	8/14/2028	17,603	17,306	17,295	(4)(9)(14)
	First Lien Secured Debt - Delayed Draw	S+610, 0.75% Floor	8/14/2028	49,476	48,647	48,611	(4)(9)(14)
	First Lien Secured Debt - Delayed Draw	S+635, 0.75% Floor	8/12/2028	4,576	4,511	4,496	(4)(9)(14)
	First Lien Secured Debt - Delayed Draw	S+585, 0.75% Floor	8/14/2028	1,737	1,694	1,707	(4)(9)(14)
	First Lien Secured Debt - Revolver	S+635, 0.75% Floor	8/14/2028	182	172	171	(4)(9)(11)(14)(28)
TZ Parent LLC	Common Equity - Equity Unit	N/A	N/A	50 Shares	50	94	(4)(9)(31)
					91,507	91,778	
United Site Services							
Vortex Opco LLC	First Lien Secured Debt - Term Loan	S+425, 0.50% Floor	12/17/2028	35,177	35,079	22,355	(9)(15)
	First Lien Secured Debt - Term Loan	S+625, 0.50% Floor	4/30/2030	8,380	8,117	8,694	(9)(15)
					43,196	31,049	
USA DeBusk							
USA DeBusk LLC	First Lien Secured Debt - Term Loan	S+525, 0.75% Floor	4/30/2031	13,249	13,064	13,080	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+525, 0.75% Floor	4/30/2031	550	513	487	(4)(9)(11)(15)(28)
	First Lien Secured Debt - Revolver	S+525, 0.75% Floor	4/30/2030	550	525	527	(4)(9)(11)(14)(15)(28)
					14,102	14,094	
			Total Commercial Services & Supplies		$ 1,174,080	$ 1,170,108	

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Communications Equipment							
CommScope							
Commscope, LLC	First Lien Secured Debt - Term Loan	S+550, 2.00% Floor	12/17/2029	$ 90,000	$ 88,913	$ 91,294	(8)(15)
	First Lien Secured Debt - Corporate Bond	9.50%	12/15/2031	11,000	10,757	11,416	(8)
					99,670	102,710	
MCA							
Mobile Communications America, Inc.	First Lien Secured Debt - Term Loan	S+550, 1.00% Floor	10/16/2029	8,340	8,163	8,319	(4)(9)(14)
	First Lien Secured Debt - Delayed Draw	S+600, 1.00% Floor	10/16/2029	518	487	511	(4)(9)(11)(14)(15)(28)
	First Lien Secured Debt - Revolver	S+525, 1.00% Floor	10/16/2029	340	312	336	(4)(9)(11)(15)(28)
					8,962	9,166	
Mitel Networks							
MLN US Holdco LLC	First Lien Secured Debt - Term Loan	11.13%	10/18/2027	6,395	6,244	4,668	(4)(8)(15)(25)
	Second Lien Secured Debt - Term Loan	11.39%	10/18/2027	38,156	36,810	5,723	(4)(8)(15)(25)
					43,054	10,391	
			Total Communications Equipment		$ 151,686	$ 122,267	
Construction & Engineering							
American Restoration							
American Restoration Holdings, LLC	First Lien Secured Debt - Term Loan	S+500, 1.00% Floor	7/24/2030	$ 6,463	$ 6,341	$ 6,350	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+500, 1.00% Floor	7/24/2030	5,222	5,110	5,105	(4)(9)(11)(15)(28)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	7/24/2030	389	356	358	(4)(9)(11)(15)(28)
					11,807	11,813	
Amey							
Project Ardent Bidco Limited	First Lien Secured Debt - Term Loan	SONIA+550, 0.00% Floor	11/12/2031	£ 163,000	203,705	199,978	(3)(4)(8)(17)
Arcosa							
Arcosa, Inc.	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	8/12/2031	7,500	7,500	7,570	(8)(14)
Circor							
Cube A&D Buyer Inc	First Lien Secured Debt - Term Loan	S+350, 0.00% Floor	10/17/2031	14,000	13,991	14,111	(9)(15)
Construction Partners							
Construction Partners, Inc.	First Lien Secured Debt - Term Loan	S+250, 0.00% Floor	11/3/2031	7,000	6,983	7,048	(8)(14)

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Pave America							
Pave America Interco, LLC	First Lien Secured Debt - Term Loan	S+675, 1.00% Floor	2/7/2028	36,910	36,097	36,356	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+675, 1.00% Floor	2/7/2028	3,373	3,305	3,322	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+675, 1.00% Floor	2/7/2028	2,350	2,278	2,282	(4)(9)(11)(15)(28)
					41,680	41,960	
Traffic Management Solutions							
Traffic Management Solutions, LLC	First Lien Secured Debt - Term Loan	S+500, 1.00% Floor	11/26/2030	7,379	7,270	7,268	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+500, 1.00% Floor	11/26/2030	—	(45)	(46)	(4)(5)(11)(28)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	11/26/2030	121	100	100	(4)(11)(15)(28)
					7,325	7,322	
Trench Plate Rental Co.							
Trench Plate Rental Co.	First Lien Secured Debt - Term Loan	S+560, 1.00% Floor	12/3/2026	44,318	43,974	43,543	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+560, 1.00% Floor	12/3/2026	3,568	3,538	3,489	(4)(9)(11)(15)(28)
Trench Safety Solutions Holdings, LLC	Common Equity - Equity Unit	N/A	N/A	331 Shares	50	32	(4)(9)(31)
					47,562	47,064	
		Total Construction & Engineering			$ 340,553	$ 336,866	
Construction Materials							
Hobbs & Associates							
Hobbs & Associates LLC/VA	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	7/23/2031	$ 17,273	$ 17,251	$ 17,389	(14)
	First Lien Secured Debt - Delayed Draw	S+325, 0.00% Floor	7/23/2031	1,178	1,179	1,186	(15)(28)
					18,430	18,575	
Volunteer Materials							
Volunteer AcquisitionCo, LLC	First Lien Secured Debt - Term Loan	S+650, 1.00% Floor	9/1/2029	5,131	5,024	5,002	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+650, 1.00% Floor	9/1/2029	378	370	368	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	9/1/2029	—	(15)	(19)	(4)(5)(9)(11)(28)
					5,379	5,351	
		Total Construction Materials			$ 23,809	$ 23,926	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]		Cost [29]		Fair Value [1][30]	
Consumer Finance									
LendingTree									
LendingTree, Inc.	First Lien Secured Debt - Term Loan	S+575, 1.50% Floor	3/27/2031	$	54,424	$	53,168	$ 54,424	(4)(8)(9)(14)
	First Lien Secured Debt - Delayed Draw	S+575, 1.50% Floor	3/27/2031		—		(316)	—	(4)(8)(9)(11)(28)
			Total Consumer Finance			$	52,852	$ 54,424	
Consumer Staples Distribution & Retail									
ASDA									
Bellis Acquisition Company PLC	First Lien Secured Debt - Term Loan	SONIA+603, 0.00% Floor	10/22/2029	£	97,403	$	114,725	$ 121,939	(3)(4)(8)(9)(17)
	First Lien Secured Debt - Term Loan	E+400, 0.00% Floor	5/14/2031	€	5,000		5,275	5,073	(3)(8)(9)(20)
							120,000	127,012	
Elida Beauty									
PHOENIX YW BUYER, INC.	First Lien Secured Debt - Term Loan	S+500, 1.00% Floor	5/31/2030		12,206		11,952	11,962	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	5/31/2030		—		(35)	(34)	(4)(5)(9)(11)(28)
							11,917	11,928	
Patriot Pickle									
Patriot Foods Buyer, Inc.	First Lien Secured Debt - Term Loan	S+575, 1.00% Floor	12/24/2029		6,518		6,404	6,453	(4)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+600, 1.00% Floor	12/22/2029		—		(21)	(25)	(4)(5)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+600, 1.00% Floor	12/22/2029		—		(16)	(9)	(4)(5)(9)(11)(28)
							6,367	6,419	
Protein for Pets									
Protein For Pets Opco, LLC	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	9/20/2030		45,057		44,236	44,268	(4)(9)(14)
	First Lien Secured Debt - Revolver	S+525, 1.00% Floor	9/20/2030		—		(83)	(83)	(4)(5)(9)(11)(28)
							44,153	44,185	
Rise Baking									
Viking Baked Goods Acquisition Corporation	First Lien Secured Debt - Term Loan	S+500, 0.00% Floor	10/24/2031		160,000		157,635	157,600	(4)(14)
			Total Consumer Staples Distribution & Retail			$	340,072	$ 347,144	

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]		Cost [29]		Fair Value [1][30]	
Containers & Packaging									
Ardagh Metal									
Ardagh Metal Packaging Finance plc	First Lien Secured Debt - Term Loan	E+450, 1.00% Floor	9/24/2029	€	59,921	$	66,493	$	61,603	(3)(4)(8)(19)
Berlin Packaging									
Berlin Packaging L.L.C.	First Lien Secured Debt - Term Loan	S+350, 0.00% Floor	6/7/2031		20,958		20,980		21,104	(14)
BOX Partners									
Bp Purchaser LLC	First Lien Secured Debt - Term Loan	S+576, 0.75% Floor	12/11/2028		7,313		7,313		6,654	(4)(15)
Tekni-Plex									
Trident TPI Holdings, Inc.	First Lien Secured Debt - Term Loan	S+375, 0.50% Floor	9/15/2028		42,286		42,252		42,718	(14)
			Total Containers & Packaging			$	137,038	$	132,079	
Distributors									
ORS Nasco									
WC ORS Buyer, Inc.	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	8/7/2031	$	75,129	$	74,047	$	74,002	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	8/7/2031		—		(102)		(215)	(4)(5)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	8/7/2031		3,730		3,526		3,515	(4)(9)(11)(15)(28)
WC ORS Holdings, L.P.	Common Equity - Limited Partnership	N/A	N/A	90,443 Shares			90		93	(4)(9)(31)
							77,561		77,395	
PureStar									
AMCP Clean Acqusition Company, LLC	First Lien Secured Debt - Term Loan	S+475, 0.50% Floor	6/15/2028		94,288		93,102		94,641	(9)(15)
	First Lien Secured Debt - Delayed Draw	S+475, 0.50% Floor	6/15/2028		3,040		3,025		3,051	(9)(11)(15)(28)
							96,127		97,692	
			Total Distributors			$	173,688	$	175,087	
Diversified Consumer Services									
Accelerate Learning									
Eagle Purchaser, Inc.	First Lien Secured Debt - Term Loan	S+675, 1.00% Floor	3/22/2030	$	20,167	$	19,675	$	20,066	(4)(9)(14)
	First Lien Secured Debt - Delayed Draw	S+675, 1.00% Floor	3/22/2030		2,813		2,749		2,785	(4)(9)(11)(15)(28)
	First Lien Secured Debt - Revolver	S+675, 1.00% Floor	3/22/2029		3,947		3,859		3,888	(4)(9)(14)(15)(28)
							26,283		26,739	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]		Cost [29]		Fair Value [1][30]	
Adevinta									
Aurelia Netherlands Midco 2 B.V.	First Lien Secured Debt - Term Loan	E+586, 0.00% Floor	5/29/2031	€	99,299	105,775		101,831	(3)(4)(8)(9)(20)
Cognita Schools									
Lernen US Finco LLC	First Lien Secured Debt - Term Loan	S+400, 0.50% Floor	10/27/2031		7,500	7,463		7,594	(8)(15)
Excelligence									
Excelligence Learning Corporation	First Lien Secured Debt - Term Loan	S+575, 1.00% Floor	1/18/2030		84,798	83,305		83,950	(4)(9)(15)
	First Lien Secured Debt - Revolver	P+575, 1.00% Floor	1/18/2030		814	584		678	(4)(9)(11)(23)(28)
						83,889		84,628	
Greencross									
Vermont Aus Pty Ltd	First Lien Secured Debt - Term Loan	BBSW+575, 0.75% Floor	3/23/2028	A$	157,535	106,887		97,019	(3)(4)(8)(9)(24)
ISP									
International Schools Partnership Limited	First Lien Secured Debt - Delayed Draw	E+525, 0.00% Floor	7/6/2028	€	—	(1,373)		(1,373)	(3)(4)(5)(8)(11)(28)
SERVPRO									
One Silver Serve, LLC	First Lien Secured Debt - Term Loan	S+510, 1.00% Floor	12/18/2028		21,102	20,926		20,891	(4)(14)
	First Lien Secured Debt - Delayed Draw	S+535, 1.00% Floor	12/18/2028		12,766	12,599		12,575	(4)(11)(15)(28)
	First Lien Secured Debt - Revolver	S+535, 1.00% Floor	12/18/2028		—	(39)		(48)	(4)(5)(11)(28)
						33,486		33,418	
Walter's Wedding									
WH BorrowerCo, LLC	First Lien Secured Debt - Term Loan	S+500, 1.00% Floor	8/1/2030		25,827	25,460		25,440	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+500, 1.00% Floor	8/1/2030		—	(205)		(220)	(4)(5)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	8/1/2030		2,201	2,138		2,133	(4)(9)(11)(15)(28)
						27,393		27,353	
			Total Diversified Consumer Services			$ 389,803		$ 377,209	
Electric Utilities									
Congruex									
Congruex Group LLC	First Lien Secured Debt - Term Loan	S+165 (Includes 5.00% PIK)	5/3/2029	$	29,847	$ 29,330	$	23,225	(9)(15)
GridTek									
BGIF IV Fearless Utility Services, Inc.	First Lien Secured Debt - Term Loan	S+500, 0.50% Floor	6/9/2031		135,058	133,787		133,708	(4)(9)(14)
	First Lien Secured Debt - Delayed Draw	S+500, 0.50% Floor	6/9/2031		—	(226)		(491)	(4)(5)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+500, 0.50% Floor	6/7/2030		—	(214)		(235)	(4)(5)(9)(11)(28)
						133,347		132,982	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Thunder Generation							
Thunder Generation Funding LLC	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	10/3/2031	29,925	29,814	30,158	(15)
Westinghouse							
Brookfield WEC Holdings Inc.	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	1/27/2031	9,975	9,984	9,995	(14)
			Total Electric Utilities		$ 202,475	$ 196,360	
Electrical Equipment							
Antylia Scientific							
CPI Buyer, LLC	First Lien Secured Debt - Term Loan	S+576, 0.75% Floor	11/1/2028	$ 30,748	$ 30,748	$ 30,440	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+576, 0.75% Floor	11/1/2028	4,109	4,102	4,062	(4)(11)(15)(28)
	First Lien Secured Debt - Revolver	S+576, 0.75% Floor	10/30/2026	—	—	(33)	(4)(5)(11)(28)
					34,850	34,469	
International Wire Group							
IW Buyer LLC	First Lien Secured Debt - Term Loan	S+500, 1.00% Floor	6/28/2029	20,165	19,777	19,964	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	6/28/2029	—	(71)	(31)	(4)(5)(9)(11)(28)
					19,706	19,933	
Trescal							
Ruler Bidco S.A R.L.	First Lien Secured Debt - Term Loan	E+550, 0.00% Floor	4/29/2030	€ 28,282	30,333	28,857	(3)(4)(8)(9)(19)
	First Lien Secured Debt - Term Loan	S+550, 0.50% Floor	4/29/2030	11,498	11,214	11,412	(4)(8)(9)(15)
	First Lien Secured Debt - Delayed Draw	E+650, 0.00% Floor	4/29/2030	€ 11,200	12,078	11,427	(3)(4)(8)(9)(19)
	First Lien Secured Debt - Delayed Draw	E+500, 0.00% Floor	4/29/2030	€ 4,990	5,506	4,978	(3)(4)(8)(9)(11)(19)(28)
					59,131	56,674	
			Total Electrical Equipment		$ 113,687	$ 111,076	
Electronic Equipment, Instruments & Components							
Kidde							
Lsf12 Crown US Commercial Bidco, LLC	First Lien Secured Debt - Term Loan	S+425, 0.00% Floor	12/2/2031	$ 7,320	$ 7,246	$ 7,320	(14)
Lightning Power							
Lightning Power, LLC	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	8/18/2031	11,471	11,419	11,616	(14)(15)
Madison Safety							
Madison Safety & Flow LLC	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	9/26/2031	8,978	8,987	9,054	(14)
			Total Electronic Equipment, Instruments & Components		$ 27,652	$ 27,990	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Energy Equipment & Services							
Camin Cargo							
Camin Cargo Control Holdings, Inc.	First Lien Secured Debt - Term Loan	S+550, 1.00% Floor	12/7/2029	$ 31,223	$ 30,615	$ 30,855	(4)(9)(14)
	First Lien Secured Debt - Delayed Draw	S+600, 1.00% Floor	12/7/2029	—	(44)	(56)	(4)(5)(9)(11)(28)
	First Lien Secured Debt - Revolver	P+550, 1.00% Floor	12/7/2029	2,618	2,528	2,562	(4)(9)(11)(15)(23)(28)
			Total Energy Equipment & Services		$ 33,099	$ 33,361	
Entertainment							
Chernin Entertainment							
Jewel Purchaser, Inc.	First Lien Secured Debt - Term Loan	S+560, 0.50% Floor	7/1/2027	$ 87,577	$ 86,002	$ 87,577	(4)(9)(15)
			Total Entertainment		$ 86,002	$ 87,577	
Financial Services							
AffiniPay							
Eclipse Buyer, Inc.	First Lien Secured Debt - Term Loan	S+475, 0.50% Floor	9/8/2031	$ 22,738	$ 22,517	$ 22,511	(4)(14)
	First Lien Secured Debt - Delayed Draw	S+475, 0.50% Floor	9/8/2031	—	(19)	(39)	(4)(5)(11)(28)
	First Lien Secured Debt - Revolver	S+475, 0.50% Floor	9/8/2031	—	(19)	(20)	(4)(5)(11)(28)
Eclipse Topco, Inc.	Preferred Equity - Preferred Stocks	N/A	N/A	6,302,250 Shares	5,940	6,176	(4)(31)
					28,419	28,628	
Alpha FMC							
Actium Midco 3	First Lien Secured Debt - Term Loan	SONIA+525, 0.00% Floor	8/30/2031	£ 35,254	45,403	44,025	(3)(4)(8)(17)
	First Lien Secured Debt - Term Loan	S+525, 0.00% Floor	8/30/2031	41,610	40,778	41,506	(4)(8)(16)
	First Lien Secured Debt - Term Loan	E+525, 0.00% Floor	8/30/2031	€ 18,790	20,355	19,318	(3)(4)(8)(20)
	First Lien Secured Debt - Delayed Draw	SONIA+525, 0.00% Floor	8/30/2031	£ —	(225)	(112)	(3)(4)(5)(8)(11)(28)
					106,311	104,737	
Alter Domus							
Chrysaor Bidco Sarl	First Lien Secured Debt - Term Loan	S+350, 0.50% Floor	7/17/2031	6,052	6,052	6,111	(8)(14)
	First Lien Secured Debt - Delayed Draw	S+350, 0.50% Floor	5/14/2031	—	—	—	(8)(28)
					6,052	6,111	

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
ASC Engineered Solutions							
Tailwind Fire Flow Investor, LP	Common Equity - Membership Interest	N/A	N/A	100 Shares	101	101	(4)(31)
Ascensus Holdings, Inc.							
Ascensus Holdings, Inc.	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	8/2/2028	41,560	41,309	41,975	(14)
AssetMark							
GTCR Everest Borrower, LLC	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	9/5/2031	8,000	7,981	8,042	(15)
Crete PA							
Crete PA Holdco, LLC	First Lien Secured Debt - Term Loan	S+500, 1.00% Floor	11/25/2030	23,256	23,141	23,140	(4)(14)
	First Lien Secured Debt - Delayed Draw	S+500, 1.00% Floor	11/25/2030	—	(57)	(58)	(4)(5)(11)(28)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	11/25/2030	—	(17)	(17)	(4)(5)(11)(28)
					23,067	23,065	
Dechra							
Dechra Finance US LLC	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	12/3/2031	9,000	8,978	9,053	(8)(14)
Evelyn							
Violin Finco Guernsey Limited	First Lien Secured Debt - Term Loan	SONIA+550, 0.00% Floor	6/24/2031	£ 79,678	100,123	98,752	(3)(4)(8)(9)(17)
	First Lien Secured Debt - Delayed Draw	SONIA+550, 0.00% Floor	6/24/2031	£ —	(31)	(67)	(3)(4)(5)(8)(9)(11)(28)
					100,092	98,685	
GC Waves							
GC Waves Holdings, Inc.	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	10/4/2030	63,530	63,453	63,276	(4)(14)
	First Lien Secured Debt - Delayed Draw	S+475, 0.75% Floor	10/4/2030	4,031	3,850	3,897	(4)(11)(14)(28)
	First Lien Secured Debt - Revolver	S+475, 0.75% Floor	10/4/2030	—	(3)	(11)	(4)(5)(11)(28)
					67,300	67,162	
Gen II							
PEX Holdings LLC	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	11/26/2031	15,357	15,319	15,453	(15)
ISIO							
Madonna Bidco Limited	First Lien Secured Debt - Term Loan	SONIA+525, 0.00% Floor	9/26/2031	£ 23,819	30,300	29,223	(3)(4)(8)(17)
	First Lien Secured Debt - Delayed Draw	SONIA+525, 0.00% Floor	10/25/2031	£ —	(62)	(61)	(3)(4)(5)(8)(11)(28)
					30,238	29,162	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Jensen Hughes							
Jensen Hughes, Inc	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	9/1/2031	78,054	76,923	76,883	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	9/1/2031	—	(157)	(407)	(4)(5)(11)(28)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	9/1/2031	—	(126)	(132)	(4)(5)(11)(28)
					76,640	76,344	
Nexity							
Evoriel	First Lien Secured Debt - Term Loan	E+525, 0.00% Floor	4/2/2031	€ 43,574	46,057	44,572	(3)(4)(8)(9)(20)
	First Lien Secured Debt - Delayed Draw	E+525, 0.00% Floor	4/2/2031	€ 7,470	8,414	7,447	(3)(4)(8)(9)(11)(20)(28)
					54,471	52,019	
Ocorian							
Orthrus Ltd	First Lien Secured Debt - Term Loan	S+625, 1.00% Floor	12/5/2031	42,268	41,634	41,634	(4)(8)(15)
	First Lien Secured Debt - Term Loan	SONIA+625, 0.00% Floor	12/5/2031	£ 17,915	22,502	22,091	(3)(4)(8)(17)
	First Lien Secured Debt - Term Loan	E+625, 0.00% Floor	12/5/2031	€ 15,998	16,679	16,323	(3)(4)(8)(19)
	First Lien Secured Debt - Delayed Draw	SONIA+625, 0.00% Floor	12/5/2031	£ —	(239)	(235)	(3)(4)(5)(8)(11)(28)
					80,576	79,813	
Paymentsense							
Hurricane Cleanco Limited	First Lien Secured Debt - Term Loan	12.50% (includes 6.25% PIK)	11/21/2029	£ 50,024	59,258	61,059	(3)(4)(8)(9)
PIB							
Paisley Bidco Limited	First Lien Secured Debt - Term Loan	SONIA+475, 0.00% Floor	5/7/2031	£ 83,858	104,170	104,194	(3)(4)(8)(9)(17)
	First Lien Secured Debt - Term Loan	E+475, 0.00% Floor	5/7/2031	€ 28,797	30,762	29,606	(3)(4)(8)(9)(20)
	First Lien Secured Debt - Delayed Draw	SONIA+525, 0.00% Floor	5/7/2031	£ 3,813	4,690	4,720	(3)(4)(8)(9)(11)(17)(28)
					139,622	138,520	
PMA							
PMA Parent Holdings, LLC	First Lien Secured Debt - Term Loan	S+550, 0.75% Floor	1/31/2031	14,013	13,869	13,865	(4)(15)
	First Lien Secured Debt - Revolver	S+550, 0.75% Floor	1/31/2031	—	(10)	(10)	(4)(5)(11)(28)
					13,859	13,855	
Stretto							
Stretto, Inc.	First Lien Secured Debt - Term Loan	S+600, 1.00% Floor	10/13/2028	125,933	123,913	125,303	(4)(9)(15)

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Strongpoint							
Howardsimon LLC	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	12/13/2030	21,176	21,124	21,124	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+475, 0.75% Floor	12/13/2030	12,000	11,887	11,922	(4)(11)(15)(28)
	First Lien Secured Debt - Revolver	S+475, 0.75% Floor	12/13/2030	—	(9)	(9)	(4)(5)(11)(28)
					33,002	33,037	
Title Resource Group							
RE Closing Buyer Corp.	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	9/27/2031	114,713	112,493	112,418	(4)(8)(9)(15)
Truvant							
NPPI Buyer, LLC	First Lien Secured Debt - Term Loan	S+500, 1.00% Floor	8/20/2029	25,725	25,362	25,339	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+525, 1.00% Floor	8/20/2029	—	(43)	(83)	(4)(5)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+525, 1.00% Floor	8/20/2029	—	(55)	(55)	(4)(5)(9)(11)(28)
					25,264	25,201	
VEPF VII							
VEPF VII Holdings, L.P.	First Lien Secured Debt - Term Loan	S+450, 0.00% Floor	2/28/2028	19,776	19,715	20,037	(4)(8)(15)
		Total Financial Services			$ 1,173,980	$ 1,169,780	
Financing							
Singular Bank							
Pluto Holdco Limited	First Lien Secured Debt - Term Loan	7.32% PIK	6/9/2025	€ 12,976	$ 14,018	$ 13,408	(3)(4)(8)(9)(19)
		Total Financing			$ 14,018	$ 13,408	
Food Products							
Nutpods							
Green Grass Foods, Inc.	First Lien Secured Debt - Term Loan	S+625, 1.00% Floor	12/26/2029	$ 3,713	$ 3,648	$ 3,703	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+650, 1.00% Floor	12/26/2029	—	(21)	(3)	(4)(5)(9)(11)(28)
Nutpods Holdings, Inc.	Common Equity - Stock	N/A	N/A	125 Shares	125	153	(4)(9)(31)
		Total Food Products			$ 3,752	$ 3,853	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Ground Transportation							
Boasso							
Channelside AcquisitionCo, Inc.	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	6/30/2028	$ 39,929	$ 39,224	$ 39,829	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+475, 0.75% Floor	6/30/2028	—	(21)	(11)	(4)(5)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+475, 0.75% Floor	7/1/2026	—	(2)	(10)	(4)(5)(9)(11)(28)
					39,201	39,808	
First Student							
First Student Bidco Inc.	First Lien Secured Debt - Term Loan	S+250, 0.50% Floor	7/21/2028	4,408	4,414	4,422	(15)
Genesee & Wyoming							
Genesee & Wyoming Inc.	First Lien Secured Debt - Term Loan	S+175, 0.00% Floor	4/10/2031	4,988	4,988	4,984	(15)
Olympus Terminals							
Olympus Terminals Holdco II LLC	First Lien Secured Debt - Term Loan	S+525, 0.75% Floor	12/17/2030	37,255	36,515	36,510	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+525, 0.75% Floor	12/17/2030	—	(119)	(120)	(4)(5)(11)(28)
	First Lien Secured Debt - Revolver	S+525, 0.75% Floor	12/17/2030	—	(199)	(200)	(4)(5)(11)(28)
					36,197	36,190	
Transportation Insight							
TI Intermediate Holdings, LLC	First Lien Secured Debt - Term Loan	S+460 (Includes 1.00% PIK)	6/18/2027	7,352	7,352	4,080	(4)(15)
		Total Ground Transportation			$ 92,152	$ 89,484	
Health Care Equipment & Supplies							
Corpuls							
Heartbeat BidCo GmbH	First Lien Secured Debt - Term Loan	E+650, 0.50% Floor	6/28/2030	€ 20,000	$ 21,460	$ 20,613	(3)(4)(8)(9)(19)
Medline							
Medline Borrower LP	First Lien Secured Debt - Term Loan	S+225, 0.50% Floor	10/23/2028	29,935	29,970	30,075	(14)
Resonetics							
Resonetics, LLC	First Lien Secured Debt - Term Loan	S+325, 0.75% Floor	6/18/2031	9,975	9,963	10,051	(14)
TerSera Therapeutics							
TerSera Therapeutics LLC	First Lien Secured Debt - Term Loan	S+575, 1.00% Floor	4/4/2029	16,750	16,433	16,750	(4)(9)(14)
	First Lien Secured Debt - Revolver	S+675, 1.00% Floor	4/4/2029	—	(24)	—	(4)(9)(11)(28)
					16,409	16,750	

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Treace Medical Concepts							
Treace Medical Concepts, Inc.	First Lien Secured Debt - Term Loan	S+610, 1.00% Floor	4/1/2027	7,292	7,273	7,219	(4)(8)(9)(14)(26)
	First Lien Secured Debt - Delayed Draw	S+610, 1.00% Floor	4/1/2027	—	—	(44)	(4)(5)(8)(9)(26)(28)
	First Lien Secured Debt - Revolver	S+410, 1.00% Floor	4/1/2027	200	200	185	(4)(8)(9)(11)(14)(26)(28)
					7,473	7,360	
Zest Dental Solutions							
Zest Acquisition Corp.	First Lien Secured Debt - Term Loan	S+551, 0.00% Floor	2/8/2028	20,838	20,637	21,099	(15)
Zeus							
Zeus Company LLC	First Lien Secured Debt - Term Loan	S+550, 0.75% Floor	2/28/2031	53,763	53,026	54,300	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+550, 0.75% Floor	2/28/2031	3,518	3,428	3,554	(4)(9)(11)(15)(28)
	First Lien Secured Debt - Revolver	S+550, 0.75% Floor	2/28/2030	—	(98)	—	(4)(9)(11)(28)
					56,356	57,854	
			Total Health Care Equipment & Supplies		$ 162,268	$ 163,802	
Health Care Providers & Services							
Advarra							
Advarra Holdings, Inc.	First Lien Secured Debt - Term Loan	S+450, 0.75% Floor	9/13/2031	$ 134,261	$ 133,611	$ 133,590	(4)(9)(14)
	First Lien Secured Debt - Term Loan	S+450, 1.00% Floor	9/15/2031	54,001	53,739	53,731	(4)(9)(14)
	First Lien Secured Debt - Delayed Draw	S+450, 0.75% Floor	9/15/2031	—	(30)	(62)	(4)(5)(9)(11)(28)
					187,320	187,259	
Affordable Care							
ACI Group Holdings, Inc.	First Lien Secured Debt - Term Loan	S+285, 0.75% Floor	8/2/2028	4,924	4,924	4,850	(4)(14)
All Star Healthcare							
All Star Recruiting Locums, LLC	First Lien Secured Debt - Term Loan	S+550, 1.00% Floor	5/1/2030	6,922	6,795	6,887	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+550, 1.00% Floor	5/1/2030	—	(16)	(9)	(4)(5)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+550, 1.00% Floor	5/1/2030	217	194	211	(4)(9)(11)(15)(28)
					6,973	7,089	
Allied Benefit Systems							
Allied Benefit Systems Intermediate LLC	First Lien Secured Debt - Term Loan	S+525, 0.75% Floor	10/31/2030	78,029	77,002	78,029	(4)(9)(14)
	First Lien Secured Debt - Delayed Draw	S+525, 0.75% Floor	10/31/2030	14,310	14,108	14,310	(4)(9)(14)
					91,110	92,339	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Athenahealth							
Athenahealth Group Inc.	First Lien Secured Debt - Term Loan	S+325, 0.50% Floor	2/15/2029	51,433	50,787	51,662	(14)
CNSI							
Acentra Holdings, LLC	First Lien Secured Debt - Term Loan	S+550, 0.50% Floor	12/17/2029	37,705	36,776	37,328	(4)(9)(15)
	First Lien Secured Debt - Term Loan	S+575, 0.50% Floor	12/17/2028	2,935	2,885	2,920	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+550, 0.50% Floor	12/17/2029	—	(48)	(74)	(4)(5)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+550, 0.50% Floor	12/17/2029	427	342	387	(4)(9)(11)(15)(28)
					39,955	40,561	
Concentra Health Services							
Concentra Health Services Inc	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	7/26/2031	7,481	7,472	7,547	(8)(14)
CoreTrust							
Coretrust Purchasing Group LLC	First Lien Secured Debt - Term Loan	S+525, 0.75% Floor	10/1/2029	37,611	36,836	37,235	(4)(14)
	First Lien Secured Debt - Delayed Draw	S+525, 0.75% Floor	10/1/2029	—	(77)	(79)	(4)(5)(11)(28)
	First Lien Secured Debt - Revolver	S+525, 0.75% Floor	10/1/2029	—	(97)	(47)	(4)(5)(11)(28)
					36,662	37,109	
CorroHealth							
Coding Solutions Acquisition Inc	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	8/7/2031	36,069	35,592	35,527	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	8/7/2031	—	(71)	(82)	(4)(5)(11)(28)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	8/7/2031	3,006	2,957	2,954	(4)(11)(16)(28)
					38,478	38,399	
Dental Care Alliance							
DCA Investment Holding LLC	First Lien Secured Debt - Term Loan	S+641, 0.75% Floor	4/3/2028	2,424	2,424	2,352	(4)(15)
Eating Recovery Center							
ERC Topco Holdings, LLC	First Lien Secured Debt - Term Loan	S+625 (Includes 3.25% PIK)	11/9/2028	35,308	35,308	13,505	(4)(15)(25)
	First Lien Secured Debt - Term Loan	11.12% PIK	11/10/2028	882	882	338	(4)(15)(25)
	First Lien Secured Debt - Term Loan	11.12% PIK	11/10/2027	19	19	7	(4)(14)(25)
	First Lien Secured Debt - Revolver	S+625 (Includes 3.25% PIK)	11/10/2027	2,412	2,404	439	(4)(14)(25)(28)
					38,613	14,289	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Ensemble Health							
Ensemble RCM, LLC	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	8/1/2029	31,485	31,375	31,755	(14)(15)
ExamWorks							
Electron BidCo Inc.	First Lien Secured Debt - Term Loan	S+275, 0.50% Floor	11/1/2028	4,974	4,977	4,999	(14)
Exemplar Healthcare							
EHC Holdings Holdco Limited	First Lien Secured Debt - Term Loan	SONIA+575, 0.00% Floor	9/30/2031 £	48,000	62,925	58,889	(3)(4)(8)(17)
	First Lien Secured Debt - Delayed Draw	SONIA+575, 0.00% Floor	9/30/2031 £	2,400	2,236	2,404	(3)(4)(8)(11)(17)(28)
					65,161	61,293	
Gainwell							
Gainwell Acquisition Corp.	First Lien Secured Debt - Term Loan	S+410, 0.75% Floor	10/1/2027	57,210	55,652	55,558	(15)
Gateway Services							
Gateway US Holdings, Inc.	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	9/22/2028	64,583	64,278	64,260	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+475, 0.75% Floor	9/22/2026	14,837	14,837	14,763	(4)(15)
	First Lien Secured Debt - Term Loan	S+490, 0.75% Floor	9/22/2028	5,346	5,267	5,319	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+475, 0.75% Floor	9/22/2026	6,942	6,877	6,908	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+475, 0.75% Floor	11/14/2026	—	—	(21)	(4)(5)(11)(28)
	First Lien Secured Debt - Revolver	S+650, 0.75% Floor	9/22/2026	—	(10)	(13)	(4)(5)(11)(28)
					91,249	91,216	
Hanger							
Hanger, Inc.	First Lien Secured Debt - Term Loan	S+350, 0.00% Floor	10/23/2031	18,605	18,548	18,811	(14)
	First Lien Secured Debt - Delayed Draw	S+350, 0.00% Floor	10/23/2031	—	(7)	—	(11)(14)(28)
					18,541	18,811	
Legacy.com							
Lotus Topco Inc.	First Lien Secured Debt - Term Loan	S+475, 1.00% Floor	6/7/2030	11,706	11,543	11,530	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+475, 1.00% Floor	6/7/2030	—	(40)	(88)	(4)(5)(11)(28)
	First Lien Secured Debt - Revolver	S+475, 1.00% Floor	6/7/2030	—	(32)	(35)	(4)(5)(11)(28)
					11,471	11,407	
Omega Healthcare							
OMH-Healthedge Holdings, Inc.	First Lien Secured Debt - Term Loan	S+600, 1.00% Floor	10/8/2029	107,459	105,189	107,459	(4)(9)(16)
	First Lien Secured Debt - Revolver	S+600, 1.00% Floor	10/8/2029	—	(234)	—	(4)(9)(11)(28)
					104,955	107,459	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Parexel							
Phoenix Newco, Inc.	First Lien Secured Debt - Term Loan	S+300, 0.50% Floor	11/15/2028	19,568	19,550	19,727	(14)
Practice Plus Group							
Practice Plus Group Bidco Limited / Practice Plus Group Holdings Limited	First Lien Secured Debt - Term Loan	SONIA+625, 0.50% Floor	11/19/2029 £	10,000	11,647	12,237	(3)(4)(8)(9)(17)
	First Lien Secured Debt - Term Loan	SONIA+650, 0.50% Floor	11/19/2029 £	5,000	6,180	6,119	(3)(4)(8)(9)(17)
					17,827	18,356	
Public Partnerships							
PPL Acquisition LLC	First Lien Secured Debt - Term Loan	S+635, 0.75% Floor	7/1/2028	8,388	8,228	8,095	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+635, 0.75% Floor	7/1/2028	—	(12)	(35)	(4)(5)(9)(11)(28)
PPL Equity LP	Preferred Equity - Preferred Stocks	N/A	N/A	50,000 Shares	50	50	(4)(9)(31)
	Preferred Equity - Equity Unit	N/A	N/A	50,000 Shares	50	—	(4)(9)(31)
					8,316	8,110	
Smile Brands							
Smile Brands Inc.	First Lien Secured Debt - Term Loan	S+610 (Includes 1.29% PIK)	10/12/2027	7,561	7,561	6,918	(4)(15)
Southern Veterinary Partners							
Southern Veterinary Partners, LLC	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	12/4/2031	25,000	24,876	25,208	(15)
Team Select							
TS Investors, LLC	First Lien Secured Debt - Term Loan	S+560, 1.00% Floor	5/4/2029	7,668	7,486	7,572	(4)(9)(14)
	First Lien Secured Debt - Term Loan	S+660, 1.00% Floor	5/4/2029	7,609	7,505	7,514	(4)(9)(14)
	First Lien Secured Debt - Delayed Draw	S+560, 1.00% Floor	5/4/2029	440	419	421	(4)(9)(11)(14)(28)
	First Lien Secured Debt - Delayed Draw	S+560, 1.00% Floor	11/4/2025	—	(16)	(29)	(4)(5)(9)(28)
	First Lien Secured Debt - Revolver	S+560, 1.00% Floor	5/4/2029	—	(16)	(9)	(4)(5)(9)(11)(28)
					15,378	15,469	
Tivity Health							
Tivity Health, Inc.	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	6/28/2029	112,423	111,196	112,985	(4)(9)(14)
Vizient							
Vizient, Inc.	First Lien Secured Debt - Term Loan	S+200, 0.50% Floor	8/1/2031	6,239	6,224	6,295	(14)
	Total Health Care Providers & Services				$ 1,099,027	$ 1,079,022	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Health Care Technology							
Clario							
eResearchTechnology, Inc.	First Lien Secured Debt - Term Loan	S+400, 1.00% Floor	2/4/2027	$ 19,768	$ 19,386	$ 19,915	(14)
Imprivata							
Imprivata, Inc.	First Lien Secured Debt - Term Loan	S+350, 0.50% Floor	12/1/2027	11,909	11,957	12,005	(15)
Novotech							
Novotech SG Holdings Pte. Ltd./ Novotech Aus Bidco Pty Ltd/Novotech Holdings USA LLC	First Lien Secured Debt - Term Loan	S+525, 0.00% Floor	6/27/2031	42,857	42,349	42,351	(4)(8)(9)(16)
	First Lien Secured Debt - Delayed Draw	S+525, 0.00% Floor	6/27/2031	500	417	416	(4)(8)(9)(11)(16)(28)
					42,766	42,767	
Press Ganey							
Azalea TopCo, Inc.	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	4/30/2031	4,627	4,632	4,646	(14)
Wellsky							
Project Ruby Ultimate Parent Corp.	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	3/10/2028	41,790	41,620	42,038	(15)
			Total Health Care Technology		$ 120,361	$ 121,371	
Hotels, Restaurants & Leisure							
Bally's							
Bally's Corp	First Lien Secured Debt - Term Loan	S+325, 0.50% Floor	10/2/2028	$ 496	$ 480	$ 470	(8)(15)
Caesars Entertainment							
Caesars Entertainment, Inc.	First Lien Secured Debt - Term Loan	S+225, 0.50% Floor	2/6/2031	7,462	7,446	7,488	(8)(14)
Delivery Hero							
Delivery Hero Finco Germany GmbH	First Lien Secured Debt - Term Loan	K+500, 0.50% Floor	12/12/2029	₩ 194,831,194	138,676	133,668	(3)(4)(8)(9)(18)
Delivery Hero SE	Unsecured Debt - Convertible Bond	3.37%	2/21/2030	€ 100	96	103	(3)(8)(9)
					138,772	133,771	
Formula One							
Delta 2	First Lien Secured Debt - Term Loan	S+200, 0.50% Floor	9/30/2031	3,333	3,333	3,346	(8)(15)
	First Lien Secured Debt - Term Loan	S+200, 0.50% Floor	9/10/2031	1,667	1,667	1,673	(8)(15)
					5,000	5,019	

See notes to consolidated financial statements
179

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
JOA							
Joker Holdco 3 S.a r.l.	First Lien Secured Debt - Term Loan	E+611, 0.00% Floor	4/19/2031	€ 137,000	143,261	140,847	(3)(4)(8)(9)(19)
Life Time Fitness							
Life Time, Inc.	First Lien Secured Debt - Term Loan	S+250, 0.00% Floor	11/5/2031	12,000	11,970	12,064	(8)(14)
Nottingham Forest FC							
Nottingham Forest Football Club Limited	First Lien Secured Debt - Term Loan	8.75%	12/20/2027	£ 25,000	31,136	30,985	(3)(4)
PARS							
PARS Group LLC	First Lien Secured Debt - Term Loan	S+685, 1.50% Floor	4/3/2028	8,794	8,707	8,662	(4)(9)(14)
	First Lien Secured Debt - Delayed Draw	S+685, 1.50% Floor	4/3/2028	—	—	(14)	(4)(5)(9)(28)
					8,707	8,648	
Playa Hotels & Resorts							
Playa Resorts Holding B.V.	First Lien Secured Debt - Term Loan	S+275, 0.50% Floor	1/5/2029	4,975	4,980	4,985	(8)(14)
Scientific Games Lottery							
Scientific Games Holdings LP	First Lien Secured Debt - Term Loan	S+300, 0.50% Floor	4/4/2029	18,927	18,922	18,996	(15)
Sky Zone							
CircusTrix Holdings LLC	First Lien Secured Debt - Term Loan	S+650, 1.00% Floor	7/18/2028	12,423	12,186	12,423	(4)(9)(14)
	First Lien Secured Debt - Delayed Draw	S+650, 1.00% Floor	7/18/2028	1,284	1,257	1,284	(4)(9)(11)(14)(28)
	First Lien Secured Debt - Revolver	S+650, 1.00% Floor	7/18/2028	806	792	806	(4)(9)(14)(28)
					14,235	14,513	
Sports Invest							
Sports Invest Holdings Ltd.	First Lien Secured Debt - Term Loan	10.50%	10/3/2029	£ 25,000	32,183	30,437	(3)(4)(8)
		Total Hotels, Restaurants & Leisure			$ 417,092	$ 408,223	
Household Durables							
Ergotron							
Ergotron Acquisition, LLC	First Lien Secured Debt - Term Loan	S+536, 0.75% Floor	7/6/2028	$ 8,930	$ 8,813	$ 8,930	(4)(14)
Ergotron Investments, LLC	Common Equity - Equity Unit	N/A	N/A	500 Shares	50	65	(4)(31)
					8,863	8,995	

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
HOV							
K Hovnanian Enterprises Inc	First Lien Secured Debt - Revolver	S+450, 3.00% Floor	6/30/2026	5,600	3,259	3,500	(4)(8)(9)(11)(14)(28)
	First Lien Secured Debt - Corporate Bond	11.75%	9/30/2029	1,950	1,905	2,131	(8)(9)
	First Lien Secured Debt - Corporate Bond	8.00%	9/30/2028	2,000	1,984	2,033	(8)(9)
					7,148	7,664	
Polywood							
Poly-Wood, LLC	First Lien Secured Debt - Term Loan	S+575, 1.00% Floor	3/20/2030	121,987	119,512	121,987	(4)(9)(14)
	First Lien Secured Debt - Delayed Draw	S+575, 1.00% Floor	3/20/2030	—	(226)	—	(4)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+575, 1.00% Floor	3/20/2030	—	(452)	—	(4)(9)(11)(28)
					118,834	121,987	
Weber-Stephen Products							
Weber-Stephen Products LLC	First Lien Secured Debt - Term Loan	S+325, 0.75% Floor	10/30/2027	10,694	10,160	10,678	(14)
		Total Household Durables			$ 145,005	$ 149,324	
Household Products							
Action							
Peer Holding III B.V.	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	7/1/2031	$ 7,648	$ 7,648	$ 7,701	(8)(15)
Advantice Health							
Jazz AH Holdco, LLC	First Lien Secured Debt - Term Loan	S+510, 0.75% Floor	4/3/2028	7,038	7,038	6,903	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+510, 0.75% Floor	4/3/2028	119	119	117	(4)(15)
	First Lien Secured Debt - Revolver	S+510, 0.75% Floor	4/3/2028	240	233	225	(4)(11)(16)(28)
					7,390	7,245	
Ardagh							
Ardagh Group S.A.	First Lien Secured Debt - Term Loan	8.88%	7/2/2029	€ 99,000	105,154	101,524	(3)(4)(8)(9)
		Total Household Products			$ 120,192	$ 116,470	

See notes to consolidated financial statements
181

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Independent Power & Renewable Electricity Producers							
Calpine Corporation							
Calpine Corporation	First Lien Secured Debt - Term Loan	S+175, 0.00% Floor	1/31/2031	$ 4,987	$ 4,992	$ 4,979	(14)
Esdec							
Esdec Solar Group B.V.	First Lien Secured Debt - Term Loan	E+625, 0.50% Floor	8/30/2028	€ 48,141	53,209	45,378	(3)(4)(8)(9)(19)
	First Lien Secured Debt - Delayed Draw	E+611, 0.50% Floor	8/30/2028	€ 15,194	16,777	14,224	(3)(4)(8)(9)(11)(19)(28)
					69,986	59,602	
		Total Independent Power & Renewable Electricity Producers			$ 74,978	$ 64,581	
Insurance							
Alera Group							
Alera Group, Inc.	First Lien Secured Debt - Term Loan	S+535, 0.75% Floor	10/2/2028	$ 25,709	$ 25,319	$ 25,709	(4)(9)(14)
	First Lien Secured Debt - Delayed Draw	S+585, 0.75% Floor	10/2/2028	37,361	37,135	37,734	(4)(9)(11)(14)(28)
	First Lien Secured Debt - Delayed Draw	S+535, 0.75% Floor	10/2/2028	29,738	29,323	29,738	(4)(9)(14)
					91,777	93,181	
Alliant Holdings							
Alliant Holdings Intermediate, LLC	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	9/19/2031	18,953	18,918	19,025	(14)
AssuredPartners							
AssuredPartners, Inc.	First Lien Secured Debt - Term Loan	S+350, 0.50% Floor	2/14/2031	34,575	34,534	34,689	(14)
Asurion							
Asurion, LLC	First Lien Secured Debt - Term Loan	S+336, 0.00% Floor	7/31/2027	34,978	34,815	34,942	(14)
	First Lien Secured Debt - Term Loan	S+336, 0.00% Floor	12/23/2026	8,085	8,042	8,089	(14)
					42,857	43,031	
Broadstreet Partners							
BroadStreet Partners, Inc.	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	6/13/2031	9,975	9,987	10,021	(14)
Galway							
Galway Borrower LLC	First Lien Secured Debt - Term Loan	S+450, 0.75% Floor	9/29/2028	33,994	33,684	34,079	(9)(15)
	First Lien Secured Debt - Delayed Draw	S+450, 0.75% Floor	9/29/2028	700	680	702	(4)(9)(11)(15)(28)
	First Lien Secured Debt - Revolver	S+450, 0.75% Floor	9/29/2028	251	224	251	(4)(9)(11)(15)(28)
					34,588	35,032	

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Higginbotham							
HIG Intermediate, Inc.	Preferred Equity - Preferred Stocks	N/A	N/A	50,000 Shares	49	49	(4)(31)
Higginbotham Insurance Agency, Inc.	First Lien Secured Debt - Term Loan	S+450, 1.00% Floor	11/24/2028	122,959	122,767	122,959	(4)(14)
	First Lien Secured Debt - Delayed Draw	S+475, 1.00% Floor	11/24/2028	6,649	6,513	6,649	(4)(11)(14)(28)
					129,329	129,657	
Hilb Group							
Thg Acquisition, LLC	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	10/31/2031	89,928	89,059	89,029	(4)(14)
	First Lien Secured Debt - Delayed Draw	S+475, 0.75% Floor	10/31/2031	—	(97)	(100)	(4)(5)(11)(28)
	First Lien Secured Debt - Revolver	S+475, 0.75% Floor	10/31/2031	745	648	644	(4)(11)(14)(28)
					89,610	89,573	
Howden Group							
Hyperion Refinance Sarl	First Lien Secured Debt - Term Loan	S+300, 0.50% Floor	2/15/2031	47,184	47,007	47,565	(8)(14)
	First Lien Secured Debt - Delayed Draw	S+475, 0.50% Floor	2/15/2031	66,000	64,003	64,900	(4)(8)(11)(15)(28)
					111,010	112,465	
Hub International							
Hub International Limited	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	6/20/2030	4,963	4,979	4,999	(15)
Patriot Growth Insurance Services							
Patriot Growth Insurance Services, LLC	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	10/16/2028	31,815	31,815	31,815	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	10/16/2028	4,216	4,164	4,216	(4)(11)(15)(28)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	10/16/2028	1,156	1,156	1,156	(4)(11)(14)(28)
					37,135	37,187	
Risk Strategies							
Accession Risk Management Group, Inc.	First Lien Secured Debt - Term Loan	S+490, 0.75% Floor	11/1/2029	51,122	51,013	50,984	(4)(15)
	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	11/1/2029	6,940	6,916	6,922	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+475, 0.75% Floor	11/1/2029	—	19	(62)	(4)(5)(11)(28)
	First Lien Secured Debt - Revolver	S+490, 0.75% Floor	11/1/2029	—	(3)	(2)	(4)(5)(11)(28)
	First Lien Secured Debt - Revolver	S+475, 0.75% Floor	11/1/2029	—	—	(8)	(4)(5)(11)(28)
					57,945	57,834	

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]		Cost [29]		Fair Value [1][30]		
Safe-Guard										
SG Acquisition, Inc.	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	4/3/2030		94,366		93,123		94,365	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	4/3/2030		—		(51)		—	(4)(9)(11)(28)
							93,072		94,365	
Sedgwick										
Sedgwick Claims Management Services, Inc.	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	7/31/2031		9,975		9,951		10,047	(8)(15)
Truist										
Truist Insurance Holdings, LLC	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	5/6/2031		8,149		8,135		8,186	(15)
	First Lien Secured Debt - Revolver	S+351, 0.00% Floor	5/6/2029		—		(489)		(435)	(4)(5)(11)(28)
							7,646		7,751	
				Total Insurance		$	773,338	$	778,857	
IT Services										
Anaplan										
Anaplan, Inc.	First Lien Secured Debt - Term Loan	S+525, 0.75% Floor	6/21/2029	$	159,692	$	157,461	$	159,293	(4)(15)
	First Lien Secured Debt - Revolver	S+575, 0.75% Floor	6/21/2028		—		(106)		(23)	(4)(5)(11)(28)
							157,355		159,270	
Astek										
FINANCIERE ASTEK	First Lien Secured Debt - Term Loan	E+650, 0.00% Floor	4/25/2031	€	50,293		52,578		51,315	(3)(4)(8)(9)(19)
	First Lien Secured Debt - Delayed Draw	E+650, 0.00% Floor	4/25/2031	€	14,758		15,574		14,962	(3)(4)(8)(9)(11)(19)(28)
							68,152		66,277	
Genesys Cloud										
Greeneden U.S. Holdings II, LLC	First Lien Secured Debt - Term Loan	S+300, 0.75% Floor	12/1/2027		18,760		18,760		18,942	(14)
Peraton										
Peraton Corp.	First Lien Secured Debt - Term Loan	S+385, 0.75% Floor	2/1/2028		37,338		37,180		34,837	(14)
Sysnet North America										
Sysnet North America, Inc.	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	8/6/2030		21,000		20,701		20,685	(4)(15)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	8/6/2030		2,105		2,050		2,046	(4)(11)(15)(28)
							22,751		22,731	

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]		Cost [29]		Fair Value [1][30]	
Vensure									
Vensure Employer Services, Inc.	First Lien Secured Debt - Term Loan	S+500, 0.50% Floor	9/27/2031		126,956	125,720		125,686	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+500, 0.50% Floor	9/27/2031		8,018	7,805		7,657	(4)(9)(11)(15)(28)
						133,525		133,343	
Version 1									
Investment Company 24 Bidco Limited	First Lien Secured Debt - Term Loan	SONIA+515, 0.00% Floor	7/11/2029	£	6,559	7,663		8,150	(3)(4)(8)(9)(17)
	First Lien Secured Debt - Term Loan	E+515, 0.00% Floor	7/11/2029	€	4,029	3,978		4,143	(3)(4)(8)(9)(19)
	First Lien Secured Debt - Delayed Draw	SONIA+575, 0.00% Floor	7/11/2029	£	1,377	1,348		1,415	(3)(4)(8)(9)(11)(17)
	First Lien Secured Debt - Delayed Draw	SONIA+651, 0.00% Floor	7/11/2029	£	872	767		856	(3)(4)(8)(9)(11)(17)(28)
	First Lien Secured Debt - Delayed Draw	E+575, 0.00% Floor	7/11/2029	€	—	425		(43)	(3)(4)(5)(8)(9)(11)(28)
						14,181		14,521	
Virtusa									
Virtusa Corporation	First Lien Secured Debt - Term Loan	S+325, 0.75% Floor	2/15/2029		12,780	12,794		12,886	(14)
			Total IT Services			$ 464,698	$	462,807	
Leisure Products									
Lime									
Neutron Holdings, Inc.	First Lien Secured Debt - Term Loan	10.00%	9/30/2026	$	75,000	$ 74,069	$	75,375	(4)(9)
Peloton									
Peloton Interactive, Inc.	First Lien Secured Debt - Term Loan	S+600, 0.00% Floor	5/30/2029		72,884	72,222		74,736	(8)(14)
Varsity Brands, LLC									
Varsity Brands, LLC	First Lien Secured Debt - Term Loan	S+375, 0.00% Floor	8/26/2031		43,000	42,815		43,103	(15)
			Total Leisure Products			$ 189,106	$	193,214	
Life Sciences Tools & Services									
Curia									
Curia Global, Inc.	First Lien Secured Debt - Term Loan	S+385, 0.75% Floor	8/30/2026	$	81,936	$ 78,543	$	78,564	(15)
			Total Life Sciences Tools & Services			$ 78,543	$	78,564	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Machinery							
Alliance Laundry Systems							
Alliance Laundry Systems LLC	First Lien Secured Debt - Term Loan	S+350, 0.00% Floor	8/19/2031	$ 9,000	$ 8,996	$ 9,072	(14)
Carlisle Fluid Technologies							
LSF12 Donnelly Bidco, LLC	First Lien Secured Debt - Term Loan	S+650, 1.00% Floor	10/2/2029	14,813	14,500	14,561	(4)(9)(14)
Charter Next Generation							
Charter Next Generation, Inc.	First Lien Secured Debt - Term Loan	S+300, 0.75% Floor	11/29/2030	16,121	16,153	16,228	(14)
Duravant							
Engineered Machinery Holdings, Inc.	First Lien Secured Debt - Term Loan	S+401, 0.75% Floor	5/19/2028	19,763	19,680	19,941	(15)
Husky Technologies							
Titan Acquisition Ltd of Canada	First Lien Secured Debt - Term Loan	S+450, 0.00% Floor	2/15/2029	40,234	39,757	40,625	(8)(16)
JPW							
JPW Industries Holding Corporation	First Lien Secured Debt - Term Loan	S+588, 2.00% Floor	11/22/2028	115,830	113,452	114,961	(4)(9)(15)
ProMach							
Pro Mach Group, Inc.	First Lien Secured Debt - Term Loan	S+350, 1.00% Floor	8/31/2028	30,816	30,900	31,123	(14)
			Total Machinery		$ 243,438	$ 246,511	
Marine Transportation							
Meritus Gas Partners							
MGP Holdings III Corp.	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	3/1/2030	$ 19,616	$ 19,265	$ 19,322	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+525, 1.00% Floor	3/1/2030	6,087	5,982	5,963	(4)(9)(11)(15)(28)
	First Lien Secured Debt - Revolver	P+525, 1.00% Floor	3/1/2030	458	424	429	(4)(9)(11)(23)(28)
			Total Marine Transportation		$ 25,671	$ 25,714	
Media							
Accelerate36							
Accelerate36 Holdings, LLC	First Lien Secured Debt - Term Loan	S+626, 1.00% Floor	2/11/2027	$ 68,972	$ 68,972	$ 68,283	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+576, 1.00% Floor	2/11/2027	24,956	24,956	24,497	(4)(9)(11)(15)(28)
					93,928	92,780	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Advantage Sales							
Advantage Sales & Marketing Inc.	First Lien Secured Debt - Term Loan	S+451, 0.75% Floor	10/28/2027	15,193	15,208	15,171	(8)(15)
Associa							
Associations Inc.	First Lien Secured Debt - Term Loan	S+675, 1.00% Floor	7/2/2028	17,429	17,414	17,473	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+650, 1.00% Floor	7/2/2028	226	225	227	(4)(15)(28)
	First Lien Secured Debt - Revolver	S+675, 1.00% Floor	7/2/2028	543	542	544	(4)(11)(15)(28)
					18,181	18,244	
Cablevision Systems							
CSC Holdings, LLC	First Lien Secured Debt - Term Loan	S+450, 0.00% Floor	1/18/2028	116,355	112,729	114,383	(8)(14)
	First Lien Secured Debt - Term Loan	L+250, 0.00% Floor	4/15/2027	15,000	14,065	13,875	(8)
	First Lien Secured Debt - Revolver	S+225, 0.00% Floor	7/13/2027	81	62	73	(4)(8)(14)(28)
					126,856	128,331	
Charter Communications							
Charter Communications Operating, LLC	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	12/15/2031	20,000	19,950	19,981	(8)(14)
Clear Channel International							
Clear Channel International B.V.	First Lien Secured Debt - Term Loan	S+225, 5.25% Floor	8/5/2027	30,000	29,726	29,925	(4)(8)(15)
EchoStar Corporation							
EchoStar Corporation	First Lien Secured Debt - Corporate Bond	10.75%	11/30/2029	72,552	73,313	78,108	(8)
	Secured Debt - Corporate Bond	6.75%	11/30/2030	99	98	90	(8)
	Secured Debt - Corporate Bond	3.88%	11/30/2030	80	80	85	(8)
					73,491	78,283	
Escalent							
M&M OPCO, LLC	First Lien Secured Debt - Term Loan	S+810, 1.00% Floor	4/7/2029	9,357	9,137	9,170	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+810, 1.00% Floor	4/7/2029	—	(5)	(5)	(4)(5)(9)(11)(28)
					9,132	9,165	
Gannett							
Gannett Co., Inc.	First Lien Secured Debt - Convertible Bond	6.00%	12/1/2031	500	528	665	(4)(8)
Gannett Holdings, LLC	First Lien Secured Debt - Term Loan	S+500, 1.50% Floor	10/15/2029	211,385	208,324	208,214	(4)(8)(14)
	First Lien Secured Debt - Delayed Draw	S+500, 1.50% Floor	10/15/2029	—	(62)	(65)	(4)(5)(8)(28)
					208,790	208,814	

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Material+							
Material Holdings, LLC	First Lien Secured Debt - Term Loan	S+1600 (Includes 8.03% PIK)	8/19/2027	6,375	6,375	5,642	(4)(15)(25)
	First Lien Secured Debt - Term Loan	10.43% PIK	8/19/2027	1,576	1,576	—	(4)(15)(25)
					7,951	5,642	
McGraw Hill							
McGraw-Hill Education, Inc.	First Lien Secured Debt - Term Loan	S+400, 0.50% Floor	8/6/2031	27,883	27,306	28,234	(15)
			Total Media		$ 630,519	$ 634,570	
Oil, Gas & Consumable Fuels							
ArcLight							
AL GCX Holdings, LLC	First Lien Secured Debt - Term Loan	S+275, 0.50% Floor	5/17/2029	$ 5,000	$ 5,024	$ 5,040	(14)
Brookfield Infrastructure Partners							
BIP Pipeco Holdings LLC	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	12/6/2030	9,617	9,649	9,663	(14)
GIP Pilot							
GIP Pilot Acquisition Partners, L.P.	First Lien Secured Debt - Term Loan	S+250, 0.00% Floor	10/4/2030	1,980	1,993	1,995	(15)
WhiteWater DBR							
WhiteWater DBR HoldCo LLC	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	3/3/2031	6,280	6,307	6,325	(15)
			Total Oil, Gas & Consumable Fuels		$ 22,973	$ 23,023	
Personal Care Products							
Heat Makes Sense							
Amika OpCo LLC	First Lien Secured Debt - Term Loan	S+575, 0.75% Floor	7/1/2029	$ 34,650	$ 34,061	$ 34,910	(4)(9)(16)
	First Lien Secured Debt - Term Loan	S+525, 0.75% Floor	7/1/2029	7,891	7,775	7,871	(4)(9)(16)
	First Lien Secured Debt - Revolver	S+550, 0.75% Floor	7/1/2028	—	(20)	(4)	(4)(5)(9)(11)(28)
Ishtar Co-Invest-B LP	Common Equity - Stock	N/A	N/A	39 Shares	22	—	(4)(9)(31)
Oshun Co-Invest-B LP	Common Equity - Stock	N/A	N/A	11 Shares	11	—	(4)(9)(31)
					41,849	42,777	

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
KDC							
KDC/ONE Development Corporation, Inc.	First Lien Secured Debt - Term Loan	S+400, 0.00% Floor	8/15/2028	36,295	35,872	36,584	(14)
PDC Brands							
Parfums Holding Company, Inc.	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	6/27/2030	164,742	163,201	163,094	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	6/27/2029	—	(92)	(103)	(4)(5)(9)(11)(28)
					163,109	162,991	
RoC Skincare							
RoC Holdco LLC	First Lien Secured Debt - Term Loan	S+600, 1.00% Floor	2/21/2031	25,418	24,953	24,973	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+600, 1.00% Floor	2/21/2030	—	(76)	(77)	(4)(5)(9)(11)(28)
					24,877	24,896	
			Total Personal Care Products		$ 265,707	$ 267,248	
Pharmaceuticals							
Alcresta							
Alcresta Holdings, LP	Preferred Equity - Preferred Stocks	N/A	N/A	$ 116 Shares	$ 116	$ 124	(4)(9)(31)
	Preferred Equity - Equity Unit	N/A	N/A	1,176 Shares	1	28	(4)(9)(31)
Alcresta Therapeutics Inc.	First Lien Secured Debt - Term Loan	S+575, 1.00% Floor	3/12/2030	4,499	4,418	4,432	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+575, 1.00% Floor	3/31/2030	—	(76)	(65)	(4)(5)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+575, 1.00% Floor	3/31/2029	—	(15)	(13)	(4)(5)(9)(11)(28)
					4,444	4,506	
Bausch Health							
Bausch Health Companies Inc.	First Lien Secured Debt - Term Loan	S+535, 0.50% Floor	2/1/2027	153,179	144,063	149,925	(8)(14)
	First Lien Secured Debt - Corporate Bond	5.50%	11/1/2025	791	749	771	(8)
					144,812	150,696	
Catalent							
Creek Parent, Inc.	First Lien Secured Debt - Term Loan	S+525, 0.75% Floor	12/18/2031	202,397	198,874	198,855	(4)(14)
	First Lien Secured Debt - Revolver	S+525, 0.75% Floor	12/18/2031	—	(507)	(509)	(4)(5)(11)(28)
					198,367	198,346	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Ceva							
Financiere Mendel SASU	First Lien Secured Debt - Term Loan	S+325, 0.00% Floor	11/8/2030	4,953	4,910	4,992	(8)(15)
Eversana							
LSCS Holdings, Inc.	First Lien Secured Debt - Term Loan	S+461, 0.50% Floor	12/16/2028	24,484	24,278	24,682	(14)
ExactCare							
ExactCare Parent, Inc.	First Lien Secured Debt - Term Loan	S+550, 1.00% Floor	11/5/2029	40,269	39,325	40,068	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+650, 1.00% Floor	11/5/2029	—	(99)	(22)	(4)(5)(9)(11)(28)
					39,226	40,046	
Rarebreed							
Rarebreed Veterinary Partners, Inc.	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	4/18/2030	15,041	14,767	14,740	(4)(9)(14)
	First Lien Secured Debt - Delayed Draw	S+525, 1.00% Floor	4/18/2030	12,695	12,451	11,970	(4)(9)(11)(14)(28)
	First Lien Secured Debt - Revolver	S+525, 1.00% Floor	4/18/2030	—	(103)	(116)	(4)(5)(9)(11)(28)
					27,115	26,594	
			Total Pharmaceuticals	$	443,152	$ 449,862	
Professional Services							
EAB							
EAB Global, Inc.	First Lien Secured Debt - Term Loan	S+325, 0.50% Floor	8/16/2028	$ 56,144	$ 56,036	$ 56,432	(14)
FGS Global							
Kite Bidco Inc.	First Lien Secured Debt - Term Loan	S+500, 0.00% Floor	9/20/2031	61,788	60,869	60,861	(4)(16)
	First Lien Secured Debt - Delayed Draw	S+500, 0.00% Floor	9/20/2031	—	(113)	(114)	(4)(5)(28)
					60,756	60,747	
Kroll							
Deerfield Dakota Holding, LLC	First Lien Secured Debt - Term Loan	S+375, 1.00% Floor	4/9/2027	2,496	2,468	2,447	(15)
Legends							
Legends Hospitality Holding Company, LLC	First Lien Secured Debt - Term Loan	S+550 (Includes 2.75% PIK)	8/22/2031	98,668	96,791	97,682	(4)(9)(10)(15)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	8/22/2031	—	(55)	(58)	(4)(5)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	8/22/2030	1,153	936	1,037	(4)(9)(11)(14)(28)
					97,672	98,661	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]		Cost [29]		Fair Value [1][30]	
VFS Global									
Speed Midco 3 S.A R.L.	First Lien Secured Debt - Term Loan	E+495, 0.00% Floor	5/16/2029	€	115,020		123,134	120,335	(3)(4)(8)(9)(20)
	First Lien Secured Debt - Term Loan	S+495, 0.00% Floor	5/16/2029		54,980		54,980	55,255	(4)(8)(9)(16)
	First Lien Secured Debt - Term Loan	SONIA+495, 0.00% Floor	5/16/2029	£	31,767		40,229	40,167	(3)(4)(8)(9)(17)
							218,343	215,757	
		Total Professional Services				$	435,275	$ 434,044	
Real Estate Management & Development									
3Phase Elevator									
Polyphase Elevator Holding Company	First Lien Secured Debt - Term Loan	S+510 (Includes 5.00% PIK)	6/23/2027	$	3,554	$	3,554	$ 3,119	(4)(15)
Pritchard Industries									
Pritchard Industries, LLC	First Lien Secured Debt - Term Loan	S+600, 0.75% Floor	10/13/2027		6,321		6,321	6,273	(4)(16)
Redfin									
Redfin Corporation	First Lien Secured Debt - Term Loan	S+575, 1.50% Floor	10/20/2028		62,706		61,058	61,295	(4)(8)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+575, 1.50% Floor	10/20/2028		63,024		61,383	61,606	(4)(8)(9)(15)
							122,441	122,901	
		Total Real Estate Management & Development				$	132,316	$ 132,293	
Software									
Accela									
Accela, Inc.	First Lien Secured Debt - Term Loan	S+600, 0.75% Floor	9/3/2030	$	18,286	$	17,970	$ 18,286	(4)(9)(14)
	First Lien Secured Debt - Revolver	S+600, 0.75% Floor	9/3/2030		—		(28)	—	(4)(9)(11)(28)
							17,942	18,286	
Access Group									
Armstrong Bidco Limited	First Lien Secured Debt - Term Loan	SONIA+525, 0.00% Floor	6/28/2029	£	27,600		33,041	33,948	(3)(4)(8)(17)
	First Lien Secured Debt - Delayed Draw	SONIA+525, 0.00% Floor	6/28/2029	£	14,400		17,257	17,712	(3)(4)(8)(17)
							50,298	51,660	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Alteryx							
Azurite Intermediate Holdings, Inc.	First Lien Secured Debt - Term Loan	S+650, 0.75% Floor	3/19/2031	20,144	19,865	20,094	(4)(9)(14)
	First Lien Secured Debt - Delayed Draw	S+650, 0.75% Floor	3/19/2031	45,781	45,158	45,667	(4)(9)(14)
	First Lien Secured Debt - Revolver	S+650, 0.75% Floor	3/19/2031	—	(98)	(18)	(4)(5)(9)(11)(28)
					64,925	65,743	
Avalara							
Avalara, Inc.	First Lien Secured Debt - Term Loan	S+625, 0.75% Floor	10/19/2028	136,364	133,941	136,364	(4)(15)
	First Lien Secured Debt - Revolver	S+625, 0.75% Floor	10/19/2028	—	(218)	—	(4)(11)(28)
					133,723	136,364	
Avetta							
Artifact Bidco, Inc.	First Lien Secured Debt - Term Loan	S+450, 0.50% Floor	7/28/2031	63,399	62,793	63,399	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+450, 0.50% Floor	7/28/2031	—	(73)	—	(4)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+450, 0.50% Floor	7/26/2030	—	(103)	—	(4)(9)(11)(28)
					62,617	63,399	
AVI-SPL							
A&V Holdings Midco, LLC	First Lien Secured Debt - Term Loan	S+500, 0.00% Floor	6/6/2031	176,041	173,552	173,523	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+500, 0.00% Floor	6/6/2031	—	(246)	(510)	(4)(5)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+500, 0.00% Floor	6/6/2031	—	—	—	(4)(9)(11)(28)
					173,306	173,013	
BMC Software							
Boxer Parent Company Inc.	First Lien Secured Debt - Term Loan	S+375, 0.00% Floor	7/30/2031	33,327	33,275	33,644	(15)
Certinia							
Certinia Inc	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	8/4/2030	60,627	59,579	60,021	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+725, 1.00% Floor	8/3/2029	—	(93)	(40)	(4)(5)(9)(11)(28)
					59,486	59,981	
CINC Systems							
1475 Holdings, LLC	First Lien Secured Debt - Term Loan	S+575, 0.75% Floor	1/18/2030	3,929	3,859	3,872	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+575, 0.75% Floor	1/19/2030	—	(18)	(15)	(4)(5)(9)(11)(28)
					3,841	3,857	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Citrix							
Cloud Software Group, Inc.	First Lien Secured Debt - Term Loan	S+350, 0.50% Floor	3/30/2029	33,255	31,527	33,395	(15)
	First Lien Secured Debt - Term Loan	S+375, 0.50% Floor	3/21/2031	25,242	25,168	25,355	(15)
					56,695	58,750	
Cohesity							
Clover Holdings 2, LLC	First Lien Secured Debt - Term Loan	S+400, 0.00% Floor	11/1/2031	25,000	24,752	25,313	(14)
Coupa Software							
Coupa Software Incorporated	First Lien Secured Debt - Term Loan	S+550, 0.75% Floor	2/27/2030	55,008	53,896	55,008	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+550, 0.75% Floor	2/27/2030	—	(46)	—	(4)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+550, 0.75% Floor	2/27/2029	—	(66)	(19)	(4)(5)(9)(11)(28)
					53,784	54,989	
Databricks							
Databricks, Inc.	First Lien Secured Debt - Term Loan	S+450, 0.00% Floor	4/4/2029	123,226	122,609	123,535	(14)
	First Lien Secured Debt - Delayed Draw	S+450, 0.00% Floor	1/19/2031	—	(136)	—	(28)
					122,473	123,535	
DigiCert							
Dcert Buyer, Inc.	First Lien Secured Debt - Term Loan	S+400, 0.00% Floor	10/16/2026	45,067	44,845	43,409	(14)
Duck Creek Technologies							
Disco Parent, LLC	First Lien Secured Debt - Term Loan	S+750, 1.00% Floor	3/30/2029	25,032	24,547	25,345	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+750, 1.00% Floor	3/30/2029	—	(38)	—	(4)(9)(11)(28)
					24,509	25,345	
Everbridge							
Everbridge Holdings, LLC	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	7/2/2031	61,481	61,189	61,789	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	7/2/2031	6,025	5,989	6,055	(4)(9)(11)(15)(28)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	7/2/2031	—	(29)	—	(4)(9)(28)
					67,149	67,844	

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Flexera							
Flexera Software LLC	First Lien Secured Debt - Term Loan	S+300, 0.75% Floor	3/3/2028	25,452	25,441	25,655	(15)
G2CI							
Evergreen IX Borrower 223, LLC	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	9/30/2030	122,797	120,520	121,569	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+475, 0.75% Floor	10/1/2029	—	(200)	(101)	(4)(5)(9)(11)(28)
					120,320	121,468	
GrayMatter							
Genius Bidco LLC	First Lien Secured Debt - Term Loan	S+525, 1.00% Floor	5/1/2030	4,616	4,531	4,535	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+525, 1.00% Floor	5/1/2030	—	(15)	(30)	(4)(5)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+525, 1.00% Floor	5/1/2030	—	(21)	(20)	(4)(5)(9)(11)(28)
	Common Equity - Equity Unit	N/A	N/A	773 Shares	77	68	(4)(9)(31)
					4,572	4,553	
GTreasury							
G Treasury SS LLC	First Lien Secured Debt - Term Loan	S+550, 1.00% Floor	6/29/2029	8,571	8,434	8,443	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+550, 1.00% Floor	6/29/2029	4,489	4,454	4,421	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+525, 1.00% Floor	12/31/2025	—	(27)	(72)	(4)(5)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+550, 1.00% Floor	6/29/2029	—	(32)	(32)	(4)(5)(9)(11)(28)
					12,829	12,760	
HHAeXchange							
Homecare Software Solutions LLC	First Lien Secured Debt - Term Loan	S+525 (Includes 2.93% PIK)	6/14/2031	75,384	74,655	74,631	(4)(14)
Infoblox							
Delta Topco, Inc.	First Lien Secured Debt - Term Loan	S+350, 0.00% Floor	11/30/2029	23,392	23,365	23,604	(16)
Instem							
Ichor Management Limited	First Lien Secured Debt - Term Loan	S+550, 1.00% Floor	12/8/2029	9,186	8,987	8,864	(4)(8)(9)(16)
	First Lien Secured Debt - Delayed Draw	SONIA+550, 1.00% Floor	12/7/2029	£ —	(40)	(135)	(3)(4)(5)(8)(9)(11)(28)
	First Lien Secured Debt - Revolver	SONIA+550, 1.00% Floor	12/7/2029	£ 1,477	1,814	1,784	(3)(4)(8)(9)(16)(28)
					10,761	10,513	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Jagex							
Janus Bidco Limited	First Lien Secured Debt - Term Loan	S+600, 0.00% Floor	4/25/2031	68,523	66,918	67,153	(4)(8)(9)(16)
	First Lien Secured Debt - Term Loan	SONIA+600, 0.00% Floor	4/25/2031	£ 3,083	3,772	3,783	(3)(4)(8)(9)(20)
	First Lien Secured Debt - Delayed Draw	SONIA+600, 0.00% Floor	4/5/2031	£ —	(207)	(397)	(3)(4)(5)(8)(9)(11)(28)
					70,483	70,539	
JD Power							
Project Boost Purchaser, LLC	First Lien Secured Debt - Term Loan	S+350, 0.00% Floor	7/16/2031	9,000	9,002	9,075	(15)
Medallia							
Medallia, Inc.	First Lien Secured Debt - Term Loan	S+660 (Includes 4.00% PIK)	10/29/2028	39,616	39,065	34,367	(4)(9)(15)
M-Files							
MetaTiedot Midco S.à r.l.	First Lien Secured Debt - Term Loan	E+550, 0.75% Floor	11/27/2031	€ 21,178	22,043	21,608	(3)(4)(8)(19)
	First Lien Secured Debt - Term Loan	S+550, 0.75% Floor	11/27/2031	15,859	15,624	15,622	(4)(8)(15)
	First Lien Secured Debt - Delayed Draw	E+550, 0.75% Floor	11/27/2031	€ 171	128	74	(3)(4)(8)(11)(19)(28)
	First Lien Secured Debt - Revolver	E+550, 0.75% Floor	11/27/2030	€ 673	668	655	(3)(4)(8)(11)(19)(28)
	First Lien Secured Debt - Revolver	S+550, 0.75% Floor	11/27/2030	—	(24)	(24)	(4)(5)(8)(11)(28)
					38,439	37,935	
Mitchell							
Mitchell International, Inc.	First Lien Secured Debt - Term Loan	S+325, 0.50% Floor	6/17/2031	35,910	35,733	35,974	(14)
New Relic							
Crewline Buyer, Inc.	First Lien Secured Debt - Term Loan	S+675, 1.00% Floor	11/8/2030	66,900	65,358	66,900	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+675, 1.00% Floor	11/8/2030	—	(92)	—	(4)(9)(11)(28)
					65,266	66,900	
Paessler							
Blitz 24-34 GmbH	First Lien Secured Debt - Term Loan	S+600, 1.00% Floor	5/3/2031	47,664	47,218	47,187	(4)(8)(15)
	First Lien Secured Debt - Delayed Draw	S+600, 1.00% Floor	5/3/2030	—	(32)	(71)	(4)(5)(8)(11)(28)
					47,186	47,116	
Ping Identity							
Ping Identity Holding Corp.	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	10/17/2029	38,588	38,155	38,588	(4)(15)
	First Lien Secured Debt - Revolver	S+475, 0.75% Floor	10/17/2028	—	(36)	—	(4)(11)(28)
					38,119	38,588	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Qlik							
Project Alpha Intermediate Holding, Inc.	First Lien Secured Debt - Term Loan	S+325, 0.50% Floor	10/28/2030	12,500	12,468	12,595	(14)
Quorum							
QBS Parent, Inc.	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	11/7/2031	126,629	126,006	125,996	(4)(15)
	First Lien Secured Debt - Revolver	S+475, 0.75% Floor	11/7/2031	—	(65)	(67)	(4)(5)(11)(28)
					125,941	125,929	
RealPage							
RealPage, Inc.	First Lien Secured Debt - Term Loan	S+375, 0.50% Floor	4/24/2028	10,000	9,949	10,059	(15)
Relativity							
Relativity ODA LLC	First Lien Secured Debt - Term Loan	S+610, 1.00% Floor	5/12/2027	29,262	28,659	29,116	(4)(14)
Solera							
Polaris Newco, LLC	First Lien Secured Debt - Term Loan	S+426, 0.50% Floor	6/2/2028	8,338	8,208	8,363	(15)
Solera, LLC							
Polaris Newco, LLC	First Lien Secured Debt - Term Loan	S+426, 0.50% Floor	6/2/2028	39,018	38,956	39,136	(15)
Sunfire							
Spark Purchaser, Inc.	First Lien Secured Debt - Term Loan	S+550, 0.75% Floor	4/1/2031	8,627	8,466	8,562	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+550, 0.75% Floor	4/1/2030	—	(24)	(10)	(4)(5)(9)(11)(28)
					8,442	8,552	
UKG							
UKG Inc.	First Lien Secured Debt - Term Loan	S+300, 0.00% Floor	2/10/2031	10,715	10,733	10,803	(15)
Uniguest							
Uniguest Holdings, Inc	First Lien Secured Debt - Term Loan	S+500, 1.00% Floor	11/27/2030	48,651	47,929	47,920	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+500, 1.00% Floor	11/27/2030	—	(138)	(140)	(4)(5)(11)(28)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	11/27/2030	—	(68)	(69)	(4)(5)(11)(28)
					47,723	47,711	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Veeam Software							
VS Buyer, LLC	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	4/12/2031	16,627	16,623	16,772	(14)
Verscend							
Cotiviti, Inc.	First Lien Secured Debt - Term Loan	S+275, 0.00% Floor	5/1/2031	39,725	39,597	39,998	(14)
Waystar							
Navicure, Inc.	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	10/22/2029	11,933	11,919	12,003	(8)(14)
Zendesk							
Zendesk, Inc.	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	11/22/2028	145,404	143,393	145,040	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+500, 0.75% Floor	11/22/2028	—	(233)	(89)	(4)(5)(9)(11)(28)
	First Lien Secured Debt - Revolver	S+500, 0.75% Floor	11/22/2028	—	(191)	(37)	(4)(5)(9)(11)(28)
					142,969	144,914	
				Total Software	$ 2,111,043	$ 2,124,761	
Special Purpose Entity							
48forty Solutions							
Alpine Acquisition Corp II	First Lien Secured Debt - Term Loan	S+610 (Includes 8.65% PIK)	11/30/2029	$ 7,133	$ 7,133	$ 5,706	(4)(14)
				Total Special Purpose Entity	$ 7,133	$ 5,706	
Specialty Retail							
EG Group							
EG Global Finance PLC	First Lien Secured Debt - Corporate Bond	S+750, 0.50% Floor	11/30/2028	$ 118,022	$ 114,261	$ 123,628	(4)(8)(13)
EG Group Limited	First Lien Secured Debt - Term Loan	S+425, 0.00% Floor	2/7/2028	9,505	9,444	9,603	(8)(14)
					123,705	133,231	
Golden Hippo							
Altern Marketing, LLC	First Lien Secured Debt - Term Loan	S+500, 2.00% Floor	6/13/2028	75,235	74,462	75,235	(4)(9)(15)
	First Lien Secured Debt - Revolver	S+600, 2.00% Floor	6/13/2028	—	(132)	—	(4)(9)(11)(28)
					74,330	75,235	

See notes to consolidated financial statements
197

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
PetSmart							
PetSmart LLC	First Lien Secured Debt - Term Loan	S+385, 0.75% Floor	2/11/2028	9,675	9,678	9,655	(14)
S&S							
S&S Holdings LLC	First Lien Secured Debt - Term Loan	S+500, 0.50% Floor	9/20/2031	39,900	39,313	39,888	(14)
Tailored Brands							
The Men's Wearhouse, LLC	First Lien Secured Debt - Term Loan	S+650, 0.00% Floor	2/26/2029	85,479	83,370	85,550	(15)
Village Pet Care							
Village Pet Care, LLC	First Lien Secured Debt - Term Loan	S+650, 1.00% Floor	9/22/2029	909	894	900	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+650, 1.00% Floor	9/22/2029	545	512	509	(4)(9)(11)(15)(28)
	First Lien Secured Debt - Revolver	P+650, 1.00% Floor	9/22/2029	364	356	359	(4)(9)(11)(23)(28)
					1,762	1,768	
			Total Specialty Retail	$	332,158	$ 345,327	
Technology Hardware, Storage & Peripherals							
Biamp							
Biamp	First Lien Secured Debt - Term Loan	S+500, 1.00% Floor	4/30/2030	$ 43,670	$ 42,871	$ 42,486	(4)(9)(14)
	First Lien Secured Debt - Revolver	S+500, 1.00% Floor	4/30/2030	—	(107)	(163)	(4)(5)(9)(11)(28)
					42,764	42,323	
DTI							
DTI Holdco, Inc.	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	4/26/2029	11,939	11,911	12,051	(14)
Forterro							
Yellow Castle AB	First Lien Secured Debt - Term Loan	E+475 (Includes 5.00% PIK)	7/7/2029	€ 9,802	9,792	10,128	(3)(4)(8)(9)(20)
	First Lien Secured Debt - Term Loan	SARON+475 (Includes 5.00% PIK)	7/7/2029	₣ 3,296	3,327	3,622	(3)(4)(8)(9)(21)
	First Lien Secured Debt - Term Loan	STIBOR+475 (Inlcudes 5.00% PIK)	7/7/2029	kr 34,792	3,245	3,137	(3)(4)(8)(9)(22)
	First Lien Secured Debt - Delayed Draw	E+475, 0.00% Floor	7/9/2029	€ 4,873	4,996	4,943	(3)(4)(8)(9)(11)(19)(20)(28)
					21,360	21,830	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]		Cost [29]		Fair Value [1][30]		
Iris Software										
Elements Finco Limited	First Lien Secured Debt - Term Loan	SONIA+500, 0.00% Floor	12/19/2031	£	32,000		39,838		39,660	(3)(4)(8)(17)
Redwood										
Runway Bidco, LLC	First Lien Secured Debt - Term Loan	S+500, 1.50% Floor	12/17/2031		167,149		165,487		165,478	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+500, 0.50% Floor	12/17/2031		—		(206)		(208)	(4)(5)(28)
	First Lien Secured Debt - Revolver	S+500, 0.50% Floor	12/17/2031		—		(206)		(208)	(4)(5)(11)(28)
							165,075		165,062	
Service Express										
VICTORS PURCHASER, LLC	First Lien Secured Debt - Term Loan	S+475, 0.50% Floor	8/15/2031		79,322		78,560		79,322	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+475, 0.50% Floor	8/15/2031		—		(89)		—	(4)(28)
	First Lien Secured Debt - Revolver	S+550, 0.50% Floor	8/15/2031		—		(84)		—	(3)(4)(11)(28)
	First Lien Secured Debt - Revolver	S+550, 0.50% Floor	8/15/2031	C$	2,266		1,618		1,577	(3)(4)(11)(28)
							80,005		80,899	
		Total Technology Hardware, Storage & Peripherals				$	360,953	$	361,825	
Textiles, Apparel & Luxury Goods										
Authentic Brands										
ABG Intermediate Holdings 2 LLC	First Lien Secured Debt - Term Loan	S+225, 0.00% Floor	12/21/2028	$	41,868	$	41,706	$	42,083	(14)
Gruppo Florence										
Made in Italy 2 S.P.A.	First Lien Secured Debt - Corporate Bond	E+690, 0.00% Floor	10/17/2030	€	74,500		77,046		75,049	(3)(4)(8)(9)(19)
Iconix Brand Group										
IBG Borrower LLC	First Lien Secured Debt - Term Loan	S+615, 1.00% Floor	8/22/2029		113,964		112,554		112,824	(4)(9)(15)
		Total Textiles, Apparel & Luxury Goods				$	231,306	$	229,956	
Trading Companies & Distributors										
ASC Engineered Solutions										
Fire Flow Intermediate Corporation	First Lien Secured Debt - Term Loan	S+500, 0.75% Floor	7/10/2031	$	196,000	$	194,136	$	195,020	(4)(15)
Foundation Building Materials										
Foundation Building Materials, Inc.	First Lien Secured Debt - Term Loan	S+400, 0.00% Floor	1/29/2031		14,762		14,668		14,569	(14)(15)
	First Lien Secured Debt - Term Loan	S+325, 0.50% Floor	1/31/2028		7,220		7,061		7,128	(15)
							21,729		21,697	
		Total Trading Companies & Distributors				$	215,865	$	216,717	

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [12]	Maturity Date	Par/Shares [3]	Cost [29]	Fair Value [1][30]	
Transportation Infrastructure							
Alliance Ground International							
AGI-CFI Holdings, Inc.	First Lien Secured Debt - Term Loan	S+600, 0.75% Floor	6/11/2027	$ 9,750	$ 9,640	$ 9,750	(4)(15)
	First Lien Secured Debt - Term Loan	S+575, 0.75% Floor	6/11/2027	7,292	7,292	7,292	(4)(15)
					16,932	17,042	
GAT							
GAT-Airline Ground Support Inc	First Lien Secured Debt - Term Loan	S+550, 1.00% Floor	5/9/2029	15,162	14,958	15,010	(4)(9)(15)
	First Lien Secured Debt - Delayed Draw	S+550, 1.00% Floor	5/9/2029	951	929	927	(4)(9)(11)(15)(28)
	First Lien Secured Debt - Revolver	S+550, 1.00% Floor	5/9/2029	—	(31)	(24)	(4)(5)(9)(11)(28)
					15,856	15,913	
GSI							
Geotechnical Merger Sub, Inc.	First Lien Secured Debt - Term Loan	S+475, 0.75% Floor	10/15/2031	67,411	66,751	66,736	(4)(15)
	First Lien Secured Debt - Delayed Draw	S+475, 0.75% Floor	10/15/2031	—	(121)	(125)	(4)(5)(11)(28)
	First Lien Secured Debt - Revolver	S+475, 0.75% Floor	10/15/2031	3,121	3,031	3,027	(4)(11)(15)(28)
					69,661	69,638	
		Total Transportation Infrastructure			$ 102,449	$ 102,593	
		Total Investments before Cash Equivalents			**$ 14,609,338**	**$ 14,555,535**	(2)(6)(28)
Goldman Sachs Financial Square Government Fund Institutional		N/A	N/A	154,584	154,584	154,584	(7)
		Total Investments after Cash Equivalents			**$ 14,763,922**	**$ 14,710,119**	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Derivative Instrument	Company Receives	Company Pays	Maturity Date	Notional Amount		Footnote Reference
Interest rate swap (a)	6.90%	S+270	4/13/2029	$	325,000	Note 5
Interest rate swap (a)	6.70%	S+280	7/29/2031	$	300,000	Note 5
Interest rate swap (a)	4.02%	3-month SOFR	12/21/2025	$	62,000	Note 5
Interest rate swap (a)	3.97%	3-month SOFR	1/19/2026	$	38,000	Note 5
Interest rate swap (a)	3.67%	3-month SOFR	12/21/2027	€	82,000	Note 5
Interest rate swap (a)	3.65%	3-month SOFR	1/19/2028	$	18,000	Note 5
Interest rate swap (b)	7.02%	ESTR+372	9/28/2026	$	90,000	Note 5
Interest rate swap (a)	6.90%	S+271	4/13/2029	$	325,000	Note 5
Interest rate swap (a)	5.86%	S+267	4/13/2029	$	350,000	Note 5
Interest rate swap (a)	6.70%	S+280	7/29/2031	$	300,000	Note 5
Interest rate swap (a)	8.54%	S+418	9/28/2026	$	226,000	Note 5
Interest rate swap (a)	8.62%	S+456	9/28/2028	$	325,000	Note 5
Interest rate swap (a)	6.35%	S+238	7/29/2031	$	400,000	Note 5

Derivative Instrument	Company Receives	Company Pays	Maturity Date	Notional Amount		Footnote Reference
Currency swap (c)	S+45.5	KRW-CD 91D	5/12/2026	$	81,450	Note 5
Currency swap (c)	S+46.4	KRW-CD 91D	5/12/2026	$	60,988	Note 5

(a) Bears interest at a rate determined by three-month SOFR. The interest rate locked two business days prior to settlement of the interest rate swaps. The three-month SOFR is 4.31% on December 31, 2024.

(b) Bears interest at a rate determined by 1 day Euro Short Term Rate. The interest rate locked two business days prior to settlement of the interest rate swaps. The 1 day Euro Short Term Rate is 2.91% on December 31, 2024.

(c) Bears interest at a rate determined by SOFR and three-month Korean InterBank Offered Rate ("**KORIBOR**"). The interest rates locked two business days and one business day for SOFR and three-month KORIBOR, respectively, prior to settlement of the currency swaps. The SOFR and the three-month KORIBOR are 4.49% and 3.36%, respectively, on December 31, 2024.

Derivative Instrument	Settlement Date	Notional amount to be purchased		Notional amount to be sold		Footnote Reference
Foreign currency forward contract	3/19/2025	$	102,620	A$	161,453	Note 5
Foreign currency forward contract	3/19/2025		5,005	₣	4,427	Note 5
Foreign currency forward contract	3/19/2025		964,926	€	913,932	Note 5
Foreign currency forward contract	3/19/2025		1,130,403	£	890,468	Note 5
Foreign currency forward contract	3/19/2025		3,305	Skr	36,103	Note 5
Foreign currency forward contract	3/19/2025		1,921	C$	2,720	Note 5

(1) Fair value is determined in good faith by or under the direction of the Board of Trustees (the **"Board"**) of the Company (See **Note 2** to the consolidated financial statements).

(2) Aggregate gross unrealized gain and loss for federal income tax purposes are $142,155 and ($124,509), respectively. Net unrealized gain is $17,646 based on a total tax cost of $14,537,889.

(3) Par amount is denominated in USD unless otherwise noted, British Pound ("**£**"), Australian Dollar ("**A$**"), Canadian Dollar ("**C$**"), European Euro ("**€**"), Korean Won ("**₩**"), Swedish Krona ("**Skr**") and Swiss Franc ("**₣**"). Par amount represents funded commitments. See **Note 28** in the Consolidated Schedule of Investments and **Note 8** to the consolidated financial statements for further information on undrawn revolving and delayed draw loan commitments, including commitments to issue letters of credit through a financial intermediary on behalf of certain portfolio companies.

(4) These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by or under the direction of the Board (see **Note 2** and **Note 4** to the consolidated financial statements), pursuant to the Company's valuation policy.

See notes to consolidated financial statements
201

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

(5)   The negative fair value is the result of the commitment being valued below par.

(6)   All debt investments are income producing unless otherwise indicated. All equity investments are non-income producing unless otherwise noted.

(7)   This security is included in Cash and Cash Equivalents on the Consolidated Statements of Assets and Liabilities.

(8)   Investments that the Company has determined are not "qualifying assets" under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. The Company monitors the status of these assets on an ongoing basis. As of December 31, 2024, non-qualifying assets represented approximately 28.45% of the total assets of the Company.

(9)   These are co-investments made with the Company's affiliates in accordance with the terms of the exemptive order the Company received from the SEC permitting us to do so (see **Note 3** to the consolidated financial statements for discussion of the exemptive order from the SEC).

(10)   These debt investments are not pledged as collateral under any of the Company's credit facilities (see **Note 6** to the consolidated financial statements). For other debt investments that are pledged to the Company's credit facilities, a single investment may be divided into parts that are individually pledged as collateral to separate credit facilities.

(11)   The undrawn portion of these committed revolvers and delayed draw term loans includes a commitment and unused fee rate.

(12)   Unless otherwise indicated, loan contains a variable rate structure, and may be subject to an interest rate floor. Variable rate loans bear interest at a rate that may be determined by reference to the Secured Overnight Financing Rate ("**SOFR**" or "**S**") or an alternate base rate (which can include but is not limited to LIBOR, the Federal Funds Effective Rate or the Prime Rate), at the borrower's option, and which reset periodically based on the terms of the loan agreement. The terms in the Consolidated Schedule of Investments disclose the actual interest rate in effect as of the reporting period, and may be subject to interest floors.

(13)   The interest rate on these loans is subject to SOFR, which as of December 31, 2024 was 4.49%.

(14)   The interest rate on these loans is subject to 1 month SOFR, which as of December 31, 2024 was 4.33%.

(15)   The interest rate on these loans is subject to 3 months SOFR, which as of December 31, 2024 was 4.31%.

(16)   The interest rate on these loans is subject to 6 months SOFR, which as of December 31, 2024 was 4.25%.

(17)   The interest rate on these loans is subject to SONIA, which as of December 31, 2024 was 4.70%.

(18)   The interest rate on these loans is subject to 3 months KORIBOR, which as of December 31, 2024 was 3.36%.

(19)   The interest rate on these loans is subject to 3 months EURIBOR, which as of December 31, 2024 was 2.71%.

(20)   The interest rate on these loans is subject to 6 months EURIBOR, which as of December 31, 2024 was 2.57%.

(21)   The interest rate on these loans is subject to Swiss Average Rate Overnight (SARON), which as of December 31, 2024 was 0.45%.

(22)   The interest rate on these loans is subject to 6 months Stockholm Interbank Offered Rate (STIBOR), which as of December 31, 2024 was 2.53%.

(23)   The interest rate on these loans is subject to Prime, which as of December 31, 2024 was 7.50%.

(24)   The interest rate on this loan is subject to the Australia 3 month Bank Bill Swap Rate, which as of December 31, 2024, was 4.42%.

(25)   Loan was on non-accrual status as of December 31, 2024. Heubach Holdings USA LLC has a maturity date prior to the end of the current period. The portfolio company has filed for insolvency in certain jurisdictions and has begun a sales process for all or part of the portfolio company.

(26)   Treace Medical Concepts, Inc. is subject to an interest rate cap. The investment is capped at the lesser of stated interest rate and 3.00% plus the applicable margin.

(27)   Unless otherwise indicated, all investments are non-controlled, non-affiliated investments. Non-controlled, non-affiliated investments are defined as investments in which the Company owns less than 5% of the portfolio company's outstanding voting securities and does not have the power to exercise control over the management or policies of such portfolio company. As of December 31, 2024, all of the Company's investments were non-controlled, non-affiliated.

See notes to consolidated financial statements
202

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

(28) As of December 31, 2024, the Company had the following commitments to fund various revolving and delayed draw senior secured and subordinated loans, including commitments to issue letters of credit through a financial intermediary on behalf of certain portfolio companies. Such commitments are subject to the satisfaction of certain conditions set forth in the documents governing these loans and letters of credit and there can be no assurance that such conditions will be satisfied. See **Note 8** to the consolidated financial statements for further information on revolving and delayed draw loan commitments, including commitments to issue letters of credit, related to certain portfolio companies.

Name of Issuer	Total revolving and delayed draw loan commitments	Less: funded commitments	Total unfunded commitments	Less: commitments substantially at discretion of the Company	Less: unavailable commitments due to borrowing base or other covenant restrictions	Total net adjusted unfunded revolving and delayed draw commitments
1475 Holdings, LLC	$ 1,071	$ —	$ 1,071	$ —	$ —	$ 1,071
A&V Holdings Midco, LLC	57,227	—	57,227	—	—	57,227
Accela, Inc.	1,714	—	1,714	—	—	1,714
Accelerate360 Holdings, LLC	45,960	(24,956)	21,004	—	—	21,004
Accession Risk Management Group, Inc.	26,802	—	26,802	—	—	26,802
Acentra Holdings, LLC (fka CNSI Holdings, LLC)	11,450	(427)	11,023	—	—	11,023
ACP Avenu Buyer, LLC	2,654	(238)	2,415	—	(1,582)	833
Actium Midco 3 (UK) Limited*	22,490	—	22,490	—	—	22,490
Advarra Holdings, Inc.	12,380	—	12,380	—	—	12,380
Alcresta Therapeutics Inc.	5,232	—	5,232	—	—	5,232
Alera Group, Inc.	2,113	—	2,113	—	—	2,113
All Star Recruiting Locums, LLC	3,043	(217)	2,826	—	—	2,826
Altern Marketing, LLC	9,800	—	9,800	—	—	9,800
AMCP Clean Acqusition Company, LLC	34,960	—	34,960	—	—	34,960
American Restoration Holdings, LLC	3,285	(389)	2,896	—	—	2,896
Amika OpCo LLC (f/k/a Heat Makes Sense Shared Services, LLC)	1,617	—	1,617	—	—	1,617
Anaplan, Inc.	9,073	—	9,073	—	—	9,073
Artifact Bidco, Inc.	26,601	—	26,601	—	—	26,601
Associations Inc.	2,213	(543)	1,671	—	—	1,671
Avalara, Inc.	13,636	—	13,636	—	—	13,636
AVSC Holding Corp.	21,651	—	21,651	—	—	21,651
Azurite Intermediate Holdings, Inc.	7,325	—	7,325	—	—	7,325
BGIF IV Fearless Utility Services, Inc.	72,604	—	72,604	—	—	72,604
Biamp	6,000	—	6,000	—	—	6,000
Bingo Group Buyer, Inc.	7,433	(63)	7,370	—	—	7,370
Blitz 24-34 GmbH	7,097	—	7,097	—	—	7,097
Camin Cargo Control Holdings, Inc.	9,462	(2,618)	6,844	—	—	6,844
Certinia Inc (FinancialForce.com)	4,039	—	4,039	—	—	4,039
Channelside AcquisitionCo, Inc. (fka Gruden Acquisition, Inc.)	8,464	—	8,464	—	—	8,464
Chrysaor Bidco Sarl	448	—	448	—	—	448

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Name of Issuer	Total revolving and delayed draw loan commitments	Less: funded commitments	Total unfunded commitments	Less: commitments substantially at discretion of the Company	Less: unavailable commitments due to borrowing base or other covenant restrictions	Total net adjusted unfunded revolving and delayed draw commitments
CI (Quercus) Intermediate Holdings, LLC	$ 2,273	$ (189)	$ 2,083	$ —	$ —	$ 2,083
CircusTrix Holdings LLC	1,129	(806)	323	—	—	323
Coding Solutions Acquisition Inc	8,931	(3,006)	5,926	—	—	5,926
Coretrust Purchasing Group LLC (HPG Enterprises LLC)	12,632	—	12,632	—	—	12,632
Coupa Software Incorporated	8,716	—	8,716	—	—	8,716
CPI Buyer, LLC	3,981	—	3,981	—	—	3,981
Creek Parent, Inc.	29,103	—	29,103	—	—	29,103
Crete PA Holdco, LLC	26,744	—	26,744	—	—	26,744
Crewline Buyer, Inc.	4,365	—	4,365	—	—	4,365
CSC Holdings, LLC	100	(81)	19	—	—	19
Databricks, Inc.	27,274	—	27,274	—	—	27,274
Disco Parent, LLC	2,139	—	2,139	—	—	2,139
Eagle Purchaser, Inc.	6,632	(3,947)	2,684	—	(2,684)	—
Eclipse Buyer, Inc.	5,809	—	5,809	—	—	5,809
EHC Holdings Holdco Limited*	27,041	—	27,041	—	—	27,041
ERC Topco Holdings, LLC	3,195	(2,412)	783	—	—	783
Esdec Solar Group B.V. (Enstall Group B.V.)*	1,094	—	1,094	—	(1,094)	—
Everbridge Holdings, LLC	15,493	—	15,493	—	—	15,493
Evergreen IX Borrower 2023, LLC	10,071	—	10,071	—	—	10,071
Evoriel*	15,475	—	15,475	—	—	15,475
ExactCare Parent, Inc.	4,426	—	4,426	—	—	4,426
Excelligence Learning Corporation	13,562	(814)	12,748	—	—	12,748
FINANCIERE ASTEK*	6,370	—	6,370	—	—	6,370
Focus Financial Partners, LLC	3,201	—	3,201	—	—	3,201
G Treasury SS LLC	6,929	—	6,929	—	—	6,929
G&A Partners Holding Company II, LLC	8,169	—	8,169	—	(6,408)	1,761
Galway Borrower LLC	6,303	(251)	6,052	—	—	6,052
Gannett Holdings, LLC	12,944	—	12,944	—	—	12,944
GAT-Airline Ground Support Inc	3,810	—	3,810	—	—	3,810
Gateway US Holdings, Inc.	6,929	—	6,929	—	—	6,929
GC Waves Holdings, Inc.	32,269	—	32,269	—	—	32,269

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Name of Issuer	Total revolving and delayed draw loan commitments	Less: funded commitments	Total unfunded commitments	Less: commitments substantially at discretion of the Company	Less: unavailable commitments due to borrowing base or other covenant restrictions	Total net adjusted unfunded revolving and delayed draw commitments
Genius Bidco LLC	$ 2,861	$ —	$ 2,861	$ —	$ (1,701)	$ 1,160
Geotechnical Merger Sub, Inc.	34,329	(3,121)	31,209	—	—	31,209
Green Grass Foods, Inc.	1,250	—	1,250	—	—	1,250
Hanger, Inc.	2,395	—	2,395	—	—	2,395
HEF Safety Ultimate Holdings, LLC	4,355	(687)	3,668	—	—	3,668
Heritage Environmental Services, Inc.	19,444	—	19,444	—	—	19,444
Higginbotham Insurance Agency, Inc.	16,318	—	16,318	—	—	16,318
Hobbs & Associates LLC/VA	545	—	545	—	—	545
Howardsimon LLC	22,824	—	22,824	—	—	22,824
Hyperion Refinance Sarl	154,000	—	154,000	—	—	154,000
Ichor Management Limited*	5,701	(1,849)	3,852	—	(3,852)	—
International Schools Partnership Limited*	109,800	—	109,800	—	—	109,800
Investment Company 24 Bidco Limited*	11,009	—	11,009	—	—	11,009
IQN Holding Corp.	5,134	(2,011)	3,123	—	—	3,123
Ironhorse Purchaser, LLC	1,932	(157)	1,775	—	—	1,775
IW Buyer LLC	3,146	—	3,146	—	—	3,146
Janus Bidco Limited*	19,850	—	19,850	—	—	19,850
Jazz AH Holdco, LLC	800	(240)	560	—	—	560
Jensen Hughes, Inc	35,946	—	35,946	—	—	35,946
K Hovnanian Enterprises Inc	70,000	(5,600)	64,400	—	—	64,400
Kite Bidco Inc.	15,212	—	15,212	—	—	15,212
Legends Hospitality Holding Company, LLC	17,291	(1,153)	16,138	—	—	16,138
LendingTree, Inc.	23,535	—	23,535	—	—	23,535
Lotus Topco Inc.	8,235	—	8,235	—	—	8,235
M&M OPCO, LLC	238	—	238	—	—	238
Madonna Bidco Limited*	6,086	—	6,086	—	—	6,086
MetaTiedot Midco S.à r.l.	1,631	—	1,631	—	—	1,631
MetaTiedot Midco S.à r.l.*	9,592	(697)	8,895	—	—	8,895
MGP Holdings III Corp.	4,114	(458)	3,656	—	—	3,656
Mobile Communications America, Inc.	3,556	(340)	3,216	—	—	3,216
Mount Olympus Bidco Limited	1,447	—	1,447	—	—	1,447
North Haven RI Buyer, LLC	4,100	(1,500)	2,600	—	(1,600)	1,000

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Name of Issuer	Total revolving and delayed draw loan commitments	Less: funded commitments	Total unfunded commitments	Less: commitments substantially at discretion of the Company	Less: unavailable commitments due to borrowing base or other covenant restrictions	Total net adjusted unfunded revolving and delayed draw commitments
Novotech SG Holdings Pte. Ltd./ Novotech Aus Bidco Pty Ltd/Novotech Holdings USA LLC	$ 6,643	$ —	$ 6,643	$ —	$ —	$ 6,643
NPPI Buyer, LLC	9,211	—	9,211	—	—	9,211
Olympus Terminals Holdco II LLC	22,000	—	22,000	—	—	22,000
OMH-Healthedge Holdings, Inc.	11,729	—	11,729	—	—	11,729
Omnimax International, LLC	9,439	—	9,439	—	—	9,439
One Silver Serve, LLC	11,199	—	11,199	—	—	11,199
Orthrus Ltd*	10,429	—	10,429	—	—	10,429
Paisley Bidco Limited*	2,348	—	2,348	—	—	2,348
Parfums Holding Company, Inc.	10,268	—	10,268	—	—	10,268
PARS Group LLC	952	—	952	—	(952)	—
Patriot Foods Buyer, Inc.	3,416	—	3,416	—	—	3,416
Patriot Growth Insurance Services, LLC	4,087	(1,156)	2,932	—	—	2,932
Pave America Interco, LLC (f/k/a Pavement Partners Interco, LLC)	3,418	(2,350)	1,068	—	—	1,068
PHOENIX YW BUYER, INC.	1,705	—	1,705	—	—	1,705
Ping Identity Holding Corp.	3,868	—	3,868	—	—	3,868
PMA Parent Holdings, LLC	987	—	987	—	—	987
Poly-Wood, LLC	46,091	—	46,091	—	—	46,091
PPL Acquisition LLC	1,000	—	1,000	—	—	1,000
Protein For Pets Opco, LLC	4,717	—	4,717	—	—	4,717
QBS Parent, Inc.	13,371	—	13,371	—	—	13,371
Quikrete Holdings, Inc.	300,000	—	300,000	—	—	300,000
R.F. Fager Company, LLC	1,875	—	1,875	—	—	1,875
Rarebreed Veterinary Partners, Inc.	29,355	—	29,355	—	—	29,355
Reliable Doors, LLC	1,560	(114)	1,446	—	—	1,446
Rialto Management Group, LLC	2,433	—	2,433	—	—	2,433
RoC Holdco LLC	4,390	—	4,390	—	—	4,390
Rochester Midland Corporation	14,155	—	14,155	—	—	14,155
Ruler Bidco S.A R.L.*	7,527	—	7,527	—	—	7,527
Runway Bidco, LLC	62,292	—	62,292	—	—	62,292
SG Acquisition, Inc.	5,757	—	5,757	—	—	5,757

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Name of Issuer	Total revolving and delayed draw loan commitments		Less: funded commitments		Total unfunded commitments		Less: commitments substantially at discretion of the Company		Less: unavailable commitments due to borrowing base or other covenant restrictions		Total net adjusted unfunded revolving and delayed draw commitments	
Signia Aerospace, LLC	$	485	$	—	$	485	$	—	$	—	$	485
Smith Topco, Inc.		1,692		—		1,692		—		—		1,692
Spark Purchaser, Inc.		1,351		—		1,351		—		—		1,351
SumUp Holdings Luxembourg S.a.r.l.*		10,358		—		10,358		—		—		10,358
Sysnet North America, Inc.		3,947		(2,105)		1,842		—		—		1,842
TerSera Therapeutics LLC		1,395		—		1,395		—		—		1,395
Thg Acquisition, LLC		30,072		(745)		29,327		—		—		29,327
Traffic Management Solutions, LLC		7,621		(121)		7,500		—		—		7,500
Treace Medical Concepts, Inc.		5,875		(200)		5,675		—		—		5,675
Trench Plate Rental Co.		4,545		(3,568)		977		—		—		977
Truck-Lite Co., LLC		32,000		—		32,000		—		—		32,000
Truist Insurance Holdings, LLC		24,868		—		24,868		—		—		24,868
TS Investors, LLC		4,125		—		4,125		—		—		4,125
TZ Buyer LLC		606		(182)		424		—		—		424
Uniguest Holdings, Inc		23,349		—		23,349		—		—		23,349
USA DeBusk LLC		6,168		(550)		5,618		—		—		5,618
Vensure Employer Services, Inc.		28,026		—		28,026		—		—		28,026
VICTORS PURCHASER, LLC		27,760		—		27,760		—		—		27,760
VICTORS PURCHASER, LLC*		1,877		(1,577)		300		—		—		300
Village Pet Care, LLC		3,545		(364)		3,182		—		—		3,182
Violin Finco Guernsey Limited*		6,662		—		6,662		—		—		6,662
Volunteer AcquisitionCo, LLC		758		—		758		—		—		758
WC ORS Buyer, Inc.		28,692		(3,730)		24,962		—		—		24,962
WH BorrowerCo, LLC		19,173		(2,201)		16,972		—		(14,662)		2,310
Yellow Castle AB*		36,848		—		36,848		—		—		36,848
Zendesk, Inc.		50,138		—		50,138		—		—		50,138
Zeus Company LLC		14,074		—		14,074		—		—		14,074
Total	$	**2,353,861**	$	**(77,731)**	$	**2,276,130**	$	**—**	$	**(34,536)**	$	**2,241,594**

* These investments are in a foreign currency and the total commitment has been converted to USD using the December 31, 2024 exchange rate.

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

(29) The following shows the composition of the Company's portfolio at cost by investment type and industry as of December 31, 2024:

Industry	First Lien - Secured Debt	Second Lien - Secured Debt	Unsecured Debt	Preferred Equity	Common Equity	Total
Aerospace & Defense	$ 112,768	$ —	$ —	$ —	$ —	$ 112,768
Automobile Components	191,178	—	—	—	—	191,178
Banks	16,377	—	—	—	—	16,377
Biotechnology	42,869	—	—	—	—	42,869
Building Products	164,082	—	—	—	—	164,082
Capital Markets	243,574	—	—	—	—	243,574
Chemicals	103,426	—	—	—	100	103,526
Commercial Services & Supplies	1,173,940	—	—	—	140	1,174,080
Communications Equipment	114,876	36,810	—	—	—	151,686
Construction & Engineering	340,503	—	—	—	50	340,553
Construction Materials	23,809	—	—	—	—	23,809
Consumer Finance	52,852	—	—	—	—	52,852
Consumer Staples Distribution & Retail	340,072	—	—	—	—	340,072
Containers & Packaging	137,038	—	—	—	—	137,038
Distributors	173,598	—	—	—	90	173,688
Diversified Consumer Services	389,803	—	—	—	—	389,803
Electric Utilities	202,475	—	—	—	—	202,475
Electrical Equipment	113,687	—	—	—	—	113,687
Electronic Equipment, Instruments & Components	27,652	—	—	—	—	27,652
Energy Equipment & Services	33,099	—	—	—	—	33,099
Entertainment	86,002	—	—	—	—	86,002
Financial Services	1,167,939	—	—	5,940	101	1,173,980
Financing	14,018	—	—	—	—	14,018
Food Products	3,627	—	—	—	125	3,752
Ground Transportation	92,152	—	—	—	—	92,152
Health Care Equipment & Supplies	162,268	—	—	—	—	162,268
Health Care Providers & Services	1,098,927	—	—	100	—	1,099,027
Health Care Technology	120,361	—	—	—	—	120,361

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry	First Lien - Secured Debt		Second Lien - Secured Debt		Unsecured Debt		Preferred Equity		Common Equity		Total	
Hotels, Restaurants & Leisure	$	416,996	$	—	$	96	$	—	$	—	$	417,092
Household Durables		144,955		—		—		—		50		145,005
Household Products		120,192		—		—		—		—		120,192
Independent Power & Renewable Electricity Producers		74,978		—		—		—		—		74,978
Insurance		773,289		—		—		49		—		773,338
IT Services		464,698		—		—		—		—		464,698
Leisure Products		189,106		—		—		—		—		189,106
Life Sciences Tools & Services		78,543		—		—		—		—		78,543
Machinery		243,438		—		—		—		—		243,438
Marine Transportation		25,671		—		—		—		—		25,671
Media		630,519		—		—		—		—		630,519
Oil, Gas & Consumable Fuels		22,973		—		—		—		—		22,973
Personal Care Products		265,674		—		—		—		33		265,707
Pharmaceuticals		443,035		—		—		117		—		443,152
Professional Services		435,275		—		—		—		—		435,275
Real Estate Management & Development		132,316		—		—		—		—		132,316
Software		2,110,966		—		—		—		77		2,111,043
Special Purpose Entity		7,133		—		—		—		—		7,133
Specialty Retail		332,158		—		—		—		—		332,158
Technology Hardware, Storage & Peripherals		360,953		—		—		—		—		360,953
Textiles, Apparel & Luxury Goods		231,306		—		—		—		—		231,306
Trading Companies & Distributors		215,865		—		—		—		—		215,865
Transportation Infrastructure		102,449		—		—		—		—		102,449
Total	$	14,565,460	$	36,810	$	96	$	6,206	$	766	$	14,609,338

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

(30) The following shows the composition of the Company's portfolio at fair value by investment type, industry and region as of December 31, 2024:

Industry	First Lien - Secured Debt	Second Lien - Secured Debt	Unsecured Debt	Preferred Equity	Common Equity	Total	% of Net Assets
Aerospace & Defense	$ 114,754	$ —	$ —	$ —	$ —	$ 114,754	1.2%
Automobile Components	193,552	—	—	—	—	193,552	2.0%
Banks	16,310	—	—	—	—	16,310	0.2%
Biotechnology	42,891	—	—	—	—	42,891	0.4%
Building Products	165,258	—	—	—	—	165,258	1.7%
Capital Markets	243,355	—	—	—	—	243,355	2.5%
Chemicals	90,913	—	—	—	118	91,031	1.0%
Commercial Services & Supplies	1,169,906	—	—	—	202	1,170,108	12.3%
Communications Equipment	116,544	5,723	—	—	—	122,267	1.3%
Construction & Engineering	336,834	—	—	—	32	336,866	3.5%
Construction Materials	23,926	—	—	—	—	23,926	0.3%
Consumer Finance	54,424	—	—	—	—	54,424	0.6%
Consumer Staples Distribution & Retail	347,144	—	—	—	—	347,144	3.6%
Containers & Packaging	132,079	—	—	—	—	132,079	1.4%
Distributors	174,994	—	—	—	93	175,087	1.8%
Diversified Consumer Services	377,209	—	—	—	—	377,209	4.0%
Electric Utilities	196,360	—	—	—	—	196,360	2.1%
Electrical Equipment	111,076	—	—	—	—	111,076	1.2%
Electronic Equipment, Instruments & Components	27,990	—	—	—	—	27,990	0.3%
Energy Equipment & Services	33,361	—	—	—	—	33,361	0.3%
Entertainment	87,577	—	—	—	—	87,577	0.9%
Financial Services	1,163,503	—	—	6,176	101	1,169,780	12.3%
Financing	13,408	—	—	—	—	13,408	0.1%
Food Products	3,700	—	—	—	153	3,853	0.0%
Ground Transportation	89,484	—	—	—	—	89,484	0.9%
Health Care Equipment & Supplies	163,802	—	—	—	—	163,802	1.7%
Health Care Providers & Services	1,078,972	—	—	50	—	1,079,022	11.3%
Health Care Technology	121,371	—	—	—	—	121,371	1.3%

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry	First Lien - Secured Debt	Second Lien - Secured Debt	Unsecured Debt	Preferred Equity	Common Equity	Total	% of Net Assets
Hotels, Restaurants & Leisure	$ 408,120	$ —	$ 103	$ —	$ —	$ 408,223	4.3%
Household Durables	149,259	—	—	—	65	149,324	1.6%
Household Products	116,470	—	—	—	—	116,470	1.2%
Independent Power & Renewable Electricity Producers	64,581	—	—	—	—	64,581	0.7%
Insurance	778,808	—	—	49	—	778,857	8.2%
IT Services	462,807	—	—	—	—	462,807	4.8%
Leisure Products	193,214	—	—	—	—	193,214	2.0%
Life Sciences Tools & Services	78,564	—	—	—	—	78,564	0.8%
Machinery	246,511	—	—	—	—	246,511	2.6%
Marine Transportation	25,714	—	—	—	—	25,714	0.3%
Media	634,570	—	—	—	—	634,570	6.6%
Oil, Gas & Consumable Fuels	23,023	—	—	—	—	23,023	0.2%
Personal Care Products	267,248	—	—	—	—	267,248	2.8%
Pharmaceuticals	449,710	—	—	152	—	449,862	4.7%
Professional Services	434,044	—	—	—	—	434,044	4.5%
Real Estate Management & Development	132,293	—	—	—	—	132,293	1.4%
Software	2,124,693	—	—	—	68	2,124,761	22.3%
Special Purpose Entity	5,706	—	—	—	—	5,706	0.1%
Specialty Retail	345,327	—	—	—	—	345,327	3.6%
Technology Hardware, Storage & Peripherals	361,825	—	—	—	—	361,825	3.8%
Textiles, Apparel & Luxury Goods	229,956	—	—	—	—	229,956	2.4%
Trading Companies & Distributors	216,717	—	—	—	—	216,717	2.3%
Transportation Infrastructure	102,593	—	—	—	—	102,593	1.1%
Total	$ 14,542,450	$ 5,723	$ 103	$ 6,427	$ 832	$ 14,555,535	152.5%
% of Net Assets	152.3%	0.1%	0.0%	0.1%	0.0%	152.5%	

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

(31) Securities that are exempt from registration under the Securities Act of 1933, as amended (the "**Securities Act**"), and may be deemed to be "restricted securities" under the Securities Act. As of December 31, 2024, the aggregate fair value of these securities is $7,260 or 0.1% of the Company's net assets. The acquisition dates of the restricted securities are as follows:

Issuer	Security Type	Acquisition Date
Alcresta Holdings, LP	Preferred Equity - Preferred Stocks	3/12/2024
Alcresta Holdings, LP	Preferred Equity - Equity Unit	3/12/2024
Eclipse Topco, Inc.	Preferred Equity - Preferred Stocks	9/6/2024
Ergotron Investments, LLC	Common Equity - Equity Unit	7/6/2022
Fortis Fire & Safety Holdings LP	Common Equity - Equity Unit	7/21/2023
Genius Bidco LLC	Common Equity - Equity Unit	5/1/2024
HIG Intermediate, Inc.	Preferred Equity - Preferred Stocks	12/10/2024
Ishtar Co-Invest-B LP	Common Equity - Stock	7/1/2022
Nutpods Holdings, Inc.	Common Equity - Stock	12/26/2023
Oshun Co-Invest-B LP	Common Equity - Stock	7/1/2022
PPL Equity LP	Preferred Equity - Preferred Stocks	7/1/2022
PPL Equity LP	Preferred Equity - Equity Unit	7/1/2022
RMC Topco LLC	Common Equity - Equity Unit	8/1/2023
Tailwind Fire Flow Investor, LP	Common Equity - Membership Interest	6/28/2024
Trench Safety Solutions Holdings, LLC	Common Equity - Equity Unit	4/29/2022
TZ Parent LLC	Common Equity - Equity Unit	8/12/2022
WC ORS Holdings, L.P.	Common Equity - Limited Partnership	8/7/2024

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

(32) These investments have a variable interest rate of SOFR + variable spread based on the terms of respective credit agreements.

Industry Classification	Percentage of Total Investments (at Fair Value) as of December 31, 2024
Software	14.7%
Commercial Services & Supplies	8.1%
Financial Services	8.0%
Health Care Providers & Services	7.4%
Insurance	5.4%
Media	4.4%
IT Services	3.2%
Pharmaceuticals	3.1%
Professional Services	3.0%
Hotels, Restaurants & Leisure	2.8%
Diversified Consumer Services	2.6%
Technology Hardware, Storage & Peripherals	2.5%
Consumer Staples Distribution & Retail	2.4%
Specialty Retail	2.4%
Construction & Engineering	2.3%
Personal Care Products	1.8%
Machinery	1.7%
Capital Markets	1.7%
Textiles, Apparel & Luxury Goods	1.6%
Trading Companies & Distributors	1.5%
Electric Utilities	1.3%
Automobile Components	1.3%
Leisure Products	1.3%
Distributors	1.2%

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry Classification	Percentage of Total Investments (at Fair Value) as of December 31, 2024
Building Products	1.1%
Health Care Equipment & Supplies	1.1%
Household Durables	1.0%
Real Estate Management & Development	0.9%
Containers & Packaging	0.9%
Communications Equipment	0.8%
Health Care Technology	0.8%
Household Products	0.8%
Aerospace & Defense	0.8%
Electrical Equipment	0.8%
Transportation Infrastructure	0.7%
Chemicals	0.6%
Ground Transportation	0.6%
Entertainment	0.6%
Life Sciences Tools & Services	0.5%
Independent Power & Renewable Electricity Producers	0.4%
Consumer Finance	0.4%
Biotechnology	0.3%
Energy Equipment & Services	0.2%
Electronic Equipment, Instruments & Components	0.2%
Marine Transportation	0.2%
Construction Materials	0.2%
Oil, Gas & Consumable Fuels	0.2%
Banks	0.1%
Financing	0.1%
Special Purpose Entity	0.0%
Food Products	0.0%
	100.0%

See notes to consolidated financial statements

APOLLO DEBT SOLUTIONS BDC
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Geographic Region	Percentage of Total Investments (at Fair Value) as of December 31, 2024
United States	78.9%
United Kingdom	10.2%
Europe	9.0%
Australia	0.7%
Canada	0.7%
Asia	0.3%
Caribbean	0.2%

See notes to consolidated financial statements